Form 10-K405, Exhibit 13
period 1996-02-03
TOYS R US INC
filed 1996-04-25
CIK 1005414

BABIES "R" US (TRADE MARK SYMBOL)
OUR NEWEST ARRIVAL

"Delivering the service, selection and low prices you expect"

Babies"R"Us is an exciting new juvenile retailing strategy which will enable Toys"R"Us to focus on a key customer base and increase our overall market share by attracting new moms, dads and mothers-to-be from the time before their baby's birth through the early years of their child's growth. For the first time Toys"R"Us can now offer to new parents and mothers-to-be an expansive 45,000 sq. ft. store with everything for baby all under one roof. Expectant and new parents will be able to do all their shopping from diapers to baby furniture to clothing and have the opportunity to design their dream nursery, aided by our in-store experts, all within their budget. With a selection of products second to none, they will be able to choose from aisles and aisles of top name strollers, car seats, carriages, bumper seats, high chairs, cribs, playards, health and baby care products, accessories, over 40 room settings of furniture, more than 5,000 sq. ft. of specialty name brand clothing... even infant, toddler and pre-school toys... all at everyday low prices. The store was designed with the customer in mind... an open, airy, customer-friendly environment with low merchandise displays in the center of the store providing a sweeping view of our entire merchandise selection from any location in the store; a special Mother's Room for nursing baby, complete with changing tables; and a state of the art Baby Registry that will help put an end to duplicate gifts and unnecessary returns. Our Baby Registry is just one of the many services that Babies"R"Us will provide for its customers. In fact, everything about Babies"R"Us is service oriented. All of our store associates will be trained to answer questions and provide all the services a new parent needs when making important decisions. By offering new parents and mothers-to-be the low prices they want and the service they need, Babies"R"Us adds another dimension to Toys"R"Us' preeminence in the marketplace.

TOYS"R"US (TRADE MARK SYMBOL)
NOW RE-DESIGNED

"Shopping at Toys"R"Us has never been easier"

Toys"R"Us has reinvented the shopping experience with a completely redesigned toy store for the 21st century...Concept 2000. It's an innovative new store format that combines the ultimate in shopping convenience and aesthetics.
The store provides the customer with a sweeping panoramic view of all major categories from any location through the use of low merchandise displays in the center of the store. This new and innovative concept was designed to satisfy our customer's needs by making it not only easier to shop, but more fun and exciting and pleasing to the eye...in other words, a much more enjoyable shopping experience. Customers will enter a 14 foot wide main aisle that runs down the center of the store. This main aisle will be connected to an "oval race track" that circles the store and accesses every major category, each one color coded for ease of shopping. In addition, Concept 2000 adds visual excitement to the shopping experience with fun, animated icons standing 12 foot high, a huge skylight in the center of the store and a bike assembly shop that allows customers to actually see their bike being assembled. Operationally, we've redesigned the way merchandise is presented to the customer. It includes a game alcove that surrounds the customer with the newest and most exciting games, a Warner Kids shop, as well as a special Barbie and Lego presentation. And we have expanded the use of promotional power tables that are designed to increase impulse purchases, shopping convenience and profits. In addition, through the use of innovative storage systems, we have been able to convert 5,000 sq. ft. of storeroom space to sales floor space. The Concept 2000 store adds fun and excitement, ease and convenience of shopping, while maintaining the Toys"R"Us standard of everyday low prices, for a completely new and unique toy shopping experience.

TOYS"R"US (TRADE MARK SYMBOL)
SUPERSTORE

"Superstore, the ultimate kids shopping experience"

In the era of superstores and mega size wholesalers, the time is right for Toys"R"Us to enter this arena with a superstore of its own. This prototype superstore will encompass 90,000 sq. ft. and will be an open, easy to shop, friendly store with 30 foot ceiling heights and a huge skylight the center of the store. From a strategic point of view, Toys will now be able to offer its three retailing strategies under one roof... Toys"R"Us, Kids"R"Us and Babies"R"Us. Our superstore will quickly become the destination store for baby and kid related toys and products, emphasizing customer service, fun, excitement and huge selection in a great environment. In addition to the three retailing operations, we will also offer new and exciting opportunities for our customers. They will include licensed operations for a national quick service food chain, snack bar, haircutting center, photo studio and shoe department.
To add even more fun and excitement, kids will be able to ride on a carousel, take computer courses in our Little Red School House, try on clothing in fitting rooms designed like castles, have birthday parties in our party room and participate in scheduled promotions including such fun activities as face painting and balloon sculpting. We have made shopping easier for parents too, as boys' and girls' toy sections will be located directly adjacent to their respective clothing sections. Our superstore will offer the consumer the widest selection of toys, clothes and infant needs in the industry at our traditional everyday low prices.

All three new store concepts, Babies"R"Us, Concept 2000 and our superstore, will reshape the shopping experience and position the Toys"R"Us family of stores as the premiere retailer of children's products for the 21st Century.

INTRODUCING
BABIES"R"US (TRADE MARK SYMBOL)

THE NEWLY DESIGNED
TOYS"R"US (TRADE MARK SYMBOL)

EVERYTHING FOR KIDS UNDER ONE ROOF
TOYS"R"US (TRADE MARK SYMBOL)
Superstore

TABLE OF CONTENTS

1       Financial Highlights
2       Letter to Our Stockholders
6       Management's Discussion -
        Results of Operations
        and Financial Condition
7       Quarterly Financial Data and
        Market Information
8       Financial Statements
17      Report of Management
17      Report of Independent Auditors
18      Directors and Officers
19      Corporate Data


STORE LOCATIONS

TOYS"R"US UNITED STATES - 653 LOCATIONS
Alabama - 7
Alaska - 1
Arizona - 12
Arkansas - 4
California - 80
Colorado - 11
Connecticut - 9
Delaware - 2
Florida - 41
Georgia - 17
Hawaii - 1
Idaho - 2
Illinois - 34
Indiana - 12
Iowa - 8
Kansas - 4
Kentucky - 8
Louisiana - 11
Maine - 2
Maryland - 18
Massachusetts - 18
Michigan - 24
Minnesota - 11
Mississippi - 5
Missouri - 12
Montana - 1
Nebraska - 3
Nevada - 4
New Hampshire - 5
New Jersey - 22
New Mexico - 3
New York - 44
North Carolina - 16
North Dakota - 1
Ohio - 29
Oklahoma - 4
Oregon - 8
Pennsylvania - 30
Rhode Island - 1
South Carolina - 8
South Dakota - 2
Tennessee - 12
Texas - 51
Utah - 5
Virginia - 20
Washington - 12
West Virginia - 3
Wisconsin - 11

Puerto Rico - 4


TOYS"R"US INTERNATIONAL - 337 LOCATIONS

Australia - 21
Austria - 7
Belgium - 3
Canada - 58
Denmark - 1
France - 37

Germany - 57
Hong Kong - 4
Israel - 1
Japan - 37
Luxembourg  - 1
Malaysia - 4
Netherlands - 9
Portugal - 3
Singapore - 4
Spain - 26
Sweden - 3
Switzerland - 4
Taiwan - 6
United Arab Emirates - 1
United Kingdom - 50


KIDS"R"US UNITED STATES - 213 LOCATIONS

Alabama - 1
California - 27
Connecticut - 6
Delaware - 1
Florida - 10
Georgia - 4
Illinois - 20
Indiana - 7
Iowa - 1
Kansas - 1
Maine - 1
Maryland - 8
Massachusetts - 6
Michigan - 13
Minnesota - 5
Missouri - 4
Nebraska - 1
New Hampshire - 2
New Jersey - 17
New York - 21
Ohio - 19
Pennsylvania - 14
Rhode Island - 1
Tennessee - 1
Texas - 9
Utah - 3
Virginia - 7
Wisconsin - 3

Toys"R"Us is the world's largest retailer of children's products in terms of both sales and earnings. At February 3, 1996, the Company operated 653 toy stores in the United States, 337 international toy stores and 213 Kids"R"Us children's clothing stores.

FINANCIAL HIGHLIGHTS
TOYS"R"US, INC. AND SUBSIDIARIES

(Dollars in millions except per share information)                                                               Fiscal Year Ended
- ----------------------------------------------------------------------------------------------------------------------------------
                            Feb. 3,   Jan. 28,   Jan. 29,   Jan. 30,   Feb. 1,   Feb. 2,   Jan. 28,   Jan. 29,   Jan. 31,   Feb. 1,
                              1996*       1995       1994       1993      1992      1991       1990       1989       1988      1987
                            ------    -------    --------   --------   -------   -------   --------   --------   --------   -------
OPERATIONS:

  Net Sales                 $ 9,427    $ 8,746    $ 7,946    $ 7,169   $ 6,124   $ 5,510    $ 4,788    $ 4,000    $ 3,137   $ 2,445
  Net Earnings                  148        532        483        438       340       326        321        268        204       152
  Earnings Per Share            .53       1.85       1.63       1.47      1.15      1.11       1.09        .91        .69       .52

FINANCIAL POSITION AT YEAR END:

  Working Capital               326        484        633        797       328       177        238        255        225       155
  Real Estate-Net             2,336      2,271      2,036      1,877     1,751     1,433      1,142        952        762       601
  Total Assets                6,738      6,571      6,150      5,323     4,583     3,582      3,075      2,555      2,027     1,523
  Long-Term Obligations         827        785        724        671       391       195        173        174        177        85
  Stockholders Equity         3,432      3,429      3,148      2,889     2,426     2,046      1,705      1,424      1,135       901

NUMBER OF STORES AT YEAR END:

  Toys"R"Us - United States     653        618        581        540       497       451        404        358        313       271
  Toys"R"Us - International     337        293        234        167       126        97         74         52         37        24
  Kids"R"Us - United States     213        204        217        211       189       164        137        112         74        43


* After restructuring and other charges.




                        CONSOLIDATED NET SALES (billions)
                           (GRAPHIC MATERIAL OMITTED)


       Fiscal Year            1986         2.4
                              1987         3.1
                              1988         4.0
                              1989         4.8
                              1990         5.5
                              1991         6.1
                              1992         7.2
                              1993         7.9
                              1994         8.7
                              1995         9.4



TO OUR STOCKHOLDERS

INTRODUCTION

In last year's letter to our stockholders, we addressed strategic initiatives that were being taken to improve our long-term profitability and market share. We further cautioned that these steps would adversely impact our ability to achieve our historic earnings growth rate in 1995. These strategies, coupled with a retailing environment that the media described as one of the most difficult in decades, have resulted in Toys"R"Us not reporting record earnings for the first time in our history as a public company.

One can argue that the decline in earnings is understandable given the externalities which face our business: the abysmal retail climate, the lack of exciting product and the transition to a new generation of video games. We believe, however, such performance is not acceptable.

In the true Toys"R"Us tradition, we have taken the initiative to regain the historic momentum we attained as a market leader and as one of the leading growth-oriented retailers in the world. Beginning in 1995, we launched an ambitious plan to not only restructure our operations, but to also grow our business through the exciting new formats highlighted on the cover of this report.

The highlights of our strategic plan are discussed in this letter. We hope that when you read about our activities, you will be as excited as we are about our future.


(Photo of Michael Goldstein, Vice Chairman and Chief Executive Officer and Robert C. Nakasone, President and Chief Operating Officer.)


1995 FINANCIAL HIGHLIGHTS

We are pleased to report our 17th consecutive year of record sales since Toys"R"Us became a public company. For the year, sales grew to $9.4 billion, an 8% increase over the $8.7 billion in the prior year. However, before the restructuring charge described below, operating earnings decreased 18%, while net earnings fell to $417.2 million versus $531.8 million in 1994. Earnings per share, before the restructuring, decreased to $1.51 compared to $1.85 a year ago. As a result of the restructuring, net earnings for the year were $148.1 million or $.53 per share.

Our restructuring program will place Toys"R"Us in a stronger position to generate significant earnings gains in 1996, and more importantly, should improve our growth trends over the longer term. The four main elements of the 1995 charge to earnings are:

1. Strategic Inventory Repositioning
In response to changes in the retailing market place, we will streamline the number of items carried by more than 20%. We have learned from our customers that the breadth of our assortment can sometimes make it cumbersome to shop in our stores. By eliminating certain product, we will be able to display a more in-depth merchandise presentation, further enhancing our selection advantage and improving overall store productivity and profitability. Our inventory assortment after this restructuring will continue to far exceed the selection of our competitors.

2. Store Closings
We reviewed all of our more than 1,200 operating locations throughout the world and have identified 25 stores which are not performing up to our expectations. Our restructuring plan includes the closing of 3 Toys"R"Us and 12 Kids"R"Us stores in the United States, and the franchising or closing of 10 toy stores in Europe.

3. Improved Administrative and Distribution Efficiencies
In order to enhance the profitability of our business units, we will consolidate 3 distribution centers and 7 administrative facilities in the United States and Europe.

4. Asset Impairment
In 1995, we elected early adoption of a new accounting pronouncement which resulted in a $24 million charge relating to the write down of impaired long-term assets. We are particularly proud that with over $4 billion of long-term assets, our total impairment is very small.

Restructuring Benefits
We believe these restructuring efforts will enable us to sustain our leadership position as the world's premier retailer of children's products. Although it is difficult to estimate, between the reduction in our cost structure and the benefits anticipated from repositioning our merchandise offerings, the restructuring should provide at least a $50 million benefit to operating earnings in 1996 and an even greater amount in 1997 and beyond. In addition, the restructuring will have a positive impact on our cash flow.

1995 Divisional Highlights
When reviewing 1995 results, before the restructuring, it is important to remember that the 1994 Power Rangers' phenomena was not replaced with a similar hot toy. Comparable store sales at our U.S.A. toy stores fell 2 percent for the year. As mentioned previously, we expected profitability in 1995 to be adversely impacted by a number of pricing and marketing initiatives. We are pleased to report that the implementation of these initiatives was successful. We introduced more customer service programs in our stores and we introduced larger catalogs which featured more pages, more coupons and received wider distribution. In the fourth quarter, we experienced a significant upturn in the sale of video game hardware platforms with the release of the new 32-bit systems.

In 1995, we also completed a significant number of operational and promotional initiatives. First, we completed the rollout of our Baby Registry to our entire U.S.A. toy store chain. We are very pleased with the number of expectant parents that have signed up for this service and the incremental business which has been generated. We firmly believe that the Baby Registry system will be an integral component of the success of our new Babies"R"Us and superstore concepts.

Our revolving feature shop area was expanded in 1995 to include such exciting concepts as our Nickelodeon, Action Heroes, Pocahontas and Barbie shops. These shops enable us to display exciting new merchandise offerings in a dramatically enhanced visual environment. We are planning bigger and better things for our feature shop concepts in 1996. In addition, we added 100 Learning Centers and rolled out our new PC software department to our entire U.S.A. chain.

We have expanded the space dedicated to outdoor playsets in our stores to further enhance our reputation as the selection leader of this merchandise.
The new Toys"R"Us Visa credit card now allows us to develop unique promotional opportunities and special offers. This card enables us to reward our loyal customers with a 3% rebate on every purchase made in an "R"Us store (and a 1% rebate everywhere else) which enhances the value of the card from our customers point of view.

Finally, we continue to improve our customers shopping experience through enhanced customer service. 1996 will further demonstrate our commitment to this essential area of our business and will continue to be a primary focus in our toy stores worldwide.

Internationally, our U.K. toy stores had mid-single digit comparable store sales increases, primarily due to the introduction of computer hardware.
Our Japanese comparable toy store sales were up in the mid-single digits, largely due to the continuing success of 32-bit video hardware and software which were released in Japan before the rest of the world. These gains were offset by lower comparable store sales in Canada, France, Germany, Spain and Australia. These results reflect continued difficult retail environments throughout the world, causing our international division to report a 19% decrease in operating earnings, before the impact of the restructuring.

We have added new franchisees to the Toys"R"Us family in Indonesia, Scandinavia, South Africa, and Turkey. We will continue to aggressively pursue franchise agreements in 1996 and beyond.

Our Kids"R"Us childrens clothing division was impacted by the extremely difficult apparel sales environment throughout 1995. Comparable store sales decreased in the mid-single digits and operating profits fell 36.3%, before the restructuring, after three successive years of strong growth.

Under our $1 billion stock buy back program, we purchased 7.6 million shares at a cost of $200.2 million. This brings the total number of shares repurchased under this program to 21.3 million since its inception in January, 1994.





                             TOTAL ASSETS (billions)
                           (GRAPHIC MATERIAL OMITTED)

     Fiscal Year                  1986         1.5
                                  1987         2.0
                                  1988         2.6
                                  1989         3.1
                                  1990         3.6
                                  1991         4.6
                                  1992         5.3
                                  1993         6.1
                                  1994         6.6
                                  1995         6.7



EXPANSION PLANS
In 1995 we opened 89 stores: 35 U.S.A. toy stores, 45 international toy stores, and 9 Kids"R"Us stores. We are very excited about our 1996 expansion plans which have been highlighted in this report. Our Concept 2000 toy store design will be unveiled this year in approximately 16 locations, 4 of which will be retrofits of existing stores.

Our new division, Babies"R"Us, will open about 10 locations in 1996, with a brand new store design specially tailored to the juvenile market. Our new superstore design combining all of the "R"Us concepts under one roof within approximately 90,000 square feet, will be showcased in 2 locations, one of which will be a retrofit of an existing Toys"R"Us and Kids"R"Us location.

Including the "Concept 2000" format, we will open approximately 35 new toy stores and approximately 10 new Kids"R"Us stores in the United States this year. Internationally, we will open approximately 55 toy stores, including 20 franchise stores.

CORPORATE CITIZENSHIP
Toys"R"Us maintains a company-wide giving program focused on improving the health-care needs of children by supporting many national and regional children's health care organizations. In 1995, we contributed funds to over 100 childrens health care organizations. We also continued our Hospital Playroom Program, which equips quality children's play centers in hospitals, bringing the total in operation to 35.

Toys"R"Us is a signatory to the Fair Share Agreement with the NAACP and has taken steps to support women and minorities in the workplace. We are the leading purchaser of products from several minority-owned toy companies.

Toys"R"Us continues to have a strong toy safety program which includes the inspection of directly imported toys. Furthermore, we continue to take numerous proactive steps, including a leadership position in eliminating the sale of look-alike toy guns.

We are proud to be a recipient of the Consumer Product Safety Commission Chairman's Commendation for Significant Contributions to Product Safety.

Through our Books"R"Us shops and our new learning center departments we are promoting literacy among children by demonstrating that learning is fun.

Finally, with the help of Sharon Stone and Patti LaBelle who donated their time and talents, our annual Children's Benefit Fund Dinner raised over $2.5 million for children's charities.

HUMAN RESOURCES
In order to accomplish our aggressive goals for 1996 and beyond, we made the following important additions and promotions within our executive ranks:

Additions:
Pierre Buuron,
President - Toys"R"Us Central Europe

Joseph J. Lombardi,
Vice President - Controller

Gwen Manto,
Senior Vice President - General Merchandise Manager - Kids"R"Us




                  NUMBER OF COUNTRIES - INTERNATIONAL DIVISION
                           (GRAPHIC MATERIAL OMITTED)

     Fiscal Year                   1986         4.0
                                   1987         5.0
                                   1988         6.0
                                   1989         8.0
                                   1990         8.0
                                   1991        10.0
                                   1992        11.0
                                   1993        16.0
                                   1994        20.0
                                   1995        21.0



Promotions:
Corporate and Administrative

Louis Lipschitz,
Executive Vice President and Chief Financial Officer


Toys"R"Us U.S.A.

Roger V. Goddu,
President - Store Merchandising

Michael J. Madden,
President - Store Operations

John F. Cummo,
Vice President - Creative Services

Debra M. Kachurak,
Vice President - Operations Development

Dennis J. Williams,
Vice President - General Manager


Toys"R"Us International

Gregory R. Staley,
President

Kenneth G. Bonning,
Vice President - Logistics and Franchise Operations

Joan W. Donovan,
Vice President - General Merchandise Manager

John Schryver,
Managing Director - Toys"R"Us Australia

Keith Van Beek,
Vice President - Development
President, Toys"R"Us Canada


Kids"R"Us

Jeff Handler,
Vice President - Advertising

John Morrow,
Vice President - Management Information Systems



Babies"R"Us

Richard L. Markee,
President

Jonathan M. Friedman,
Vice President - Chief Financial Officer




                          CONSOLIDATED NUMBER OF STORES
                           (GRAPHIC MATERIAL OMITTED)

     Fiscal Year                   1986       338.0
                                   1987       424.0
                                   1988       522.0
                                   1989       615.0
                                   1990       712.0
                                   1991       812.0
                                   1992       918.0
                                   1993     1,032.0
                                   1994     1,115.0
                                   1995     1,203.0





                  NET SALES - INTERNATIONAL DIVISION (billions)
                           (GRAPHIC MATERIAL OMITTED)

     Fiscal Year                   1986         0.1
                                   1987         0.2
                                   1988         0.4
                                   1989         0.5
                                   1990         0.8
                                   1991         1.0
                                   1992         1.4
                                   1993         1.7
                                   1994         2.1
                                   1995         2.6


<Page


SUMMARY AND OUTLOOK

What was started in 1995 with our strategic restructuring program is only the beginning of the watershed events we will unveil in 1996. It has been over 10 years since we introduced a new store concept and in 1996 there will be 3 of them. To accomplish this unprecedented level of change, we must first acknowledge the outstanding effort of our associates throughout the world who are dedicated more than ever to our common goal of building shareholder value.

Secondly, we recognize the value of our suppliers who create an atmosphere of excitement with their innovative toy products. Our evaluation of the February New York Toy Fair indicates a year of exciting new products including a resurgence of the video game market with the introduction of Nintendo 64 in the United States and Japan, and hot new licensed toys. These new products will keep our selection fresh and exciting for our customers.

Finally, we appreciate all our stockholders who have supported us through this year of self-review and strategic formulation so that we could create a new Toys"R"Us for the future. We are proud of the results of our planning efforts and are currently implementing all of our exciting initiatives. And we're planning some surprises too! For these reasons, we are bullish about Toys"R"Us and look forward to reaping the rewards of our hard work, for you our stockholders, in 1996 and beyond.

Sincerely,

/S/ Michael Goldstein
Vice Chairman and
Chief Executive Officer

/S/ Robert C. Nakasone
President and Chief Operating Officer


March 25, 1996

MANAGEMENT'S DISCUSSION -
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS*
The Company has experienced sales growth in each of its last three years;
sales were up 7.8% in 1995, 10.1% in 1994 and 10.8% in 1993. The growth is attributable to the opening of 113 new U.S.A. toy stores, 171 international toy stores and 25 children's clothing stores during the three year period, offset by the decrease of comparable U.S.A.toy store sales of 2% in 1995. Comparable U.S.A. toy store sales increased 2% and 3% in 1994 and 1993, respectively.

Cost of sales as a percentage of sales increased to 69.9% in 1995 from 68.7% in 1994 due to an intensely competitive retail environment, the Company's aggressive pricing strategy and an unfavorable shift in the merchandise mix. Cost of sales as a percentage of sales decreased in 1994 from 69.2% in 1993 due to a more favorable merchandise mix.

Selling, advertising, general and administrative expenses as a percentage of sales increased to 20.1% in 1995 from 19.0% in 1994 primarily as a result of heavier than normal promotional activity, customer service and marketing initiatives implemented in 1995 and a deleveraging factor resulting from a decrease in comparable store sales. Selling, advertising, general and administrative expenses increased in 1994 from 18.8% in 1993 primarily as a result of increases in such expenses at a rate faster than comparable store sales increases and customer service initiatives implemented in 1994.

On February 1, 1996, the Company announced a restructuring of its worldwide operations and the early adoption of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Elements of the restructuring plan are described in the Notes to the Consolidated Financial Statements and consist of certain asset writeoffs and contractual obligations, primarily in the United States and Europe. Although retailing remains a competitive industry, the 1995 holiday selling season was particularly difficult for selling toys and apparel. Our restructuring program is designed to better position the Company over the long-term to compete more efficiently and increase market share. The restructuring plan and the adoption of FAS No. 121 resulted in charges of $396.6 million ($269.1 million, net of tax benefits or $.98 cents per share). The Company anticipates that the majority of this charge will be utilized throughout 1996 as elements of the restructuring are completed, except for amounts related to long-term property and lease commitments. The restructuring will benefit the Company in two important ways. First, the restructuring will have a positive cash impact and improve the Company's working capital. Secondly, the restructuring should enable the Company to achieve operating efficiencies resulting in improved operating earnings in 1996 and beyond. The Company estimates the restructuring should provide at least a $50 million benefit to operating earnings in 1996 and a greater amount in 1997 and thereafter.

Interest expense increased in 1995 as compared to 1994 and 1993 due to increased average borrowings and a change in the mix of borrowings and interest rates among countries. Interest income increased in 1995 as compared to 1994 and decreased in 1994 as compared to 1993, principally due to the availability of cash for investments.

The effective tax rate increased to 44.2% in 1995 from 37.0% in 1994, primarily due to the tax effects of the Companys restructuring of their worldwide operations. The effective rate decreased in 1994 as compared to 37.5% in 1993, due to a one-time retroactive adjustment in 1993 for an increase in the U.S. Federal corporate income tax rate. The Company believes its deferred tax assets, as reported, are fully realizable.

The Company believes that its risks attendant to foreign operations are minimal as it owns assets and operates stores in nineteen different countries which are politically stable. The Company also operates stores through franchises in two countries. The Company's foreign exchange risk management objectives are to stabilize cash flow from the effect of foreign currency fluctuations. The Company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currency.
The Company also enters into forward foreign exchange contracts or purchases options to eliminate specific transaction currency risk. International sales were favorably impacted by the translation of local currency results into U.S. dollars at higher average exchange rates for both 1995 and 1994 as compared to each prior year. International operating earnings were not impacted by the translation of local currency results into U.S. dollars in 1995, and were favorably impacted by higher exchange rates in 1994 than in 1993. Inflation has had little effect on the Company's operations in the last three years.

*References to 1995, 1994, and 1993 are for the 53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995 and January 29, 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to maintain a strong financial position as evidenced by its working capital of $326 million at February 3, 1996 and $484 million at January 28, 1995. The long-term debt to equity percentage is 24.7% at February 3, 1996 as compared to 23.0% at January 28, 1995.

In 1996, the Company plans to open approximately 90 toy stores in the United States and internationally. The new revolutionary "Concept 2000" store design will be unveiled in approximately 16 United States locations, 4 of which are retrofits of existing stores. The signing of new franchise agreements will allow the Company to open approximately 20 franchise stores and enter the markets of Indonesia, Saudi Arabia, South Africa and Turkey in 1996. Our newest division, Babies"R"Us, will open approximately 10 stores in the United States. Additionally, there are plans to open about 10 Kids"R"Us children's clothing stores. Finally, the Company will open 2 superstores that combine all of the "R"Us concepts under one roof. One of these locations will be a retrofit of an existing Toys"R"Us and Kids"R"Us store. The Company opened 80 toy stores in 1995, 96 in 1994 and 108 in 1993, and 9 Kids"R"Us children's clothing stores in 1995, 6 in 1994 and 10 in 1993. The Company closed 19 Kids"R"Us clothing stores in 1994 and 4 in 1993 which did not meet our expectations. The Company closed 1 toy store in the United Kingdom in 1995. These closures did not have a significant impact on the Companys financial position.

For 1996, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at $550 million (including real estate and related costs of $350 million). The Company's policy is to purchase its real estate where appropriate and it plans to continue this policy.

The Company has an existing $1 billion share repurchase program, under which it has repurchased 21.3 million shares of its common stock for $693.9 million, since the program was announced in January of 1994.

The seasonal nature of the business (approximately 49% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The Company has a $1 billion multi-currency unsecured revolving credit facility expiring in February 2000, from a syndicate of financial institutions. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the revolving credit facility, issuance of short-term commercial paper and other bank borrowings for foreign subsidiaries.


QUARTERLY FINANCIAL DATA AND MARKET INFORMATION

QUARTERLY FINANCIAL DATA

(Amounts in millions, except per share amounts)
The following table sets forth certain unaudited quarterly financial information.

                           First      Second       Third      Fourth
Year Ended               Quarter     Quarter     Quarter     Quarter*
- ---------------------------------------------------------------------
February 3, 1996
- ---------------------------------------------------------------------
Net Sales              $ 1,493.0   $ 1,614.2   $ 1,714.5   $ 4,605.2
Cost of Sales            1,017.3     1,104.5     1,168.5     3,302.0
Restructuring and
 other charges                 -           -           -       396.6
Net Earnings                18.4        15.8        20.9        93.0
Earnings per Share         $ .07       $ .06       $ .08       $ .34

January 28,1995
- ---------------------------------------------------------------------
Net Sales              $ 1,461.9   $ 1,452.1   $ 1,631.3   $ 4,200.3
Cost of Sales            1,001.2       982.9     1,097.2     2,926.7
Net Earnings                37.6        38.0        47.4       408.8
Earnings per Share         $ .13       $ .13       $ .17      $ 1.46


(*For the 14 weeks ended February 3, 1996 and the 13 weeks ended
January 28, 1995)

MARKET INFORMATION
The Company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-eighth) based on New York Stock Exchange trading since January 29, 1994.

The Company has not paid any cash dividends, however, the Board of Directors of the Company reviews this policy annually.

The number of stockholders of record of common stock on March 12, 1996 was approximately 32,900.

                         High           Low
- ----------------------------------------------
1994    1st Quarter      37 3/8         32 3/8
        2nd Quarter      36 3/4         32 1/4
        3rd Quarter      38 3/4         33
        4th Quarter      39             28 1/4
- ----------------------------------------------
1995    1st Quarter      30 7/8         23 3/4
        2nd Quarter      29 1/2         24 1/4
        3rd Quarter      28 3/4         21 5/8
        4th Quarter      24 3/8         20 1/2


Consolidated Statements of Earnings
TOYS"R"US, INC. AND SUBSIDIARIES


                                                                                   Year Ended
- ---------------------------------------------------------------------------------------------
                                                  February 3,     January 28,     January 29,
(In millions except per share information)               1996            1995            1994
- ---------------------------------------------------------------------------------------------
Net sales                                           $ 9,426.9       $ 8,745.6       $ 7,946.1
- ---------------------------------------------------------------------------------------------
Costs and expenses:

Cost of sales                                         6,592.3         6,008.0         5,494.7
Selling, advertising, general and administrative      1,894.8         1,664.2         1,497.0
Restructuring and other charges                         396.6            -               -
Depreciation and amortization                           191.7           161.4           133.4
Interest expense                                        103.3            83.9            72.3
Interest and other income                               (17.4)          (16.0)          (24.1)
- ---------------------------------------------------------------------------------------------
                                                      9,161.3         7,901.5         7,173.3
- ---------------------------------------------------------------------------------------------
Earnings before taxes on income                         265.6           844.1           772.8
Taxes on income                                         117.5           312.3           289.8
- ---------------------------------------------------------------------------------------------

Net earnings                                         $  148.1        $  531.8       $   483.0
=============================================================================================

Earnings per share                                   $    .53        $   1.85       $    1.63
=============================================================================================




See notes to consolidated financial statements.

"We are truly the one-stop kids shop!

Consolidated Balance Sheets
TOYS"R"US, INC. AND SUBSIDIARIES



                                                 February 3,     January 28,
(In millions)                                           1996            1995
- ----------------------------------------------------------------------------
ASSETS

Current Assets:

Cash and cash equivalents                         $    202.7      $    369.8
Accounts and other receivables                         128.9           115.9
Merchandise inventories                              1,999.5         1,999.2
Prepaid expenses and other current assets               87.8            45.8
- ----------------------------------------------------------------------------
Total Current Assets                                 2,418.9         2,530.7
- ----------------------------------------------------------------------------
Property and Equipment:

Real estate, net                                     2,336.0         2,270.8
Other, net                                           1,522.2         1,398.0
- ----------------------------------------------------------------------------
Total Property and Equipment                         3,858.2         3,668.8
- ----------------------------------------------------------------------------
Other Assets                                           460.4           371.7
- ----------------------------------------------------------------------------
                                                  $  6,737.5      $  6,571.2
============================================================================


LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:

Short-term borrowings                             $    332.8      $    122.7
Accounts payable                                     1,182.0         1,339.1
Accrued expenses and other current liabilities         438.1           382.6
Income taxes payable                                   139.9           202.5
- ----------------------------------------------------------------------------
Total Current Liabilities                            2,092.8         2,046.9
- ----------------------------------------------------------------------------
Long-Term Debt                                         826.8           785.4
Deferred Income Taxes                                  228.7           219.9
Other Liabilities                                      156.9            90.1

Stockholders' Equity:

Common stock                                            30.0            29.8
Additional paid-in capital                             542.8           521.3
Retained earnings                                    3,692.7         3,544.6
Foreign currency translation adjustments                12.9           (25.1)
Treasury shares, at cost                              (846.1)         (641.7)
- ----------------------------------------------------------------------------
Total Stockholders' Equity                            3,432.3         3,428.9
- ----------------------------------------------------------------------------
                                                  $   6,737.5     $   6,571.2
============================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
TOYS"R"US, INC. AND SUBSIDIARIES


                                                                                                  Year Ended
- ------------------------------------------------------------------------------------------------------------
                                                                 February 3,     January 28,     January 29,
(In millions)                                                           1996            1995            1994
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                         $ 148.1         $ 531.8         $ 483.0
- ------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Restructuring and other charges                                      396.6             -               -
  Depreciation and amortization                                        191.7           161.4           133.4
  Deferred income taxes                                                (66.7)          (14.5)           36.5
  Changes in operating assets and liabilities:
     Accounts and other receivables                                   (10.8)           (17.4)          (29.1)
     Merchandise inventories                                          (193.1)         (221.6)         (278.9)
     Prepaid expenses and other operating assets                       (15.7)          (31.7)          (39.5)
     Accounts payable, accrued expenses and other liabilities         (150.5)          183.5           325.1
     Income taxes payable                                              (49.3)           (2.0)           26.6
- ------------------------------------------------------------------------------------------------------------
Total adjustments                                                      102.2            57.7           174.1
- ------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                            250.3           589.5           657.1
- ------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net                                             (467.5)         (585.7)         (555.3)
Other assets                                                           (67.4)          (44.6)          (58.3)
- ------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                               (534.9)         (630.3)         (613.6)
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                             210.1          (117.2)          119.1
Long-term borrowings                                                    82.2            34.6            40.5
Long-term debt repayments                                               (9.3)           (1.1)           (1.3)
Exercise of stock options                                               16.2            26.0            29.9
Share repurchase program                                              (200.2)         (469.7)         (183.2)
Sale of stock to Petrie Stores Corporation                               -             161.6             -
- ------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) financing activities                   99.0          (365.8)            5.0
- ------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents            18.5           (15.5)          (20.3)

CASH AND CASH EQUIVALENTS
(Decrease)/increase during year                                       (167.1)         (422.1)           28.2
Beginning of year                                                      369.8           791.9           763.7
- ------------------------------------------------------------------------------------------------------------
End of year                                                          $ 202.7         $ 369.8         $ 791.9
============================================================================================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers its highly liquid investments purchased as part of its daily cash management activities to be cash equivalents. During 1995, 1994 and 1993, the Company made income tax payments of $234.5, $318.9 and $220.2 and interest payments (net of amounts capitalized) of $118.4, $123.6 and $104.3, respectively.


See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
TOYS"R"US, INC. AND SUBSIDIARIES


                                                                 Common Stock
                                                  -------------------------------------
                                                                                                                           Foreign
                                                            Issued          In Treasury    Additional                     currency
                                                  ----------------    -----------------       paid-in      Retained    translation
(In millions)                                     Shares    Amount    Shares     Amount       capital      earnings    adjustments
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1993                          297.9   $  29.8      (4.9)  $ (150.4)      $ 465.5      $2,529.8         $ 14.3

Net earnings for the year                            -         -         -          -             -           483.0            -
Share repurchase program                             -         -        (4.9)    (183.2)          -             -              -
Exercise of stock options                            -         -         1.4       41.2         (21.5)          -              -
Tax benefit from exercise of stock options           -         -         -          -            10.0           -
Foreign currency translation adjustments             -         -         -          -             -             -            (70.3)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1994                          297.9      29.8      (8.4)    (292.4)        454.0       3,012.8          (56.0)
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year                            -         -         -          -             -           531.8            -
Share repurchase program                             -         -       (13.1)    (469.7)          -             -
Exercise of stock options                            0.1       -         1.1       41.9         (21.9)          -              -
Tax benefit from exercise of stock options           -         -         -          -             6.1           -              -
Exchange with and sale of stock to
  Petrie Stores Corporation                          -         -         2.2       78.5          83.1           -              -
Foreign currency translation adjustments             -         -         -          -             -             -             30.9
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 1995                          298.0      29.8     (18.2)    (641.7)        521.3       3,544.6          (25.1)
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year                            -         -         -          -             -           148.1            -
Share repurchase program                             -         -        (7.6)    (200.2)          -             -              -
Exercise of stock options                            -         -          .9       34.2         (19.8)          -              -
Tax benefit from exercise of stock options           -         -         -          -             3.1           -              -
Corporate inversion                                  2.4       0.2      (2.4)     (38.4)         38.2           -              -
Foreign currency translation adjustments             -         -         -          -             -             -             38.0
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996                          300.4   $  30.0     (27.3)  $ (846.1)      $ 542.8      $3,692.7         $ 12.9
==================================================================================================================================



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TOYS"R"US, INC. AND SUBSIDIARIES

(Amounts in millions, except per share amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to January 31. Reference to 1995, 1994 and 1993 are for the 53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995 and January 29, 1994, respectively.

Reclassification
Certain amounts in the 1994 Consolidated Balance Sheet have been reclassified to conform with the 1995 presentation.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity.

Merchandise Inventories
Merchandise inventories for the U.S.A. toy store operations, which represent over 61% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market as determined by the retail inventory method.
If inventories had been valued at the lower of FIFO (first-in, first-out)cost or market, inventories would show no change at February 3, 1996, or January 28, 1995. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter.

Preopening Costs
Preopening costs, which consist primarily of advertising, occupancy and payroll expenses, are amortized over expected sales to the end of the fiscal year in which the store opens.

Capitalized Interest
Interest on borrowed funds is capitalized during construction of property and is amortized by charges to earnings over the depreciable lives of the related assets. Interest of $6.1, $6.9 and $7.3 was capitalized during 1995, 1994 and 1993, respectively.

Financial instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents and short-term borrowings approximate their fair market values.

Forward Foreign Exchange Contracts
The Company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses which offset the movement in the underlying transactions are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either February 3, 1996 or January 28, 1995. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet.
As of February 3, 1996 and January 28, 1995, the Company had approximately $205.0 and $547.0 of outstanding forward contracts maturing in 1996 and 1995, respectively, which are entered into with counterparties that have high credit ratings and with which the Company has the contractual right to net forward currency settlements.

Stock Options
The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RESTRUCTURING AND OTHER CHARGES
On February 1, 1996, the Company recorded charges of $396.6 ($269.1 after tax or $.98 per share) to restructure its worldwide operations (the "restructuring") and to early adopt Financial Accounting Standards Board ("FAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The restructuring charge includes $184.0 related to strategic inventory repositioning, $84.4 related to the closing of 25 stores, $71.6 for the consolidation of three distribution centers and seven administrative facilities and $32.4 of other costs. The charge to early adopt FAS No. 121 was $24.2, primarily relating to a write down of certain store assets to fair value, based on discounted cash flows.

Total restructuring and other charges are comprised of $208.8 relating to operations in the United States and $187.8 for international operations. The portion of the unused charge of $353.4 at February 3, 1996 is expected to be utilized throughout 1996, except for amounts related to long-term property and lease commitments, which will be utilized throughout 1996 and thereafter.


PROPERTY AND EQUIPMENT


                                   Useful Life     February 3,     January 28,
                                    (in years)            1996            1995
- ------------------------------------------------------------------------------
Land                                                 $   802.4       $   764.8
Buildings                                45-50         1,745.3         1,627.1
Furniture and equipment                   5-20         1,351.9         1,177.9
Leaseholds and
 leasehold improvements              12 1/2-50           959.0           809.4
Construction in progress                                  45.6            55.7
Leased property
 under capital leases                                     25.1            24.9
- ------------------------------------------------------------------------------
                                                       4,929.3         4,459.8
Less accumulated depreciation
 and amortization                                      1,071.1           791.0
- ------------------------------------------------------------------------------
                                                     $ 3,858.2       $ 3,668.8
==============================================================================




SEASONAL FINANCING AND LONG-TERM DEBT

                                                  February 3,     January 28,
                                                         1996            1995

British pound sterling 11% Stepped
  Coupon Guaranteed Bonds, due 2017                   $ 198.4         $ 206.6
83/4% debentures, due 2021,
  net of expenses                                       198.1           198.1
Japanese yen loans payable at annual
  interest rates from 3.45% to 6.47%,
  due in varying amounts through 2012                   178.3           192.9
81/4% sinking fund debentures,
  due 2017, net of discounts                             88.3            88.2
British pound sterling loan payable at 7%,
  due quarterly through 2001(a)                          77.3              -
Industrial revenue bonds,
  net of expenses (b)                                    74.2            74.2
Mortgage notes payable at annual
  interest rates from 6% to 11% (c)                      19.2            13.0
Obligations under capital leases                         12.8            14.0
- -----------------------------------------------------------------------------
                                                        846.6           787.0

Less current portion                                     19.8             1.6
- -----------------------------------------------------------------------------
                                                      $ 826.8         $ 785.4
=============================================================================


(a) British pound sterling loan payable is collateralized by property with a carrying value of $154.1 at February 3, 1996.

(b) Bank letters of credit of $57.1, expiring in 1997, support certain industrial revenue bonds. The Company expects the bank letters of credit expiring in 1997 will be renewed. The bonds have fixed or variable interest rates with an average rate of 4.4% at February 3, 1996.

(c) Mortgage notes payable are collateralized by property and equipment with an aggregate carrying value of $27.8 at February 3, 1996.

The fair market value of the Company's long-term debt at February 3, 1996 was approximately $948.2. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

On January 27, 1995, the Company entered into a $1 billion unsecured committed revolving credit facility expiring in February 2000. This multi-currency facility permits the Company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet worldwide cash requirements.

Additionally, the Company also has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at February 3, 1996 and at January 28, 1995 was 4.0% and 6.3%, respectively.

The annual maturities of long-term debt at February 3, 1996 are as follows:


Year ending in
- ----------------------------------

1997                      $   19.8
1998                          23.3
1999                          25.9
2000                          26.6
2001                          22.8
2002 and subsequent          728.2
- ----------------------------------
                          $  846.6
==================================


LEASES
The Company leases a portion of the real estate used in its operations.
Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of February 3, 1996 were as follows:



                                     Gross                            Net
                                   minimum        Sublease        minimum
Year ending in                     rentals          income        rentals
- -------------------------------------------------------------------------
1997                             $   298.5         $  16.1      $   282.4
1998                                 292.4            15.7          276.7
1999                                 289.4            15.1          274.3
2000                                 291.5            15.3          276.2
2001                                 287.1            15.2          271.9
2002 and subsequent                3,340.8            52.8        3,288.0
- -------------------------------------------------------------------------
                                 $ 4,799.7         $ 130.2      $ 4,669.5
=========================================================================



Total rental expense was as follows:


                                                                     Year ended
- -------------------------------------------------------------------------------
                                    February 3,     January 28,     January 29,
                                           1996            1995            1994
- -------------------------------------------------------------------------------
Minimum rentals                         $ 284.3         $ 226.4         $ 180.1
Additional amounts computed
  as percentages of sales                   5.6             6.3             5.6
- -------------------------------------------------------------------------------
                                          289.9           232.7           185.7
Less sublease income                       17.0            10.3             7.9
- -------------------------------------------------------------------------------
                                        $ 272.9         $ 222.4         $ 177.8
===============================================================================





STOCKHOLDERS EQUITY

The common shares of the Company, par value $.10 per share, were as follows:



                              February 3,     January 28,
                                     1996            1995
- ---------------------------------------------------------
Authorized shares                   650.0           650.0
- ---------------------------------------------------------
Issued shares                       300.4           298.0
- ---------------------------------------------------------
Treasury shares                      27.3            18.2
=========================================================


Earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding after reduction for treasury shares and assuming exercise of dilutive stock options computed by the treasury stock method using the average market price during the year.

Weighted average number of shares used in computing earnings per share were as follows:



                                                               Year ended
- -------------------------------------------------------------------------
                              February 3,     January 28,     January 29,
                                     1996            1995            1994
- -------------------------------------------------------------------------
Common and common
  equivalent shares                 276.9           287.4           296.5
=========================================================================


Effective January 1, 1996, the Company formed a new parent company (the "Surviving Company"), thus making the former parent company (the "Predecessor Company") a wholly-owned subsidiary of the Surviving Company. As a result of this corporate inversion, each share of common stock of the Predecessor Company was converted into one share of common stock of the Surviving Company.

In April 1994, the Company entered into an agreement with Petrie Stores Corporation ("Petrie"), the then holder of 14% of the Company's outstanding Common Stock. Pursuant to such agreement, the Company consummated a transaction with Petrie on January 24, 1995, wherein 42.1 shares of the Company's common stock were issued from its treasury in exchange for 39.9 shares of the Company's common stock and $165.0 in cash.

TAXES ON INCOME

The provisions for income taxes consist of the following:


                                                                    Year ended
- ------------------------------------------------------------------------------
                                   February 3,     January 28,     January 29,
                                          1996            1995            1994
- ------------------------------------------------------------------------------
Current:
  Federal                              $ 137.1         $ 251.6         $ 200.3
  Foreign                                 26.7            29.2            17.3
  State                                   20.4            46.0            35.7
- ------------------------------------------------------------------------------
                                         184.2           326.8           253.3
- ------------------------------------------------------------------------------
Deferred:
  Federal                                (21.8)            8.9            50.0
  Foreign                                (41.6)          (24.7)          (16.2)
  State                                   (3.3)            1.3             2.7
- ------------------------------------------------------------------------------
                                         (66.7)          (14.5)           36.5
- ------------------------------------------------------------------------------
Total                                  $ 117.5         $ 312.3         $ 289.8
==============================================================================


Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had gross deferred tax liabilities of $313.7 at February 3, 1996 and $270.9 at January 28, 1995, which consist primarily of temporary differences related to fixed assets of $245.0 and $217.0, respectively. The Company had gross deferred tax assets of $252.4 at February 3, 1996 and $129.9 at January 28, 1995, which consist primarily of tax benefits from the restructuring of $122.1 in 1995, foreign start-up net operating losses of $108.9 and $94.0 and operating costs not currently deductible for tax purposes of $3.4 and $25.4, respectively. Valuation allowances were not significant.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:


                                                                     Year ended
- -------------------------------------------------------------------------------
                                    February 3,     January 28,     January 29,
                                           1996            1995            1994
- -------------------------------------------------------------------------------
Statutory tax rate                        35.0%           35.0%           35.0%
State income taxes, net of
 federal income tax benefit                3.4             3.7             3.2
Foreign                                   (1.3)           (0.4)           (0.5)
Restructuring and other charges            7.2              -               -
Other, net                                (0.1)           (1.3)           (0.2)
- -------------------------------------------------------------------------------
                                          44.2%           37.0%           37.5%
===============================================================================


Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Unremitted earnings were approximately $167.0 at February 3, 1996, exclusive of amounts that if remitted would result in little or no tax under current U.S. tax laws. Net income taxes of approximately $57.0 would be due if these earnings were to be remitted.


PROFIT SHARING PLAN
The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $32.3, $31.4 and $30.0 have been charged to operations in 1995, 1994 and 1993, respectively.

STOCK OPTIONS
The Company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the Company's common stock to substantially all employees and non-employee directors of the Company. The Plans provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares and unrestricted shares. The majority of the options become exercisable and vest approximately five years from the date of grant. Certain non-qualified options become exercisable nine years from the date of grant, however the exercise date of all or a portion of such options may be accelerated if the price of the Company's common stock reaches certain target amounts. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned plans, 2.9 stock options were granted to certain senior executives during the period from 1988 to 1993 pursuant to individual plans. These options are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

The exercise price per share of all options granted has been the average of the high and low market price of the Company's common stock on the date of grant. Most options must be exercised within ten years from the date of grant.

At February 3, 1996, an aggregate of 37.5 shares of authorized common stock was reserved for all of the Plans noted above, of which 17.1 were available for future grants. All outstanding options expire at dates varying from May 1996 to December 2005.

Stock option transactions are summarized as follows:



                                                           Shares Under Option
- ------------------------------------------------------------------------------
                                                        Non-
                                   Incentive       Qualified       Price Range
- ------------------------------------------------------------------------------
Outstanding January 28, 1995              .4            19.0    $ 7.68 - 40.94
Granted                                  -              13.4     22.06 - 28.94
Exercised                                (.2)            (.9)     9.52 - 27.81
Canceled                                 -             (11.3)     7.68 - 40.94
- ------------------------------------------------------------------------------
Outstanding February 3, 1996              .2            20.2    $12.11 - 40.94
- ------------------------------------------------------------------------------
Options exercisable
 at February 3, 1996                      .2             8.2
- ------------------------------------------------------------------------------

In May 1995, the Company granted non-qualified stock options at the then average market price of $25.44 per share to all employees, except for certain managemant employees and executive officers, in replacement of options with exercise prices ranging from $30.44 to $40.94, subject to the employees surrendering their outstanding options. Of the new options, 25% become exercisable May 17, 1997, 25% become exercisable May 17, 1998, with the remaining balance exercisable on or after May 17, 1999. All such options expire on May 17, 2000. The management employees referred to above were also granted similar options, but received fractional shares for each surrendered share. Such options became exercisable six months from the date of grant and expire after eight years, nine months.

In order to promote increased employee share ownership, a restoration feature was added to encourage the early exercise of options and retention of shares. This feature provides for the grant of new options when previously owned shares of Company stock are used to exercise existing options. Restoration option grants are non-dilutive as they do not increase the combined number of shares of Company stock and options held by an employee prior to exercise.
The new options are granted at a price equal to the fair market value on the date of the new grant, become exercisable six months from the date of grant and generally expire on the same date as the original grant that was exercised.

The exercise of nonqualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option price.

FOREIGN OPERATIONS
Certain information relating to the Company's foreign operations is set forth below. Corporate assets include all cash and cash equivalents and other related assets.



                                                                    Year ended
- ------------------------------------------------------------------------------
                                   February 3,     January 28,     January 29,
                                          1996            1995            1994
- ------------------------------------------------------------------------------
Sales
  Domestic                           $ 6,791.5       $ 6,644.8       $ 6,278.6
  Foreign                              2,635.4         2,100.8         1,667.5
- ------------------------------------------------------------------------------
Total                                $ 9,426.9       $ 8,745.6       $ 7,946.1
==============================================================================

Operating Profit
  Domestic                           $   432.8 (a)   $   778.7       $   724.9
  Foreign                                (74.2)(b)       140.8           102.9
General corporate
  expenses                                (7.1)           (7.5)           (6.8)
Interest expense, net                    (85.9)          (67.9)          (48.2)
- ------------------------------------------------------------------------------
Earnings before taxes
  on income                          $   265.6       $   844.1       $   772.8
- ------------------------------------------------------------------------------
Identifiable Assets
  Domestic                           $ 4,013.2       $ 3,950.5       $ 3,630.9
  Foreign                              2,483.0         2,216.1         1,694.6
  Corporate                              241.3           404.6           824.1
- ------------------------------------------------------------------------------
Total                                $ 6,737.5       $ 6,571.2       $ 6,149.6
==============================================================================


(a) After restructuring and other charges of $208.8.
(b) After restructuring and other charges of $187.8.

REPORT OF MANAGEMENT
Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Toys"R"Us management.
The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of the adherence to managements established policies and procedures. The Company has distributed to key employees its policies for conducting business affairs in a lawful and ethical manner. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors and management.

The financial statements of the Company have been audited by Ernst & Young LLP, independent auditors, in accordance with generally accepted auditing standards, including a review of financial reporting matters and internal controls to the extent necessary to express an opinion on the consolidated financial statements.


/S/ Michael Goldstein                        /S/Louis Lipschitz
Vice Chairman and                            Executive Vice President
Chief Executive Officer                      and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at February 3, 1996 and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.



                                                       /S/ Ernst & Young LLP

New York, New York
March 13, 1996

DIRECTORS AND OFFICERS

Directors

Charles Lazarus
Chairman of the Board of the Company

Robert A. Bernhard
Real Estate Developer

Michael Goldstein
Vice Chairman and Chief Executive Officer of the Company

Milton S. Gould
Attorney-at-law; Of Counsel to LeBoeuf, Lamb, Greene & MacRae

Shirley Strum Kenny
President, State University of New York at Stony Brook

Reuben Mark
Chairman and CEO Colgate-Palmolive Company

Norman S. Matthews
Former President, Federated Department Stores, Inc; Consultant

Howard W. Moore
Former Executive
Vice President - General Merchandise Manager of the Company; Consultant

Robert C. Nakasone
President and Chief Operating Officer of the Company

Norman M. Schneider
Former Chairman, Leisure Products Division of Beatrice Foods Company; Consultant

Harold M. Wit
Managing Director, Allen & Company Incorporated; Investment Bankers


Officers - Corporate and Administrative

Michael Goldstein
Vice Chairman and Chief Executive Officer

Robert C. Nakasone
President and Chief Operating Officer

Louis Lipschitz
Executive Vice President and Chief Financial Officer

Dennis Healey
Senior Vice President - Management Information Systems

Michael P. Miller
Senior Vice President - Real Estate

Jeffrey S. Wells
Senior Vice President - Human Resources

Gayle C. Aertker
Vice President - Real Estate

Michael J. Corrigan
Vice President - Compensation and Benefits

Richard N. Cudrin
Vice President - Employee and Labor Relations

Eileen C. Gabriel
Vice President - Information Systems

Jon W. Kimmins
Vice President - Treasurer

Joseph J. Lombardi
Vice President - Controller

Matthew J. Lombardi
Vice President - Information Technology

Eric A. Swartwood
Vice President - Architecture and Construction

Michael L. Tumolo
Vice President - Counsel

Peter W. Weiss
Vice President -Taxes

Andre Weiss
Secretary -Partner-Schulte Roth & Zabel


Toys"R"Us United States - Officers and General Managers

Roger V. Goddu
President -Store Merchandising

Michael J. Madden
President -Store Operations

Van H. Butler
Senior Vice President - Divisional Merchandise Manager

Bruce C. Hall
Senior Vice President - Regional Operations

Thomas J. Reinebach
Senior Vice President -Distribution and Support Services

Ernest V. Speranza
Senior Vice President - Advertising/Marketing

Robert J. Weinberg
Senior Vice President - Divisional Merchandise Manager

Kristopher M. Brown
Vice President - Distribution Operations

John F. Cummo
Vice President - Creative Services

Harvey J. Finkel
Vice President - Regional Operations

Martin Fogelman
Vice President - Divisional Merchandise Manager

Michael A. Gerety
Vice President - Store Planning

Debra M. Kachurak
Vice President - Operations Development

Lee Richardson
Vice President - Advertising

John P. Sullivan
Vice President - Divisional Merchandise Manager

Karl S. Taylor
Vice President - Merchandise Planning and Allocation


General Managers

Robert F. Price
Vice President Southern California/
Arizona/Nevada/Hawaii

Dennis J. Williams
Vice President
New York/Northern New Jersey

Thomas A. Drugan
Alabama/Georgia/South Carolina/Tennessee

Cathy Filion
Michigan/N.W. Ohio

Larry D. Gardner
New England

Mark H. Haag
Pacific Northwest/Alaska

Michael K. Heffner
N. Texas/Oklahoma/Arkansas/New Mexico

Daniel D. Hlavaty
Central Ohio/Indiana/Kentucky

Richard A. Moyer
S. Texas/Louisiana/Mississippi

Gerald S. Parker
Maryland/Virginia/North Carolina

John J. Prawlocki
Florida/Puerto Rico

J. Michael Roberts
Pennsylvania/Delaware/Southern New Jersey

David E. Schoenbeck
Northern California/Utah

Edward F. Siegler
Colorado/Kansas/Missouri/Iowa/Nebraska

Carl P. Spaulding
N.E. Ohio/W. Pennsylvania/N. New York

William A. Stephenson
Illinois/Wisconsin/Minnesota

Toys"R"US International - Officers and Country Management

Gregory R. Staley
President

Lawrence H. Meyer
Vice President - Chief Financial Officer

Kenneth G. Bonning
Vice President - Logistics and Franchise Operations

Joan W. Donovan
Vice President - General Merchandise Manager

Joseph Giamelli
Vice President - Information Systems

Adam F. Szopinski
Vice President - Operations

Keith C. Spurgeon
Vice President - Toys"R"Us Asia/Australia

Keith Van Beek
Vice President - Development
President - Toys"R"Us Canada

Pierre Buuron
President - Toys"R"Us Central Europe

Jacques LeFoll
President - Toys"R"Us France/Belgium

Guillermo Porrati
Managing Director - Toys"R"Us Iberia

David Rurka
Managing Director - Toys"R"Us United Kingdom/Scandinavia

John Schryver
Managing Director - Toys"R"Us Australia

Manabu Tazaki
President - Toys"R"Us Japan

Scott Chen
General Manager - Toys"R"Us Taiwan

Joe Tang
General Manager - Toys"R"Us Hong Kong

Michael Yeo
General Manager - Toys"R"Us Singapore


Kids"R"Us - Officers

Richard L. Markee
President - Kids"R"Us and Babies"R"Us

James G. Parros
Senior Vice President - Stores and Distribution Center Operations

Gwen Manto
Senior Vice President - General Merchandise Manager

Jonathan M. Friedman
Vice President - Chief Financial Officer - Kids"R"Us and Babies"R"Us

James L. Easton
Vice President - Divisional Merchandise Manager

Jeff Handler
Vice President - Advertising

Jerel G. Hollens
Vice President - Merchandise Planning and Management Information Systems


Debra G. Hyman
Vice President - Divisional Merchandise Manager

Elizabeth S. Jordan
Vice President - Human Resources

John Morrow
Vice President - Management Information Systems

Lorna E. Nagler
Vice President - Divisional Merchandise Manager

CORPORATE DATA

Annual Meeting

The Annual Meeting of the Stockholders of Toys"R"Us will be held at The Long Island Marriott Hotel, 101 James Doolittle Boulevard, Uniondale, New York on Wednesday, June 5, 1996 at 10:00 a.m.


The office of the Company is located at
461 From Road Paramus, New Jersey 07652
Telephone: 201-262-7800


General Counsel
Schulte Roth & Zabel
900 Third Avenue
New York, New York 10022


Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019


Stockholder Information
The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended February 3, 1996, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained toll free by calling 800-785-TOYS. Significant news releases will be available on the following dates:

Call After...   For the following...

May  20, 1996   1st Quarter Results
Aug. 19, 1996   2nd Quarter Results
Nov. 18, 1996   3rd Quarter Results
Jan.  3, 1997   Christmas Sales Results
Mar. 12, 1997   1996 Results

Common Stock Listed
New York Stock Exchange,
Symbol: TOY

Registrar and Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
Telephone: 718-921-8200

(RECYCLED SYMBOL)
Printed on recycled paper