Form 10-K405, Exhibit 13
period 1997-02-01
TOYS R US INC
filed 1997-04-25
CIK 1005414

Toys "R" Us Annual Report
Year Ended February 1, 1997

A New Generation


[Photograph of a store in 1978]

[Photograph of a store in 1996]

TABLE OF CONTENTS

Store Locations and
Financial Highlights ..............     page 2
Letter to Our Stockholders ........     page 4
Managements Discussion and
Analysis-Results of Operations
and Financial Condition ...........     page 12
Financial Statements ..............     page 14
Report of Management
and Report of Independent
Auditors ..........................     page 23
Directors and Officers ............     page 24
Quarterly Financial Data
and Market Information ............     page 26
Corporate Data ....................     page 27


STORE LOCATIONS

TOYS"R"US UNITED STATES - 682 LOCATIONS
Alabama - 7
Alaska - 1
Arizona - 11
Arkansas - 4
California - 84
Colorado - 11
Connecticut - 11
Delaware - 2
Florida - 44
Georgia - 18
Hawaii - 1
Idaho - 2
Illinois - 34
Indiana - 12
Iowa - 8
Kansas - 4
Kentucky - 8
Louisiana - 11
Maine - 2
Maryland - 19
Massachusetts - 19
Michigan - 25
Minnesota - 12
Mississippi - 5
Missouri - 12
Montana - 1
Nebraska - 3
Nevada - 4
New Hampshire - 5
New Jersey - 24*
New Mexico - 4
New York - 45
North Carolina - 16
North Dakota - 1
Ohio - 31
Oklahoma - 5
Oregon - 8
Pennsylvania - 31
Rhode Island - 1
South Carolina - 8
South Dakota - 2
Tennessee - 14
Texas - 51
Utah - 5
Virginia - 22*
Vermont - 1
Washington - 14
West Virginia - 4
Wisconsin - 11

Puerto Rico - 4
*Includes a KidsWorld location.

TOYS"R"US INTERNATIONAL - 396 LOCATIONS
Australia - 22
Austria - 8
Belgium - 3
Canada - 61

Denmark - 9(a)
France - 41
Germany - 58
Hong Kong - 4(a)
Indonesia - 2(a)
Israel - 3(a)
Italy - 5(a)
Japan - 51(b)
Luxembourg - 1
Malaysia - 4(a)
Netherlands - 9(a)
Portugal - 3
Saudi Arabia - 1(a)
Singapore - 4
South Africa - 6(a)
Spain - 28
Sweden - 3(a)
Switzerland - 4
Taiwan - 6(a)
Turkey - 1(a)
United Arab Emirates - 3(a)
United Kingdom - 56

(a) Franchise or joint venture.
(b) 80% owned.


KIDS"R"US UNITED STATES - 212 LOCATIONS
Alabama - 1
California - 24
Connecticut - 6
Delaware - 1
Florida - 10
Georgia - 4
Illinois - 20
Indiana - 7
Iowa - 1
Kansas - 1
Maine - 1
Maryland - 9
Massachusetts - 6
Michigan - 13
Minnesota - 2
Missouri - 5
Nebraska - 1
New Hampshire - 2
New Jersey - 18
New York - 22
North Carolina - 1
Ohio - 18
Pennsylvania - 14
Rhode Island - 1
Tennessee - 2
Texas - 9
Utah - 3
Virginia - 7
Wisconsin - 3


BABIES"R"US UNITED STATES - 82 LOCATIONS
Alabama - 2
Arizona - 1
California - 2
Colorado - 2
Florida - 10
Georgia - 7
Illinois - 4
Indiana - 2
Kansas - 1
Kentucky - 1
Louisiana - 1
Maryland - 3
Michigan - 1
Minnesota - 1
Missouri - 2
New Jersey - 3
New York - 1
North Carolina - 5
Ohio - 5
Oklahoma - 1
Pennsylvania - 2
South Carolina - 3
Tennessee - 4
Texas - 12
Virginia - 6

FINANCIAL HIGHLIGHTS
--------------------
TOYS"R"US, INC. AND SUBSIDIARIES


(Dollars in millions except per share data)                                                                        Fiscal Year Ended
____________________________________________________________________________________________________________________________________
                                                      Feb.1,  Feb.3, Jan.28, Jan.29, Jan.30,  Feb.1,  Feb.2, Jan.28, Jan.29, Jan.31,
                                                       1997*   1996*   1995    1994    1993    1992    1991    1990    1989    1988
                                                       ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
OPERATIONS:

  Net Sales ........................................  $9,932  $9,427  $8,746  $7,946  $7,169  $6,124  $5,510  $4,788  $4,000  $3,137
  Net Earnings .....................................     427     148     532     483     438     340     326     321     268     204
  Earnings Per Share ...............................    1.54     .53    1.85    1.63    1.47    1.15    1.11    1.09     .91     .69


FINANCIAL POSITION AT YEAR END:

  Working Capital ..................................     619     326     484     633     797     328     177     238     255     225
  Real Estate-Net ..................................   2,411   2,336   2,271   2,036   1,877   1,751   1,433   1,142     952     762
  Total  Assets ....................................   8,023   6,738   6,571   6,150   5,323   4,583   3,582   3,075   2,555   2,027
  Long-Term Obligations ............................     909     827     785     724     671     391     195     173     174     177
  Stockholders' Equity .............................   4,191   3,432   3,429   3,148   2,889   2,426   2,046   1,705   1,424   1,135


NUMBER OF STORES AT YEAR END:

  Toys"R"Us - United States ........................     680     653     618     581     540     497     451     404     358     313
  Toys"R"Us - International ........................     396     337     293     234     167     126      97      74      52      37
  Kids"R"Us - United States ........................     212     213     204     217     211     189     164     137     112      74
  Babies"R"Us - United States ......................      82      --      --      --      --      --      --      --      --      --
  KidsWorld - United States ........................       2      --      --      --      --      --      --      --      --      --


* After other charges as described in the Notes to the Consolidated Financial Statements.


                       CONSOLIDATED NET SALES (billions)
                           (GRAPHIC MATERIAL OMITTED)

Fiscal Year                   1987           3.1
                              1988           4.0
                              1989           4.8
                              1990           5.5
                              1991           6.1
                              1992           7.2
                              1993           7.9
                              1994           8.7
                              1995           9.4
                              1996           9.9

TO OUR STOCKHOLDERS

INTRODUCTION

     In our annual report for the year ended February 3, 1980, our 85 toy stores in the United States reported net sales approaching $500 million. In our letter to our stockholders that year, we stated, "Much of this annual report is devoted to financial information. The true heart of our business, however, is our customer". During the next seventeen years, we grew our business to 1,372 stores in 27 countries, with sales approaching $10 billion. Delivering the best selection at great prices, we became the biggest toy store in town.

In 1997, just as in 1980, the heart of our business is the customer. In last year's annual report, we said that one of the major reasons we undertook our restructuring program was in response to our customers' feedback. In this letter, we will describe the many initiatives we have completed and are undertaking to improve our customers' shopping experience. By continuing to service the customer first and foremost, we will continue to grow profitably for you, our stockholders. We are confident that our ever-increasing emphasis on customer service will enhance our reputation as the finest retailer of children's products in the world.


(Photo of Michael Goldstein, Vice Chairman and Chief Executive Officer and Robert C. Nakasone, President and Chief Operating Officer)


1996 FINANCIAL HIGHLIGHTS

Our 1996 sales grew to $9.9 billion, a 5% percent increase over the $9.4 billion reported in the prior year. This is our 18th consecutive year of record sales since Toys"R"Us became a public company. In 1996, operating earnings more than doubled from the prior year and net earnings increased to $427.4 million versus $148.1 million in 1995. Earnings per share increased to $1.54 as compared to $.53 a year ago. Our results for both the 1996 and 1995 years were impacted by special charges. In 1996, a $37.8 million after tax charge was recorded for a judgement rendered against the Company related to a dispute involving a 1982 franchise agreement for toy store operations in the Middle East. In 1995, the Company underwent a strategic restructuring program and, as a result, incurred a $269.1 million after tax charge. Excluding the impact of these non-recurring charges, our 1996 net earnings increased 12% to $465.2 million from $417.2 million and earnings per share increased to $1.68 from $1.51 in the prior year.

1996 saw the successful implementation of our worldwide restructuring program. The most important initiative, our strategic inventory repositioning, has been completed. We have significantly streamlined our assortment and reduced the number of items we carry in our stores by more than 20%. This inventory repositioning program was initiated because the breadth of our assortment sometimes made our stores difficult to shop. Listening to our customers enabled us to enhance our selection advantage with larger facings and more dramatic presentations of desired items.


The other significant elements of our restructuring program, including store closings and the consolidation of certain distribution centers and administrative facilities, are substantially complete. Reducing our cost structure allows us to bring the right product to our stores more efficiently. Finally, the restructuring has had a positive financial impact. Our balance sheet is in excellent condition, as demonstrated by the significant decrease in debt, net of investments, and by our improved working capital and strong cash flow.


We are pleased to report that all of our divisions: Toys"R"Us - USA, International and Kids"R"Us, experienced comparable store sales increases and improved operating earnings for 1996. While the 1996 holiday selling season fell short of our expectations - due primarily to a shortage of hot selling products like Tickle Me Elmo and Nintendo 64, as well as a limited selection of new video game software titles - we are pleased to report that even at this early stage in 1997, the demand for new products is very strong, and toy and video game manufacturers are geared up to meet that need. We fully expect that as a result of our traditional strength as the place to go for the best selection, in stock position and price, we will be able to meet the customers' expectations and generate increased sales and earnings for you, our stockholders.




                 NET SALES - INTERNATIONAL DIVISION (billions)
                           (GRAPHIC MATERIAL OMITTED)

Fiscal Year                   1987           0.2
                              1988           0.4
                              1989           0.5
                              1990           0.8
                              1991           1.0
                              1992           1.4
                              1993           1.7
                              1994           2.1
                              1995           2.6
                              1996           2.8




                      CONSOLIDATED TOTAL ASSETS (billions)
                           (GRAPHIC MATERIAL OMITTED)

Fiscal Year                   1987           2.0
                              1988           2.6
                              1989           3.1
                              1990           3.6
                              1991           4.6
                              1992           5.3
                              1993           6.1
                              1994           6.6
                              1995           6.7
                              1996           8.0

OUR CUSTOMER FOCUS

Last year, we told you that we would unveil a revolutionary new toy store design in 1996 with the goal of creating a shopping experience like no other. We completed 13 of our Concept 2000 stores in 1996 with outstanding results, both in terms of sales and customer satisfaction. The shopping environment we have created is completely different from the Toys"R"Us of yesterday. At the grand opening of our first Concept 2000 store in Raritan, New Jersey, we overheard one of our customers say people are going to shop for hours in this store. As a retailer, this is mighty praise indeed! In 1997, the Concept 2000 format will be expanded as we will remodel 57 stores and all new toy stores in the United States will be built using this format.


In 1996, Toys"R"Us entered the superstore arena with the launch of Toys"R"Us KidsWorld, our 90,000 square foot prototype encompassing all of our formats Toys"R"Us, Kids"R"Us and Babies"R"Us - under one roof. We know our customers are excited by this concept. Our two day grand opening in Elizabeth, New Jersey drew such enormous crowds that car traffic backed up the New Jersey Turnpike for miles. In our proud history, we have had many outstanding grand opening events, but the customer reaction to KidsWorld has been extraordinary. We are especially pleased with our licensed shops which provide our customers with food, fun, footwear and photographs. Our market research indicates the average customer stays in our KidsWorld store for well over an hour. Our goal of creating a new type of destination store for kids has been achieved.


Our customer focus has been extended to the existing base of our toy stores as well. In 1996, we rolled out 200 customer information centers, with more to follow. These provide a fixed single location in the center of the store where help can be received and questions can be answered. Due to the wide selection of merchandise we carry, as well as the shortage of hot product we have experienced, our customer information center is essential in improving our overall customer service. Through the use of our automated store inventory system, our customer information center enables us to communicate with our customer as never before.


And what better way to communicate with our customers than have them communicate with each other! While our Baby Registry has been available all year, we made registering even easier in 1996. We successfully tested in-store radio frequency technology and hand-held scanners and we'll use them to a greater extent in 1997. With this technology, our customers can now simply scan their desired selections for automatic registration into our computers. We complemented our Baby Registry this year by testing a Gift Registry where children can create a wish list for their families and friends, no matter where they live in the United States. This Gift Registry was tested in three of our markets this year and will be rolled out to the entire country beginning in 1997. Not only do our Registry programs make shopping easier, but they eliminate the time consuming process of returning or exchanging duplicate items and unwanted gifts.

Our revolving feature shop area continues to be a strong customer draw. While we are proud of our 1996 Toy Story, Barbie, Nerf and Hunchback of Notre Dame shops, we were thrilled by our customers response to our Video Test Drive Shop last summer. We were able to provide first-hand playing experience on the new hardware platforms so that our customers could make educated decisions before making this significant purchase. We believe there is no retailer in the world as committed to the video game business as Toys"R"Us. In order to provide our customers with better in stock levels of high demand video game products, as well as computer software and VHS tapes, we will open our state-of the-art centralized piece pick operation in 1997. Centralized piece pick will allow us to distribute new titles across our chain faster than ever before. In addition, we can provide quicker inventory replenishment for these important categories.


Improving our in-stock levels at Toys"R"Us is an important element in our desire to improve our customer service. In 1996, one third of our chain installed a new sales floor replenishment tool which we call the Sales Improvement System. With the use of hand-held radio frequency technology, our associates can pinpoint the exact location of merchandise, not only on the sales floor, but also in our stockrooms. This will enable us to quickly identify out of stock or low stock positions and allow us to bring hot product to the sales floor quicker than ever.




                  NUMBER OF COUNTRIES - INTERNATIONAL DIVISION
                           (GRAPHIC MATERIAL OMITTED)


Fiscal Year                   1987            5.0
                              1988            6.0
                              1989            8.0
                              1990            8.0
                              1991           10.0
                              1992           11.0
                              1993           16.0
                              1994           20.0
                              1995           21.0
                              1996           26.0





                           NUMBER OF STORES WORLDWIDE
                           (GRAPHIC MATERIAL OMITTED)


Fiscal Year                   1987             424.0
                              1988             522.0
                              1989             615.0
                              1990             712.0
                              1991             812.0
                              1992             918.0
                              1993           1,032.0
                              1994           1,115.0
                              1995           1,203.0
                              1996           1,372.0



BABIES"R"US


In 1996, our newest division, Babies"R"Us, was born. We opened 6 Babies"R"Us stores, utilizing many elements from our Concept 2000 store design and capitalizing on our Toys"R"Us and Kids"R"Us systems and infrastructure. Our merger with Baby Superstore on February 3, 1997 immediately makes Toys"R"Us a stronger player in the juvenile marketplace by adding 76 existing stores to the Babies"R"Us family. We have long admired the competitive spirit of the Baby Superstore associates and we recognize the value that they bring to Toys"R"Us in terms of their ability to provide outstanding customer service. Combining the successful Baby Superstore company with the financial resources, sophisticated distribution network and operational know-how of Toys"R"Us makes us the premier retailer of juvenile products in the United States.

OUTLOOK

In 1996, we added 104 stores: 30 toy stores in the United States, 59 international toy stores, of which 27 were franchise stores, including our first franchise stores in Indonesia, Italy, Saudi Arabia, South Africa and Turkey, as well as 7 Kids"R"Us stores, 6 Babies"R"Us stores and 2 KidsWorld stores. In 1997, we intend to add approximately 105 stores: 25 USA toy stores in addition to the 57 Concept 2000 remodels, 40 international toy stores including 15 franchise stores, 5 Kids"R"Us stores and 20 Babies"R"Us stores in addition to converting the 76 Baby Superstore locations.

In terms of product, 1997 promises to be an exciting year for Toys"R"Us. The video game business remains strong and the introduction of Nintendo 64 into Europe should continue the excitement in another part of the world. In addition, the recent price reductions for Nintendo 64 and Sony Playstation should fuel the video game momentum not only in video hardware but software as well.

Licensed toy product related to movie releases has historically been successful for Toys"R"Us. Typically, a great movie license generates sales for us in many categories such as action figures, dolls, plush, party goods, and board and video games to name a few. This year there will be more children-oriented movies with related toy product than at any other point in our history. These movies include the Star Wars Trilogy and Little Mermaid re-releases, The Lost World:
Jurassic Park, Batman and Robin, Hercules and Anastasia. We will be ready to supply our customers with exciting products related to all of these movies.


CORPORATE CITIZENSHIP

Toys"R"Us maintains a company-wide giving program focused on improving the health care needs of children by supporting many national and regional childrens health care organizations.

The Counsel on Economic Priority recently awarded Toys"R"Us the Pioneer Award in Global Ethics. This award was the direct result of the implementation of our Code of Conduct for suppliers which outlines the Company's position against child labor and unsafe working conditions. In order for a vendor's product to be sold in any of our stores, they must comply with our Code of Conduct.

If  you   would   like to  receive  more  information  on  Toys"R"Us'  corporate citizenship please write to Roger Gaston at the address noted on the back inside cover.


HUMAN RESOURCES

All of these initiatives are made possible by the excellent management team we have assembled here at Toys"R"Us. To prepare ourselves for 1997 and beyond, we have made the following important executive announcements:


ADDITIONS:

Roger C. Gaston
Senior Vice President - Human Resources

Mitchell Loukota
Vice President - Divisional Merchandise Manager
Toys"R"Us

Gregg Treadway
General Manager
Toys"R"Us

Antonio Urcelay
Managing Director - Toys"R"Us Iberia

David S. Walker
Vice President - Advertising
Kids"R"Us


PROMOTIONS:


Corporate & Toys"R"Us, USA

Robert J. Weinberg
Senior Vice President -
General Merchandise Manager

David Brewi
Vice President - Divisional Merchandise Manager

Thomas DeLuca
Vice President - Imports, Product Development and
Safety Assurance

Truvillus Hall
General Manager

Charlene Mady
Vice President - Area Merchandise Planning

Gerald S. Parker
Vice President - Regional Operations

Timothy J. Slade
Vice President - Transportation and Traffic

William A. Stephenson
Vice President -
Merchandise Planning and Allocation

Kevin VanderGriend
General Manager

Robert S. Zarra
Vice President -
Internal Audit


Toys"R"Us, International

Larry D. Gardner
Vice President - Toys"R"Us Asia

Larry S. Johnson
Vice President - Franchise Markets

Michael C. Taylor
Vice President - Logistics


Kids"R"Us & Babies"R"Us

William Farrell
Vice President - Physical Distribution,
Kids"R"Us

Christopher M. Scherm
Vice President -
Divisional Merchandise Manager, Kids"R"Us

David E. Schoenbeck
Vice President - Operations, Babies"R"Us


We would like to thank Milton Gould and Harold Wit, who have served on our Board of Directors since we became a public company in 1978, for their guidance, counsel and contributions, in helping make Toys"R"Us the world's premier retailer of children's products. We extend to them our heartfelt thanks and best wishes for continued success, health and prosperity as they retire from our Board of Directors.


SUMMARY

We hope you are excited about all of the customer initiatives we will implement in 1997. We recognize our need for change and we are well on our way to implementing our strategic plan. We thank our associates throughout the world who are advancing our mission to grow our business and service our customer.

Yesterday, today and, most importantly, tomorrow our customers will remain the true heart of our business. Listening to our customers over the last two decades has made us strong. Listening harder to each and every one of our customers will make us even stronger.

We look forward to impressing our customers with outstanding service and impressing you, our stockholders, with outstanding results - And along the way, making children all over the world want to visit our stores again and again.

Sincerely,

/s/ Michael Goldstein
Vice Chairman and Chief Executive Officer

/s/ Robert C. Nakasone
President and Chief Operating Officer


March 24, 1997

A NEW GENERATION

Toys"R"Us is the worlds premier retailer of children's products bringing toys, apparel, baby needs and much more to children (and their parents, too!)


BUILDING OUR BUSINESS WITH CUSTOMER SERVICE

Today's highly competitive retail environment constantly challenges us to find more ways to distinguish the Toys"R"Us shopping experience. For the savvy, value-conscious consumer of the 90s, well-stocked shelves, great prices and sales promotions are expected from every retail store. There has to be "something more..." In response to this, we have been placing more and more emphasis on customer service. Throughout 1996, a number of opportunities enabled us to show our customers that we understand their needs, and that we are working towards providing the best service possible everyday... at every Toys"R"Us store.

(Photographs  of Toys "R" Us' growth  from  1978 through 1996)

CONCEPT 2000:

AND THE ADVENT OF CUSTOMER-FRIENDLY STORE DESIGN

In 1996, we unveiled thirteen stores with the innovative store format we call Concept 2000 - combining the ultimate in shopping convenience and aesthetics. Wider aisles, color-coded merchandise displays, attractive signage, specialty areas for video games and popular toys, animated icons and other visually stimulating features were introduced to entertain and motivate children and parents as they shop. Within our Concept 2000 and regular Toys"R"Us stores, we also enhanced service at our Customer Information Centers. Customers can now count on the assistance of trained employees who are able to access computer screens and identify product availability within our stores. In our Islands of Service program, we have sales assistants who are subject experts in various categories to help customers answer product-specific questions and explain key product features.

We   have   successfully   made   our   definition  of  Customer  Service   more
expansive. Whether it is by giving our shoppers personalized attention and assistance, promoting key services that enhance the shopping experience, or simply by providing them with a pleasant environment in which to shop, we work to ensure customer satisfaction.


WHAT CUSTOMERS ARE SAYING ABOUT CONCEPT 2000:

"Walking into the new store,  I was blown away by how much it has  changed..."

"It was so much easier to find what I was looking  for..."

"I was impressed by the merchandise displays and selection..."

"It was a pleasure to shop here because the store is so bright and colorful..."

"Wow!"

TOYS"R"US:

SPECIAL PROGRAMS AND NEW INITIATIVES

A welcome convenience for parents-to-be, the Toys"R"Us Baby Registry lets friends and family members find the right gifts for new parents with ease and confidence. After a simple registration process, parents-to-be can make their selection from any of the products in the store. With its focus on gift-giving for baby, this service shows our customers that we have thought of every shopping benefit!

Another new service coming soon is the Gift Registry. Kids simply sign up and create their own wish list with the toys they really want for birthdays, holidays and special occasions. Gift-givers will be able to choose the perfect gift every time! The Gift Registry will be rolled out to all stores beginning in 1997. We're exploring customer service opportunities on the Internet, too! Our new website (www.toysrus.com) provides fun for the kids , and gives parents direct access to store and product information instantly!


(Photograph of the new KidsWorld)


KIDSWORLD: TOTAL ONE-STOP SHOPPING

The two KidsWorld stores that opened in 1996 showcased the very best of one-stop shopping and customer service. Shoppers came for the full range of advantages from Toys"R"Us, Kids"R"Us and Babies"R"Us, plus other family-friendly attractions such as Kids Footlocker, Focus Pocus (a photo studio), Cartoon Cuts (a hair salon), Jeepers Junior (a restaurant), Fuzziwigs Candy Factory, plus arcade games and rides. Coming to KidsWorld means more than just a shopping trip. It's a real family event!

BABIES"R"US: DELIVERING NEW OPPORTUNITIES FOR SUCCESS

There are great expectations for the newest arrival in the "R"Us family. In 1996, Babies"R"Us successfully opened six bright, spacious new stores (designed after the Concept 2000 model) that showcase total one-stop shopping and expert customer service. The recent merger with the Baby Superstore chain in February 1997 has quickly catapulted Babies"R"Us into the premier retailer of juvenile products in the country! Customers can expect advantages like an amazing product selection, everyday low prices, and the popular no-hassle returns policy. Other customer-friendly services include The Baby Registry that makes it easy for new parents to choose the gifts they want from friends and family, and the Special Orders desk where customers can order merchandise in specific styles or colors not currently available in the store. Our sales associates are expertly trained for customer interaction through classes, product seminars, videos and a regular product information newsletter. Expectant parents and gift-givers now have the ideal place to shop for everything for baby!


INTERNATIONAL: HIGHLIGHTS FROM AROUND THE WORLD

Fifty-nine international Toys"R"Us stores opened in 1996, demonstrating our continuing growth as a global retailer. Franchise operations in Indonesia, Italy, Saudi Arabia, South Africa, and Turkey bring our current international presence to nearly 400 stores in 26 countries. Milestones for the year included the opening of our 50th store in Japan, and the celebration of our 10th year in Hong Kong. As the Toys"R"Us world gets bigger and better, new and exciting opportunities abound for strengthening relationships with all our customers!

MANAGEMENTS DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS*

The Company posted its 18th consecutive record sales year in 1996, reporting sales of $9.9 billion. Sales increased by 5.4% in 1996, 7.8% in 1995 and 10.1% in 1994. The sales growth is primarily attributable to the Company's continued store expansion and the increase in comparable U.S.A. toy store sales of 2% in 1996. The Company opened 102 new U.S.A. toy stores, 163 international toy stores, including franchise and joint venture stores, 22 children's clothing stores, 6 baby specialty stores and 2 superstores during the three year period. Comparable U.S.A. toy store sales decreased 2% in 1995 and increased 2% in 1994.

Cost of sales as a percentage of sales decreased to 69.4% in 1996 from 69.9% in 1995 primarily due to an improved markup on basic toy products, partially offset by the strengthening of the lower margin video hardware business. Cost of sales as a percentage of sales increased in 1995 from 68.7% in 1994 primarily due to an intensively competitive retail environment, the Company's aggressive pricing strategy and an unfavorable shift in the merchandise mix.

Selling, advertising, general and administrative expenses as a percentage of sales were 20.3% in 1996, 20.1% in 1995 and 19.0% in 1994. The increases in 1996 and 1995 were primarily due to heavier advertising and promotional efforts, as well as the Company's increased emphasis on customer service.

The Company's 1996 results were impacted by a charge of $59.5 million ($37.8 million, net of tax benefits or $.14 cents per share) relating to an arbitration award rendered against the Company involving a dispute over a 1982 franchise agreement to operate stores in the Middle East. Although the arbitration award was recently confirmed in the District Courts, the Company has filed an appeal with the United States Court of Appeals for the Second Circuit.

The Company's 1995 results were impacted by charges of $396.6 million ($269.1 million, net of tax benefits or $.98 cents per share) to restructure its worldwide operations and to early adopt FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Elements of the restructuring plan are described below and in the notes to the consolidated financial statements and consisted of certain asset write offs and contractual obligations, primarily in the United States and Europe.

In 1996, the Company substantially completed its restructuring program action plan, including the closing of 3 Toys"R"Us and 7 Kids"R"Us stores in the United States, the consolidation of 3 distribution centers and various administrative facilities in the United States and Europe and, pending certain regulatory approvals, the franchising of 9 toy stores in the Netherlands. The Company also successfully completed the most important component of the restructuring program, its strategic inventory repositioning initiative designed to streamline the merchandise assortment in its toy stores and enhance its selection advantage. The Company has reduced the number of items carried in its toy stores by more than 20%.

At  February  1,  1997,  the  Company   had   approximately   $90   million   of
liabilities remaining for its restructuring program primarily relating to long-term lease obligations and other commitments. The Company believes these reserves are adequate to complete the restructuring program.

Interest expense decreased by 4.5% in 1996 as compared to 1995 primarily due to the Company's improved cash flow as a result of increased earnings, the benefits from its worldwide restructuring program and a $325.4 million medium term financing which replaced borrowings carrying higher interest rates. Interest expense increased in 1995 as compared to 1994 due to increased average borrowings and a change in the mix of borrowings and interest rates among countries.

The Company's effective tax rate was 36.5%, 44.2% and 37.0% in 1996, 1995 and 1994, respectively. The higher effective tax rate in 1995 was primarily due to the restructuring of its worldwide operations.

The Company believes that its risks attendant to foreign operations are minimal, as the countries in which it owns assets and operates stores are politically stable. The Company's foreign exchange risk management objectives are to stabilize cash flow from the effect of foreign currency fluctuations. The Company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currency. The Company also enters into forward foreign exchange contracts or purchases options to eliminate specific transaction currency risk.


*References to 1996, 1995, and 1994 are for the 52 weeks ended February 1, 1997, 53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995.

International sales were unfavorably impacted by the translation of local currency results into U.S. dollars by approximately $150 million in 1996 and was favorably impacted by approximately $140 million and $90 million in 1995 and 1994, respectively. Neither the translation of local currency results into U.S. dollars nor inflation had a material effect on the Company's operating results for the last three years.


LIQUIDITY AND CAPITAL RESOURCES**

The Company's impressive financial position is evidenced by the liquidity of its assets and its strong cash flow.

The Company's newest division, Babies"R"Us opened its first 6 stores in 1996. The Company accelerated the growth of this division with the acquisition of Baby Superstore, Inc. on February 3, 1997 for 13 million treasury shares of the Company's common stock valued at approximately $376.0 million. This acquisition has been accounted for as a purchase at February 1, 1997, and the excess of purchase price over net assets acquired in the amount of $365.0 million has been recorded as goodwill and will be amortized over 40 years.

Baby Superstore, with 76 stores primarily in the southeast and midwest United States, was a leading retailer of baby and young childrens products. The Company plans to operate these stores under its Babies"R"Us format, utilizing its Toys"R"Us and Kids"R"Us infrastructure to leverage its combined financial and operational strengths.

The Company's cash and cash equivalents have increased to $760.9 million at February 1, 1997 from $202.7 million at February 3, 1996. This increase is primarily attributable to the following factors: increased net earnings, due in part to the benefits of the Company's worldwide restructuring program, $67.5 million of cash received with the acquisition of Baby Superstore and an increase in net cash provided by financing activities of $112.1 million.

The Company's working capital improved to $618.9 million at February 1, 1997, from $326.1 million at February 3, 1996 due in part to the closing of a medium term $325.4 million financing in 1996, the proceeds of which reduced short term debt.

The long-term debt, net of current maturities, to equity percentage was 21.7% at February 1, 1997 as compared to 24.1% at February 3, 1996.

In 1997, the Company plans to open approximately 25 toy stores in the United States utilizing the new Concept 2000 store design and also plans to remodel 57 toy stores in the United States to this format. The Company plans to open approximately 40 new international toy stores, including 15 franchise stores. Our newest division, Babies"R"Us, will open approximately 20 stores in the United States. Finally, there are plans to open approximately 5 Kids"R"Us children's clothing stores. The Company opened 89 toy stores in 1996, 80 in 1995 and 96 in 1994, and 7 Kids"R"Us children's clothing stores in 1996, 9 in 1995 and 6 in 1994. The Company also added its first 2 KidsWorld stores, one of which is a retrofit of an existing Toys"R"Us and Kids"R"Us location, and the first 6 Babies"R"Us stores in 1996. In addition to the stores closed in 1996 that were part of the Company's worldwide restructuring program, the Company closed 1 store in the United Kingdom in 1995 and 19 Kids"R"Us clothing stores in 1994 which did not meet its expectations. These closures did not have a significant impact on the Company's financial position.

For 1997, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at $630 million (including real estate and related costs of $375 million). The Company's policy is to purchase its real estate where appropriate and it plans to continue this policy.

The Company has an existing $1 billion share repurchase program. As of February 1, 1997, the Company has repurchased 21.3 million shares of its common stock for $693.9 million under this program since it was announced in January of 1994.

The seasonal nature of the business (approximately 47% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The Company has a $1 billion multi-currency unsecured committed revolving credit facility expiring in February 2000, from a syndicate of financial institutions. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the revolving credit facility, issuance of short-term commercial paper and other bank borrowings for foreign subsidiaries.

**The Company's consolidated balance sheet at February 1, 1997 includes the effects of the acquisition of Baby Superstore, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES


                                                                                                     Year Ended
                                                            ___________________________________________________
                                                            February 1,         February 3,         January 28,
(In millions except per share data)                               1997                1996                1995
_______________________________________________________________________________________________________________

Net sales                                                     $ 9,932.4          $  9,426.9           $ 8,745.6
_______________________________________________________________________________________________________________

Costs and expenses:

Cost of sales                                                   6,892.5             6,592.3             6,008.0
Selling, advertising, general and administrative                2,019.7             1,894.8             1,664.2
Depreciation and amortization                                     206.4               191.7               161.4
Other charges                                                      59.5               396.6                 -
Interest expense                                                   98.6               103.3                83.9
Interest and other income                                         (17.4)              (17.4)              (16.0)
_______________________________________________________________________________________________________________
                                                                9,259.3             9,161.3             7,901.5
_______________________________________________________________________________________________________________

Earnings before taxes on income                                   673.1               265.6               844.1
Taxes on income                                                   245.7               117.5               312.3
_______________________________________________________________________________________________________________
Net earnings                                                  $   427.4          $    148.1           $   531.8
Earnings per share                                            $    1.54          $      .53           $    1.85
_______________________________________________________________________________________________________________



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------
TOYS"R"US, INC. AND SUBSIDIARIES


                                                                   February 1,             February 3,
(In millions)                                                             1997                    1996
______________________________________________________________________________________________________

ASSETS

Current Assets:

Cash and cash equivalents                                            $   760.9               $   202.7
Accounts and other receivables                                           142.1                   128.9
Merchandise inventories                                                2,214.6                 1,999.5
Prepaid expenses and other current assets                                 42.0                    87.8
______________________________________________________________________________________________________
Total Current Assets                                                   3,159.6                 2,418.9

Property and Equipment:

Real estate, net                                                       2,410.6                 2,336.0
Other, net                                                             1,636.8                 1,522.2
______________________________________________________________________________________________________
Total Property and Equipment                                           4,047.4                 3,858.2

Goodwill                                                                 365.0                    -
Other Assets                                                             451.2                   460.4
______________________________________________________________________________________________________
                                                                     $ 8,023.2               $ 6,737.5
______________________________________________________________________________________________________


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Short-term borrowings                                                $   303.5               $   332.8
Accounts payable                                                       1,346.5                 1,182.0
Accrued expenses and other current liabilities                           720.0                   438.1
Income taxes payable                                                     170.7                   139.9
______________________________________________________________________________________________________
Total Current Liabilities                                              2,540.7                 2,092.8

Long-Term Debt                                                           908.5                   826.8
Deferred Income Taxes                                                    222.5                   228.7
Other Liabilities                                                        160.9                   156.9

Stockholders' Equity:

Common stock                                                              30.0                    30.0
Additional paid-in capital                                               488.8                   542.8
Retained earnings                                                      4,120.1                 3,692.7
Foreign currency translation adjustments                                 (60.6)                   12.9
Treasury shares, at cost                                                (387.7)                 (846.1)
______________________________________________________________________________________________________
Total Stockholders' Equity                                             4,190.6                 3,432.3
______________________________________________________________________________________________________
                                                                     $ 8,023.2               $ 6,737.5
______________________________________________________________________________________________________




See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES



                                                                                                     Year Ended
                                                                    ____________________________________________


                                                                    February 1,     February 3,    January  28,
(In millions)                                                              1997            1996            1995
________________________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                            $ 427.4         $ 148.1         $ 531.8
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Other charges                                                             -             396.6             -
  Depreciation and amortization                                           206.4           191.7           161.4
  Deferred income taxes                                                    23.4           (66.7)          (14.5)
  Changes in operating assets and liabilities:
     Accounts and other receivables                                       (14.3)          (10.8)          (17.4)
     Merchandise inventories                                             (194.6)         (193.1)         (221.6)
     Prepaid expenses and other operating assets                          (10.1)          (15.7)          (31.7)
     Accounts payable, accrued expenses and other liabilities             261.4          (150.5)          183.5
     Income taxes payable                                                  43.8           (49.3)           (2.0)
________________________________________________________________________________________________________________
Net cash provided by operating activities                                 743.4           250.3           589.5
________________________________________________________________________________________________________________

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received with the acquisition of Baby Superstore                      67.5             -               -
Capital expenditures, net                                                (415.4)         (467.5)         (585.7)
Other assets                                                              (35.8)          (67.4)          (44.6)
________________________________________________________________________________________________________________
Net cash used in investing activities                                    (383.7)         (534.9)         (630.3)
________________________________________________________________________________________________________________

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                                 (9.7)          210.1          (117.2)
Long-term borrowings                                                      325.4            82.2            34.6
Long-term debt repayments                                                (133.1)           (9.3)           (1.1)
Exercise of stock options                                                  28.5            16.2            26.0
Share repurchase program                                                    -            (200.2)         (469.7)
Sale of stock to Petrie Stores Corporation                                  -               -             161.6
________________________________________________________________________________________________________________
Net cash provided by/(used in) financing activities                       211.1            99.0          (365.8)
________________________________________________________________________________________________________________

Effect of exchange rate changes on cash and cash equivalents              (12.6)           18.5           (15.5)

CASH AND CASH EQUIVALENTS
Increase/(decrease) during year                                           558.2          (167.1)         (422.1)
Beginning of year                                                         202.7           369.8           791.9
________________________________________________________________________________________________________________
End of year                                                             $ 760.9         $ 202.7         $ 369.8
________________________________________________________________________________________________________________



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers its highly liquid investments purchased as part of its daily cash management activities to be cash equivalents. During 1996, 1995 and 1994, the Company made income tax payments of $177.2, $234.5 and $318.9 and interest payments (net of amounts capitalized) of $108.6, $118.4 and $123.6, respectively.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES



                                                                      Common Stock
                                                             _____________________________
                                                                                                                           Foreign
                                                             Issued            In Treasury    Additional                  currency
                                                 __________________      _________________       paid-in     Retained  translation
(In millions)                                    Shares      Amount      Shares     Amount       capital     earnings  adjustments
___________________________________________________________________________________________________________________________________
Balance, January 29, 1994                         297.9      $ 29.8       (8.4)   $ (292.4)      $ 454.0    $ 3,012.8      $ (56.0)

Net earnings for the year                           -           -          -           -             -          531.8          -
Share repurchase program                            -           -        (13.1)     (469.7)          -            -            -
Exercise of stock options, net of tax benefit       0.1         -          1.1        41.9         (15.8)         -            -
Exchange with and sale of stock to
  Petrie Stores Corporation                         -           -          2.2        78.5          83.1          -            -
Foreign currency translation adjustments            -           -          -           -             -            -           30.9
___________________________________________________________________________________________________________________________________
Balance, January 28, 1995                         298.0        29.8      (18.2)     (641.7)        521.3      3,544.6        (25.1)
___________________________________________________________________________________________________________________________________

Net earnings for the year                           -           -          -           -             -          148.1          -
Share repurchase program                            -           -         (7.6)     (200.2)          -            -            -
Exercise of stock options, net of tax benefit       -           -           .9        34.2         (16.7)         -            -
Corporate inversion                                 2.4         0.2       (2.4)      (38.4)         38.2          -            -
Foreign currency translation adjustments            -           -          -           -             -            -           38.0
___________________________________________________________________________________________________________________________________
Balance, February 3, 1996                         300.4        30.0      (27.3)     (846.1)        542.8      3,692.7         12.9
___________________________________________________________________________________________________________________________________

Net earnings for the year                           -           -          -           -             -          427.4          -
Acquisition of Baby Superstore, Inc.                -           -         13.0       400.2         (24.2)         -            -
Exercise of stock options, net of tax benefit       -           -          1.7        58.2         (29.8)         -            -
Foreign currency translation adjustments            -           -          -           -             -            -          (73.5)
___________________________________________________________________________________________________________________________________
Balance, February 1, 1997                         300.4      $ 30.0      (12.6)   $ (387.7)      $ 488.8    $ 4,120.1      $ (60.6)
___________________________________________________________________________________________________________________________________



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. Reference to 1996, 1995 and 1994 are for the 52 weeks ended February 1, 1997, 53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995, respectively.


Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated balance sheet and statement of cash flows also reflect the acquisition of Baby Superstore, Inc. at February 1, 1997. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity.


Merchandise Inventories

Merchandise inventories for the U.S.A. toy store operations, which represent over 60% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at February 1, 1997 or February 3, 1996. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.


Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter.

The Company's policy to recognize impairment losses relating to long-lived assets is based on several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows.


Preopening Costs

Preopening costs, which consist primarily of advertising, occupancy and payroll expenses, are amortized over expected sales to the end of the fiscal year in which the store opens.


Capitalized Interest

Interest on borrowed funds is capitalized during construction of property and is amortized by charges to earnings over the depreciable lives of the related assets. Interest of $3.3, $6.1 and $6.9 was capitalized during 1996, 1995 and 1994, respectively.


Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents and short-term borrowings approximate their fair market values.


Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either February 1, 1997 or February 3, 1996. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The Company had approximately $205.0 of short term outstanding forward contracts at both February 1, 1997 and February 3, 1996 maturing in 1997 and 1996, respectively, which are entered into with counterparties that have high credit ratings and with which the Company has the contractual right to net forward currency settlements. In addition, the Company had a $325.4 currency swap obligation outstanding at February 1, 1997 related to its (pound)200 note payable due 2001.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


ACQUISITION

On February 3, 1997, the Company acquired all of the outstanding common shares of Baby Superstore, Inc. ("Baby Superstore") for 13 million shares of its treasury stock valued at approximately $376.0. Each Baby Superstore shareholder received .8121 of a share of Company stock for each Baby Superstore share, except for the Chairman and Chief Executive Officer of Baby Superstore who received .5150 of a share.

Baby Superstore, a leading retailer of baby and young children's products, opened its first store in 1971 and has operated as a public company since November, 1994. Baby Superstore operated 76 stores in 23 states, primarily in the southeast and midwest. Products sold by Baby Superstore were directed toward newborns and children up to three years old. The Company plans to operate substantially all the acquired stores.

This acquisition has been accounted for as a purchase at February 1, 1997. The excess of purchase price over net assets acquired of $365.0 has been recorded as goodwill and will be amortized on a straight-line basis over 40 years.

Consolidated pro forma income and earnings per share, as if the acquisition had taken place as of the beginning of 1995, would not have been materially different from the reported amounts for 1996 and 1995.

OTHER CHARGES


On July 12, 1996, an arbitrator rendered an award against the Company in connection with a dispute involving rights under a 1982 license agreement for toy store operations in the Middle East. Accordingly, the Company has recorded a provision of $59.5, ($37.8 after tax or $.14 cents per share) representing all costs in connection with this matter. The Company has filed an appeal with the United States Court of Appeals for the second circuit.

On February 1, 1996, the Company recorded charges of $396.6 ($269.1 after tax or $.98 cents per share) to restructure its worldwide operations (the "restructuring") and to early adopt Financial Accounting Standards Board ("FAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The restructuring charge included $184.0 related to strategic inventory repositioning, $84.4 related to the closing or franchising of 25 stores, $71.6 for the consolidation of three distribution centers and seven administrative facilities and $32.4 of other costs. Total restructuring and other charges were comprised of $208.8 relating to operations in the United States and $187.8 for international operations. The charge to early adopt FAS No.121 was $24.2, primarily related to a write down of certain store assets to fair value, based on discounted cash flows. At February 1, 1997, the Company had approximately $90 million of liabilities remaining for its restructuring program primarily relating to long-term lease obligations and other commitments. The Company believes these reserves are adequate to complete the restructuring program.


PROPERTY AND EQUIPMENT



                            Useful Life     February 1,     February 3,
                             (in years)            1997            1996
_______________________________________________________________________
Land                                          $   821.2       $   802.4

Buildings                         45-50         1,834.3         1,745.3
Furniture and equipment            5-20         1,521.9         1,351.9
Leaseholds and
 leasehold improvements        121\2-50         1,060.1           959.0
Construction in progress                           37.1            45.6
Leased property
 under capital leases                              30.6            25.1
_______________________________________________________________________
                                                5,305.2         4,929.3
Less accumulated depreciation
 and amortization                               1,257.8         1,071.1
_______________________________________________________________________
                                              $ 4,047.4       $ 3,858.2
_______________________________________________________________________






SEASONAL FINANCING AND LONG-TERM DEBT


                                                      February 1,   February 3,
                                                             1997          1996
________________________________________________________________________________
5.61% (pound)200 note payable,
   due 2001(a)                                            $ 325.4       $   -
8 3/4% debentures, due 2021,
  net of expenses                                           198.2         198.1
Japanese yen loans payable at annual
  interest rates from 3.45% to 6.47%,
  due in varying amounts through 2012                       150.2         178.3
4 7/8 % convertible subordinated notes payable,
   due October 2000(b)                                      115.0           -
8 1/4% sinking fund debentures,
  due 2017, net of discounts                                 88.4          88.3
Industrial revenue bonds,
  net of expenses (c)                                        70.0          74.2
7% British pound sterling loan payable,
  due quarterly through 2001(d)                              67.1          77.3
Mortgage notes payable at annual
  interest rates from 6% to 11% (e)                          12.2          19.2
Obligations under capital leases                             17.1          12.8
11% British pound sterling Stepped
  Coupon Guaranteed Bonds                                     -           198.4
________________________________________________________________________________
                                                          1,043.6         846.6
Less current portion (f)                                    135.1          19.8
________________________________________________________________________________
                                                          $ 908.5       $ 826.8
________________________________________________________________________________


(a) Supported by a (pound)200 bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 110 basis points.

(b) Obligation of Baby Superstore. Convertible into shares of the Company's common stock at the conversion price of $66.34. These notes are subject to an offer to purchase at par, plus accrued interest, which will close on April 16, 1997. Accordingly, these notes have been classified as current obligations.

(c) Bank letters of credit of $52.7, expiring in 1998, support certain of these industrial revenue bonds. The Company expects that the bank letters of credit will be renewed. The bonds have fixed or variable interest rates with an average rate of 3.4% at February 1, 1997.

(d) Collateralized by property with a carrying value of $159.5 at February 1, 1997.

(e) Collateralized by property and equipment with an aggregate carrying value of $18.2 at February 1, 1997.

(f)  Included  in  accrued  expenses  and  other  current   liabilities  on  the
consolidated balance sheets.

The fair market value of the Company's long-term debt at February 1, 1997 was approximately $1,007.0. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

The Company has a $1 billion unsecured committed revolving credit facility expiring in February 2000. This multi-currency facility permits the Company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet worldwide cash requirements.

Additionally, the Company also has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at February 1, 1997 and February 3, 1996 was 3.1% and 4.0%, respectively.

The annual maturities of long-term debt at February 1, 1997 are as follows:

____________________________________________
1997                               $   135.1
1998                                    25.7
1999                                    26.4
2000                                    26.0
2001                                   334.0
2002 and subsequent                    496.4
____________________________________________
                                   $ 1,043.6
____________________________________________


LEASES


The Company leases a portion of the real estate used in its operations. Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of February 1, 1997 are as follows:


                                  Gross                          Net
                                minimum       Sublease       minimum
                                rentals         income       rentals
____________________________________________________________________
1997                          $   331.8        $  17.4     $   314.4
1998                              328.3           16.9         311.4
1999                              326.3           15.6         310.7
2000                              322.1           12.9         309.2
2001                              317.5           11.8         305.7
2002 and subsequent             3,303.3           65.2       3,238.1
____________________________________________________________________
                              $ 4,929.3        $ 139.8     $ 4,789.5
____________________________________________________________________

Total rental expense was as follows:
                                                          Year ended
____________________________________________________________________
                            February 1,    February 3,   January 28,
                                   1997           1996          1995
____________________________________________________________________
Minimum rentals                 $ 295.3        $ 284.3       $ 226.4
Additional amounts computed
  as percentages of sales           5.5            5.6           6.3
____________________________________________________________________
                                  300.8          289.9         232.7
Less sublease income               18.8           17.0          10.3
____________________________________________________________________
                                $ 282.0        $ 272.9       $ 222.4
____________________________________________________________________




STOCKHOLDERS' EQUITY

The common shares of the Company, par value $.10 per share, were as follows:




                                      February 1,   February 3,
                                             1997          1996
_______________________________________________________________
Authorized shares                           650.0         650.0
_______________________________________________________________
Issued shares                               300.4         300.4
Treasury shares                              12.6          27.3
_______________________________________________________________

Issued and outstanding shares               287.8         273.1
_______________________________________________________________


Earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding after reduction for treasury shares and assuming exercise of dilutive stock options computed by the treasury stock method using the average market price during the year. Weighted average number of common and common equivalent shares used in computing earnings per share were 277.5, 276.9 and 287.4 at February 1, 1997, February 3, 1996 and January 28,
1995, respectively.

Effective January 1, 1996, the Company formed a new parent company (the "Surviving Company") thus making the former parent company (the "Predecessor Company") a wholly-owned subsidiary of the Surviving Company. As a result of this corporate inversion, each share of common stock of the Predecessor Company was converted into one share of common stock of the Surviving Company.

In April 1994, the Company entered into an agreement with Petrie Stores Corporation ("Petrie"), the then holder of 14% of the Company's outstanding Common Stock. The Company consummated its transaction with Petrie on January 24, 1995, wherein 42.1 shares of the Company's common stock were issued from its treasury in exchange for 39.9 shares of the Company's common stock and $165.0 in cash.


TAXES ON INCOME

The provisions for income taxes consist of the following:


                                                     Year ended
________________________________________________________________
                       February 1,    February 3,   January 28,
                              1997           1996          1995
________________________________________________________________
Current:
  Federal                  $ 135.9        $ 137.1       $ 251.6
  Foreign                     56.8           26.7          29.2
  State                       29.6           20.4          46.0
________________________________________________________________
                             222.3          184.2         326.8
________________________________________________________________
Deferred:
  Federal                     58.6          (21.8)          8.9
  Foreign                    (39.2)         (41.6)        (24.7)
  State                        4.0           (3.3)          1.3
________________________________________________________________
                              23.4          (66.7)        (14.5)
________________________________________________________________
Total tax provision        $ 245.7        $ 117.5       $ 312.3
________________________________________________________________



The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:


                                                                      Year ended
________________________________________________________________________________

                                        February 1,   February 3,   January 28,
                                               1997          1996          1995
________________________________________________________________________________
Deferred tax assets:
  Net operating loss carryforwards          $154.8         $108.9        $ 94.0
  Restructuring                               53.1          122.1           0.0
  Other                                       31.5           21.4          35.9
________________________________________________________________________________
  Gross deferred tax assets                  239.4          252.4         129.9
  Valuation allowance                        (36.8)         (29.5)        (17.9)
________________________________________________________________________________
                                            $202.6         $222.9        $112.0
Deferred tax liabilities:
  Property, plant and equipment              249.3          245.0         217.0
  LIFO inventory                              63.7           64.3          49.9
  Other tax                                    3.8            4.4           4.0
________________________________________________________________________________
Gross deferred liability                    $316.8         $313.7        $270.9
________________________________________________________________________________
Net deferred tax liability                  $114.2         $ 90.8        $158.9
________________________________________________________________________________


A reconciliation of the federal statutory tax rate with the effective tax rate follows:



                                                                     Year ended
________________________________________________________________________________
                                        February 1,   February 3,   January 28,
                                               1997          1996          1995
________________________________________________________________________________
Statutory tax rate                             35.0%          35.0%       35.0%

State income taxes, net of
  federal income tax benefit                    3.7            3.4         3.7
Foreign                                        (2.3)          (1.3)       (0.4)
Restructuring and other charges                 -              7.2         -
Other, net                                      0.1           (0.1)       (1.3)
________________________________________________________________________________
Effective tax rate                             36.5%          44.2%       37.0%
________________________________________________________________________________




Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Unremitted earnings were approximately $361.0 at February 1, 1997, exclusive of amounts that if remitted would result in little or no tax under current U.S. tax laws. Net income taxes of approximately $114.0 would be due if these earnings were to be remitted.


PROFIT SHARING PLAN


The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $30.8, $32.3 and $31.4 have been charged to earnings in 1996, 1995, and 1994, respectively.


STOCK OPTIONS


The Company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the Company's common stock to substantially all employees and non-employee directors of the Company. The Plans provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately five years from the date of grant. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned plans, 3.4 stock options were granted to certain senior executives during the period from 1988 to 1996 pursuant to stockholder approved individual plans. Of this total, 2.9 options vest 20% each year on a cumulative basis commencing one year from the date of grant with the balance of the options vesting five years from the date of grant. The exercise price per share of all options granted has been the average of the high and low market price of the Company's common stock on the date of grant. Most options must be exercised within ten years from the date of grant.

At February 1, 1997, an aggregate of 36.2 shares of authorized common stock were reserved for all of the Plans noted above, of which 13.0 were available for future grants. All outstanding options expire at dates ranging from May 1997 to January 2007.

Stock option transactions are summarized as follows:


                                                        Shares Under Option
___________________________________________________________________________
                                                    Non-   Weighted-Average
                                   Incentive   Qualified     Exercise Price
___________________________________________________________________________
Outstanding February 3, 1996              .2        20.2          $   24.08
Granted *                                 .4         6.3              34.59
Exercised                                (.2)       (2.1)             17.67
Canceled                                   -        (1.6)             25.20
___________________________________________________________________________
Outstanding February 1, 1997              .4        22.8          $   25.82
___________________________________________________________________________
Options exercisable
 at February 1, 1997                       -         9.2          $   24.15
___________________________________________________________________________


*Includes options assumed with the acquisition of Baby Superstore.


The Company utilizes a restoration feature to encourage the early exercise of options and retention of shares, thereby promoting increased employee share ownership. This feature provides for the grant of new options when previously owned shares of Company stock are used to exercise existing options. Restoration option grants are non-dilutive as they do not increase the combined number of shares of Company stock and options held by an employee prior to exercise. The new options are granted at a price equal to the fair market value on the date of the new grant, become exercisable six months from the date of grant and generally expire on the same date as the original options that were exercised.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation", issued in October 1995. In accordance with the provisions of FAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by FAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


                                            1996          1995
______________________________________________________________
Net income-as reported                   $ 427.4       $ 148.1
Net income-pro forma                       411.3         139.5
Earning per share-as reported               1.54           .53
Earnings per share-pro forma                1.48           .50
______________________________________________________________


The weighted-average fair value at date of grant for options granted in 1996 and 1995 were $24.58 and $31.49, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted throughout the 1995 and 1996 years, a range of assumptions are provided below:



____________________________________________________________________
Expected stock price volatility                       .241 - .328
Risk-free interest rate                               5.0% - 7.1%
Weighted average expected life of options               6 years
____________________________________________________________________

The effects of applying FAS 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.


FOREIGN OPERATIONS


Certain information relating to the Company's foreign operations is set forth below. Corporate assets include all cash and cash equivalents and other related assets.

                                                         Year ended
____________________________________________________________________
                       February 1,      February 3,     January 28,
                              1997             1996            1995
____________________________________________________________________
Sales
  Domestic               $ 7,151.2        $ 6,791.5       $ 6,644.8
  Foreign                  2,781.2          2,635.4         2,100.8
____________________________________________________________________
Total                    $ 9,932.4        $ 9,426.9       $ 8,745.6
____________________________________________________________________
Operating Profit
  Domestic               $   692.2        $   432.8 (b)   $   778.7
  Foreign                    131.3            (74.2)(c)       140.8
General corporate
  expenses                   (69.2)(a)         (7.1)           (7.5)
Interest expense, net        (81.2)           (85.9)          (67.9)
____________________________________________________________________
Earnings before taxes
  on income              $   673.1        $   265.6       $   844.1
____________________________________________________________________
Identifiable Assets
  Domestic               $ 4,877.9        $ 4,013.2       $ 3,950.5
  Foreign                  2,345.6          2,483.0         2,216.1
  Corporate                  799.7            241.3           404.6
____________________________________________________________________
Total                    $ 8,023.2        $ 6,737.5       $ 6,571.2
____________________________________________________________________


(a) After an arbitration award charge of $59.5.
(b) After restructuring and other charges of $208.8.
(c) After restructuring and other charges of $187.8.


OTHER MATTERS


On May 22, 1996, the Staff of the Federal Trade Commission (the "FTC") filed an administrative complaint against the Company alleging that the Company is in violation of Section 5 of the Federal Trade Commission Act for its practices relating to warehouse clubs. The complaint alleges that the Company reached understandings with various suppliers that such suppliers not sell to the clubs the same items that they sell to the Company. The complaint also alleges that the Company "facilitated understandings" among the manufacturers that such manufacturers not sell to clubs. The complaint seeks an order that the Company cease and desist from this practice. Hearings on this complaint commenced on March 5, 1997.

Since the filing of the FTC complaint, several class action suits have been filed against the Company, alleging that the Company has violated certain state competition laws as a consequence of the behavior alleged in the FTC complaint. These class action suits seek damages in unspecified amounts and other relief under state law.

The Company believes that both its policy and its conduct in connection with the foregoing are within the law and plans to contest these actions vigorously. The Company also believes that these actions will not have a material adverse effect on its financial condition or results of operations.

REPORT OF MANAGEMENT


Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with the management of Toys"R"Us. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for, in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of the adherence to management's established policies and procedures. The Company has distributed to key employees its policies for conducting business affairs in a lawful and ethical manner.

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



/s/ Michael Goldstein             /s/ Louis Lipschitz
Vice Chairman and                 Executive Vice President
Chief Executive Officer           and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at February 1, 1997 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.


                                                       /s/ Ernst & Young LLP


New York, New York
March 12, 1997

DIRECTORS AND OFFICERS


DIRECTORS

Charles Lazarus
Chairman of the Board of the Company

Robert A. Bernhard
Real Estate Developer

RoAnn Costin
President, Reservoir Capital
Management, Inc.

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

Harold M. Wit
Managing Director, Allen & Company
Incorporated



OFFICERS - CORPORATE AND ADMINISTRATIVE


Michael Goldstein
Vice Chairman and
Chief Executive Officer

Robert C. Nakasone
President and
Chief Operating Officer

Louis Lipschitz
Executive Vice President
and Chief Financial Officer

Roger C. Gaston
Senior Vice President -
Human Resources

Michael P. Miller
Senior Vice President -
Real Estate

Thomas J. Reinebach
Senior Vice President and
Chief Information Officer

Gayle C. Aertker
Vice President -
Real Estate

Michael J. Corrigan
Vice President -
Compensation and Benefits

Eileen C. Gabriel
Vice President -
Information Systems

Jon W. Kimmins
Vice President -
Treasurer

Joseph J. Lombardi
Vice President -
Controller

Matthew J. Lombardi
Vice President -
Information Technology

Michael L. Tumolo
Vice President -
Counsel

Peter W. Weiss
Vice President -
Taxes

Robert S. Zarra
Vice President -
Internal Audit

Andre Weiss
Secretary -
Partner-Schulte Roth & Zabel, LLP

TOYS"R"US UNITED STATES - OFFICERS AND GENERAL MANAGERS


Michael J. Madden
President -
Store Operations

Robert J. Weinberg
Senior Vice President -
General Merchandise Manager

Van H. Butler
Senior Vice President -
Divisional Merchandise Manager

Ernest V. Speranza
Senior Vice President -
Advertising/Marketing

David Brewi
Vice President -
Divisional Merchandise Manager

Kristopher M. Brown
Vice President -
Distribution and Traffic

Richard N. Cudrin
Vice President -
Human Resources
and Corporate Employee Relations

John F. Cummo
Vice President -
Creative Services

Thomas DeLuca
Vice President - Imports, Product
Development and Safety Assurance

Harvey J. Finkel
Vice President -
Regional Operations

Martin E. Fogelman
Vice President -
Divisional Merchandise Manager

Michael A. Gerety
Vice President -
Store Planning

Debra M. Kachurak
Vice President -
Operations Development

Mitchell Loukota
Vice President -
Divisional Merchandise Manager

Charlene Mady
Vice President -
Area Merchandise Planning

Gerald S. Parker
Vice President -
Regional Operations

Lee Richardson
Vice President -
Advertising

Timothy J. Slade
Vice President -
Transportation and Traffic

John P. Sullivan
Vice President -
Divisional Merchandise Manager

William A. Stephenson
Vice President -
Merchandise Planning and Allocation

Dennis J. Williams
Vice President-
Regional Operations and
General Manager
New York/Northern New Jersey

GENERAL MANAGERS


Robert F. Price
Vice President-
Southern California/
Arizona/Nevada/Hawaii

Thomas A. Drugan
Illinois/Wisconsin/Minnesota

Cathy Filion
Michigan/N.W. Ohio

Mark H. Haag
Pacific Northwest/Alaska

Truvillus Hall
Northern California/Utah

Michael K. Heffner
Alabama/Georgia/South
Carolina/Tennessee

Daniel D. Hlavaty
Central Ohio/Indiana/Kentucky

Richard A. Moyer
S.Texas/Louisiana/Mississippi

John J. Prawlocki
Florida/Puerto Rico

Edward F. Siegler
Maryland/Virginia/North Carolina

Carl P. Spaulding
New England

Gregg Treadway
Colorado/Kansas/Missouri/
Iowa/Nebraska

Kevin VanderGriend
N.E. Ohio/W. Pennsylvania/
N. New York


TOYS"R"US INTERNATIONAL - OFFICERS AND COUNTRY MANAGEMENT


Gregory R. Staley
President

Lawrence H. Meyer
Vice President -
Chief Financial Officer

Joan W. Donovan
Vice President -
General Merchandise Manager

Joseph Giamelli
Vice President -
Information Systems

Jeff Handler
Vice President -
International Advertising

Larry S. Johnson
Vice President -
Franchise Markets

Adam F. Szopinski
Vice President -
Operations

Michael C. Taylor
Vice President -
Logistics

Pierre Buuron
President -
Toys"R"Us Central Europe

Jacques LeFoll
President -
Toys"R"Us France/Belgium

David Rurka
Managing Director -
Toys"R"Us United Kingdom

John Schryver
Managing Director -
Toys"R"Us Australia

Manabu Tazaki
President -
Toys"R"Us Japan

Antonio Urcelay
Managing Director -
Toys"R"Us Iberia

Keith Van Beek
President-
Toys"R"Us Canada

Larry D. Gardner
Vice President -
Toys"R"Us Asia

Scott Chen
General Manager -
Toys"R"Us Taiwan

Joe Tang
General Manager -
Toys"R"Us Hong Kong

Michael Yeo
General Manager -
Toys"R"Us Singapore


KIDS"R"US/BABIES"R"US - OFFICERS*


Richard L. Markee
President -
Kids"R"Us and Babies"R"Us

Gwen Manto
Senior Vice President -
General Merchandise Manager

James G. Parros
Senior Vice President -
Stores and
Distribution Center Operations

Jonathan M. Friedman
Vice President -
Chief Financial Officer -
Kids"R"Us and Babies"R"Us

James L. Easton
Vice President -
Divisional Merchandise Manager

William Farrell
Vice President -
Physical Distribution

Jerel G. Hollens
Vice President -
Merchandise Planning and
Management Information Systems

Debra G. Hyman
Vice President -
Divisional Merchandise Manager

Elizabeth S. Jordan
Vice President -
Human Resources

John C. Morrow
Vice President -
Management Information Systems

Christopher M. Scherm
Vice President -
Divisional Merchandise Manager

David E. Schoenbeck
Vice President -
Operations - Babies"R"Us

David S. Walker
Vice President-
Advertising


*Kids"R"Us Officer, unless otherwise indicated.

QUARTERLY FINANCIAL DATA AND MARKET INFORMATION


QUARTERLY FINANCIAL DATA

(In millions except per share data)

The  following   table  sets  forth  certain   unaudited   quarterly   financial
information.



                                      First      Second       Third      Fourth
Year Ended                          Quarter     Quarter     Quarter     Quarter*
________________________________________________________________________________

February 1, 1997
________________________________________________________________________________
Net Sales                         $ 1,645.5   $ 1,736.4   $ 1,883.0   $ 4,667.5
Cost of Sales                       1,124.4     1,177.3     1,280.4     3,310.4
Other Charges                           -          55.0         -           4.5
Net Earnings (Loss)                    18.7        (7.5)       33.3       382.9
Earnings (Loss) per Share             $ .07      $ (.03)      $ .12      $ 1.37

February 3, 1996
________________________________________________________________________________
Net Sales                         $ 1,493.0   $ 1,614.2   $ 1,714.5   $ 4,605.2
Cost of Sales                       1,017.3     1,104.5     1,168.5     3,302.0
Other Charges                           -           -           -         396.6
Net Earnings                           18.4        15.8        20.9        93.0
Earnings per Share                    $ .07       $ .06       $ .08      $  .34




*For the 13 weeks ended February 1, 1997 and the 14 weeks ended February 3, 1996


MARKET INFORMATION


The Company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-eighth) based on New York Stock Exchange trading since January 28, 1995.

The Company has not paid any cash dividends, however, the Board of Directors of the Company reviews this policy annually.

The Company had approximately 32,300 Stockholders of Record on March 11,1997.



                                             High         Low
________________________________________________________________

1995     1st Quarter                         30 7/8       23 3/4
         2nd Quarter                         29 1/2       24 1/4
         3rd Quarter                         28 3/4       21 5/8
         4th Quarter                         24 3/8       20 1/2
________________________________________________________________
1996     1st Quarter                         29 7/8       21 7/8
         2nd Quarter                         30 7/8       23 3/4
         3rd Quarter                         34 1/16      25 7/8
         4th Quarter                         37 5/8       24 3/8


CORPORATE DATA


Annual Meeting

The Annual Meeting of the Stockholders of Toys"R"Us will be held at the Somerset Hills Hotel, 200 Liberty Corner Road, at exit 33 off I-78, Warren, NJ 07059 on Wednesday, June 4, 1997 10:00 A.M.


The office of the
Company is located at

461 From Road
Paramus, New Jersey 07652
Telephone: 201-262-7800


General Counsel

Schulte Roth & Zabel,LLP
900 Third Avenue
New York, New York 10022


Independent Auditors

Ernst & Young, LLP
787 Seventh Avenue
New York, New York 10019


Stockholder Information

The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the above address and without charge, a copy of the Annual Report on Form 10-K for the year ended February 1, 1997, which has been filed with the Securities and Exchange Commission.

Stockholder information including quarterly earnings and other corporate news releases, can be obtained by calling 800-785-TOYS. Significant news releases are anticipated to be available as follows:


Call After...     For the following...

May   19, 1997     1st Quarter Results
Aug.  18, 1997     2nd Quarter Results
Nov.  17, 1997     3rd Quarter Results
Jan.   8, 1998     Christmas Sales Results
Mar.  11, 1998     1997 Results


Common Stock Listed

New York Stock Exchange,
Symbol: TOY


Registrar and Transfer Agent

American Stock Transfer and Trust Company
40 Wall Street, New York, New York 10005
Telephone: 718-921-8200

Visit us on the Internet at www.toysrus.com