Form 10-K, Exhibit 13
period 1998-01-31
TOYS R US INC
filed 1998-04-24
CIK 1005414

TOYS "R" US
ANNUAL REPORT
1997

Fifty years ago it was a single baby store in post - World War II Washington, DC. Today, it is an $11 billion Company, and the world's unsurpassed leader in toys and juvenile products. How did it all begin? With the vision of one man, Charles Lazarus.

But Charles' vision did more than that. He changed the shopping habits of more than three generations of parents. He created more than a chain of toy stores - he created an industry and forever altered the way America, and now the world, shops for toys. Along the way, Charles nurtured and developed hundreds of executives who owe much of their knowledge of the retail business to the example he set, the high standards he developed and the lessons he taught. Charles has been a constant presence among us-leading, supporting and encouraging. Toys"R"Us will always be imbued with the uncompromising dedication, the uniquely refreshing personality, and the vision for a strong future that is truly Charles Lazarus.

Those of us who follow him do so with a vivid awareness of the legacy he created, and with a commitment to carrying on the strong tradition of excellence he established back in 1948.

We salute you, Charles, on this momentous anniversary, and look forward to your counsel as Chairman Emeritus.

     Michael Goldstein                       Robert C. Nakasone
     Chairman of the Board                   Chief Executive Officer

     /s/ Michael Goldstein                   /s/ Robert C. Nakasone

Toys"R"Us
The Worldwide Authority on Kids, Families and Fun

Table of Contents

Financial Highlights.................................................... page 3
Letter to Our Stockholders.............................................. page 4
Management's Discussion and Analysis of Results of Operations and
     Financial Condition................................................ page 12
Financial Statements.................................................... page 14
Report of  Management  and Report of  Independent  Auditors............. page 23
Directors, Officers  and  General  Managers............................. page 24
Quarterly  Financial  Data and Market Information....................... page 26
Store Locations and Corporate Data...................................... page 27

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES

(Dollars in millions except per share data)                                                               Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
                            Jan. 31,   Feb.1,  Feb. 3,  Jan. 28, Jan. 29,  Jan. 30,   Feb. 1,   Feb. 2,  Jan. 28,  Jan. 29,
                                1998     1997*    1996*     1995     1994      1993      1992      1991      1990      1989
---------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net Sales                  $ 11,038  $ 9,932  $ 9,427   $ 8,746   $7,946   $ 7,169   $ 6,124   $ 5,510   $ 4,788   $ 4,000
 Net Earnings                    490      427      148       532      483       438       340       326       321       268
 Basic Earnings Per Share       1.72     1.56     0.54      1.88     1.66      1.51      1.18      1.12      1.11      0.92
 Diluted Earnings Per Share     1.70     1.54     0.53      1.85     1.63      1.47      1.15      1.11      1.09      0.91

FINANCIAL POSITION AT YEAR END:
 Working Capital            $    579  $   619  $   326   $   484   $  633   $   797   $   328   $   177   $   238   $   255
 Real Estate-Net               2,435    2,411    2,336     2,271    2,036     1,877     1,751     1,433     1,142       952
 Total Assets                  7,963    8,023    6,738     6,571    6,150     5,323     4,583     3,582     3,075     2,555
 Long-Term Debt                  851      909      827       785      724       671       391       195       173       174
 Stockholders' Equity          4,428    4,191    3,432     3,429    3,148     2,889     2,426     2,046     1,705     1,424

NUMBER OF STORES AT YEAR END:
 Toys"R"Us - United States       698      680      653       618      581       540       497       451       404       358
 Toys"R"Us - International       441      396      337       293      234       167       126        97        74        52
 Kids"R"Us - United States       215      212      213       204      217       211       189       164       137       112
 Babies"R"Us - United States      98       82        -         -        -         -         -         -         -         -
 KidsWorld - United States         2        2        -         -        -         -         -         -         -         -
 Total Stores                  1,454    1,372    1,203     1,115    1,032       918       812       712       615       522


*After other charges as described in the Notes to Consolidated Financial Statements.


                        CONSOLIDATED NET SALES (billions)
                 10 year annual compounded sales growth of 13.4%
                           (GRAPHIC MATERIAL OMITTED)

Fiscal Year                         1988 4.0
                                    1989 4.8
                                    1990 5.5
                                    1991 6.1
                                    1992 7.2
                                    1993 7.9
                                    1994 8.7
                                    1995 9.4
                                    1996 9.9
                                    1997 11.0

TO OUR STOCKHOLDERS

I am pleased to be writing to you for the first time as Chief Executive Officer of Toys"R"Us. As only the third CEO in our Company's fifty year history, I feel truly privileged to play a role in moving our Company to greater heights. I am committed to upholding the rich traditions and culture that have made us so successful. I am also keenly aware of the need for changes to our priorities if we are to develop winning strategies that will move our Company forward. I enthusiastically welcome the challenge and appreciate the opportunity to lead this great Company.


1997 Financial Highlights

Before I outline our strategic direction for 1998, let us take a quick look at 1997. In short, despite delivering our 19th consecutive year of record sales since Toys"R"Us became a public company, 1997 was not the year we hoped it would be. Our sales reached the $11 billion mark which was an 11% increase over the $9.9 billion reported last year. While our net earnings also increased to $490 million, we did not deliver the record earnings goal we set out to achieve. Nonetheless, 1997 was a year of substantial improvements on many significant developmental fronts that will make us a stronger competitor in the future. I will touch on some of these as I outline our plans for 1998 and the future.


1998 Strategies and Direction

In my new role as Chief Executive Officer, I have made it clear that strategic planning and management development will be my top priorities. We have already begun analyzing and developing a number of short and long-term initiatives to better position Toys"R"Us for the future. These plans are designed to meet a variety of issues. Most of all, they are intended to address our primary objective: to increase stockholder value.

[Photograph of Robert C. Nakasone, Chief Executive Officer]


Economic Value Added: EVA_

Beginning in 1998 we plan on moving Toys"R"Us from a Company focused on building stores and expanding to new countries to a Company more focused on maximizing asset productivity and free cash flow, together with profitable growth. To achieve this goal it is imperative that our entire organization makes a very significant, but subtle shift in mindset and attitude. In order for this change to permeate every level in our organization, we have adopted an "Economic Value Added" management system - or EVA_ - to determine whether our business initiatives and investments provide an adequate return to our stockholders. The focus on EVA_ is to instill value-creating thinking into our management's every day thought processes so that they scrutinize each investment to insure that it meets or exceeds our cost of capital. We have retained the services of Stern, Stewart & Co., the leaders in EVA_ implementation, and we are in the process of developing an EVA_- based management system to be used throughout our entire organization. We are very serious about increasing our asset productivity and, therefore, the annual incentive compensation plan for our senior executives, beginning in 1998, will be tied to EVA_ improvement. Our goal is to have all incentive plans tied to EVA_ commencing in 1999.

To show further support for this initiative, our Board of Directors approved another $1 billion share repurchase program, which we announced in January. We intend to continue to repurchase the Company's stock in a very aggressive manner.


Asset Productivity

Another crucial priority for 1998 will be to increase our free cash flow by operating our business with significantly lower asset levels. We are targeting a reduction of $500 million in same store inventories by the year 2000 and expect at least half of this reduction to occur this year. Key to achieving this ambitious objective will be a major overhaul of our purchasing and distribution systems. We have retained Andersen Consulting to work with a team of our key merchandising, distribution and operating executives and anticipate that this project will take three years to complete.


"Toys"R"Us... The Worldwide Authority on Kids, Families and Fun"

Over the past several months we have been focusing on the changing profile of our customers to determine how we can better meet their needs. While we have been doing a lot of things right, it is clear that there are areas which require radically new approaches in how we do business. Our current vision of being the "preeminent worldwide retailer of toys and juvenile products" is quite narrow and no longer consistent with how our business is evolving. Without weakening that position, we think it is important for us to break the boundaries of how we perceive ourselves, thereby allowing us to sell not only products, but services... to serve not only children, but families... and to provide not only toys, but also fun. Our strategy, therefore, is to broaden and capitalize on our brand equity as a Company focused on fun - not just for kids, but for the entire family. By expanding the definition of merchandise and services we offer, we believe we can capitalize on our established name and image. We plan to expand our vision statement to the following: "Toys"R"Us... The Worldwide Authority on Kids, Families and Fun."


Store Design

In order to make our stores more flexible, we are rethinking how all of our stores can be redesigned so that flexibility becomes central to the business. This is particularly relevant during our "out of season" time period where our average sales per square foot runs at less than 1/4 of our average sales level during the November/December Holiday selling season. Our Concept 2000 pilot stores have taught us a great deal about what our customers are looking for and they are a vital step in the evolution of our stores. Our customer research indicates that the appeal of the Concept 2000 store emanates from the ease of shopping, enhanced store ambiance, freedom of movement and improved displays and fixtures.

One priority in 1998 will be to apply the newly expanded definition of our core business to additional products and services, thereby broadening our offering. It's clear that the look and feel of Concept 2000 is "on target" with customers; however, we also recognize that the biggest and fastest rewards to our stockholders can come from creating new excitement through the expansion of the merchandise offering in our traditional store format, which comprises over 85% of our stores. As a result, we will be applying new strategies to both store formats and taking the best of what we learned to create an even more exciting store...based on the Concept 2000 design but with more to offer. Therefore, 1998 will be a year of enormous experimentation as we look to expand the core definition of our business.


Exclusive  Product Development

Product differentiation will be critical to our long-term success. We feel this is an unusually fertile area for margin enhancement and customer loyalty. This will include private label development, branded exclusives produced by key toy manufacturers and exclusive licenses. We realize this is a long-term commitment requiring patience and brand management expertise. To that end, we recently hired one of the most respected principals in the toy manufacturing industry to spearhead this effort. Andy Gatto, our new Vice President of Product Development, comes to us with over 25 years of toy manufacturing, marketing and distribution experience as a principal with Fisher-Price, LJN, Matchbox, V-Tech and Toy Biz. Andy is now in the process of formulating an aggressive five-year business plan which we will begin to execute in 1998.


New Venues for Selling

Electronic commerce represents an outstanding opportunity to extend our presence beyond our stores. Our plans include expanding our existing Home Page to allow for easy customer shopping as we begin selling merchandise through the Internet. We will begin selling about 1,500 items during the second quarter of this year from www.toysrus.com. In light of the growing importance of "e-tail" selling, we have promoted Joel Anderson to the newly created post of Vice President, Toys"R"Us Direct.

Catalogue shopping is another venue we will be exploring in the fourth quarter of 1998, making shopping by mail even easier for customers and giving them another reason to choose Toys"R"Us.

Finally, "Buy Here/Pick Up There" is a new service that we will be testing in 1998 with the goal of making it simple for customers to order selected large, bulk items (such as swing sets, battery operated ride-on vehicles, play houses, etc.) for family members or friends who live a long distance away. Rather than incurring high shipping charges, the "Buy Here/Pick Up There" concept allows for the purchase in one store and the pick-up in another.


Database  Marketing

Currently, we have 38 million customers in our "R"Us database. Our Kids"R"Us division has been very successful in leveraging off this data by distributing the majority of its direct mail circulars to targeted customers. This has also enabled us to mail specific advertising vehicles to our customers based on prior purchases and targeted demographics. Given that 30 percent of our customers generate 80 percent of our business, our database marketing will become an increasingly powerful tool - not only for Kids"R"Us, but for Babies"R"Us and Toys"R"Us as well.

[Map of Toys "R" Us Around the World - 27 Countries Worldwide]

Babies"R"Us

With the consolidation of the Baby Superstore acquisition into the Babies"R"Us family, we became the clear leader of the $25 billion juvenile market. We ended 1997 with a total of 98 Babies"R"Us stores and plan to open an additional 15 to 20 stores in 1998. Our unrivaled assortment coupled with our database marketing and automated Baby Registry are key strengths in targeting new mothers and gift givers for the roughly 4 million children born each year. In addition, the introduction of in-store "Baby Fest" weekends have been a proven winner with customers. These weekends, which offer demonstrations, seminars and educational programs, reinforce our brand identity and build customer loyalty. There is no question that the investment we made in developing this business has put the newest member of the "R"Us family on a firm footing and should serve us well in the years ahead.


International Business

Another priority in 1998 will be to continue to accelerate the positive earnings momentum in our international toy stores. In 1997, our international sales increased to $2.9 billion. More importantly, our operating profit increased 28% to $168 million. These accomplishments resulted from stronger sales trends in toys, video games and juvenile products around the world, coupled with improved operating efficiency.

In Japan, we have achieved market share leadership in just over 5 years. Japan is now our largest business outside of the United States.

The poor economic climate in most of Europe continues to challenge our business. Despite the tough business environment, we improved our operating profit in every market with the exception of France. In an effort to improve productivity, we are expanding our juvenile category in most of these markets as well as piloting several Concept 2000 prototype stores. In addition, we have recently appointed Johannes Dercks as President of Toys"R"Us Central Europe. Johannes brings over 20 years of mass merchandising experience with the Metro Group, Promodes Group and Aral Shop, Ltd.


Management

Management excellence is the most fundamental ingredient to enhancing stockholder value. I am very proud of the strong management exemplified by our Toys"R"Us associates throughout the world, and even happier to introduce you to the newest members of our senior executive team. It is a group I am particularly excited about since it clearly comprises some of the best talent in the retail industry.

                           NUMBER OF STORES WORLDWIDE
                           (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                      1988       522
                                 1989       615
                                 1990       712
                                 1991       812
                                 1992       918
                                 1993     1,032
                                 1994     1.115
                                 1995     1,203
                                 1996     1,372
                                 1997     1,454

Bruce Krysiak, our new President and Chief Operating Officer, joins us officially on April 15 from Dollar General, where he served in a similar capacity. In Bruce, we have an executive with extraordinary retail experience and knowledge of merchandising, marketing and operations. Prior to Dollar General, Bruce was COO of Circle K, and he spent the early years of his career in senior marketing and merchandising roles at Southland's 7-11 stores. Bruce also had the unique experience of working in the former Soviet Union as chairman of the joint venture that built that country's first fully-integrated food distribution system.

We also promoted  Keith Van Beek to  President  of  Toys  USA Merchandising  and
Marketing.  Most  recently,  Keith  served  as  President  of Toys"R"Us  Canada.
Under his helm, our Canadian business has experienced back-to-back years of double digit comparable store sales increases powered by innovative marketing and in-store promotional programs - all in the midst of a highly competitive retail climate. We think Keith's track record and skill set make him uniquely qualified to rethink and expand our marketing and merchandising offerings with a heavy emphasis on in-store presentation.

To better capitalize on pan-European initiatives by having top level senior management "on the ground" in Europe, David Rurka was named Chairman of our newly-formed European Management Board. David joined the Company in 1984 and started our UK Operations. As a result of his efforts over the last 13 years, our UK Operations have consistently achieved the highest levels of performance. With David coordinating key initiatives with our Managing Directors throughout Europe, we expect to see some dramatic benefits in the near future.

And finally, we named Bruno Roqueplo Senior Vice President, Finance and Administration for Toys"R"Us International. Bruno brings with him an established career in international business affairs. Most recently, he served as Chairman and Managing Director of Campbell Distillers, a subsidiary of Group Pernod Ricard, a leading wine and beverage company in Europe. Bruno had a distinguished career at Campbell, where he served in numerous positions including Managing Director of divisions in the UK, France and Australia.


Looking To The Future

I think it is fair to say that no CEO has ever started out with a better team. From the strength of our associates around the world to the caliber of our senior management, we have a superb infrastructure to both establish the vision and develop and implement the plan for growing our business and building value for you.

In reflecting on this past year and in looking ahead, I feel inextricably linked with Toys"R"Us in several ways. Both of us celebrate 50 years this year (although Geoffrey is aging far more gracefully!), and as we stand on the brink of a new millennium, we are presented with the unparalleled opportunity to seize new challenges and broaden our vision for the future. All of us affiliated with Toys"R"Us are recipients of a great legacy started by Charles Lazarus half a century ago.

Those of us who follow Charles do so with a keen awareness of the dedication, creativity and drive that it took to earn his reputation. We also recognize that this is an exciting time for our company; a time to move ahead in further defining who we are and what we mean to our customers. It is true that no one knows what the future holds. But with a clear vision and strategic initiatives well in place, I do know that we hold the keys to the future. 1998 will be the beginning of re-energizing and revitalizing Toys"R"Us - creating a company truly dedicated to reasserting itself and its position as the Worldwide Authority on Kids, Families and Fun!

Sincerely,

/s/ Robert C. Nakasone
Robert C. Nakasone
Chief Executive Officer
March 24, 1998

                        STOCKHOLDERS' EQUITY (billions)
                          10 year growth of $3 billion
                           (GRAPHIC MATERIAL OMITTED)
                                 1988      1.4
                                 1989      1.7
                                 1990      2.0
                                 1991      2.4
                                 1992      2.9
                                 1993      3.1
                                 1994      3.4
                                 1995      3.4
                                 1996      4.2
                                 1997      4.4

(Photo of Michael Goldstein, Chairman of the Board)

MESSAGE FROM THE CHAIRMAN

The past 15 years I've spent as part of the Toys"R"Us family have undoubtedly been the most rewarding of my business career. I've been fortunate to have been a part of so many significant milestones for the Company - from the rollout of our toy stores across the USA tot he start-up of our Kids"R"Us and international businesses, to the birth of Babies"R"Us and the acquisition of Baby Superstore. I'm proud to say that in every instance our Company has consistently set high standards of performance and has successfully risen to the challenge. I am also confident that our management team will continue in the strong tradition while looking toward an exciting future. As you know, last year I made the decision to relinquish my day to day involvement as your CEO in 1998 to devote more time and energy to my family and charity work. I will, however, remain actively in the Company as Chairman of the Board, and - for the record - I'll always be a Toys"R"Us Kid.

MICHAEL GOLDSTEIN
Chairman of the Board

/s/ Michael Goldstein

(Photograph of Charles Lazarus in 1948)

A TIME TO CELEBRATE!

In 1948, Charles Lazarus began a business totally dedicated to kids and their needs - just in time for the post-war baby boom. He had no idea that his first baby furniture store would evolve and mushroom into an eleven billion dollar worldwide chain of toy stores. He did believe that if he was innovative and imaginative, he could make his concept work. He was right.

The continuing strength of his vision, coupled with the dedication and hard work of every individual in the Toys"R"Us organization, has carried the company to its present day success. In 1998, we celebrate and take pride in our shared history - five decades full of challenge, change and creativity.

LOOKING BACK

"I came out of service after the war and everyone I talked to said they were going to go home, get married, have children and live in the suburbs...live the American Dream...I had saved a few dollars in the service, so I decided that I would open a store where my father had a bicycle repair shop. I opened a baby store and sold cribs, carriages, strollers, high chairs...everything for the baby. It was a one-man business and that was nice."

Charles Lazarus begins his story with a smile, sitting in his office at the Corporate Headquarters of the world's biggest toy store, Toys"R"Us.

His narrative, peppered with memorable experiences, recollections of business challenges and creative decision-making, contains all the elements of a real success story.

Against the backdrop of a country restoring its spirit after the Second World War, 25-year-old Charles set up his business. As he learned the ins and outs of running his first store, he realized that one of the most valuable skills he could acquire was to listen. He listened to his customers, and provided what they needed.

"I need a toy for my baby..." was something he heard over and over again. So he began to stock and sell baby toys...and then toys for older kids, responding each time to what the customers asked for.

"Listening to the customer is probably the best thing in the world. Almost all that we have here and how we expanded the business came from the customer saying 'I need...' or 'I want...' or 'Don't you have...'?" Charles affirms.

As if timed by some fortunate coincidence, toy manufacturers in the United States were also growing and becoming more innovative and aggressive, taking a stronger stand in a market previously dominated by European toy companies. Charles could not have picked a better time to set some new ideas in motion.

"The idea of selling toys in a bigger environment? What I did was I copied the supermarket. I said, 'If they can go into a supermarket and pick products right off the shelf, they can go into my store and pick toys right off the shelf'."

"So, in the original store people used to come and bring their own boxes or bring their own bags and it was cash and carry. And we sold things very cheaply. That's how the business got going."

Introducing a "supermarket environment" for his shoppers and offering a bigger selection of merchandise at lower prices also enabled Charles to extend the toy shopping season - from Christmas to all year-round!

MOVING FORWARD

"We were probably  the  first  ones  selling  toys  and  juvenile  product  at a discount. Here we were, located in the middle of Washington, DC - and customers had to go find parking, which was really hard to do! But one customer told another, and all the word-of-mouth really worked for us."

By the late 1950's, Charles had two stores in the Washington, DC area that had become popular with parents. Shopping at his Baby Furniture and Toy Supermarket stores meant finding almost every style of stroller or crib... in stock and at a good price. Toys were still the top ticket, though. In 1957, making another bold business move, Charles opened a toy store with a peculiar but catchy little name: Toys"R"Us, the store with the backwards "R".

Once again, his timing could not have been better as the growing popularity of television gave rise to the phenomenon of "hot toys". Every child wanted them, and parents knew just where to go: Toys"R"Us!

By 1966, Charles had four stores that sold about $12 million worth of toys each year. To raise the capital he needed to expand, he sold these four stores to Interstate Stores, a large retail conglomerate. After the sale, Interstate gave Charles Lazarus the responsibility of running the stores and the toy division of their business.

Toys"R"Us continued to grow under his leadership. Interstate Stores, however, faced major difficulties with the rest of its business - despite the profitability of the toy stores - eventually filing for bankruptcy in the mid-1970's. Charles persuaded the court to allow him to run Interstate during this critical period. With a combination of persistence, determination, careful business decisions, excellent business relationships, and investments in talent and technology he began to restructure the company. Charles sold or liquidated the unprofitable operations and retained his toy stores. After only four years, Interstate emerged from bankruptcy and was renamed Toys"R"Us.


LEADING THE WAY

Moving into the 80's fueled by energy, enthusiasm and optimism, Toys"R"Us opened even more stores in the U.S. and began expanding internationally. Hot toys, now powered by television and blockbuster movies, brought kids and parents through the doors. The company was constantly challenged by competitors, but continued to utilize winning strategies.

"I think we have the edge over competition in our knowledge of product. There's a long history in the company of understanding and analyzing merchandise... much more intensely than anyone else," Charles says with confidence.

Venturing out and thinking big, the company opened the first Kids"R"Us store in July, 1983 to offer the same selection and value to our customers, this time in kids' fashion. Toys"R"Us International opened its first stores in 1984, in Singapore and Canada, marking the Company's expansion to a bigger world of children and opportunity.

Toys"R"Us was a name every parent and grown-up knew, a store every child loved, a place where kids could be kids in the best possible way.

The backwards "R" logo was recognized everywhere, and Toys"R"Us moved into the position of an industry leader.

At that time, Charles realized that this leadership position came with a certain responsibility as well.

Toys"R"Us wanted to give back to its employees, customers and to the communities where its stores operated. The Company became a leader in offering equal opportunity employment and diversity in the work force. In addition, the Toys"R"Us Children's Benefit Fund was established to provide support for programs and health initiatives that benefit children. The Children's Benefit Fund has contributed more than $15 million to hospitals and children's charities.

Toys"R"Us is also a leader in recognizing the needs of differently-abled children. The Company, in partnership with the National Lekotek Center, produces the Toy Guide for Differently-Abled Kids, featuring toys that have been tested and evaluated based on 10 developmental categories. The Guide is designed to assist parents, families and friends in making informed decisions about toy selection for children with special needs.


FACING THE FUTURE

Toys"R"Us continues to focus on what today's experienced, value-conscious consumer wants - with bright, redesigned stores, improved customer service, and baby and gift registries. The Company is also exploring ways to reach consumers through a number of new avenues, including the Internet. The traditional offerings of a huge merchandise selection and value pricing are as strong today as they were 50 years ago.

With over 1,450 stores in 27 countries, Toys"R"Us continues to mark milestone after milestone. In 1996, with the merger of Babies"R"Us and Baby Superstore, we expanded our business to encompass all babies' needs. In a unique move, the Company has come full circle to Charles Lazarus' original store concept!

What has remained constant throughout the past five decades is the company's business focus: kids. Kids of all ages. What's good for them is good for us.

We have many reasons to celebrate this anniversary of Toys"R"Us - 50 years of incredible growth, 50 years of bringing great value to customers and, of course, 50 years of making kids' eyes grow wide with wonder... 50 years of FUN!

Speaking with the same excitement and pride today, Charles says:

"I think our business is fascinating. So much is new in toys every year! That's exciting because you're challenged all the time."

"I still do get a buzz when I visit the stores. I walk around and I see customers who are happy walking in the store. I think we are in the best business in the whole world."

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS*

In 1997, the Company posted its 19th consecutive year of record sales, reporting sales of $11 billion. Sales increased by 11.1% in 1997, 5.4% in 1996 and 7.8% in 1995. The sales growth is primarily attributable to the increase in comparable U.S.A. toy store sales of 6% in 1997, the acquisition of Baby Superstore and the Company's continued store expansion. The Company opened 84 new U.S.A. toy stores, 149 international toy stores, including franchise and joint venture stores, 19 children's clothing stores, 25 baby specialty stores, 2 superstores, and acquired 76 baby specialty stores during the three year period. Comparable U.S.A. toy store sales increased 2% in 1996 and decreased 2% in 1995.

Cost of sales as a percentage of sales increased to 69.8% in 1997 from 69.4% in 1996 as a result of higher costs related to the Company's promotional holiday selling program, higher than historical inventory shrinkage and the continued strengthening of the Company's lower margin video business. Cost of sales as a percentage of sales decreased in 1996 from 69.9% in 1995 primarily due to improved markup on basic toy products, partially offset by the strengthening of the lower margin video hardware business.

Selling, advertising, general and administrative expenses as a percentage of sales were 20.2% in 1997, 20.3% in 1996 and 20.1% in 1995. The slight decrease in 1997 from 1996 was primarily due to expense control and sales leveraging, partially offset by additional distribution and handling costs related to higher than planned inventory levels. The increase in 1996 was primarily due to heavier advertising and promotional efforts, as well as the Company's increased emphasis on customer service.

Depreciation, amortization and asset write-offs as a percentage of sales were 2.3% in 1997, 2.1% in 1996 and 2.0% in 1995. The increase in 1997 was due primarily to $19 million in asset write-offs for the 56 stores converted to the "Concept 2000" store design as well as $9 million of goodwill amortization related to the acquisition of Baby Superstore.

The Company's 1996 results were impacted by a charge of $60 million ($38 million, net of tax benefits or $.14 cents per share) relating to an arbitration award rendered against the Company involving a dispute over a 1982 franchise agreement to operate stores in the Middle East.

The Company's 1995 results were impacted by charges of $397 million ($269 million, net of tax benefits or $.98 cents per share) to restructure its worldwide operations and to adopt SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. Elements of the restructuring plan are described below and in the notes to the consolidated financial statements and consisted of certain asset write-offs and established reserves for certain contractual obligations, primarily in the United States and Europe.

The Company has substantially completed its restructuring program action plan, including the strategic inventory repositioning initiative, the closing of 3
Toys"R"Us and 7 Kids "R"Us stores in the United States, the consolidation of 3 distribution centers and various administrative facilities in the United States and Europe and the franchising of 9 toy stores in the Netherlands.

At January 31, 1998, the Company had approximately $62 million of liabilities remaining for its restructuring program primarily relating to long-term lease obligations and other commitments. The Company believes these reserves are adequate to complete the restructuring program.

Interest expense decreased by 13.3% in 1997 as compared to 1996, primarily due to lower average short-term borrowings and to a $325 million medium-term financing late in the third quarter of 1996, which replaced borrowings carrying higher interest rates. Interest expense decreased in 1996 as compared to 1995 due to the Company's improved cash flow as a result of increased earnings, the benefits from its worldwide restructuring program and the $325 million medium-term financing referred to above.

The Company's effective tax rate was 36.5% in 1997 and 1996, and 44.2% in 1995. The higher effective tax rate in 1995 was primarily due to the restructuring of its worldwide operations.

International sales were unfavorably impacted by the translation of local currency results into U.S. dollars by approximately $250 million and $150 million in 1997 and 1996, respectively. In 1995 International sales were favorably impacted by approximately $140 million. Neither the translation of local currency results into U.S. dollars nor inflation had a material effect on the Company's operating results for the last three years.


LIQUIDITY AND CAPITAL RESOURCES

The Company's impressive financial position is evidenced by its working capital and cash flows provided by operating activities. Working capital at January
31,  1998,  and   February  1, 1997,  were  $579  million   and   $619  million,
respectively.



*References to 1997, 1996, and 1995 are for the 52 weeks ended January 31, 1998 and February 1, 1997 and for the 53 weeks ended February 3, 1996.

The Company's newest division, Babies"R"Us opened its first 6 stores in 1996. The Company accelerated the growth of this division with the acquisition of Baby Superstore, Inc. on February 3, 1997 for 13 million treasury shares of the Company's common stock valued at approximately $376 million. This acquisition was accounted for as a purchase as of February 1, 1997, and the excess of purchase price over net assets acquired in the amount of $365 million has been recorded as goodwill and is being amortized over 40 years. Baby Superstore, with 76 stores primarily in the southeast and midwest United States, was a leading retailer of baby and young children's products. The Company has converted substantially all of the existing Baby Superstore stores to the Babies"R"Us operating format.

The Company's cash and cash equivalents have decreased to $214 million at January 31, 1998 from $761 million at February 1, 1997. This decrease is primarily attributable to the following factors: lower levels of short-term and long-term debt, repurchase of shares under the share repurchase program, capital expenditures, and higher than planned inventory levels.

In 1998, the Company plans to open approximately 5 toy stores in the United States and approximately 35 international toy stores, including 15 franchise stores. Our newest division, Babies"R"Us, will open approximately 15 to 20 stores in the United States. The Company opened 64 toy stores in 1997, 89 in 1996 and 80 in 1995. In addition to the stores closed in 1996 that were part of the Company's worldwide restructuring program, the Company closed 2 toy stores from 1995 through 1997 which did not meet expectations. These closures did not have a significant impact on the Company's financial position.

For 1998, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at $450 million.

In January 1998, the Company announced an additional authorization of $1 billion to repurchase shares of the Company's outstanding common stock over the next several years. As of January 31, 1998, the Company had repurchased 29.5 million shares of its common stock for $947 million under its prior $1 billion share repurchase program announced in January of 1994.

The seasonal nature of the business (approximately 45% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The Company has a $1 billion multi-currency unsecured committed revolving credit facility expiring in December 2002, from a syndicate of financial institutions. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the revolving credit facility, issuance of short-term commercial paper and/or other bank borrowings for foreign subsidiaries.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to market risk from change in interest rates and foreign exchange rates. The Company regularly evaluates these risks and has taken the following measures to mitigate these risks: the countries in which the Company owns assets and operates stores are politically stable; the Company's foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; the Company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies; the Company also enters into foreign exchange contracts or purchases options to eliminate specific transaction risk. The market risk related to these derivative contracts is offset by the changes in value of the underlying items being hedged. Substantially all of the Company's long-term debt is at fixed interest rates and therefore, the fair value is affected by changes in market interest rates. The Company believes the amount of risk and the use of derivative financial instruments described above are not material to the Company's financial condition or results of operations.


IMPACT OF YEAR 2000

The Company is modifying significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. In addition, the Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company's operations are vulnerable to the failure of those third parties to remediate their own Year 2000 issues. The Company is utilizing both internal and external resources to renovate and test its software and anticipates substantially completing the project by the end of 1998. The total cost for the Year 2000 project is not material to any one year and is being expensed as incurred.

The costs of the project and the time frame in which the Company believes it will complete the Year 2000 modifications are based on management's best estimates; however, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include continued availability of resources, the ability of third parties to complete their modification plans, and similar uncertainties.

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES

                                                                                           Year Ended
                                                            -----------------------------------------
                                                           January 31,    February 1,     February 3,
(In millions except per share data)                               1998           1997            1996
-----------------------------------------------------------------------------------------------------
Net Sales                                                      $11,038       $  9,932        $  9,427
Cost of sales                                                    7,710          6,892           6,592
-----------------------------------------------------------------------------------------------------
     Gross Profit                                                3,328          3,040           2,835
-----------------------------------------------------------------------------------------------------
Selling, advertising, general and administrative expenses        2,231          2,020           1,894
Depreciation, amortization and asset write-offs                    253            206             192
Other charges                                                        -             60             397
-----------------------------------------------------------------------------------------------------
     Total Operating Expenses                                    2,484          2,286           2,483
-----------------------------------------------------------------------------------------------------
     Operating Income                                              844            754             352

Interest expense                                                    85             98             103
Interest and other income                                          (13)           (17)            (17)
-----------------------------------------------------------------------------------------------------
     Interest Expense, Net                                          72             81              86
-----------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                       772            673             266
Income Taxes                                                       282            246             118
-----------------------------------------------------------------------------------------------------
Net Earnings                                                   $   490       $    427        $    148
-----------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                       $  1.72       $   1.56        $   0.54
-----------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                     $  1.70       $   1.54        $   0.53
-----------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES


                                                            January 31,     February 1,
(In millions)                                                     1998            1997
--------------------------------------------------------------------------------------
ASSETS

Current Assets:

Cash and cash equivalents                                    $      214     $      761
Accounts and other receivables                                      175            142
Merchandise inventories                                           2,464          2,215
Prepaid expenses and other current assets                            51             42
--------------------------------------------------------------------------------------
 Total Current Assets                                             2,904          3,160

Property and Equipment:

Real estate, net                                                  2,435          2,411
Other, net                                                        1,777          1,636
--------------------------------------------------------------------------------------
 Total Property and Equipment                                     4,212          4,047

Goodwill, net                                                       356            365
Other Assets                                                        491            451
--------------------------------------------------------------------------------------
                                                             $    7,963     $    8,023
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Short-term borrowings                                        $      134     $      304
Accounts payable                                                  1,280          1,346
Accrued expenses and other current liabilities                      680            720
Income taxes payable                                                231            171
--------------------------------------------------------------------------------------
 Total Current Liabilities                                        2,325          2,541

Long-Term Debt                                                      851            909
Deferred Income Taxes                                               219            222
Other Liabilities                                                   140            160

Stockholders' Equity:

Common stock                                                         30             30
Additional paid-in capital                                          467            489
Retained earnings                                                 4,610          4,120
Foreign currency translation adjustments                           (122)           (60)
Treasury shares, at cost                                           (557)          (388)
--------------------------------------------------------------------------------------
 Total Stockholders' Equity                                       4,428          4,191
--------------------------------------------------------------------------------------
                                                             $    7,963     $    8,023
--------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES

                                                                                          Year Ended
                                                            -----------------------------------------
                                                           January 31,     February 1,   February 3,
(In millions)                                                     1998            1997          1996
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                     $ 490           $ 427         $ 148
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation, amortization and asset write-offs                  253             206           192
  Deferred  income  taxes                                           18              23           (67)
  Other charges                                                      -               -           397
  Changes in  operating  assets and liabilities:
     Accounts and other receivables                                (40)            (14)          (11)
     Merchandise inventories                                      (265)           (195)         (193)
     Prepaid expenses and other operating assets                    (9)            (10)          (16)
     Accounts payable, accrued expenses and other liabilities       22             262          (151)
     Income taxes payable                                           40              44           (49)
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          509             743           250
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net                                         (494)           (415)         (468)
Other assets                                                       (22)            (36)          (67)
Cash received with the acquisition of Baby Superstore                -              67             -
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (516)           (384)         (535)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                        (142)            (10)          210
Long-term borrowings                                                11             326            82
Long-term debt repayments                                         (176)           (133)           (9)
Exercise of stock options                                           62              28            16
Share repurchase program                                          (253)              -          (200)
-----------------------------------------------------------------------------------------------------
Net cash (used in) / provided by financing activities             (498)            211            99
-----------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents       (42)            (12)           19

CASH AND CASH EQUIVALENTS
(Decrease)/increase during year                                   (547)            558          (167)
Beginning of year                                                  761             203           370
-----------------------------------------------------------------------------------------------------
End of year                                                      $ 214           $ 761         $ 203
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income Tax Payments                                              $ 192           $ 177         $ 235
Interest Payments                                                $  83           $ 109         $ 118
-----------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
TOYS"R"US, INC. AND SUBSIDIARIES

                                                                   Common Stock
                                                          ----------------------------------                                 Foreign
                                                              Issued           In Treasury     Additional                   currency
                                                          ----------------------------------      paid-in     Retained   translation
(In millions)                                             Shares   Amount    Shares   Amount      capital     earnings   adjustments
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 1995                                  298.0     $ 30     (18.2) $ (642)        $ 521      $ 3,545        $ (25)

Net earnings for the year                                      -        -         -       -             -          148             -
Share repurchase program                                       -        -      (7.6)   (200)            -            -             -
Exercise of stock options, net                                 -        -       0.9      34           (16)           -             -
Corporate inversion                                          2.4        -      (2.4)    (38)           38            -             -
Foreign currency translation adjustments                       -        -         -       -             -            -           38
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996                                  300.4       30     (27.3)   (846)          543        3,693           13
------------------------------------------------------------------------------------------------------------------------------------

Net earnings for the year                                      -        -         -       -             -          427             -
Acquisition of Baby Superstore, Inc.                           -        -      13.0     400           (24)           -             -
Exercise of stock options, net                                 -        -       1.7      58           (30)           -             -
Foreign currency translation adjustments                       -        -         -       -             -            -          (73)
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                                  300.4       30     (12.6)   (388)          489        4,120          (60)
------------------------------------------------------------------------------------------------------------------------------------

Net earnings for the year                                      -        -         -       -             -          490             -
Share  repurchase  program                                     -        -      (8.2)   (253)            -            -             -
Exercise of stock options, net                                 -        -       2.8      84           (22)           -             -
Foreign currency translation adjustments                       -        -         -       -             -            -          (62)
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                                  300.4     $ 30     (18.0) $ (557)        $ 467      $ 4,610       $ (122)
------------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Amounts in millions except per share data)
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES


Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. Reference to 1997, 1996 and 1995 are for the 52 weeks ended January 31, 1998 and February 1, 1997, and for the 53 weeks ended February 3, 1996, respectively.


Principles of Consolidation

The  consolidated  financial  statements include the accounts of the Company and its subsidiaries. The 1996 consolidated balance sheet and statement of cash flows also reflect the acquisition of Baby Superstore, Inc. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity.


Cash and Cash Equivalents

The Company considers its highly liquid investments purchased as part of daily cash management activities to be cash equivalents.


Merchandise Inventories

Merchandise inventories for the U.S.A. toy store operations, which represent over 60% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at January 31, 1998 or February 1, 1997. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.


Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter.

The Company recognizes impairment losses relating to long-lived assets based on several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows.


Preopening Costs

Preopening costs, which consist primarily of advertising, occupancy and payroll expenses, are amortized over expected sales to the end of the fiscal year in which the store opens.


Financial  Instruments

The  carrying  amounts  reported   in  the  balance  sheets  for cash  and  cash
equivalents and short-term borrowings approximate their fair market values.


Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either January 31, 1998 or February 1, 1997. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The Company had $439 and $205 of short term outstanding forward contracts at January 31, 1998 and February 1, 1997, maturing in 1998 and 1997, respectively. These contracts are entered into with counterparties that have high credit ratings and with which the Company has the contractual right to net forward currency settlements. In addition, the Company had a $325 currency swap obligation outstanding at January 31, 1998 related to its (pound)200 note payable due 2001.


Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 - Reporting Comprehensive Income, which requires the separate reporting of all changes to stockholders' equity, and SFAS No. 131 - Disclosures About Segments of an Enterprise and Related Information, which revises existing guidelines about the level of financial disclosure of a Company's operations. Both statements are effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company has determined that the new standards will not have any impact on the Company's financial statements.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

                                                  Useful Life    January 31,   February 1,
                                                  (in years)            1998          1997
------------------------------------------------------------------------------------------
Land                                                                $    817      $    821
Buildings                                               45-50          1,849         1,834
Furniture and equipment                                  5-20          1,711         1,522
Leaseholds and
  leasehold improvements                            12 1\2-35          1,158         1,060
Construction in progress                                                  46            37
Leased property
  under capital leases                                                    29            31
------------------------------------------------------------------------------------------
                                                                       5,610         5,305
Less accumulated depreciation
  and amortization                                                     1,398         1,258
------------------------------------------------------------------------------------------
                                                                     $ 4,212       $ 4,047
------------------------------------------------------------------------------------------


SEASONAL FINANCING
AND LONG-TERM DEBT

                                                                 January 31,   February 1,
                                                                        1998          1997
------------------------------------------------------------------------------------------
5.78% (pound)200 note payable,
  due 2001(a)                                                         $  325        $  325
8 3\4% debentures, due 2021,
  net of expenses                                                        198           198
Japanese yen loans with interest payable
at annual rates from 2.80% to 6.47%,
  due in varying amounts through 2012                                    123           150
8 1\4% sinking fund debentures,
  due 2017, net of discounts                                              89            89
Industrial revenue bonds,
  net of expenses (b)                                                     60            70
7% British pound sterling loan payable,
  due quarterly through 2001(c)                                           49            67
Mortgage notes payable at annual
  interest rates from 10.13% to 11.00% (d)                                14            13
Obligations under capital leases                                          14            17
4 7\8 % notes payable (e)                                                  -           115
------------------------------------------------------------------------------------------
                                                                         872         1,044
Less current portion (f)                                                  21           135
------------------------------------------------------------------------------------------
                                                                      $  851        $  909
------------------------------------------------------------------------------------------


(a) Supported by a (pound)200 bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 93 basis points.

(b) Bank letters of credit of $41, expiring in 1999, support certain of these industrial revenue bonds. The Company expects that the bank letters of credit will be renewed. The bonds have fixed or variable interest rates with an average rate of 3.5% at January 31, 1998.

(c) Collateralized by property with a carrying value of $161 at January 31, 1998.

(d) Collateralized by property and equipment with an aggregate carrying value of $18 at January 31, 1998.

(e) Obligation of Baby Superstore. Convertible into shares of the Company's common stock at the conversion price of $66.34. These notes were redeemed on April 16, 1997.

(f) Included  in  accrued  expenses  and  other  current   liabilities   on  the
consolidated  balance sheets.


The fair market value of the Company's long-term debt at January 31, 1998 was approximately $1,004. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

The Company has a $1 billion unsecured committed revolving credit facility expiring in December 2002. This multi-currency facility permits the Company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet worldwide cash requirements.

Additionally, the Company also has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at January 31, 1998 and February 1, 1997 was 5.0% and 3.1%, respectively.

The annual maturities of long-term debt at January 31, 1998 are as follows:


---------------------------------
1998                      $    21
1999                           24
2000                           21
2001                          332
2002                            6
2003 and subsequent           468
---------------------------------
                          $   872
---------------------------------



LEASES

The Company leases a portion of the real estate used in its operations. Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of January 31, 1998 are as follows:


                            Gross                   Net
                          minimum   Sublease    minimum
                          rentals     income    rentals
-------------------------------------------------------
1998                      $   338      $  17    $   321
1999                          334         16        318
2000                          330         14        316
2001                          327         13        314
2002                          321         10        311
2003 and subsequent         3,098         57      3,041
-------------------------------------------------------
                          $ 4,748      $ 127    $ 4,621
-------------------------------------------------------


Total rent expense, net of sublease income was $309, $282 and $273 in 1997, 1996 and 1995, respectively.

STOCKHOLDERS' EQUITY

The common shares of the Company, par value $.10 per share, were as follows:

                                    January 31,   February 1,
                                           1998          1997
-------------------------------------------------------------
Authorized shares                         650.0         650.0
-------------------------------------------------------------
Issued shares                             300.4         300.4
-------------------------------------------------------------
Treasury shares                            18.0          12.6
-------------------------------------------------------------
Issued and outstanding shares             282.4         287.8
-------------------------------------------------------------


Effective January 1, 1996, the Company formed a new parent company (the "Surviving Company") thus making the former parent company (the "Predecessor Company"), a wholly-owned subsidiary of the Surviving Company. As a result of this corporate inversion, each share of common stock of the Predecessor Company was converted into one share of common stock of the Surviving Company.


EARNINGS PER SHARE
In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and no restatement was needed to conform to SFAS No. 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share:


                                          1997           1996           1995
----------------------------------------------------------------------------
Numerator:
Net income available to
  common stockholders                   $  490         $  427         $  148

Denominator for basic earnings
  per share - weighted average
  shares                                 285.3          274.0          275.0

Effect of diluted securities:
  Stock options, etc.                      3.1            3.5            1.9
Denominator for diluted
  earnings per share - adjusted
  weighted average shares                288.4          277.5          276.9
----------------------------------------------------------------------------
Basic Earnings per share                $ 1.72         $ 1.56         $ 0.54
----------------------------------------------------------------------------
Diluted Earnings per share              $ 1.70         $ 1.54         $ 0.53
----------------------------------------------------------------------------


Options to purchase approximately 6.0 shares of common stock were outstanding during 1997, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and, therefore, the effect would be antidilutive.


TAXES ON INCOME

The provisions for income taxes consist of the following:

                                          1997           1996         1995
---------------------------------------------------------------------------
Current:
  Federal                                $ 199          $ 136        $ 137
  Foreign                                   35             57           27
  State                                     30             30           21
---------------------------------------------------------------------------
                                           264            223          185
---------------------------------------------------------------------------
Deferred:
  Federal                                   32             58          (22)
  Foreign                                  (17)           (39)         (42)
  State                                      3              4           (3)
---------------------------------------------------------------------------
                                            18             23          (67)
---------------------------------------------------------------------------
Total tax provision                      $ 282          $ 246        $ 118
---------------------------------------------------------------------------


The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                          1997           1996         1995
--------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards       $ 214          $ 155        $ 109
  Restructuring                             20             53          122
  Other                                     42             32           21
---------------------------------------------------------------------------
  Gross deferred tax assets                276            240          252
  Valuation allowance                      (43)           (37)         (29)
---------------------------------------------------------------------------
                                         $ 233          $ 203        $ 223
---------------------------------------------------------------------------

Deferred tax liabilities:
  Property, plant and equipment            277            249          245
  LIFO inventory                            88             64           64
  Other tax                                  -              4            5
---------------------------------------------------------------------------
Gross deferred tax liabilities           $ 365          $ 317        $ 314
---------------------------------------------------------------------------
Net deferred tax liability               $ 132          $ 114        $  91
---------------------------------------------------------------------------


A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                          1997           1996         1995
---------------------------------------------------------------------------
Statutory tax rate                        35.0%          35.0%        35.0%
State income taxes, net of
  federal income tax benefit               3.2            3.7          3.4
Foreign                                   (2.3)          (2.3)        (1.3)
Amortization of goodwill                   0.4              -            -
Restructuring and other charges              -              -          7.2
Other, net                                 0.2            0.1         (0.1)
---------------------------------------------------------------------------
Effective tax rate                        36.5%          36.5%        44.2%
---------------------------------------------------------------------------


Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts, that if remitted would result in little or no tax under current U.S. tax laws, unremitted earnings were approximately $455 at January 31, 1998. Net income taxes of approximately $139 would be due if these earnings were to be remitted.

STOCK OPTIONS

The Company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the Company's common stock to substantially all employees and non-employee directors of the Company. Included in the Plans is the adoption of an additional 15.0 and 0.3 shares, in 1997, for the issuance to Company employees (other than officers) and non-employee directors, respectively. The Plans provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares, restricted units and unrestricted shares. Of the total number of shares reserved for the Plans, 3.0 shares of Company stock have been reserved for the issuance of restricted shares, restricted units, performance units, and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately five years from the date of grant. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned plans, 2.2 stock options were granted to certain senior executives during the period from 1989 to 1996 pursuant to stockholder approved individual plans. Of this total, 1.6 options vest 20% each year on a cumulative basis commencing one year from the date of grant with the balance of the options vesting five years from the date of grant.

The exercise price per share of all options granted has been the average of the high and low market price of the Company's common stock on the date of grant. Most options must be exercised within ten years from the date of grant.

At January 31, 1998, an aggregate of 47.7 shares of authorized common stock were reserved for all of the Plans noted above, of which 23.7 were available for future grants. All outstanding options expire at dates ranging from May 2, 1998 to February 2, 2008.

Stock option transactions are summarized as follows:

                                                  Weighted-Average
                                         Shares     Exercise Price
------------------------------------------------------------------
Outstanding February 1, 1997               23.2            $ 25.82
Granted                                     6.8              34.74
Exercised                                  (3.3)             22.11
Canceled                                   (2.6)             28.82
------------------------------------------------------------------
Outstanding January 31, 1998               24.1            $ 29.12
------------------------------------------------------------------
Options exercisable
  at January 31, 1998                       8.4            $ 26.38
------------------------------------------------------------------


The Company utilizes a restoration feature to encourage the early exercise of options and retention of shares, thereby promoting increased employee ownership. This feature provides for the grant of new options when previously owned shares of Company stock are used to exercise existing options. Restoration option grants are non-dilutive as they do not increase the combined number of shares of Company stock and options held by an employee prior to exercise. The new options are granted at a price equal to the fair market value on the date of the new grant, and generally expire on the same date as the original options that were exercised.

The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


                                          1997           1996         1995
--------------------------------------------------------------------------
Net income-as reported                   $ 490          $ 427         $148
Net income-pro forma                       470            411          140

Basic earnings per share-as reported      1.72           1.56         0.54
Basic earnings per share-pro forma        1.65           1.50         0.51

Diluted earnings per share-as reported    1.70           1.54         0.53
Diluted earnings per share-pro forma      1.63           1.48         0.50
--------------------------------------------------------------------------


The weighted-average fair value at date of grant for options granted in 1997, 1996 and 1995 were $33.92, $31.49, and $24.58, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 1995 through 1997, a range of assumptions are provided below:

                                          1997           1996         1995
------------------------------------------------------------------------------
Expected stock price volatility        .294 - .334    .284 - .328  .241 - .308
Risk-free interest rate                5.0% - 6.9%    5.0% - 6.8%  5.6% - 7.1%
Weighted average
    expected  life of options          6 years        6 years       6 years
------------------------------------------------------------------------------


The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.


PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $39, $31 and $32 have been charged to earnings in 1997, 1996, and 1995, respectively.

FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below. Corporate assets include all cash and cash equivalents and other related assets.

                                                                Year ended
---------------------------------------------------------------------------
                                   January 31,    February 1,  February 3,
                                          1998           1997         1996
---------------------------------------------------------------------------
Sales
  Domestic                            $  8,171        $ 7,151     $  6,792
  Foreign                                2,867          2,781        2,635
---------------------------------------------------------------------------
Total                                 $ 11,038        $ 9,932     $  9,427
---------------------------------------------------------------------------
Operating Profit
  Domestic                            $    688        $   692     $    433(b)
  Foreign                                  168            131          (74)(c)
General corporate
  expenses                                 (12)           (69)(a)       (7)
Interest expense, net                      (72)           (81)         (86)
---------------------------------------------------------------------------
Earnings before taxes
  on income                           $    772        $   673     $    266
---------------------------------------------------------------------------
Identifiable Assets
  Domestic                            $  5,432        $ 4,878     $  4,013
  Foreign                                2,282          2,345        2,483
  Corporate                                249            800          242
---------------------------------------------------------------------------
Total                                 $  7,963        $ 8,023     $  6,738
---------------------------------------------------------------------------


(a) After an arbitration award charge of $60.
(b) After restructuring and other charges of $209.
(c) After restructuring and other charges of $188.


ACQUISITION

On February 3, 1997, the Company acquired all of the outstanding common shares of Baby Superstore, Inc. ("Baby Superstore") for 13 million shares of its treasury stock valued at approximately $376. This acquisition was accounted for as a purchase as at February 1, 1997. The excess of purchase price over net assets acquired of $365 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.


OTHER CHARGES

On July 12, 1996, an arbitrator rendered an award against the Company in connection with a dispute involving rights under a 1982 license agreement for toy store operations in the Middle East. Accordingly, the Company recorded a provision of $60 during 1996, ($38 after tax or $.14 cents per share), representing all costs in connection with this matter.

On February 1, 1996, the Company recorded charges of $397 ($269after tax or $.98 cents per share) to restructure its worldwide operations (the "restructuring") and to adopt SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. The restructuring charge included $184 related to strategic inventory repositioning, $84 related to the closing or franchising of 25 stores, $72 for the consolidation of three distribution centers and seven administrative facilities and $33 of other costs. Total restructuring and other charges were comprised of $209 relating to operations in the United States and $188 for international operations. The charge to adopt SFAS No.121 was $24, primarily related to a write down of certain store assets to fair value, based on discounted cash flows. At January 31, 1998, the Company had approximately $62 of liabilities remaining for its restructuring program primarily relating to long-term lease obligations and other commitments. The Company believes these reserves are adequate to complete the restructuring program.


OTHER MATTERS

On May 22, 1996, the Staff of the Federal Trade Commission (the "FTC") filed an administrative complaint against the Company alleging that the Company is in violation of Section 5 of the Federal Trade Commission Act for its practices relating to warehouse clubs. The complaint alleges that the Company reached understandings with various suppliers that such suppliers not sell to the clubs the same items that they sell to the Company. The complaint also alleges that the Company "facilitated understandings" among the manufacturers that such manufacturers not sell to clubs. The complaint seeks an order that the Company cease and desist from this practice. The matter was tried before an administrative law judge in the period from March through May of 1997. On September 30, 1997, the administrative law judge filed an Initial Decision upholding the FTC's complaint against the Company.

The Company has appealed the Initial Decision to the Commissioners of the FTC. That appeal was argued on February 19, 1998. The Company will be entitled to have the United States Court of Appeals review any adverse decision by the FTC.

After the filing of the FTC complaint, several class action suits were filed against the Company in State courts in Alabama and California, alleging that the Company has violated certain state competition laws as a consequence of the behavior alleged in the FTC complaint. After the Initial Decision was handed down, more than thirty purported class actions were filed in federal and state courts in various jurisdictions alleging that the Company has violated the federal antitrust laws as a consequence of the behavior alleged in the FTC complaint. In addition, the attorneys general of thirty-eight states, the District of Columbia and Puerto Rico have filed a suit against the Company in their capacity as representatives of the consumers of their states, alleging that the Company has violated federal and state antitrust laws as a consequence of the behavior alleged in the FTC complaint. These suits seek damages in unspecified amounts and other relief under state and/or federal law.

The Company believes that both its policy and its conduct in connection with the foregoing are within the law. The Company also believes that these actions will not have a material adverse effect on its financial condition, results of operations or cash flows.

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


/s/ Robert C. Nakasone         /s/Louis Lipschitz
Robert C. Nakasone             Louis Lipschitz
Chief Executive Officer        Executive Vice President
                               and Chief Financial Officer



REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at January 31, 1998 and February 1, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


                                   /s/ Ernst & Young LLP

New York, New York
March 11, 1998

DIRECTORS, OFFICERS AND GENERAL MANAGERS
--------------------------------------------------------------------------------

DIRECTORS

Charles Lazarus
Chairman Emeritus of the Company

Michael Goldstein
Chairman of the Board of the Company

Robert A. Bernhard
Real Estate Developer

RoAnn Costin
President, Reservoir Capital Management, Inc.

Calvin Hill
Consultant

Shirley Strum Kenny
President, State University of
New York at Stony Brook

Bruce W. Krysiak
President and Chief Operating Officer
of the Company*

Norman S. Matthews
Consultant

Howard W. Moore
Consultant

Robert C. Nakasone
Chief Executive Officer of the Company

Arthur B. Newman
Senior Managing Director,
Blackstone Group


OFFICERS - CORPORATE AND ADMINISTRATIVE

Robert C. Nakasone
Chief Executive Officer

Bruce W. Krysiak*
President and Chief Operating Officer

Louis Lipschitz
Executive Vice President
and Chief Financial Officer

Roger C. Gaston
Senior Vice President -
Human Resources

Michael P. Miller
Senior Vice President - Real Estate

Thomas J. Reinebach
Senior Vice President and
Chief Information Officer

Gayle C. Aertker
Vice President - Real Estate

Dan Booher
Vice President -
Architecture and Construction

Rebecca A. Caruso
Vice President -
Corporate Communications

Michael J. Corrigan
Vice President -
Compensation and Benefits

Eileen C. Gabriel
Vice President - Information Systems

Elizabeth S. Jordan
Vice President - Organizational Development

Jon W. Kimmins
Vice President - Treasurer

Joseph J. Lombardi
Vice President - Controller

Matthew J. Lombardi
Vice President - Information Technology

Dion C. Rooney
Vice President - Systems Development

Michael L. Tumolo
Vice President - Counsel

Peter W. Weiss
Vice President - Taxes

Robert S. Zarra
Vice President - Internal Audit

Andre Weiss
Secretary -
Partner-Schulte Roth & Zabel, LLP


TOYS"R"US UNITED STATES - OFFICERS

Bruce W. Krysiak*
President

Michael J. Madden
President - Store Operations

Keith C. Van Beek
President -

Merchandising and Marketing
Robert J. Weinberg
Senior Vice President -
General Merchandise Manager

Ernest V. Speranza
Senior Vice President - Advertising/Marketing

Van H. Butler
Senior Vice President -
Divisional Merchandise Manager

Joel D. Anderson
Vice President - Toys "R" Us Direct

David M. Brewi
Vice President -
Divisional Merchandise Manager

Kristopher M. Brown
Vice President - Distribution and Traffic

Richard N. Cudrin
Vice President - Human Resources
and Associate Relations

Thomas F. DeLuca
Vice President - Imports, Product Development and Safety
Assurance

Harvey J. Finkel
Vice President - Regional Operations

Philip S. Foussekis
Vice President - Loss Prevention

Andrew R. Gatto
Vice President -
Product Development

Jerel G. Hollens
Vice President -
PIPS Integration

Marianita Howard
Vice President -
Creative Services

Mitchell B. Loukota
Vice President -
Divisional Merchandise Manager

Charlene Mady
Vice President -
Area Merchandise Planning

Gerald S. Parker
Vice President -
Regional Operations

Debra M. Rood
Vice President -
Toys"R"Us Direct Fulfillment

Timothy J. Slade
Vice President - Operations Development

William A. Stephenson
Vice President -
Merchandise Planning and Allocation

John P. Sullivan
Vice President -
Divisional Merchandise Manager

Gregg Treadway
Vice President -
Store Planning

Dennis J. Williams
Vice President - Regional Operations






*Effective April 15, 1998

TOYS"R"US INTERNATIONAL - OFFICERS AND COUNTRY MANAGEMENT

Gregory R. Staley
President

Bruno A. Roqueplo
Senior Vice President -
Finance and Administration

Joan W. Donovan
Vice President -
General Merchandise Manager

Joseph Giamelli
Vice President - Information Systems

Jeff Handler
Vice President - Advertising

Larry S. Johnson
Vice President - Franchise Markets

Lawrence H. Meyer
Vice President - Business Development

Michael C. Taylor
Vice President - Logistics

David Rurka
Managing Director -
Toys"R"Us United Kingdom and Chairman of the European Management
Board

Johannes Dercks
President -
Toys"R"Us Central Europe

Jacques LeFoll
President -
Toys"R"Us France/Belgium

John Schryver
Managing Director -
Toys"R"Us Australia

Manabu Tazaki
President -
Toys"R"Us Japan

Antonio Urcelay
Managing Director -
Toys"R"Us Iberia

Keith C. Van Beek
Acting President -
Toys "R" Us Canada

Larry D. Gardner
Vice President -
Toys"R"Us Asia

Scott W.K. Chen
General Manager -
Toys"R"Us Taiwan

Joe Tang
General Manager -
Toys"R"Us Hong Kong

Michael S.M. Yeo
General Manager - Toys"R"Us Singapore


KIDS"R"US/BABIES"R"US - OFFICERS*

Richard L. Markee
President -
Kids"R"Us and Babies"R"Us

Gwen Manto
Senior Vice President -
General Merchandise Manager

James G. Parros
Senior Vice President -
Stores and Distribution Center Operations

Martin E. Fogelman
Vice President - Divisional Merchandise Manager - Babies"R"Us

Jonathan M. Friedman
Vice President - Chief Financial Officer -
Kids"R"Us and Babies"R"Us

James L. Easton
Vice President -
Divisional Merchandise Manager

William K. Farrell
Vice President - Physical Distribution

Christopher M. Scherm
Vice President -
Divisional Merchandise Manager

David E. Schoenbeck
Vice President -
Operations - Babies "R" Us

David S. Walker
Vice President - Advertising


*Kids"R"Us Officer, unless otherwise indicated.



TOYS"R"US UNITED STATES - GENERAL MANAGERS

Barbara A. Fitzgerald
Vice President -
New York/Northern New Jersey

Robert F. Price
Vice President -
Southern California/
Arizona/Nevada/Hawaii

Thomas A. Drugan
Illinois/Wisconsin/Minnesota

Cathy Filion
Michigan/N.W. Ohio

Mark H. Haag
Pacific Northwest/Alaska

Truvillus Hall
Northern California/Utah

Michael K. Heffner
Alabama/Georgia/South Carolina/Tennessee

Daniel D. Hlavaty
Central Ohio/Indiana/Kentucky

Samuel M. Martin
North Texas/Oklahoma/New Mexico

Richard A. Moyer
S.Texas/Louisiana/Mississippi

John J. Prawlocki
Florida/Puerto Rico

Edward F. Siegler
Maryland/Virginia/North Carolina

Carl P. Spaulding
New England

Kevin VanDerGriend
N.E. Ohio/W. Pennsylvania/
W. New York

QUARTERLY FINANCIAL DATA AND MARKET INFORMATION
--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

(In millions except per share data)

The  following   table  sets  forth  certain   unaudited   quarterly   financial
information.

                               First     Second     Third     Fourth
                             Quarter    Quarter   Quarter    Quarter
--------------------------------------------------------------------
1997
--------------------------------------------------------------------
Net Sales                    $ 1,924    $ 1,989   $ 2,142    $ 4,983

Cost of Sales                  1,326      1,355     1,455      3,574
Net Earnings                      29         37        46        378
Basic Earnings per Share     $  0.10    $  0.13   $  0.16    $  1.33

Diluted Earnings per Share   $  0.10    $  0.13   $  0.16    $  1.32


1996
--------------------------------------------------------------------
Net Sales                    $ 1,645    $ 1,736   $ 1,883    $ 4,668
Cost of Sales                  1,124      1,177     1,281      3,310
Other Charges                      -         55         -          5
Net Earnings (Loss)               19         (8)       33        383
Basic Earnings (Loss)
  per Share                  $  0.07    $ (0.03)  $  0.12    $  1.39
Diluted Earnings (Loss)
  per Share                  $  0.07    $ (0.03)  $  0.12    $  1.37



MARKET INFORMATION
--------------------------------------------------------------------------------

The Company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-sixteenth) based on New York Stock Exchange trading since February 3, 1996.

The Company has not paid any cash dividends, however, the Board of Directors of the Company reviews this policy annually.

The Company had approximately 31,700 Stockholders of Record on March 10, 1998.


                                                High        Low
---------------------------------------------------------------
1996 1st Quarter                              29 7/8     21 7/8
     2nd Quarter                              30 7/8     23 3/4
     3rd Quarter                              34 1/16    25 7/8
     4th Quarter                              37 5/8     24 3/8
---------------------------------------------------------------
1997 1st Quarter                              29 7/8     24 1/2
     2nd Quarter                              34 13/16   28 1/4
     3rd Quarter                              37 1/8     29 1/8
     4th Quarter                              35 7/16    24 7/8


STORE LOCATIONS AND CORPORATE DATA
--------------------------------------------------------------------------------

STORES ACROSS THE UNITED STATES
-------------------------------


                          Toys      Kids      Babies
----------------------------------------------------
Alabama                     8         1          2
Alaska                      1         -          -
Arizona                    11         -          1
Arkansas                    4         -          -
California                 86        24          5
Colorado                   11         -          2
Connecticut                11         7          -
Delaware                    2         1          1
Florida                    46        10         10
Georgia                    18         4          6
Hawaii                      1         -          -
Idaho                       2         -          -
Illinois                   35        20          5
Indiana                    12         7          2
Iowa                        8         1          -
Kansas                      5         1          1
Kentucky                    8         -          1
Louisiana                  11         -          1
Maine                       2         1          1
Maryland                   19         9          3
Massachusetts              19         6          -
Michigan                   25        13          2
Minnesota                  12         2          1
Mississippi                 5         -          -
Missouri                   13         5          3
Montana                     1         -          -
Nebraska                    3         1          -
Nevada                      4         -          2
New Hampshire               5         2          -
New Jersey                 26*       18          6
New Mexico                  4         -          -
New York                   46        23          3
North Carolina             16         1          5
North Dakota                1         -          -
Ohio                       33        18          5
Oklahoma                    5         -          1
Oregon                      8         -          -
Pennsylvania               33        15          2
Rhode Island                1         1          -
South Carolina              8         -          3
South Dakota                2         -          -
Tennessee                  14         2          4
Texas                      53         9         13
Utah                        6         3          -
Vermont                     1         -          -
Virginia                   22*        7          7
Washington                 14         -          -
West Virginia               5         -          -
Wisconsin                  10         3          -

Puerto Rico                 4         -          -
--------------------------------------------------
                          700       215         98
--------------------------------------------------


*Includes a KidsWorld location.


TOYS"R"US INTERNATIONAL - 441
-----------------------------

Australia  - 24
Austria - 8
Belgium - 3
Canada - 62
Denmark - 9 (a)
France - 44
Germany - 58
Hong Kong - 4 (a)
Indonesia  - 3 (a)
Israel - 5 (a)
Italy - 12 (a)
Japan - 64 (b)
Luxembourg - 1
Malaysia - 6 (a)
Netherlands - 9 (a)
Portugal - 5
Saudi Arabia - 1 (a)
Singapore - 4
South Africa - 8 (a)
Spain - 29
Sweden - 4
Switzerland  - 5
Taiwan - 6 (a)
Turkey - 3 (a)
United Arab Emirates - 4 (a)
United Kingdom - 60

(a) Franchise or joint venture
(b) 80% owned



ANNUAL MEETING
--------------

The Annual Meeting of the Stockholders of Toys"R"Us will be held at the Toys"R"Us Distribution Center, 703 Bartley - Chester Road, in Flanders, New Jersey on Wednesday, June 3, 1998 at 10:00 A.M.


THE OFFICE OF THE
COMPANY IS LOCATED AT
---------------------

461 From Road
Paramus,  New Jersey 07652
Telephone:  201-262-7800


GENERAL COUNSEL
---------------

Schulte Roth & Zabel,  LLP
900 Third Avenue  New York,  New York  10022


INDEPENDENT AUDITORS
--------------------

Ernst & Young LLP
787 Seventh Avenue
New York,  New York 10019


REGISTRAR AND
TRANSFER AGENT
--------------

American Stock Transfer
and Trust Company
40 Wall Street,
New York, New York 10005
Telephone: 718-921-8200


COMMON STOCK LISTED
-------------------

New York Stock Exchange, Symbol: TOY


STOCKHOLDER INFORMATION
-----------------------

The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the above address and without charge, a copy of the Annual Report on Form 10-K for the year ended January 31, 1998, which has been filed with the Securities and Exchange Commission.

Stockholder information, including  quarterly  earnings and other corporate news
releases, can be obtained by calling 800-785-TOYS,  or at our web site  on   the
internet  at www.toysrus.com

Significant news releases are anticipated to be available as follows:

CALL AFTER...FOR THE FOLLOWING...
---------------------------------
May 20, 1998   1st Quarter Results
Aug. 17, 1998  2nd Quarter Results
Nov. 16, 1998  3rd Quarter Results
Jan. 7, 1999   Holiday Sales Results
Mar. 10, 1999  1998 Results


CORPORATE CITIZENSHIP
---------------------

Toys"R"Us maintains a company-wide giving program focused on improving the health care needs of children by supporting many national and regional children's health care organizations. The Counsel on Economic Priority awarded Toys"R"Us the Pioneer Award in Global Ethics. This award was the direct result of the implementation of our Code of Conduct for suppliers which outlines the Company's position against child labor and unsafe working conditions. In order for a vendor's product to be sold in any of our stores, they must comply with our Code of Conduct. If you would like to receive more information on Toys"R"Us' corporate citizenship please write to Mr. Roger Gaston of the Company at the Company's address.

Visit us on the internet at www.toysrus.com.