Form 10-K405, Exhibit 13
period 1999-01-30
TOYS R US INC
filed 1999-04-28
CIK 1005414

EXHIBIT 13

                         Tomorrow
                       Begins With Us

                                                                          [LOGO]
                                                                  Toys "R" Us(R)
                                                              Annual Report 1998

                                [PHOTO OMITTED]

Toys"R"Us
The Worldwide
Authority on
Kids, Families
and Fun

Table of Contents

Financial Highlights ..................................................   page 3

Letter to Our Stockholders ............................................   page 4

Management's Discussion and Analysis
of Results of Operations and Financial Condition ......................   page 9

Financial Statements ..................................................  page 13

Report of Management and
Report of Independent Auditors ........................................  page 23

Directors and Officers ................................................  page 24

Quarterly Financial Data,
Market Information and Store Locations ................................  page 26

Corporate Data and Citizenship ........................................  page 27

Financial Highlights
Toys"R"Us, Inc. and subsidiaries


(Dollars in millions except per share data)                                                                 Fiscal Year Ended
=============================================================================================================================
                       Jan. 30,   Jan. 31,   Feb.1,   Feb. 3,   Jan. 28,   Jan. 29,   Jan. 30,   Feb. 1,   Feb. 2,   Jan. 28,
                         1999*      1998     1997*     1996*      1995       1994       1993       1992      1991      1990
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:

 Net Sales             $11,170    $11,038  $ 9,932   $ 9,427    $ 8,746    $ 7,946    $ 7,169   $ 6,124  $ 5,510     $ 4,788
  Net (Loss)/Earnings      (132)       490      427       148        532        483        438       340      326         321
  Basic (Loss)/Earnings
  Per Share               (0.50)      1.72     1.56      0.54       1.88     1.66         1.51      1.18     1.12        1.11
  Diluted (Loss)/Earnings
  Per Share               (0.50)      1.70     1.54      0.53       1.85     1.63         1.47      1.15     1.11        1.09

FINANCIAL POSITION AT YEAR END:

  Working Capital       $   106    $   579  $   619   $   326    $   484     $  633    $   797   $   328  $   177     $   238
  Real Estate-Net         2,354      2,435    2,411     2,336      2,271      2,036      1,877     1,751    1,433       1,142
  Total Assets            7,899      7,963    8,023     6,738      6,571      6,150      5,323     4,583    3,582       3,075
  Long-Term Debt          1,222        851      909       827        785        724        671       391      195         173
  Stockholders' Equity    3,624      4,428    4,191     3,432      3,429      3,148      2,889     2,426    2,046       1,705

NUMBER OF STORES AT YEAR END:

  Toys"R"Us -
     United States          704        700      682       653        618        581        540       497      451         404
  Toys"R"Us -
     International          452        441      396       337        293        234        167       126       97          74
  Kids"R"Us -
     United States          212        215      212       213        204        217        211       189      164         137
  Babies"R"Us -
     United States          113         98       82        --         --         --         --        --       --          --
  Total Stores            1,481      1,454    1,372     1,203      1,115      1,032        918       812      712         615

* After restructuring and other charges.

                                                                 [PHOTO]
                                                           ROBERT C. NAKASONE
                                                         Chief Executive Officer

To Our Stockholders

1998 was indeed a year of enormous challenge and change. We've spent the year intensively reviewing every aspect of our business and making some tough calls aimed at repositioning our worldwide business. Key elements of our strategic plan include a Total Solutions Strategy focused on our C-3 plan, which includes the reformatting and repositioning of our toy stores; development of a customer-driven culture; expanding product development; improving our customer value proposition; accelerating our supply chain management program; and expanding our channels of selling. In conjunction with these restructuring efforts, we have been proactively rebuilding and reshaping a stronger management team which will serve to build the foundation for repositioning your Company in the years ahead. We believe that the sum total of these efforts will serve as the springboard toward implementing our expanded vision for the future: to position Toys"R"Us as the worldwide authority on kids, families and fun.

Before outlining our strategic initiatives, let's take a quick look at 1998.

1998 Financial Summary

From a financial standpoint, 1998 was a disappointing year.
Our sales totaled $11.2 billion, which represented a 1.2% increase over the $11.0 billion reported last year. Comparable store sales in our U.S. toy stores declined by 4% while our International toy store sales declined by 2%, in local currency. A key factor behind these sales declines was the much-publicized weakness in the overall worldwide toy industry which was cycling against very strong sales of virtual pets, action figures and plush a year ago. In addition, the lower sales also reflect retail price deflation in the video game hardware and software category, as well as the deflationary impact of clearance merchandise sales related to our previously-announced inventory reduction programs.

Comparable sales at Kids"R"Us were down 2%. Nonetheless, it is worth noting that comparable store apparel sales were considerably stronger in our 65 "combo" stores where we have reallocated roughly 6,000 square feet of Kids"R"Us apparel into existing Toys"R"Us stores. We believe this underscores the important role of apparel in all our future "R"Us store configurations.

At Babies"R"Us, we're very pleased to report a record performance for 1998. Comparable store sales were up almost 20%. We now operate 118 Babies"R"Us stores nationwide and are the market share leader in the juvenile specialty category. Needless to say, we are extremely pleased with the performance of this division and plan to continue our aggressive expansion with approximately 20 new stores slated for '99.

Largely as a result of these sales trends, our net earnings, before restructuring and other charges, were $376 million or $1.41 per share. Including the restructuring and other charges of $698 million, ($508 million net of taxes) the Company incurred a net loss of $132 million or $0.50 per share for 1998.

1998 Restructuring Benefits

We ended 1998 a much healthier and vibrant company. This was attributable to some tough strategic decisions that will shape the Company's future. We recorded restructuring and other charges of $508 million net of taxes, which caused the Company to incur a net loss in 1998. The impact of making these tough calls will be evident in our future operations, growth and financial performance. These charges are the result of an exhaustive review of all our operations in 1998 from both a strategic and an Economic Value Added ("EVA(R)") perspective. These reviews prompted the following significant actions:

o The closing and/or downsizing of approximately 50 toy stores in the International arena, predominantly in continental Europe, and about 9 U.S. toy stores which do not meet the Company's strategic or financial objectives. This will free our management to focus on higher return opportunities;

o The conversion of 28 existing U.S. toy stores into "combo" stores, which will enable us to close 31 nearby Kids"R"Us stores. In addition to reducing operating costs and releasing working capital, this will allow us to enhance our productivity by further expanding kids' apparel into additional Toys"R"Us stores;

o The consolidation of several distribution centers and over half a dozen administrative offices. These actions will reduce administrative support functions in the U.S. and Europe, which will not only generate selling, general and administrative efficiencies, but "flatten" our organization and bring our management even closer to our stores and customers;

o The continuation of taking aggressive markdowns on clearance product to optimize inventory levels, accommodate new product offerings and accelerate our store reformatting. In conjunction with the initial stages of our supply chain re-engineering, we have already been able to reduce same store inventories in all our divisions by over $560 million or 24% at year end 1998, with roughly $480 million or 31% of this favorable swing coming from reduced inventory in the U.S. toy stores division alone. This brought us into the new year with heightened merchandise flexibility and increased "open to buy" as we begin the rollout of the initial phase of our store reformat program in 1999.

One of our other key priorities in 1998 was to build a strong executive team, and we are well on our way towards assembling a truly outstanding management team. Since the beginning of '98, more than 50 percent of our officer team has either joined the company from the outside, or has been promoted or transferred to new assignments, bringing fresh perspectives and proven skills to our business.

It is obvious our 1998 sales and earnings were not what we wanted them to be. However, we've spent a year making tough calls and hard decisions, and we're now ready to move forward stronger and more focused than ever.

Total Solutions Strategy

Our restructuring program, in September 1998, was the first step required to launch a winning strategy for Toys"R"Us - a strategy which will realign our assets, organization and thinking based on customer-driven priorities in a more competitive marketplace. In the "R"Us brand, we have one of the best-known brand names in the world: our challenge is to more effectively develop this strong customer franchise potential. Today's retail marketplace demands stores that are exciting, easy to shop and customer-friendly. While our selection is still superior to our competitors, that alone is not compelling enough to rebuild market share and brand loyalty. We must become more focused on developing greater everyday customer value in terms of price, service and the total shopping experience.

To fulfill these objectives, we are moving into the second phase of our Total Solutions Strategy in 1999.


                                                                 [PHOTO]
                                                           We are rebuilding our
                                                         "worlds" around theirs.

C-3 - More Than Just a Store

Over the next two years, the C-3 plan will include the implementation of new merchandise as well as customer service, store layout, price/value and supply chain improvements that provide an integrated approach to maximizing customer potential.

This has led our new management team to develop an initiative that is a Customer driven . . .Cost effective . . . Concept delivering sustainable, long-term performance. C-3 is a total customer solution involving every facet of our Company from merchandising and replenishment to operations and people development.

In October 1998, we started our C-3 development operationally in nine stores to "stress test" a new, more customer-friendly store layout during our high sales season. We proved that our operations could handle high velocity seasonal inventory flow despite a 33% smaller backroom, and that we could maintain acceptable in-stock conditions despite an entirely new operating approach. We are encouraged by the positive customer reaction to these stores, and are experiencing positive sales trends, even though a majority of C-3 merchandise enhancements will not be implemented until mid-1999.

Based on the positive results of this initial operational phase of C-3, we are even more committed to the 1999 conversion of approximately 200 U.S. stores, which will include the development of many new merchandising "worlds." We will also retrofit the front end in an additional 125 stores this year to include the R Zone (teen electronics), promotional product and easier customer access. The C-3 Total Solutions Strategy consists of an easier-to-shop store layout, an expanded merchandise offering, a higher standard of customer service and a more effective supply chain approach that will enable us to build long-term performance improvement. Over the next few years we will align our organization, capital investments and operating approach to fully focus on the following C-3 objectives:

o Store Repositioning

Our stores must be made easier to shop and present merchandise in a more dynamic selling environment. The C-3 store layout creates wider aisles, more feature opportunities and end-caps, shops and logical category adjacencies - all designed to improve customer shopping patterns and experience. The sales floor has been expanded by 20% with a one-third reduction in the size of our backrooms.

o Customer-Driven Culture

The customer must experience a higher level of service in our stores. To accomplish this, we are streamlining our organization and operating processes to allow us to invest more in sales floor staffing, associate product knowledge training, and improving overall customer-friendly service. We are also intensifying our in-store informational graphics and product inter-activity to give our customers access to more substantial product knowledge on a "self-service" basis.

[PHOTO]
R Zone, the new "hot spot" for
teens, features the newest in
electronics and videos.

                                                                         [PHOTO]
                                                          Families love shopping
                                                         at our newest location:
                                                                www.toysrus.com.

o Product Development

We must give our customers more reasons to shop our stores. Based on the results of extensive customer research, we have created merchandise "worlds." Each "world" has a unique customer franchise from juvenile (Mom and her baby), to R Zone electronics and video products (the "cool" spot for teenage customers).
Each "world" will establish its own business plan and has a complete support team to develop its business from product sourcing to customer advertising and promotion.

The "worlds" presently being developed are:

o R Zone (video, electronics, computer software related products)

o Action and Adventure (action figures, diecast cars, etc.)

o Girls (dolls, collectibles, accessories, lifestyle products)

o Outdoor Fun (bikes, sports, playsets)

o Pre-School (toys, accessories)

o Seasonal (Christmas, Halloween, Summer, etc.)

o Juvenile (baby products and 0-4 apparel)

o Learning Center (educational and developmental products)

o Family Fun (games and puzzles)

1999 will see a majority of the new "world" product selection and merchandising included in our C-3 rollout.

In addition, emphasis on proprietary product, private label, and branded exclusives will continue to be a significant part of our product development strategy. Retail sale of proprietary exclusive and private label merchandising was up significantly in 1998, and we are targeting to double this business over the next three years.

Customer Value Proposition

The "R"Us brand must take on new dimensions of significant value to our customers. We are evaluating our pricing model to assure an everyday, competitive position on key products. We are more aggressively pursuing high demand and closeout product opportunities to bring more special price values to our customers in 1999. We also see a great opportunity to further leverage our substantial "R"Us customer database through the creation of a Loyalty Marketing Program, which will be piloted in several metropolitan markets in 1999. The mandate for our new team in marketing is quite clear: sharpen our advertising, promotion and "R"Us brand-building efforts.

Supply Chain

The first step in improving our supply chain management in 1998 was to unclog slow turning inventory from our stores. Our inventory reduction program will allow us to transform our stores' physical and merchandising layout. This will be completed in 1999. These actions will allow us to create a more customer-driven product flow, improve turns, effectively manage space for product productivity and operationally have the right product ...at the right place ...at the right time.

E-Commerce

We are extending our presence beyond our stores by expanding our channels of selling to our customers. We will be wherever our customers are, and that includes mediums such as mail-order catalogs and electronic commerce.

1998 marked our entry into the exciting world of electronic commerce with the introduction of Internet shopping through www.toysrus.com. Following our launch on the Internet last June, traffic to our website has grown significantly. We are upgrading our capacity to meet the growing demand and we are committed to making this site a dominant force in online retailing. We are presently aligning our distribution, buying and brand strengths to more broadly impact the Internet in 1999.

[PHOTO]
Everyday, a new
customer is born.

"Worldwide Authority on Kids,
Families and Fun" -
The "R"Us Potential

Most of us grew up as Toys"R"Us kids. We strongly believe that our Company's success and growth as we proceed into the next millennium will be tied to our unique ability to delight our valued customers - past, present and future. We must captivate their imaginations and introduce them to the exciting and fun world of limitless possibilities that the "R"Us family is committed to providing: a world where they know they are the most important ingredient in everything we do.

These are aggressive goals that require a total commitment to our customers, dramatic cultural change in our organization and a clear, strategic vision that effectively mobilizes the substantial resources of our Company. It will take time. It will not be easy. But we believe in the strength and potential of the "R"Us customer franchise, and we most importantly believe that the people in the Toys"R"Us organization worldwide have what it takes to create a strong, successful future for all of us.

That future begins now.

Sincerely,

/s/Robert C. Nakasone

Robert C. Nakasone
Chief Executive Officer
March 29, 1999

Management's Discussion and Analysis
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations*

The Company's total sales increased to $11.2 billion for 1998, a 1.2% increase from total sales of $11.0 billion last year. Sales increased by 11.1% in 1997 and 5.4% in 1996. In 1998 sales were negatively impacted by the overall weakness in the worldwide toy industry which was cycling against strong sales of virtual pets, action figures and plush a year ago. In addition, sales were negatively impacted by sales of video hardware and software at lower price points as well as the deflationary effect from sales of clearance merchandise related to the Company's inventory reduction program. Comparable store sales for the Toys USA division declined 4% while the Toys International division had a 2% comparable store sales decline, in local currency. Kids"R"Us reported a 2% comparable store sales decrease in 1998. The softness in Toys and Kids was offset to some extent by an almost 20% comparable store sales gain in Babies"R"Us.

The Company's three-year sales growth is primarily attributable to the acquisition of Baby Superstore and the Company's continued store expansion. The Company opened 56 new U.S.A. toy stores, 133 international toy stores, including franchise and joint venture stores, 10 children's clothing stores, 40 baby specialty stores, and acquired 76 baby specialty stores during the three year period. The Company closed 23 stores from 1996 through 1998 and terminated a franchise agreement in Italy for 14 stores. These closures did not have a significant impact on the Company's financial position.

Cost of sales as a percentage of sales increased to 73.3% in 1998 from 69.8% in 1997. Cost of sales was negatively impacted by clearance markdowns of $253 million, markdowns related to strategic initiatives of $29 million, and inventory system refinements and changes in accounting estimates of $63 million. Before the impact of these charges, cost of sales as a percentage of sales was 70.2%. Excluding these charges, the Toys USA division reported cost of sales as a percentage of sales of 71.0% in 1998 and 70.5% in 1997. The Toys International division, also excluding the charges, reported cost of sales as a percentage of sales of 69.1% in 1998 and 68.8% in 1997. These increases were due to a change in the sales mix consisting of a decrease in sales of higher margin action figures and virtual pets, as well as higher sales of lower margin video software merchandise. Consolidated cost of sales as a percentage of sales increased by 0.4% in 1997 from 69.4% in 1996 as a result of higher costs related to the Company's promotional holiday selling program, higher than historical inventory shrinkage and the continued strengthening of the Company's lower margin video business.

Selling, advertising, general and administrative expenses (SG&A) as a percentage of sales were 21.9% in 1998, 20.2% in 1997, and 20.3% in 1996. SG&A for 1998
includes $59 million of changes in accounting estimates and provisions for legal settlements discussed below. Before the impact of these charges, SG&A as a percentage of sales for 1998 was 21.3%. Excluding these charges, the Toys USA division reported SG&A as a percentage of sales of 18.6% in 1998 and 17.5% in 1997, while Toys International's SG&A as a percentage of sales was 23.6% in 1998 and 23.1% in 1997. These increases were the result of the implementation of strategic initiatives and store expansion, not offset by sales leveraging. The slight decrease in consolidated SG&A in 1997 was primarily due to expense control and sales leveraging, partially offset by additional distribution and handling costs related to higher than planned inventory levels.

Depreciation, amortization and asset write-offs were $255 million, $253 million and $206 million in 1998, 1997 and 1996, respectively. The increase in 1997 included $19 million in asset write-offs for store conversions.

During 1998 the Company announced strategic initiatives to reposition its worldwide business and other charges including the customer-focused reformatting of its toy stores into the new C-3 format, as well as the restructuring of its International operations which resulted in a charge of $353 million ($279 million net of tax benefits, or $1.05 per share). The strategic initiatives resulted in a restructuring charge of $294 million. The other charges of $59 million primarily consist of changes in accounting estimates and provisions for legal settlements. The Company is closing and/or downsizing underperforming stores and consolidating distribution centers and administrative offices. As a result, approximately 2,600 employees will be terminated worldwide. Stores expected to be closed had aggregate store sales and net operating losses of approximately $322 million and $5 million, respectively, for the year ended January 30, 1999. The write-down of property, plant and equipment relating to the above mentioned closures and downsizings were based on both internal and independent appraisals. Unused reserves at January 30, 1999, should be utilized in 1999, with the exception of long-term lease commitments, which will be utilized in 1999 and thereafter. Details on the components of the charges are described in the Notes to the Consolidated Financial Statements and are as follows:

* References to 1998, 1997 and 1996, are for the 52 weeks ended January 30, 1999, January 31, 1998 and February 1, 1997.

Management's Discussion and Analysis
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                                                 Reserve Balance
Description                                 Charge    Utilized         @1/30/99
--------------------------------------------------------------------------------
Closings/Downsizings:
  Lease commitments                          $  81        $ --           $ 81
  Severance and other
  closing costs                                 29           4             25
  Write-down of property,
  plant & equipment                            155         155             --
  Other                                         29           5             24
--------------------------------------------------------------------------------
Total Restructuring                          $ 294        $164           $130
================================================================================
Changes in accounting
estimates and provisions
for legal settlements                        $  59        $ 20           $ 39
================================================================================

In 1998 the Company also announced markdowns and other charges of $345 million ($229 million net of tax benefits, or $.86 per share). Of this charge, $253 million relates to markdowns required to clear excess inventory from stores. These markdowns should enable the Company to achieve its optimal inventory assortment and streamline systems so that it can proceed with the C-3 conversions on an accelerated basis. The Company's objective with its new C-3 concept is to provide customers with a better shopping experience leading to increased sales and higher inventory turns. In addition, the Company recorded $29 million in markdowns related to the store closings discussed previously. The Company also recorded charges to cost of sales of $63 million related to inventory system refinements and changes in accounting estimates. Unused reserves at January 30, 1999 are expected to be utilized in 1999. Details of the markdowns and other charges are as follows:

                                                                 Reserve Balance
Description                            Charge     Utilized              @1/30/99
--------------------------------------------------------------------------------
Markdowns
    Clear excess inventory              $253        $179                    $ 74
    Store closings                        29           2                      27
Change in accounting
estimates and other                       63          57                       6
================================================================================
Total Cost of Sales                     $345        $238                    $107
================================================================================

The strategic initiatives, markdowns and other charges described above are expected to improve the Company's free cash flow and increase operating earnings.

The Company's 1996 results were impacted by a charge of $60 million ($38 million net of tax benefits, or $.14 cents per share), relating to an arbitration award rendered against the Company involving a dispute over a 1982 franchise agreement to operate stores in the Middle East.

At January 30, 1999, the Company had approximately $45 million of reserves remaining from its restructuring program announced in 1995, primarily relating to long-term lease obligations. The Company believes these reserves are adequate to complete the restructuring program.

Interest expense increased by $17 million in 1998, as compared to 1997, primarily due to higher borrowings throughout the year as a result of the Company's share repurchase programs. Also included in 1998 interest expense is $6 million for the early extinguishment of long-term debt. Interest expense decreased in 1997 as compared to 1996 primarily due to lower average short-term borrowings and to a $325 million medium-term financing which replaced borrowings carrying higher interest rates.

The Company's effective tax rate for 1998 was unfavorably affected by the restructuring and other charges recorded in the third quarter of 1998. Excluding the impact of these charges, the Company's effective tax rate was 36.5% in 1998, as well as in 1997 and 1996.

International sales were unfavorably impacted by the translation of local currency results into U.S. dollars by approximately $30 million, $250 million and $150 million in 1998, 1997 and 1996, respectively. Neither the translation of local currency results into U.S. dollars nor inflation had a material effect on the Company's operating results for the last three years.

Liquidity & Capital Resources

The Company's cash flows from operations increased to $964 million in 1998 from $509 million in 1997 primarily due to a significant reduction in inventories during 1998 as well as higher accounts payable, accrued expenses and other liabilities at January 30, 1999. Cash flows from operations decreased by $234 million in 1997 compared with 1996 primarily due to higher inventories.

Cash flows used for investing activities decreased by $94 million in 1998, primarily due to fewer new store openings in 1998, as well as fewer store conversions in 1998 compared with 1997. Store conversions were the primary factor in the $79 million capital expenditure increase in 1997.

Cash flows used for financing activities decreased to $344 million in 1998 from $498 million in 1997 primarily due to repayment of a $115 million Baby Superstore obligation in 1997. The Company repurchased over 32 million shares of its stock for $723 million in 1998, which was the primary reason for the increase in total borrowings net of cash of

Management's Discussion and Analysis
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

$200 million in 1998 as compared with 1997. Cash flows used for financing activities increased by $709 million in 1997 compared with 1996 primarily due to the $325 million medium term financing in 1996, as well as $253 million expended for the Company's stock repurchase program in 1997.

On February 3, 1997, the Company acquired Baby Superstore, Inc. for 13 million treasury shares of the Company's common stock valued at approximately $376 million. This acquisition was accounted for as a purchase as of February 1, 1997, and the excess of purchase price over net assets acquired in the amount of $365 million has been recorded as goodwill and is being amortized over 40 years.

In 1999, the Company plans to open approximately 10 toy stores in the United States and approximately 25 international toy stores, including 10 franchise stores. Our newest division, Babies"R"Us, will open approximately 20 stores in the United States.

For 1999, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at approximately $550 million. These plans include the full conversion of approximately 200 toy stores and the partial conversion of an additional 125 toy stores in the United States to the C-3 format.

In 1998 the Company repurchased over 32 million shares of its common stock through its share repurchase programs for a total of $723 million. In 1998 the Company completed its $1 billion share repurchase program announced in January 1994, and has $330 million remaining in its $1 billion share repurchase program announced in January 1998.

The seasonal nature of the business (approximately 45% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The Company has a $1 billion multi-currency unsecured committed revolving credit facility expiring in December 2002, from a syndicate of financial institutions. There were no outstanding balances under this revolver at January 1999, 1998, and 1997. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the revolving credit facility, issuance of commercial paper and/or other bank borrowings for foreign subsidiaries.

Quantitative and Qualitative
Disclosures About Market Risks

The Company is exposed to market risk from potential changes in interest rates and foreign exchange rates. The Company regularly evaluates these risks and has taken the following measures to mitigate these risks: the countries in which the Company owns assets and operates stores are politically stable; the Company's foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; the Company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies; the Company also enters into foreign exchange contracts or purchases options to eliminate specific transaction risk. The market risk related to these derivative contracts is offset by the changes in value of the underlying items being hedged. Approximately half of the Company's long-term debt is at fixed interest rates and therefore, the fair value is affected by changes in market interest rates. The Company believes the amount of risk and the use of derivative financial instruments described above are not material to the Company's financial condition or results of operations.

Impact of Year 2000

Year 2000 issues are those related to the inability of certain computer systems to properly recognize and process date-sensitive information relative to the year 2000 and beyond. The Company's Year 2000 project which began in 1997, includes four major elements: 1) information technology (IT) systems, 2) non-IT systems, 3) relationships with key business partners and 4) contingency planning. The Company has substantially completed the required coding conversions and testing on IT and non-IT systems as of January 30, 1999. The Company will continue to perform full integrated testing in 1999. The Company has utilized both internal and external resources to implement the conversion of its systems for Year 2000 compliance.

The total estimated cost to achieve Year 2000 compliance is approximately $25 million, which is being expensed as incurred. These estimates exclude internal labor and related costs. Approximately $20 million of these costs have been incurred as of January 30, 1999. All of these costs are being funded through cash flows from operations. The Company has identified significant business partners and is working closely with them to understand their Year 2000 compliance status. The Company anticipates minimal business interruption to occur as a result of Year 2000 issues within its control. However, possible consequences include, but are not limited to, loss of communication links with store locations, loss of electric power, delayed product deliveries from major suppliers, and

Management's Discussion and Analysis
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      the inability to process transactions or engage in similar normal business activities. In addition, not all customer situations can be anticipated. The Company may experience an increase of sales returns of products containing hardware or software components. Such returns, if they occur, are likely to be the responsibility of the manufacturers and are not expected to be material to the Company's financial condition or results of operations. The Company believes the readiness of third parties is the most significant area of risk to the Company related to Year 2000.
      However, the Company also believes that ongoing communication with and assessment of readiness of these third parties will minimize this risk. The Company has begun to develop but has not yet finalized a contingency plan for possible Year 2000 issues. Contingency plans are expected to be in place by the end of the second quarter of 1999.

The total cost of the Year 2000 project is not expected to have a material effect on the Company's financial condition or results of operations. The costs of conversion and the completion dates for the project are management's best estimates.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 - Reporting Comprehensive Income, which requires the separate reporting of all changes to stockholders' equity, and SFAS No. 131 - Disclosures About Segments of an Enterprise and Related Information, which revises existing guidelines about the level of financial disclosure of a Company's operations. In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, Accounting for Computer Software Developed for Internal Use, which requires capitalization of certain costs to develop internal use computer software. These statements were adopted by the Company in fiscal 1998 and did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133
- Accounting for Derivative Instruments and Hedging Activities, which the Company is required to adopt in its fiscal year beginning February 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. While not expected to be material, the Company is in the process of determining the impact that the adoption of SFAS No. 133 will have on the consolidated financial position, results of operations and cash flows of the Company.

Euro Conversion

The Company has developed a plan to ensure business and systems continuity during the introduction of the Euro currency in certain of the Company's European operations. The initial phase of this plan was implemented prior to the January 1, 1999 (Phase 1) introduction of the Euro. Further implementation of this plan is scheduled to coincide with the transition phases (Phases 2 and 3) of completely converting from local denominated currencies to the Euro (the "Euro conversion"). Total costs for the entire Euro conversion program are not expected to be material. Based on the actions taken to date, the Company does not expect the Euro conversion to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Forward Looking Statements

This annual report contains "forward looking" statements which are intended to be covered by the safe harbors created thereby. All statements that are not historical facts, including statements about the Company's beliefs or expectations, are forward-looking statements. Such statements involve risks and uncertainties that exist in the Company's operations and business environment that could render actual outcomes and results materially different than predicted. The Company's forward-looking statements are based on assumptions about many factors, including, but not limited to, ongoing competitive pressures in the retail industry, changes in consumer spending, general economic conditions in the United States and other jurisdictions in which the Company conducts business (such as interest rates and consumer confidence) and normal business uncertainty. While the Company believes that its assumptions are reasonable at the time forward-looking statements were made, it cautions that it is impossible to predict the actual outcome of numerous factors and, therefore, readers should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update such statements in light of new information or future events that involve inherent risks and uncertainties. Actual results may differ materially from those contained in any forward looking statement.

Consolidated Statements of Earnings
TOYS "R"US, INC. AND SUBSIDIARIES

                                                                     Year Ended
                                          -------------------------------------
                                          January 30,  January 31,  February 1,
(In millions except per share data)             1999         1998         1997
-------------------------------------------------------------------------------
Net Sales                                   $ 11,170     $ 11,038      $ 9,932
Cost of sales                                  8,191        7,710        6,892
-------------------------------------------------------------------------------
         Gross Profit                          2,979        3,328        3,040
-------------------------------------------------------------------------------

Selling, advertising, general and
administrative expenses                        2,443        2,231        2,020
Depreciation, amortization
and asset write-offs                             255          253          206
Restructuring and other charges                  294           --           60
-------------------------------------------------------------------------------
         Total Operating Expenses              2,992        2,484        2,286
-------------------------------------------------------------------------------

         Operating (Loss)/Income                 (13)         844          754

Interest expense                                 102           85           98
Interest and other income                         (9)         (13)         (17)
-------------------------------------------------------------------------------
         Interest Expense, Net                    93           72           81
-------------------------------------------------------------------------------

(Loss)/Earnings Before Income Taxes             (106)         772          673
Income Taxes                                      26          282          246
-------------------------------------------------------------------------------
Net (Loss)/Earnings                         $   (132)    $    490      $   427
===============================================================================

Basic (Loss)/Earnings Per Share             $  (0.50)    $   1.72      $  1.56
===============================================================================
Diluted (Loss)/Earnings Per Share           $  (0.50)    $   1.70      $  1.54
===============================================================================

See notes to consolidated financial statements

                                                                         [PHOTO]
                                       The "R"Us brand has successfully captured
                              young imaginations and a significant market share.

[PHOTO]
Our ever-expanding outdoor and sports
headquarters features everything fun
under the sun.

Consolidated Balance Sheets
TOYS "R"US INC. AND SUBSIDIARIES

                                                      January 30,  January 31,
(In millions)                                               1999          1998
------------------------------------------------------------------------------
Assets

Current Assets:

Cash and cash equivalents                               $    410      $   214
Accounts and other receivables                               204          175
Merchandise inventories                                    1,902        2,464
Prepaid expenses and other current assets                     81           51
------------------------------------------------------------------------------
         Total Current Assets                              2,597        2,904

Property and Equipment:

Real estate, net                                           2,354        2,435
Other, net                                                 1,872        1,777
------------------------------------------------------------------------------
         Total Property and Equipment                      4,226        4,212

Goodwill, net                                                347          356
Other assets                                                 729          491
------------------------------------------------------------------------------
                                                        $  7,899      $ 7,963
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Short-term borrowings                                   $    156      $   134
Accounts payable                                           1,415        1,280
Accrued expenses and other current liabilities               696          680
Income taxes payable                                         224          231
------------------------------------------------------------------------------
         Total Current Liabilities                         2,491        2,325

Long-Term Debt                                             1,222          851
Deferred Income Taxes                                        333          219
Other Liabilities                                            229          140

Stockholders' Equity:

Common stock                                                  30           30
Additional paid-in capital                                   459          467
Retained earnings                                          4,478        4,610
Foreign currency translation adjustments                    (100)        (122)
Treasury shares, at cost                                  (1,243)        (557)
------------------------------------------------------------------------------
         Total Stockholders' Equity                        3,624        4,428
------------------------------------------------------------------------------
                                                        $  7,899      $ 7,963
==============================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
TOYS "R"US, INC. AND SUBSIDIARIES


                                                                                          Year Ended
                                                                ------------------------------------
                                                                 January 30, January 31, February 1,
(In millions)                                                          1999        1998        1997
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)/earnings                                                   $(132)      $ 490       $ 427
Adjustments to reconcile net (loss)/earnings to net cash
      provided by operating activities:
      Depreciation, amortization and asset write-offs                   255         253         206
      Deferred income taxes                                             (90)         18          23
      Restructuring and other charges                                   546          --          --
      Changes in operating assets and liabilities:
      Accounts and other receivables                                    (43)        (40)        (14)
      Merchandise inventories                                           233        (265)       (195)
      Prepaid expenses and other operating assets                       (27)         (9)        (10)
      Accounts payable, accrued expenses and other liabilities          229          22         262
      Income taxes payable                                               (7)         40          44
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               964         509         743
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net                                              (373)       (494)       (415)
Other assets                                                            (49)        (22)        (36)

Cash received with the acquisition of Baby Superstore                    --         --           67
----------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (422)       (516)       (384)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                                4        (142)        (10)
Long-term borrowings                                                    771          11         326
Long-term debt repayments                                              (412)       (176)       (133)
Exercise of stock options                                                16          62          28
Share repurchase program                                               (723)       (253)         --
----------------------------------------------------------------------------------------------------
Net cash (used in)/provided by financing activities                    (344)       (498)        211
----------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash
 and cash equivalents                                                    (2)        (42)        (12)

CASH AND CASH EQUIVALENTS

Increase/(decrease) during year                                         196        (547)        558
Beginning of year                                                       214         761         203
----------------------------------------------------------------------------------------------------
End of year                                                           $ 410       $ 214       $ 761
====================================================================================================

SUPPLEMENTAL DISCLOSURES
OF CASH FLOW INFORMATION

Income Tax Payments                                                   $ 122       $ 192       $ 177
Interest Payments                                                     $ 109       $  83       $ 109
====================================================================================================

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity
TOYS "R" US, INC. AND SUBSIDIARIES

                                                Common Stock
                                      ------------------------------                     Foreign
                                         Issued        In Treasury        Additional     currency                              Total
                                      -------------   --------------        paid-in     translation       Retained    stockholders'
(In millions)                         Shares Amount   Shares  Amount        capital     adjustments       earnings           equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996             300.4     $30   (27.3) $  (846)         $ 542       $  13            $ 3,693         $ 3,432
Net earnings for the year              --        --      --       --             --          --                427             427
Foreign currency translation
  adjustments                          --        --      --       --             --         (73)                --             (73)
  Comprehensive Income                                                                                                         354
Acquisition of Baby Superstore, Inc.   --        --    13.0      400            (23)         --                 --             377
Exercise of stock options, net         --        --     1.7       58            (30)         --                 --              28
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997             300.4      30   (12.6)    (388)           489         (60)             4,120            4,191
------------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year              --        --      --       --             --          --                490             490
Foreign currency translation
  adjustments                          --        --      --       --             --         (62)                --             (62)
  Comprehensive Income                                                                                                         428
Share repurchase program               --        --    (8.2)    (253)            --          --                 --            (253)
Exercise of stock options, net         --        --     2.8       84            (22)         --                 --              62
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998             300.4      30   (18.0)    (557)           467        (122)             4,610           4,428
------------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                  --        --      --       --             --          --               (132)           (132)
Foreign currency translation
  adjustments                          --        --      --       --             --          22                 --              22
  Comprehensive loss                                                                                                          (110)
Share repurchase program               --        --   (32.2)    (723)            --          --                 --            (723)
Issuance of restricted stock           --        --      --       15             (2)         --                 --              13
Exercise of stock options, net         --        --      .4       22             (6)         --                 --              16
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999             300.4     $30   (49.8) $(1,243)         $ 459       $(100)           $ 4,478         $ 3,624
====================================================================================================================================

See notes to consolidated financial statements

[PHOTO]
#1 for Family Fun!
For generations Toys"R"Us
has given families ways to
spend quality time together.

Notes to Consolidated Financial Statements
TOYS "R"US, INC. AND SUBSIDIARIES

(Amounts in millions except per share data)
Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. Reference to 1998, 1997 and 1996 are for the 52 weeks ended January 30, 1999, January 31, 1998, and February 1, 1997, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The 1996 consolidated statement of cash flows also reflects the acquisition of Baby Superstore, Inc. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity.

Cash and Cash Equivalents

The Company considers its highly liquid investments with original maturities of less than three months to be cash equivalents.

Merchandise Inventories

Merchandise inventories for the U.S.A. toy store operations, which represent approximately 60% of total inventories, are stated at the lower of LIFO
(last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at January 30, 1999 or January 31, 1998. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter. The Company evaluates the need to recognize impairment losses relating to long-lived assets based on several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows.

Preopening Costs

Preopening costs, which consist primarily of advertising, occupancy and payroll expenses, are amortized over expected sales to the end of the fiscal year in which the store opens.

Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents and short-term borrowings approximate their fair market values.

Forward Foreign Exchange Contracts

The Company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either January 30, 1999 or January 31, 1998. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The Company had $209 and $439 of short term outstanding forward contracts at January 30, 1999 and January 31, 1998, maturing in 1999 and 1998, respectively. These contracts are entered into with counterparties that have high credit ratings and with which the Company has the contractual right to net forward currency settlements. In addition, the Company had a $342 currency swap obligation outstanding at January 30, 1999 related to its 475 Swiss franc note payable due 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
                                   Useful Life     January 30,      January 31,
                                    (in years)           1999             1998
-------------------------------------------------------------------------------
Land                                                  $   829         $    817
Buildings                                45-50          1,842            1,849
Furniture and equipment                   5-20          1,861            1,711
Leaseholds and
         leasehold improvements      12 1/2-35          1,213            1,158
Construction in progress                                   42               46
Leased property
         under capital leases                              27               29
-------------------------------------------------------------------------------
                                                        5,814            5,610
Less accumulated depreciation
         and amortization                               1,588            1,398
===============================================================================
                                                      $ 4,226          $ 4,212
===============================================================================

Seasonal Financing
and Long-Term Debt

                                                   January 30,      January 31,
                                                         1999             1998
-------------------------------------------------------------------------------
Commercial Paper                                      $   368          $    --
  interest rates from 4.87% to 4.89%
475 Swiss franc note payable, due 2004(a)                 342               --
8 3/4% debentures, due 2021,
  net of expenses                                         198              198
Japanese yen loans with interest payable
  at annual rates from 1.49% to 6.47%,
  due in varying amounts through 2012                     198              123
Industrial revenue bonds,
  net of expenses (b)                                      60               60
7% British pound sterling loan payable,
  due quarterly through 2001(c)                            33               49
8 1/4% sinking fund debentures,
  due 2017, net of discounts                               24               89
Mortgage notes payable at annual
  interest rates from 10.16% to 11.00% (d)                 11               14
Obligations under capital leases                           11               14
5.78% 200 British pound sterling note payable (e)          --              325
-------------------------------------------------------------------------------
                                                        1,245              872
Less current portion (f)                                   23               21
-------------------------------------------------------------------------------
                                                      $ 1,222          $   851
===============================================================================

(a) Supported by a 406 Swiss franc bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 107 basis points.

(b) Bank letters of credit of $41, expiring in 2000, support certain of these industrial revenue bonds. The Company expects that the bank letters of credit will be renewed. The bonds have fixed or variable interest rates with an average rate of 3.6% at January 30, 1999.

(c) Collateralized by property with a carrying value of $160 at January 30, 1999.

(d) Collateralized by property and equipment with an aggregate carrying value of $15 at January 30, 1999.

(e) Supported by a 200 British pound sterling bank letter of credit. This note was redeemed on January 29, 1999.

(f)  Included  in  accrued  expenses  and  other  current   liabilities  on  the
consolidated balance sheets.

The fair market value of the Company's long-term debt at January 30, 1999, exclusive of commercial paper, and January 31, 1998 were approximately $980 and $1,004, respectively. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

The Company has a $1 billion unsecured committed revolving credit facility expiring in December 2002. This multi-currency facility permits the Company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet worldwide cash requirements.

Commercial paper is classified as long-term debt at January 30, 1999 as the company maintains long-term committed credit agreements, as described above, to support these borrowings and intends to refinance them on a long-term basis through continued commercial paper borrowings. Commercial paper of $70 at January 31, 1998 was included in short-term borrowings.


Additionally, the Company also has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries.

The weighted average interest rate on short-term borrowings outstanding at January 30, 1999 and January 31, 1998 was 3.8% and 5.0%, respectively.

The annual maturities of long-term debt at January 30, 1999, excluding commercial paper of $368, are as follows:
------------------------------------------------------------------------
1999                                                               $  23
2000                                                                  65
2001                                                                   7
2002                                                                   8
2003                                                                   7
2004 and subsequent                                                  767
========================================================================
                                                                   $ 877
========================================================================
Leases

The Company leases a portion of the real estate used in its operations. Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales. Minimum rental commitments under noncancelable operating leases having a term of more than one year as of January 30, 1999 are as follows:

                                                     Gross             Net
                                                     minimum  Sublease minimum
                                                     rentals  income   rentals
-------------------------------------------------------------------------------
1999                                                  $   355    $ 20   $   335
2000                                                      352      18       334
2001                                                      346      15       331
2002                                                      339      13       326
2003                                                      338      11       327
2004 and subsequent                                     2,964      60     2,904
-------------------------------------------------------------------------------
                                                      $ 4,694   $ 137   $ 4,557
===============================================================================

Total rent expense, net of sublease income was $334, $309 and $282 in 1998, 1997 and 1996, respectively.

STOCKHOLDERS' EQUITY

The common shares of the Company, par value $.10 per share, were as follows:

                                               January 30,        January 31,
                                                      1999               1998
--------------------------------------------------------------------------------
Authorized shares                                    650.0              650.0
--------------------------------------------------------------------------------
Issued shares                                        300.4              300.4
--------------------------------------------------------------------------------
Treasury shares                                       49.8               18.0
--------------------------------------------------------------------------------
Issued and outstanding shares                        250.6              282.4
================================================================================

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                 1998        1997       1996
--------------------------------------------------------------------------------
Numerator:
Net(loss)/income available to
  common stockholders                            $ (132)    $  490    $   427

Denominator for basic earnings
  per share - weighted average
  shares                                          265.4      285.3      274.0

Effect of diluted securities:
  Stock options, etc                                 --        3.1        3.5
Denominator for diluted
  earnings per share - adjusted
  weighted average shares                         265.4      288.4      277.5
--------------------------------------------------------------------------------
Basic (Loss)/Earnings per share                 $ (0.50)    $ 1.72    $  1.56
--------------------------------------------------------------------------------
Diluted (Loss)/Earnings per share               $ (0.50)    $ 1.70    $  1.54
================================================================================

Options to purchase approximately 25.0 shares of common stock were outstanding during 1998, but were not included in the computation of diluted loss per share as the effect would be antidilutive.

Taxes on Income

The provisions for income taxes consist of the following:

                                             1998           1997           1996
--------------------------------------------------------------------------------
Current:
  Federal                                   $  78          $ 199          $ 136
  Foreign                                      18             35             57
  State                                        20             30             30
--------------------------------------------------------------------------------
                                              116            264            223
--------------------------------------------------------------------------------
Deferred:
  Federal                                     (64)            32             58
  Foreign                                      (9)           (17)           (39)
  State                                       (17)             3              4
--------------------------------------------------------------------------------
                                              (90)            18             23
--------------------------------------------------------------------------------
Total tax provision                         $  26          $ 282          $ 246
================================================================================

The tax effects of temporary differences and carry forwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                    January 30,     January 31,
                                                           1999            1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Foreign net operating loss carryforwards                $ 311           $ 214
  Restructuring                                              92              20
  Other                                                      27              42
--------------------------------------------------------------------------------
  Gross deferred tax assets                                 430             276
  Valuation allowance related to
  net operating losses                                     (141)            (43)
--------------------------------------------------------------------------------
                                                          $ 289           $ 233
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                             281             277
  LIFO inventory                                             50              88
  Other tax                                                  --              --
--------------------------------------------------------------------------------
Gross deferred tax liabilities                            $ 331           $ 365
================================================================================
Net deferred tax liability                                $  42           $ 132
================================================================================

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                 1998        1997        1996
--------------------------------------------------------------------------------
Statutory tax rate                               35.0%       35.0%       35.0%
State income taxes, net of
         federal income tax benefit              (4.2)        3.2         3.7
Foreign taxes, net of
         valuation allowances                   (52.3)       (2.3)       (2.3)
Subpart F income                                 (8.5)         --          --
Foreign tax credits                               6.8          --          --
Amortization of goodwill                         (3.0)        0.4          --

Other, net                                        1.7         0.2         0.1
--------------------------------------------------------------------------------
Effective tax rate                              (24.5)%      36.5%       36.5%
================================================================================

Certain foreign tax benefits have been offset by valuation allowances related to net operating losses due in part to the restructuring and other charges recorded in 1998. Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts, that if remitted would result in little or no tax under current U.S. tax laws, unremitted earnings were approximately $515 at January 30, 1999. Net income taxes of approximately $139 would be due if these earnings were to be remitted.

STOCK OPTIONS

The Company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the Company's common stock. The plans cover substantially all employees and non-employee directors of the Company and provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares, restricted units and unrestricted shares. Of the total number of shares reserved for the Plans, 3.0 shares of Company stock have been reserved for the issuance of restricted shares, restricted units, performance units, and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately five years from the date of grant. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned plans, 1.0 stock options were granted to certain senior executives during the period from 1993 to 1996 pursuant to stockholder approved individual plans. Of this total, 0.5 options vest 20% each year on a cumulative basis commencing one year from the date of grant with the balance of the options vesting five years from the date of grant.

The exercise price per share of all options granted has been the average of the high and low market price of the Company's common stock on the date of grant. All options must be exercised within ten years from the date of grant.

At January 30, 1999, an aggregate of 46.3 shares of authorized common stock were reserved for all of the Plans noted above, of which 9.5 were available for future grants. All outstanding options expire at dates ranging from July 5, 1999 to November 30, 2008.

Stock option transactions are summarized as follows:

                                                         Weighted-Average
                                             Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding January 31, 1998                   24.1               $ 29.12
Granted                                        17.7                 22.18
Exercised                                      (0.7)                17.99
Canceled                                       (4.3)                28.89
--------------------------------------------------------------------------------
Outstanding January 30, 1999                   36.8               $ 26.02
--------------------------------------------------------------------------------
Options exercisable
  at January 30, 1999                          10.8               $ 28.25
================================================================================

The Company utilizes a restoration feature to encourage the early exercise of certain options and retention of shares, thereby promoting increased employee ownership. This feature provides for the grant of new options when previously owned shares of Company stock are used to exercise existing options. Restoration option grants are non-dilutive as they do not increase the combined number of shares of Company stock and options held by an employee prior to exercise. The new options are granted at a price equal to the fair market value on the date of the new grant, and generally expire on the same date as the original options that were exercised.

The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpre-tations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                  1998        1997      1996
--------------------------------------------------------------------------------
Net (loss)/income - as reported                 $ (132)     $  490     $  427
Net (loss)/income - pro forma                     (162)        470        411
Basic (loss)/earnings per share -
  as reported                                    (0.50)       1.72       1.56
Basic (loss)/earnings per share -
  pro forma                                      (0.61)       1.65       1.50
Diluted (loss)/earnings per share -
  as reported                                    (0.50)       1.70       1.54
Diluted (loss)/earnings per share -
  pro forma                                      (0.61)       1.63       1.48
--------------------------------------------------------------------------------

The weighted-average fair value at date of grant for options granted in 1998, 1997 and 1996 were $5.31, $7.66 and $7.35, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 1996 through 1998, a range of assumptions are provided below:

                                       1998           1997            1996
--------------------------------------------------------------------------------
Expected stock price volatility     .283 - .347    .294 - .334     .284 - .328
Risk-free interest rate              4.7% - 5.8%   5.0% - 6.9%      5.0% - 6.8%
Weighted average
    expected life of options          6 years        6 years          6 years
--------------------------------------------------------------------------------

The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.

PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $41, $39 and $31 have been charged to earnings in 1998, 1997, and 1996, respectively.

SEGMENTS

As a result of the adoption of SFAS No. 131 - Disclosures About Segments of an Enterprise and Related Information, segment information for 1997 and 1996 has been restated to conform to the 1998 presentation.

The Company's reportable segments are Toys"R"Us - United States and Toys"R"Us - International. Divisions that do not meet quantitative reportable thresholds are included in the category classified as Other. This category is comprised of the Kids"R"Us and Babies"R"Us divisions. Toys"R"Us - United States operates toy stores in 49 states and Puerto Rico and Toys"R"Us - International operates or franchises toy stores in 26 countries outside the United States. Information on segments and a reconciliation to (loss)/income before income taxes, are as follows:

                                                                   Year ended
--------------------------------------------------------------------------------
                                   January 30,     January 31,    February 1,
                                          1999            1998          1997
--------------------------------------------------------------------------------
Sales
  Toys"R"Us - USA                     $  6,581        $  6,814       $ 6,336
  Toys"R"Us - International              2,996           2,867         2,781
  Other                                  1,593           1,357           815
--------------------------------------------------------------------------------
Total                                 $ 11,170        $ 11,038       $ 9,932
--------------------------------------------------------------------------------
Operating Profit
  Toys"R"Us - USA                     $    501        $    654       $   650
  Toys"R"Us - International                146             165           126
  Other                                     59              41            48
  General corporate
  expenses                                 (21)            (16)          (10)
  Interest expense, net                    (93)            (72)          (81)
  Restructuring & other charges           (698)(a)        --             (60)(b)
--------------------------------------------------------------------------------
(Loss)/earnings before taxes
  on income                           $   (106)       $    772       $   673
================================================================================
Identifiable Assets
  Toys"R"Us - USA                     $  5,075        $  5,193       $ 3,889
  Toys"R"Us - International              2,095           2,282         2,346
  Other                                    303             243           993
  Corporate(c)                             426             245           795
--------------------------------------------------------------------------------
Total                                 $  7,899        $  7,963       $ 8,023
================================================================================

(a) The Company recorded charges of $698 ($508 net of tax benefits) for restructuring and other charges.

(b) Arbitration award charge of $60 ($38 net of tax benefits).

(c) Consists primarily of cash and cash equivalents.

ACQUISITION

On February 3, 1997, the Company acquired all of the outstanding common shares of Baby Superstore, Inc. ("Baby Superstore") for 13 shares of its treasury stock valued at approximately $376. This acquisition was accounted for as a purchase as at February 1, 1997. The excess of purchase price over net assets acquired of $365 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.

RESTRUCTURING AND OTHER CHARGES

On September 16, 1998, the Company announced strategic initiatives to reposition its worldwide business. The cost to implement these initiatives, as well as other charges resulted in a total charge of $333 ($266 net of tax benefits, or $1.00 per share). The Company determined that the strategic initiatives required a restructuring charge of $294 to close and/or downsize stores, distribution centers and administrative functions. This worldwide plan includes the closing of 50 toy stores in the International division, predominately in continental Europe, and 9 in the United States that do not meet the Company's return on investment objectives. The Company will also close 31 Kids"R"Us stores and convert 28 nearby US toy stores into combination stores in the new C-3 format discussed below. Combination stores include toys and an apparel selling space of approximately 5,000 square feet. Other charges consist primarily of changes in accounting estimates and provisions for legal settlements of $39 recorded in selling, general and administrative expenses. Of the total restructuring and other charges, $149 relates to domestic operations and $184 relates to International operations. Remaining reserves of $149 should be utilized in 1999, with the exception of long-term lease commitments, which will be utilized in 1999 and thereafter.

Also on September 16, 1998, the Company announced mark-downs and other charges to cost of sales of $345 ($229 net of tax benefits, or $.86 per share). The Company has designed a new store format called C-3. The Company plans to convert approximately 200 US toy stores to the new C-3 format in 1999. Of this charge, $253 related to markdowns required to clear excess inventory from its stores so the Company can proceed with its new C-3 store format on an accelerated basis. Another component of the charge was inventory markdowns of $29 related to the closing and/or downsizing of stores discussed above. The Company also recorded charges to cost of sales of $63 related to inventory system refinements and changes in accounting estimates. Of these charges, $288 relate to domestic operations and $57 relate to International operations. Remaining reserves of $107 are expected to be utilized in 1999.

Additionally, in the fourth quarter of 1998 the Company recorded a charge of $20 ($13 net of tax benefits, or $.05 per share), related to the resolution of third party claims asserted from allegations made by the Federal Trade Commission. This charge was in addition to a $15 charge relating to the same matter, included in the charges mentioned above. (See Other Matters).

At January 30, 1999, the Company had approximately $45 of liabilities remaining for its restructuring program announced in 1995 primarily relating to long-term lease obligations.

The Company believes that reserves are adequate to complete the restructuring and other programs described previously.

On July 12, 1996, an arbitrator rendered an award against the Company in connection with a dispute involving rights under a 1982 license agreement for toy store operations in the Middle East. Accordingly, the Company recorded a provision of $60 during 1996, ($38 net of tax benefits, or $.14 cents per share), representing all costs in connection with this matter.

OTHER MATTERS

On May 22, 1996, the Staff of the Federal Trade Commission (the "FTC") filed an administrative complaint against the Company alleging that the Company is in violation of Section 5 of the Federal Trade Commission Act for its practices relating to warehouse clubs. The complaint alleges that the Company reached understandings with various suppliers that such suppliers not sell to the clubs the same items that they sell to the Company. The complaint also alleges that the Company "facilitated understandings" among the manufacturers that such manufacturers not sell to clubs. The complaint seeks an order that the Company cease and desist from this practice. The matter was tried before an administrative law judge in the period from March through May of 1997. On September 30, 1997, the administrative law judge filed an Initial Decision upholding the FTC's complaint against the Company. On October 13, 1998, the FTC issued a final order and opinion upholding the FTC's complaint against the Company.

The Company has appealed the FTC's decision to the United States Court of Appeals for the Seventh Circuit.

After the filing of the FTC complaint, several class action suits were filed against the Company in State courts in Alabama and California, alleging that the Company has violated certain state competition laws as a consequence of the behavior alleged in the FTC complaint. After the Initial Decision was handed down, more than thirty purported class actions were filed in federal and state courts in various jurisdictions alleging that the Company has violated the federal antitrust laws as a consequence of the behavior alleged in the FTC complaint. In addition, the attorneys general of forty-four states, the District of Columbia and Puerto Rico have filed a suit against the Company in their capacity as representatives of the consumers of their states, alleging that the Company has violated federal and state antitrust laws as a consequence of the behavior alleged in the FTC complaint. These suits seek damages in unspecified amounts and other relief under state and/or federal law.

The Company believes that it has always acted fairly and in the best interests of its customers and that both its policy and its conduct in connection with the foregoing have been and are within the law. However, to avoid the cost and uncertainty of protracted litigation the Company has reached an agreement in principle to settle all of the class action and attorney general lawsuits in a manner which will not have a material adverse effect on its financial condition, results of operations or cash flow. The Company has accrued all anticipated costs relating to this matter as of January 30, 1999.


Some of the most popular
electronic systems, video games
and computer software are
seem first at Toys "R" Us!

[Photo]

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

/s/ Robert C. Nakasone              /s/ Louis Lipschitz
-----------------------             ---------------------------
Robert C. Nakasone                  Louis Lipschitz
Chief Executive Officer             Executive Vice President
                                    and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at January 30, 1999 and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles.

                                             Ernst & Young LLP

New York, New York
March 10, 1999

Directors and Officers

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

NORMAN S. MATTHEWS
Consultant

HOWARD W. MOORE
Consultant

ROBERT C. NAKASONE
Chief Executive Officer
of the Company

ARTHUR B. NEWMAN
Senior Managing Director,
Blackstone Group

Corporate and Administrative

ROBERT C. NAKASONE
Chief Executive Officer

LOUIS LIPSCHITZ
Executive Vice President
and Chief Financial Officer

MICHAEL G. SHANNON
Executive Vice President and
President U.S. Toy Stores

FRANCESCA L. BROCKETT
Senior Vice President -
Strategic Planning/Business Development

ROGER C. GASTON
Senior Vice President -
Human Resources

JOHN HOLOHAN
Senior Vice President -
Chief Information Officer

RAYMOND L. ARTHUR
Vice President - Corporate Controller

DAN BOOHER
Vice President -
Architecture and Construction

KRISTOPHER M. BROWN
Vice President - Distribution and Traffic

REBECCA A. CARUSO
Vice President -
Corporate Communications

MICHAEL J. CORRIGAN
Vice President -
Compensation and Benefits

RICHARD N. CUDRIN
Vice President -
Associate Relations

EILEEN C. GABRIEL
Vice President - Information Systems

ELIZABETH S. JORDAN
Vice President -
Organizational Development

JON W. KIMMINS
Vice President - Treasurer

DION C. ROONEY
Vice President - Systems Development

MICHAEL L. TUMOLO
Vice President - Counsel

PETER W. WEISS
Vice President - Taxes

ROBERT S. ZARRA
Vice President - Internal Audit

DENNIS J. BLOCK
Secretary
Partner-Cadwalader, Wickersham & Taft

Toys"R"Us United States

MICHAEL G. SHANNON
President

MICHAEL J. MADDEN
President - Store Operations

KEITH C. VAN BEEK
President -
Merchandising and Marketing

JAMES E. FELDT
Executive Vice President -
Merchandising

WARREN F. KORNBLUM
Senior Vice President -
Chief Marketing Officer

ROBERT J. WEINBERG
Senior Vice President -
General Merchandise Manager

JOEL D. ANDERSON
Vice President - Toys"R"Us Direct

DAVID M. BREWI
Vice President - World Leader

THOMAS F. DELUCA
Vice President - Imports, Product Development and Safety Assurance

BARBARA A. FITZGERALD
Vice President - People Development

PHILIP S. FOUSSEKIS
Vice President - Loss Prevention

ANDREW R. GATTO
Vice President -
Product Development

DANIEL D. HLAVATY
Vice President - Business Reengineering

JEREL G. HOLLENS
Vice President -
Merchandising Planning

MARIANITA HOWARD
Vice President -
Creative Services

FREDERICK L. HURLEY
Vice President - World Leader

JOSEPH J. LOMBARDI
Vice President - Controller

MITCHELL B. LOUKOTA
Vice President - World Leader

CHARLENE MADY
Vice President -
Area Merchandise Planning

GERALD S. PARKER
Vice President -
Customer Support and Administration

DAVID P. PICOT
Vice President - Real Estate

DEBRA M. ROOD
Vice President -
Toys"R"Us Direct Fulfillment

TIMOTHY J. SLADE
Vice President - Store Planning

WILLIAM A. STEPHENSON
Vice President -
Merchandise Planning and Allocation

JOHN P. SULLIVAN
Vice President - World Leader

GREGG TREADWAY
Vice President - C-3 Development

DENNIS J. WILLIAMS
Vice President - Sales

THOMAS A. DRUGAN
Regional Vice President - Midwest

HARVEY J. FINKEL
Regional Vice President - Northeast

TRUVILLUS HALL
Regional Vice President - Northwest

MICHAEL K. HEFFNER
Regional Vice President - Gulf States

SAMUEL M. MARTIN
Regional Vice President - West

JOHN J. PRAWLOCKI
Regional Vice President - Southeast

EDWARD F. SIEGLER
Regional Vice President - Mid-Atlantic

KEVIN VANDERGRIEND
Regional Vice President - Ohio Valley

Toys"R"US International

GREGORY R. STALEY
President

BRUNO A. ROQUEPLO
Senior Vice President -
Finance and Administration

ERNEST V. SPERANZA
Senior Vice President - Marketing

JOAN W. DONOVAN
Vice President -
General Merchandise Manager

JEFF HANDLER
Vice President - Advertising

LARRY S. JOHNSON
Vice President - Franchise Markets

MICHAEL C. TAYLOR
Vice President - Franchising/Logistics

DAVID RURKA
Managing Director -
Toys"R"Us United Kingdom and
Chairman of the European
Management Board

JOHANNES DERCKS
President -
Toys"R"Us Central Europe

JACQUES LEFOLL
President -
Toys"R"Us France/Belgium

ROBERT F. MORAN
President - Toys "R" Us (Canada) Ltd.

JOHN SCHRYVER
Managing Director -
Toys"R"Us Australia

MANABU TAZAKI
President -
Toys"R"Us Japan

ANTONIO URCELAY
Managing Director -
Toys"R"Us Iberia

LARRY D. GARDNER
Vice President -
Toys"R"Us Asia

SCOTT W.K. CHEN*
General Manager -
Toys"R"Us Taiwan

JOE TANG*
General Manager -
Toys"R"Us Hong Kong

MICHAEL S.M. YEO*
General Manager -
Toys"R"Us Singapore

*Country Management


Kids"R"Us/Babies"R"Us*

RICHARD L. MARKEE
President -
Kids"R"Us and Babies"R"Us

JAMES G. PARROS
Senior Vice President -
Stores and Distribution Center Operations

MARTIN E. FOGELMAN
Vice President -
World Leader Juvenile Products

LAURA J. FREEMAN
Vice President - Divisional
Merchandise Manager

JONATHAN M. FRIEDMAN
Vice President - Chief Financial Officer -
Kids"R"Us and Babies"R"Us

JAMES L. EASTON
Vice President -
General Merchandise Manager

VINCENT A. SCARFONE
Vice President -
Human Resources

CHRISTOPHER M. SCHERM
Vice President -
Divisional Merchandise Manager

DAVID E. SCHOENBECK
Vice President -
Operations - Babies "R" Us

SANDEE A. SPRINGER
Vice President- Divisional
Merchandise Manager

DAVID S. WALKER
Vice President - Advertising

PAMELA B. WALLACK
Vice President - Product Development

*Kids"R"Us Officer, unless otherwise indicated.

Parents and children
discover amazing
ways to play and
learn in our
Learning Center.

[Photo]

Quarterly Financial Data and Market Information
TOYS"R"US, INC. AND SUBSIDIARIES

Quarterly Financial Data
(In millions except per share data)

The following table sets forth certain unaudited quarterly financial information.

                                     First    Second      Third        Fourth
                                   Quarter   Quarter    Quarter       Quarter
--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------
Net Sales                           $2,043    $2,020    $ 2,171        $4,936
Cost of Sales                        1,417     1,390      1,831         3,553
Net Earnings/(Loss)                     19        14       (475)(a)       310(b)
Basic Earnings/(Loss)
  per Share                         $  .07    $  .05    $ (1.85)       $ 1.23
Diluted Earnings/(Loss)
  per Share                         $  .07    $ .05     $ (1.85)       $ 1.23

1997
--------------------------------------------------------------------------------
Net Sales                           $1,924    $1,989    $ 2,142        $4,983
Cost of Sales                        1,326     1,355      1,455         3,574
Net Earnings                            29        37         46           378
Basic Earnings per Share            $ 0.10    $ 0.13    $  0.16        $ 1.33
Diluted Earnings per Share          $ 0.10    $ 0.13    $  0.16        $ 1.32

(a) Third quarter results include restructuring and other charges of $678 ($495 net of tax benefits, or $1.86 per share).
(b) Fourth quarter results include provisions for legal settlements of $20 ($13 net of tax benefits, or $.05 per share).

Market Information

The Company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-sixteenth) based on New York Stock Exchange trading since February 1, 1997.

The Company has not paid any cash dividends, however, the Board of Directors of the Company reviews this policy annually.

The Company had approximately 31,200 Stockholders of Record on March 9, 1999.

                                           High              Low
--------------------------------------------------------------------------------
1997  1st Quarter                          29 7/8            24 1/2
      2nd Quarter                          34 13/16          28 1/4
      3rd Quarter                          37 1/8            29 1/8
      4th Quarter                          35 7/16           24 7/8
--------------------------------------------------------------------------------
1998  1st Quarter                          30 7/8            25 7/8
      2nd Quarter                          29 1/2            22 5/16
      3rd Quarter                          23 13/16          15 5/8
      4th Quarter                          21 1/2            14 7/16


Store Locations
Stores Across the United States

                                        Toys           Kids         Babies
--------------------------------------------------------------------------------
Alabama                                    8              1              2
Alaska                                     1             --             --
Arizona                                   11             --              2
Arkansas                                   4             --             --
California                                87             23              8
Colorado                                  11             --              2
Connecticut                               11              6             --
Delaware                                   2              1              1
Florida                                   47             10             10
Georgia                                   18              4              6
Hawaii                                     1             --             --
Idaho                                      2             --             --
Illinois                                  34             19              5
Indiana                                   13              7              2
Iowa                                       8              1             --
Kansas                                     5              1              1
Kentucky                                   8             --              1
Louisiana                                 11             --              1
Maine                                      2              1              1
Maryland                                  19              9              3
Massachusetts                             19              6              1
Michigan                                  25             13              5
Minnesota                                 12              2              1
Mississippi                                5             --             --
Missouri                                  13              5              3
Montana                                    1             --             --
Nebraska                                   3              1             --
Nevada                                     4             --              2
New Hampshire                              5              2             --
New Jersey                                26             18              7
New Mexico                                 4             --             --
New York                                  46             23              3
North Carolina                            16              1              5
North Dakota                               1             --             --
Ohio                                      33             18              6
Oklahoma                                   5             --              1
Oregon                                     8             --              1
Pennsylvania                              33             15              3
Rhode Island                               1              1              1
South Carolina                             9             --              3
South Dakota                               2             --             --
Tennessee                                 14              2              4
Texas                                     54              9             13
Utah                                       6              3              1
Vermont                                    1             --             --
Virginia                                  22              7              7
Washington                                14             --              1
West Virginia                              5             --             --
Wisconsin                                 10              3             --
Puerto Rico                                4             --             --
--------------------------------------------------------------------------------
                                         704            212            113
================================================================================


TOYS"R"US International - 452
-----------------------------
Australia - 24
Austria - 8
Belgium - 3
Canada - 64
Denmark - 10(a)
France - 44
Germany - 59
Hong Kong - 5(a)
Indonesia - 3(a)
Israel - 5(a)
Japan - 76(b)
Luxembourg - 1
Malaysia - 5(a)
Netherlands - 9(a)
Portugal - 6
Saudi Arabia - 3(a)
Singapore - 4
South Africa - 8(a)
Spain - 29
Sweden - 5
Switzerland - 5
Taiwan - 6(a)
Turkey - 5(a)
United Arab
  Emirates - 4(a)
United Kingdom - 61

(a) Franchise or joint venture.
(b) 80% owned

Corporate Data and Citizenship
TOYS"R"US, INC. AND SUBSIDIARIES

Annual Meeting

The Annual Meeting of the Stockholders
of Toys"R"Us will be held at the
Westin Hotel Atlanta North at Perimeter,
7 Concourse Parkway
in Atlanta, Georgia, on
June 9, 1999 at 10:00 A.M.

The Offices of The
Company are Located at
461 From Road
Paramus, New Jersey 07652
Telephone: 201-262-7800

225 Summit Avenue
Montvale, New Jersey 07645
Telephone:  201-802-5000

General Counsel
Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, New York 10036

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Registrar and Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street,
New York, New York 10005
Telephone: 718-921-8200

Common Stock Listed
New York Stock Exchange, Symbol: TOY

Stockholder Information

The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the above address and without charge, a copy of the Annual Report on Form 10-K for the year ended January 30, 1999, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained by calling 800-785-TOYS, or at our web site on the internet at www.toysrus.com

Significant news releases are anticipated to be available as follows:

Call after...     For the following...

May 17, 1999      1st Quarter Results
Aug. 16, 1999     2nd Quarter Results
Nov. 15, 1999     3rd Quarter Results
Jan. 6, 2000      Holiday Sales Results
Mar. 8, 2000      1999 Results

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

Undoubtedly,
the brand
kids love
most!

[Photo]

                                  TOYS "R" US
                                  KIDS "R" US
                                 BABIES "R" US