Form 10-K, Exhibit 13
period 2000-01-29
TOYS R US INC
filed 2000-04-26
CIK 1005414

EXHIBIT 13
                                 2000 & Beyond:
                             "R" Winning Strategies

                                                                          [Logo]
                                                                  Toys "R" Us(R)
                                                              1999 Annual Report

                                [Photo Omitted]

                               Table of Contents

Financial Highlights ..................................................  page  3

Letter to Our Shareholders ............................................  page  5

Divisional Highlights .................................................  page  8

Management's Discussion and Analysis
of Results of Operations and Financial Condition ......................  page 21

Financial Statements ..................................................  page 25

Report of Management and
Report of Independent Auditors ........................................  page 35

Directors and Officers ................................................  page 36

Quarterly Financial Data,
Market Information and Store Locations ................................  page 38

Corporate Data and Citizenship ........................................  page 39

Financial Highlights
TOYS"R"US, INC. AND SUBSIDIARIES


(Dollars in millions except per share data)                                                                      Fiscal Year Ended
==================================================================================================================================
                               Jan. 29,    Jan. 30,  Jan. 31,    Feb.1,   Feb. 3, Jan. 28,  Jan. 29,  Jan. 30,   Feb. 1,   Feb. 2,
                                 2000*      1999**     1998      1997**    1996**   1995      1994      1993      1992      1991
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:

    Net Sales                   $11,862    $11,170    $11,038   $ 9,932   $ 9,427  $ 8,746   $ 7,946   $ 7,169   $ 6,124   $ 5,510
    Net Earnings/(Loss)             279       (132)       490       427       148      532       483       438       340       326
    Basic Earnings/(Loss)
    Per Share                      1.14      (0.50)      1.72      1.56      0.54     1.88      1.66      1.51      1.18      1.12
    Diluted Earnings/(Loss)
    Per Share                      1.14      (0.50)      1.70      1.54      0.53     1.85      1.63      1.47      1.15      1.11

FINANCIAL POSITION AT YEAR END:

    Working Capital             $    35    $   106    $   579   $   619   $   326  $   484   $   633   $   797   $   328   $   177
    Real Estate-Net               2,342      2,354      2,435     2,411     2,336    2,271     2,036     1,877     1,751     1,433
    Total Assets                  8,353      7,899      7,963     8,023     6,738    6,571     6,150     5,323     4,583     3,582
    Long-Term Debt                1,230      1,222        851       909       827      785       724       671       391       195
    Stockholders' Equity          3,680      3,624      4,428     4,191     3,432    3,429     3,148     2,889     2,426     2,046

NUMBER OF STORES AT YEAR END:

    Toys"R"Us - United States       710        704        700       682       653      618       581       540       497       451
    Toys"R"Us - International       462        452        441       396       337      293       234       167       126        97
    Kids"R"Us - United States       205        212        215       212       213      204       217       211       189       164
    Babies"R"Us - United States     131        113         98        82        --       --        --        --        --        --
    Imaginarium                      40         --         --        --        --       --        --        --        --        --

    Total Stores                  1,548      1,481      1,454     1,372     1,203    1,115     1,032       918       812       712

 *  Includes the company's Internet subsidiary, toysrus.com.

**  After restructuring and other charges.

                                [Photo Omitted]

To Our
Shareholders

                                                                 [Photo Omitted]

This is my first formal opportunity to communicate with many of you, and I'm pleased to share with you my enthusiasm for the future of Toys"R"Us.

As a relative newcomer, I have a different perspective of the company, and I'd like you to take a moment to see it through my eyes. When I look at Toys"R"Us, I see a great family of brands and a financially healthy company with a solid cash flow. I also see lots of opportunity.

It comes as no surprise to anyone that Toys"R"Us needs to improve its performance. No doubt many of you have been frustrated by the performance of the company over the last few years, including the holiday season of 1999 which yielded disappointing results. Those financials are thoroughly examined in this report. While we can't change the past, we can learn from it. I believe we have, and I want to tell you why I'm optimistic about the future of Toys"R"Us, and what our priorities are for the next 24 months.

We've got a strong organization of talented and dedicated people, a brand that is second to none in the toy industry, and a solid financial foundation. Let me share with you the strategies that we are focused on executing in 2000 and 2001.

Differentiation.

We're going to focus on four key priorities, beginning with our merchandise offering. It is essential that we differentiate our content from that of our competitors. We will still be the headquarters for the toy brands known and loved by our customers, but we'll be more. We are committed to offering new and exciting products first, and to that end we will be focusing a significant amount of time and attention on developing exclusive new concepts and technologies to offer more unique, fun and interesting products.

We made important strides in that effort here in the U.S. recently. In February, we announced a new line of exclusive branded products with Animal Planet. Animal Planet is the fastest growing cable station in the U.S., and this unique, interactive product line will be unlike anything else on the market. The Animal Planet line will be introduced in our stores this fall, and it is only the beginning of new, exclusive products to come.

The company has also entered into an exclusive partnership with Home Depot. Together with Home Depot, we'll be the store where kids and their parents can buy "real" tools for kids -- actual working tools that are scaled appropriately to a kid's size and capability. These will come complete with accessories like tool belts, safety goggles and work aprons. We'll also offer construction kits for kids that will enable them to build things such as a birdhouse or a bookshelf on their own or under the guidance of an adult. And the Home Depot line of toys will also include role-play items like workbenches or drills that actually simulate the motion of a real drill. We will begin introducing these products in our stores in May with a full assortment rolled out by the end of the summer. We are very excited about this partnership and this line of creative and interactive toys available only at Toys"R"Us.

We've signed a unique licensing agreement with OshKosh B'Gosh, Inc., for a line of baby products under the well-known OshKosh brand. These products, which will be available in our stores in August, bring additional equity to our juvenile line and will include items such as basic juvenile toys, dolls, plush, soft toys and other items.

Toys"R"Us will also develop exclusive products with our most important resources that support their principal brands. This will further strengthen our relationships with key manufacturers while providing interesting and unique products available only at Toys"R"Us.

                                 [Photo Omitted]

The Animal Planet Line is only the beginning of new, exclusive products to come.

[Photo Omitted]

Our focus is on better category segmentation

Refining our Store Format.

There is no question that we have made significant financial investment in remodeling stores over the last few years, both in the C-3 and the Concept 2000 formats. The good news is that the new store formats are out performing the old ones -- and the gap continues to widen with this more customer-friendly format. The new format is a major step forward, and provides a solid foundation on which to build. We also think it provides us with further opportunity to unlock additional performance gains.

The best news, though, is that even with the progress we've made, we're not yet close to maximizing the potential of our new format. That's why we've developed 16 test stores across the country to provide us with laboratories for experimenting with new concepts and refinements.

This test store effort focuses on the reconfiguration of fixturing, better category segmentation and clear projection of merchandising concepts -- all designed to make the shopping experience more pleasant and productive for our guests, the customers who shop at Toys"R"Us. It also includes the addition of many new business categories, the addition of Imaginarium as a child development center, demonstration areas where we can delight our guests with the newest products, and a redefinition of our service level. These test stores include selling specialists and a truly service-focused management commitment. We believe the opportunities for sales growth and guest satisfaction are material. As these concepts are validated, we expect to execute significant rollout by holiday season 2000.

Redeployment of Inventory Investment.

We are redeploying inventory investment to ensure major intensification supporting the most important volume-producing toys in our assortment. We missed many selling opportunities during the holiday season in 1999 by not having enough investment behind the top 1,000 items. We will dramatically improve this process in 2000, and have already begun substantial order placements to ensure key item availability.

Our objective this year is to fund a doubling of the investment in our top 1,000 items by reducing our current levels of non-key inventory and by working with our resources to more tightly focus our investment behind their most important properties. We will still offer the broadest selection of any bricks and mortar store in the world, but this redeployment of inventory depth behind the most important items will help to energize our sales this coming holiday season by ensuring that we have the most wanted items.

Redeployment of Expense Dollars.

We have challenged each operating and support division worldwide to analyze every expense dollar and to eliminate spending that does not productively serve our guests, generate sales or improve productivity.

Those expense dollars are being redeployed to fund guest service, pricing and marketing initiatives designed to drive sales growth in our stores.

Unlocking the Value of our Assets.

There are many assets within this company that offer tremendous value to our shareholders. This was evident in our recent announcement regarding an initial public offering (IPO) plan for Toys"R"Us - Japan. Under the IPO plan, Toys"R"Us
- Japan and the company will offer primary and secondary shares, respectively, to the public in Japan. Such shares should begin trading on the

Demonstration areas delight our customers

[Photo Omitted]

[Photo Omitted]
Babies "R" US ia a clear winner

Japanese OTC market on April 25, 2000. Following that offering, the company will retain a 48% ownership stake of Toys"R"Us - Japan.

This action is beneficial to our shareholders in several ways: we will continue to derive benefits from our 48% share of Toys"R"Us - Japan's future earnings, as well as through royalty income. In addition, the IPO will enable Toys"R"Us - Japan to fund its future growth without support from the company, therefore greatly enhancing our financial flexibility. Furthermore, we expect that the sale of shares, which reduces our ownership position from 80% to 48%, will result in a significant gain for the company.

We will continue to explore other opportunities and alternatives as appropriate to further unlock the value of our assets.

Other Aspects of the Business.

We have begun many initiatives in our U.S. toy stores already, and more are planned in the months ahead. But we're making strides in other areas of our business as well.

Babies"R"Us is a clear winner in the juvenile products market. This division marked the new millenium by reaching the billion-dollar sales mark in January. Babies"R"Us has excelled in all areas of the business, including outstanding guest service, terrific juvenile assortment and strong merchandising and operational capabilities. In addition, the success we have had with our Baby Registry is second to none -- Babies"R"Us registers more expectant parents than any other retailer in the U.S. We're pleased with the strong growth of Babies"R"Us and expect to open 20 new stores this year.

Performance of Kids"R"Us has reached a plateau, but we are making substantial progress in rethinking how to rekindle growth in sales and profits for this division. We have seen significant success with leveraging our Kids"R"Us buying expertise and infrastructure up to our combo stores -- essentially placing Kids"R"Us stores within Toys"R"Us stores -- and we expect to roll out many more of these in 2000.

I mentioned the addition of Imaginarium child development centers within our Toys"R"Us stores earlier in this letter. Based on the tremendous success of the 19 initial tests of this concept, we plan to have upwards of 100 Imaginarium worlds within our Toys"R"Us stores by year-end. In addition, we expect to open five or more free-standing Imaginarium "neighborhood stores" this year as well.

Our International business had a terrific year with a much-improved performance, as the financials indicate. Our International stores have been the vanguard of the redeployment of expense and inventory dollars to maximize their opportunities for this past holiday. We think the future has never been brighter for that segment of our business. A major milestone for the year 2000 will include the opening of our 100th store in Japan, our largest International market.

Finally, our toysrus.com business has proven the power of our brand on the Internet, and we are confident that our "clicks and mortar" strategy will be a long-term winner.

During the last few months of 1999, toysrus.com became one of the fastest growing Web sites on the Internet. With its new management, the advantage of an unbeatable brand name, and brick and mortar assets, we are confident that toysrus.com will become the undisputed one-stop shop for kids, parents and grandparents anywhere in the world.

We took a giant step forward in achieving that goal in February when we announced an exciting strategic partnership between Toys"R"Us, toysrus.com and SOFTBANK, the world's leading Internet venture capital firm. SOFTBANK's $57 million investment is a strong endorsement of our Internet business. SOFTBANK's investment capital will be used to accelerate the development of toysrus.com's infrastructure to support further growth. Their track record, international savvy and unbeatable industry experience will help us in building a world-class e-commerce platform.

Conclusion.

As we look at the months ahead and as we begin to write a new chapter in Toys"R"Us history, it's important to remember that we're building on a strong foundation. Ours is a profitable business that can and will do much better.

We're moving ahead aggressively with our store refinements, adding new products and pockets of excitement as we go. Our stores are going to be more fun and interactive, and more guest-friendly. Our merchandise assortments will be more interesting and captivating with greater guest appeal than competitors can offer. These are realistic, achievable goals, and my commitment to you is that our company will put every resource we have against these goals. We're going to get better, we're going to perform better, and we're going to maintain that momentum.

Many people have asked me over the past few months about my decision to join Toys"R"Us. I can say in all honesty that after working with this organization and looking at what needs to be done, I am even more optimistic and enthusiastic than I was when I first joined. We know what we need to do. Some of you may be skeptical and say that you've heard this before. My request to you, as a shareholder, is to have the patience and the faith in Toys"R"Us to let this strategy unfold. We are moving forward with the greatest possible energy, emotion and commitment. When I look ahead to the future of Toys"R"Us, I see a bright future, and I know that the best days of this company are still in front of us.

/s/ John H. Eyler Jr.
---------------------
John H. Eyler Jr.
President and
Chief Executive Officer

March 27, 2000
                                     vision

                                 [Photo Omitted]

[Photo Omitted]

The power of our brand strengthens our connection with our customer and inspires us to create a shopping experience that is truly satisfying and memorable.

The Toys"R"Us brand has become synonymous with family fun and kids' wishes come true. Such positive associations have made Toys"R"Us among the top-ranked brands for kids, in the company of giants like Disney and McDonald's.

We recognize that the quality of the shopping experience in our stores must be superior to our competition to ensure the continuing strength of our brand. We are committed to making our customers - now referred to as our guests - central to everything we work for in our company.

We have taken actions to ensure that our guests will find the products they are shopping for when they visit our stores. We have improved our forecasting and inventory replenishment process so that we do a better job of being in-stock on the products our guests want - including the most requested and unusual items which are not available in other retail outlets.

[Logo] Toys "R" Us

When kids refer to Toys"R"Us as their favorite store, we are motivated to be even better for them. To meet this objective, we are enhancing the layout of our stores to create greater interactivity and provide more opportunities to demonstrate products. Our desire to bring products to life in a better shopping environment is certain to create more fun and excitement for all our guests.

Our guests have told us that friendly and knowledgeable sales associates are important factors in bringing the shopping experience to a satisfying conclusion. With that in mind, we have undertaken a major initiative to upgrade the quality of our store management and associate teams, as well as to provide funding for improved levels of customer service.

These significant new dimensions to serve our guests better reinforce the single premise that Toys"R"Us is the one place that's all for them. Improving merchandise offerings and customer service are ongoing priorities for all stores; and we anticipate completing the remodeling of all our U.S. stores in two years. We will work every day to continually give our guests more reasons to choose Toys"R"Us over other retailers.

Toys"R"Us will be the brand and the store that captures the most share of heart and mind, the source of all the best for kids, family and fun.

[Two Photos Omitted]

Our remodeled stores feature exciting "worlds" that make shopping easier and more fun for all our guests.

                                    teamwork

                                 [Photo Omitted]

[Logo] TOYS "R" US INTERNATIONAL

With 462 stores in 26 countries, Toys"R"Us is a global leader in retailing for kids and families. Our powerhouse brand is recognized by children everywhere, and no matter what language is spoken, Toys"R"Us translates universally into the best store for fun, excitement, and learning for the whole family.

Our extraordinary success in Japan is a prime example of the strength of our International Brand plus our ability to leverage our global resources. Our incredible growth since we opened our first store in Arakawaoki in 1991 has enabled us to become market leaders for toys and juvenile products in Japan. In 1999, we surpassed the one billion dollar sales level in that market. We have recently announced an initial public offering of stock in Toys"R"Us-Japan; and we will achieve another milestone there in the year 2000 when we open our 100th store.

Our worldwide presence has enabled us to identify trends, and provide our guests with unique products and proprietary brands that are available only at Toys"R"Us. In most of our countries worldwide, we have successfully expanded our juvenile merchandise offerings through the Babies"R"Us departments in our toy stores. These examples prove that our global leverage is one of our greatest assets.

Excellent management and dedicated associates in each international market, combined with strategic assistance from the corporate support team enables us to serve a record number of customers in "R"World.

Our international presence gives us great opportunities to learn and share the best practices from around the world with the introduction of new and unique product lines, enhanced merchandise presentations and innovative marketing campaigns. Our goal is to make the Toys"R"Us shopping experience even better, store by store and country by country.

These success stories are a tribute to the continuing excellence displayed by our international associates and their partnership with the corporate support team.

We will continue to work together to build the brand that kids and their families love worldwide. Our on-going emphasis on maintaining the best merchandise assortments, presenting in-store excitement and excellent customer service will reinforce our global commitment to kids, family and fun.

                                [Photo Omitted]
                                   opportunity

                                 [Photo Omitted]

[Logo] toysrus.com

Toysrus.com experienced massive growth in the fourth quarter of 1999, during the key holiday selling season. We accomplished these successes on a new website (launched in October), with a new management team, and using a fraction of the marketing and promotion investment of our online competitors - a testament to the drawing power of the "R"Us brand.

We learned valuable lessons and made some tough calls, including the proactive decision to inform a small percentage of our guests that their orders may not arrive on time. (Over 97% of our shipments arrived by Dec. 25th.) We can and will rise to the challenge of retailing on the Internet, bringing customers a better and more confident online presence and responding to the needs of the Internet shopper.

The growth and acceptance of shopping for goods and services on the worldwide web presents a major sales opportunity. Over the next five years, the number of online users around the world is projected to increase more than three-fold to 400 million. Our goal is to build a world-class e-commerce infrastructure, taking toysrus.com forward into an exciting future.

In the fourth quarter of 1999, with heightened website traffic and orders, toysrus.com was the...

Number One*

o     fastest growing e-commerce site on the Internet

o     online toy site, the first traditional retailer to surpass a pure e-tailer

o     e-commerce site for women

o     bricks-and-mortar site

Number Five*

o     e-commerce site overall

* Source:Media Metrix.


                                [Photo Omitted]

As we enter a revolutionary period in retail and consumer marketing, toysrus.com is uniquely positioned to become a global leader on the Internet.

                                [Photo Omitted]

[Photo Omitted]

Our guests can look forward to a more focused assortment of key items and the newest fashion trends.

[Photo Omitted]

Through extensive consumer research, our Kids"R"Us customers have given us a clear picture of the store that they would like us to be. Our guests want an exciting store that's easier to shop, with a more focused assortment of key items and the newest fashion trends. They want us to offer them the best value propositions. They want us to be more available to assist them with their shopping needs. Our focus for the year ahead is clear: make it happen for our guests.

We will continue to grow by adding over 70 more Kids"R"Us combo stores within Toys"R"Us stores by the end of the year, bringing our guests added convenience and leveraging our "R"Us family connection. In addition, programs are underway that focus on "guest delight" and elevating service levels, with associate training and recognition components.

Our customer communications will be more targeted as well. A fresh new look in our advertising and direct mail efforts will enable us to present clear branding and value messages to our guests throughout the year.

                                [Photo Omitted]

                                     focus
We're sharpening our merchandise mix, making shopping more rewarding for our guests, and taking Kids"R"Us forward in the competitive marketplace.

                                [Photo Omitted]

                             [Logo] BABIES"R"US (R)
                                Baby Superstore (R)

In January 2000, Babies"R"Us reached the billion dollar sales mark. We could not have asked for a better way to enter the new millennium. The growth and success of this "Billion Dollar Baby" is testimony to our commitment to excellence at all levels of our organization.

Looking ahead, we will continue to establish Babies"R"Us as the premier retailer of baby products, and to grow our market share. As we open more new stores, the guest focus that is pervasive throughout the "R"Us Family will drive our initiatives in marketing, merchandising and human resources.

We will reach our guests through strategic marketing and advertising, with messages that build the strength of our brand and communicate the benefits and services at our stores. Local events like our BabyFest Weekends, combined with programs that allow us to partner with childbirth educators, OB-GYNs, and hospitals will also help us reach potential customers as early as possible.

We will make our in-store experience even more unique, through merchandise that is exclusive to our stores. As we expand and develop our Koala Baby and Especially for Baby brands, our guests can look forward to quality products that can only be found at Babies"R"Us.

[Photo Omitted]

The success we have had with our Baby Registry is second to none. Babies"R"Us registers more expectant parents than any other retailer in the U.S.

To make sure that we provide our guests with the best service possible, programs that focus on product training and product knowledge are in place for all our associates.

Our guests have paid us the ultimate compliment by returning to our stores again and again. They expect and deserve the best selection and the highest level of service. Babies"R"Us will deliver - for 2000 and beyond.

                             [Photo Omitted]
                                  growth

1999 was a banner year for Babies"R"Us, with our chain that grew to 131 total stores across the country. We directed our resources towards establishing our leadership position in the juvenile retail market.

                                 [Photo Omitted]

[Photo Omitted]

The addition of Imaginarium stores to the "R"Us Family enables us to explore new ways to delight our customers.

Imaginarium stores immerse children and adults in a fun environment that stimulates all the senses - where play and exploration are encouraged to the fullest. Children and their parents quickly become part of a memorable in-store experience. From the children's music that fills the store, to the many product demonstrations and in-store craft classes they can participate in, Imaginarium offers children and their parents something to enjoy and remember.

Our neighborhood stores are located in 40 towns (and growing) across the country. Each Imaginarium store carries the finest collection of quality toys from around the world. Every item in our "Galaxy of Toys"(a) is specially chosen by our "Master Toyologist"(a), whose criteria for selection includes high play and learning values, excellent quality and, most of all, fun!

[Logo] Imaginarium(R)
A Galaxy of Toys(R)

The attraction and appeal of the Imaginarium neighborhood stores and specialty merchandise was recreated inside 19 Toys"R"Us stores in October 1999. New specialty brands, known for their quality and educational value, were introduced to Toys"R"Us and presented along with traditional favorites for a successful merchandise mix. These test stores generated positive sales results and customer feedback.

Moving forward into the year 2000, Imaginarium will focus on three key initiatives. The first is the expansion of the Imaginarium "worlds" within the Toys"R"Us stores. The second is the addition of new neighborhood stores; and the third is the expansion of our Imaginarium.com site (integrating with the toysrus.com site). Imaginarium is committed to merchandise the finest playthings to promote learning and fun, while providing outstanding customer service - all in an environment of fun and discovery.

                                 [Photo Omitted]
                                    discovery

                                [Photo Omitted]

Financial Section

Management's Discussion and Analysis
of Results of Operations and
Financial Condition ............................. page 21

Financial  Statements ........................... page 25

Report of Management and
Report of Independent Auditors .................. page 35

Directors and Officers .......................... page 36

Quarterly Financial Data,
Market Information
and Store Locations ............................. page 38

Corporate Data and
Citizenship ..................................... page 39

Manangement's Discussion and Analysis
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS*
Comparison of Fiscal Year 1999 to 1998

The company's total sales increased 6% to $11.9 billion from $11.2 billion. The total sales growth was primarily driven by a 3% increase in comparable store sales, as well as continued new store expansion, partially offset by the closing of 46 under-performing stores in 1999 and 1998 (see "Restructuring and Other Charges" below). Comparable store sales for the USA toy store division increased 3% . The USA comparable toy store sales increases were driven primarily by improved merchandising trends and strong sales of Pokemon and electronic and video products. These gains were partially offset by the deflationary impact of video hardware sales, and were limited by industry-wide shortages of electronic and other products during the holiday season. The International toy store division results of operations discussed below include the results of Toys"R"Us
- Japan. Total sales for the International toy store division increased 7% and comparable international toy store sales, on a local currency basis, increased 2%. The comparable international toy store sales increases reflect improved performances in several merchandise categories, in particular, the juvenile, toy and electronics categories. Total sales for the Babies"R"Us division exceeded the $1 billion milestone in 1999 and increased 28%. Comparable store sales for Babies"R"Us increased 9%. The Kids"R"Us division reported a 3% comparable store sales decrease. The company's toysrus.com Internet subsidiary reported total sales of $49 million from its inception in May 1999.

International sales were favorably impacted by the translation of local currency into U.S. dollars by approximately $59 million in 1999 and unfavorably impacted by approximately $30 million in 1998. Neither the translation of currency into U.S. dollars nor inflation had a material effect on the company's operating results for 1999.

In 1998, the company recorded restructuring and other non-recurring charges of $698 million to reposition its world-wide business, as set forth below. For comparability purposes, the following discussion regarding results of operations excludes the impact of these charges.

On a consolidated basis, 1999's cost of sales as a percentage of sales was 70.1% versus 70.2%. The USA toy store division reported cost of sales as a percentage of sales of 71.6% as compared to 71.0%. This increase was a result of increased markdowns to keep inventory fresh. The International toy store division reported cost of sales as a percentage of sales of 69.2% versus 69.1%. The Babies"R"Us division reported cost of sales as a percentage of sales of 67.2% versus 69.0%, reflecting a favorable change in the sales mix.

On a consolidated basis, selling, general and administrative expenses (SG&A) as a percentage of sales increased to 23.1% from 21.3%. This increase was due in part to establishing and operating toysrus.com, the company's Internet subsidiary, the implementation of strategic initiatives targeted to improve the company's long-term performance, and costs related to the reformatting of the company's toy stores to the C-3 format. The USA toy store division reported SG&A as a percentage of sales of 19.8% versus 18.6%, while the International toy store division reported SG&A as a percentage of sales of 23.4% versus 23.6%. The Babies"R"Us division reported SG&A as a percentage of sales of 24.0% versus 25.0%.

Depreciation and amortization increased to $278 million from $255 million. This increase was due in part to additional new stores and renovations to the C-3 format, as well as strategic investments to improve management information systems.

Interest expense decreased by $11 million. This decrease was due primarily to lower average interest rates in 1999. Also included in 1998 interest expense is $6 million relating to the early extinguishment of long-term debt.

Included in the company's 1999 results are net costs to establish and operate the company's Internet subsidiary, toysrus.com. Excluding the impact of these net costs, 1999 earnings before income taxes, net earnings and diluted earnings per share would have been $526 million, $334 million and $1.36, respectively.

The company's effective tax rate was unchanged at 36.5%, excluding the restructuring and other charges.

Comparison of Fiscal Year 1998 to 1997

The company's total sales increased to $11.2 billion from $11.0 billion. In 1998, sales were negatively impacted by the overall weakness in the worldwide toy industry which was cycling against strong sales of virtual pets, action figures and plush from the prior year. In addition, sales were negatively impacted by sales of video hardware and software at lower price points as well as the deflationary effect from sales of clearance merchandise related to the company's inventory reduction program. Comparable store sales for the USA toy store division declined 4%, while the International toy store division had a 2% comparable store sales decline, in local currency. The Babies"R"Us division reported a 19% comparable store sales increase and the Kids"R"Us division reported a 2% comparable store sales decrease.

International sales were unfavorably impacted by the translation of local currency into U.S. dollars by approximately $30 million in 1998 and $250 million in 1997. Neither the translation of currency into U.S. dollars nor inflation had a material effect on the company's operating results for 1998 and 1997.

* References to 1999, 1998, and 1997, are for the 52 weeks ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.

Manangement's Discussion and Analysis
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On a consolidated basis, cost of sales as a percentage of sales was 70.2% versus 69.8%. The USA toy store division reported cost of sales as a percentage of sales of 71.0% versus 70.5%. The International toy store division reported cost of sales as a percentage of sales of 69.1% versus 68.8%. These increases were due to a shift in the sales mix to lower margin video software merchandise from higher margin action figures and virtual pet products. The Babies"R"Us division reported cost of sales as a percentage of sales of 69.0% versus 70.7%.

On a consolidated basis, SG&A as a percentage of sales was 21.3% versus 20.2%. The USA toy store division reported SG&A as a percentage of sales of 18.6% versus 17.5%, the International toy store division reported SG&A as a percentage of sales of 23.6% versus 23.1%. These increases were primarily a result of the implementation of strategic initiatives, as well as store expansion. The Babies"R"Us division reported SG&A as a percentage of sales of 25.0% versus 27.1%.

Depreciation, amortization and write-offs were $255 million as compared to $253 million.

Interest expense increased by $17 million primarily due to higher average borrowings outstanding throughout the year as a result of the company's share repurchase programs. Also included in 1998 interest expense is $6 million relating to the early extinguishment of long-term debt.

The company's effective tax rate for 1998 was unfavorably affected by the restructuring and other charges recorded in 1998. Excluding the impact of these charges, the company's effective tax rate was unchanged at 36.5%.

Restructuring and Other Charges

During 1998, the company announced strategic initiatives to reposition its worldwide business and other charges including the customer-focused reformatting of its toy stores into the new C-3 format, as well as the restructuring of its international operations, all of which resulted in a charge of $353 million ($279 million net of tax benefits, or $1.05 per share). The strategic initiatives resulted in a restructuring charge of $294 million. The other charges of $59 million primarily consisted of changes in accounting estimates and provisions for legal settlements. The company has closed 46 underperforming stores and 7 administrative offices, as well as 4 distribution centers. The company is continuing to aggressively negotiate the closing/downsizing of the remaining stores and distribution centers included in its repositioning program and intends to execute the remainder of the initiatives included in the program. Details on the components of the charges are described in the notes to the consolidated financial statements and are as follows:

                                                     Reserve             Reserve
                                           Utilized  Balance  Utilized   Balance
Description                       Charge   in 1998   1/30/99  in 1999    1/29/00
--------------------------------------------------------------------------------
Closings/downsizings:
  Lease commitments               $ 81      $ --      $ 81      $19         $62
  Severance and
  other closing costs               29         4        25        11         14
  Write-down of property,
  plant and equipment              155       155        --        --         --
  Other                             29         5        24        13         11
--------------------------------------------------------------------------------
Total restructuring               $294      $164      $130       $43        $87
================================================================================
Changes in accounting
estimates and provisions
for legal settlements             $ 59      $ 20      $ 39       $ 9        $30
================================================================================

In 1998, the company also announced markdowns and other charges of $345 million ($229 million net of tax benefits, or $0.86 per share). Of this charge, $253 million related to markdowns required to clear excess inventory from stores, primarily to enable the company to proceed with the C-3 conversions on an accelerated basis. The company's objective with its new C-3 concept is to provide customers with a better shopping experience leading to increased sales and higher inventory turns. In addition, the company recorded $29 million in markdowns related to the store closings discussed previously. The company also recorded charges to cost of sales of $63 million related to inventory system refinements and changes in accounting estimates. Unused reserves at January 29, 2000 are expected to be utilized in the company's upcoming business cycle. Details of the markdowns and other charges are as follows:

                                                     Reserve             Reserve
                                           Utilized  Balance  Utilized   Balance
Description                       Charge   in 1998   1/30/99  in 1999    1/29/00
--------------------------------------------------------------------------------
Markdowns
  Clear excess
  inventory                       $253      $179      $ 74         $72      $ 2
  Store closings                    29         2        27          15       12
  Change in accounting
  estimates and other               63        57         6           6       --
--------------------------------------------------------------------------------
Total cost of sales               $345      $238      $107         $93      $14
================================================================================

The company has substantially completed its restructuring program that was announced in 1995, with the exception of long-term lease commitment reserves that will be utilized throughout 2000 and thereafter.

The company believes all reserves are adequate to complete its restructuring programs.

Liquidity and Capital Resources

The company's cash flow from operations were $865 million in 1999 and $964 million in 1998. The difference relates primarily to the non-cash portion of the 1998 restructuring charge as well as a significant decrease in inventories in 1998, partially offset by higher net earnings in 1999. Cash flows from operations increased to $964 million in 1998 from $509 million in 1997 primarily due to a significant reduction in inventories during 1998 as well as higher accounts payable, accrued expenses and other liabilities.

Manangement's Discussion and Analysis
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Cash flows used for investing activities increased by $182 million in 1999, due to new store expansion in the Babies"R"Us division and International toy store division, USA toy store conversions to the C-3 format, as well as capital requirements to establish and operate the company's toysrus.com Internet subsidiary. The company now operates 170 toy stores in the U.S. in the C-3 format and 163 additional toy stores in the U.S. with retrofitted "front-ends". In addition, the company invested $43 million for the purchase of Imaginarium (see "Other Matters" below). Cash flows used for investing activities decreased by $94 million in 1998 from 1997, primarily due to fewer new store openings in 1998, as well as fewer store conversions in 1998.

Cash flows used for financing activities decreased to $102 million in 1999 from $344 million in 1998. As discussed above, the company increased the number of toy stores converted to its C-3 format in 1999 and thus decreased the amount of cash used for its share repurchase program to $200 million in 1999, from $723 million in 1998. In addition, net borrowings decreased by $279 million for 1999 verses 1998. Cash flows used for financing activities decreased to $344 million in 1998 from $498 million in 1997 primarily due to repayment of a $115 million Baby Superstore obligation in 1997.

For 2000, capital requirements for new stores, conversions of existing stores and other capital investments are estimated at approximately $550 million. These plans include the addition of approximately 20 new Babies"R"Us stores in the United States, approximately 30 new International toy stores, including 17 new stores in Japan and 10 franchise stores. The company is also planning the conversion of approximately 70 toy stores in the U.S. into C-3 combo stores. In addition, the company's capital investment plans also include major revisions to its distribution center structure and enhancements to its management information systems.

In 1999, the company repurchased 12 million shares of its common stock through its share repurchase programs for a total of $200 million. At January 29, 2000, the company has $130 million remaining in its $1 billion share repurchase program announced in January 1998. On March 20,2000, the company announced that its Board of Directors approved a new $1 billion share repurchase program. The company will continue to repurchase additional shares when appropriate.

The company announced several major strategic initiatives regarding online retailing, as part of the company's strategy to become a global leader in the online retail market for toys and children's products. Although online sales currently represent only a very small percentage of the overall toy business, it is a rapidly growing retail segment. Over the next five years, the number of online users around the world is forecasted to increase more than three fold to over 400 million. The key initiatives include the establishment of toysrus.com as a separate subsidiary of the company and the acquisition of a 500,000 square foot distribution center dedicated solely to the fulfillment of orders placed with toysrus.com. In addition, on February 24, 2000, the company entered into a partnership with SOFTBANK Venture Capital and affiliates that included an investment of $57 million in toysrus.com. During the last few months of 1999, toysrus.com became one of the fastest growing web sites on the Internet. The company plans to continue making strategic investments in toysrus.com to capitalize on the company's brand names, brick and mortar assets, and SOFTBANK's Internet expertise to reach the goal of making toysrus.com a global leader in the online retail market for toys and children's products.

The seasonal nature of the business (approximately 42% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The company has a $1 billion multi-currency unsecured committed revolving credit facility expiring in December 2002, from a syndicate of financial institutions. There were no outstanding balances under this revolver at January 2000, 1999 and 1998. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the $1 billion revolving credit facility, issuance of commercial paper and/or other bank borrowings of foreign subsidiaries.

Other Matters

On August 20, 1999, the company acquired all of the capital stock of Imaginarium Toy Centers, Inc. for approximately $43 million in cash and the assumption of certain liabilities. The company believes this acquisition will accelerate its strategy to establish a leadership position in the learning and educational category and will provide further opportunities for new growth. The company is currently operating existing Imaginarium stores under the Imaginarium name. The operating results of Imaginarium from the date of acquisition were not material to the overall results or financial condition of the company.

On August 26, 1999, Robert C. Nakasone resigned as the company's Chief Executive Officer and as a director. Also on that date Michael Goldstein, Chairman of the Board of Directors, was named Chief Executive Officer on an interim basis. Mr. Goldstein was Chief Executive Officer of the company from 1994 to 1998. On January 17, 2000, John H. Eyler, Jr. was named President and Chief Executive Officer and a director of the company. Mr. Goldstein remains Chairman of the Board of Directors. In connection with the resignation of Mr. Nakasone as Chief Executive Officer and a director, the company entered into a Separation and Release Agreement with Mr. Nakasone providing for cash payments, the immediate vesting of all unvested options and unvested profit shares held by Mr. Nakasone, as well as the prorated vesting of other unvested equity based awards on the second anniversary of the termination date. The company accrued all costs related to this matter as of January 29, 2000. These amounts were not material to the overall results or financial condition of the company.

Manangement's Discussion and Analysis
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On March 20, 2000, the company announced the planned initial public offering ("IPO") in Japan of shares of Toys"R"Us - Japan. Under the initial public offering plan, Toys"R"Us - Japan and the company will offer primary and secondary shares respectively, to the public in Japan during the first half of fiscal 2000. This offering is subject to Japanese government approval and risks associated with market conditions. After the offering, the company will retain a significant ownership stake of Toys"R"Us - Japan, although less than 50% of the then outstanding shares. Accordingly, subsequent to the completion of the planned IPO, the company will no longer consolidate the financial statements of Toys"R"Us - Japan. Toys"R"Us - Japan will operate as a licensee of Toys"R"Us, Inc.

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

Impact of Year 2000

In prior years, the company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The company will continue to monitor its mission-critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Recent Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. This pronouncement requires the company to adopt SFAS No 133, Accounting for Derivative Instruments and Hedging Activities, on February 4, 2001. SFAS No. 133 requires the company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The company does not expect the adoption of SFAS No. 133 to have a material impact on its financial position, results of operations or cash flows.

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

Forward Looking Statements

This annual report contains "forward  looking"  statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements that are not historical facts, including statements about the company's beliefs or expectations, are forward-looking statements. Such statements involve risks and uncertainties that exist in the company's operations and business environment that could render actual outcomes and results materially different than predicted. The company's forward-looking statements are based on assumptions about many factors, including, but not limited to, ongoing competitive pressures in the retail industry, changes in consumer spending, general economic conditions in the United States and other jurisdictions in which the company conducts business (such as interest rates and consumer confidence) and normal business uncertainty. While the company believes that its assumptions are reasonable at the time forward-looking statements were made, it cautions that it is impossible to predict the actual outcome of numerous factors and, therefore, readers should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update such statements in light of new information or future events that involve inherent risks and uncertainties. Actual results may differ materially from those contained in any forward looking statement.

Consolidated Statements of Earnings
TOYS"R"US, INC. AND SUBSIDIARIES

                                                                                                  Year Ended
                                                            ------------------------------------------------
                                                            January 29,         January 30,      January 31,
(In millions except per share data)                                2000                1999             1998
------------------------------------------------------------------------------------------------------------
Net sales                                                       $11,862             $11,170         $ 11,038
Cost of sales                                                     8,321               8,191            7,710
------------------------------------------------------------------------------------------------------------
      Gross Profit                                                3,541               2,979            3,328
------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                      2,743               2,443            2,231
Depreciation, amortization and asset write-offs                     278                 255              253
Restructuring charge                                                 --                 294               --
------------------------------------------------------------------------------------------------------------
      Total Operating Expenses                                    3,021               2,992            2,484
------------------------------------------------------------------------------------------------------------
      Operating Income/(Loss)                                       520                 (13)             844

Interest expense                                                     91                 102               85
Interest and other income                                           (11)                 (9)             (13)
------------------------------------------------------------------------------------------------------------
      Interest Expense, Net                                          80                  93               72
------------------------------------------------------------------------------------------------------------

Earnings/(loss) before income taxes                                 440                (106)             772
Income taxes                                                        161                  26              282
------------------------------------------------------------------------------------------------------------
Net earnings/(loss)                                             $   279             $  (132)        $    490
============================================================================================================

Basic earnings/(loss) per share                                 $  1.14             $ (0.50)        $   1.72
============================================================================================================
Diluted earnings/(loss) per share                               $  1.14             $ (0.50)        $   1.70
============================================================================================================

See notes to consolidated financial statements.

                                [Photo Omitted]

                                [Photo Omitted]

Consolidated Balance Sheets
TOYS"R"US, INC. AND SUBSIDIARIES

                                                            January 29,      January 30,
(In millions)                                                      2000             1999
----------------------------------------------------------------------------------------
ASSETS

Current Assets:

Cash and cash equivalents                                      $    584          $   410
Accounts and other receivables                                      182              204
Merchandise inventories                                           2,027            1,902
Prepaid expenses and other current assets                            80               81
----------------------------------------------------------------------------------------
      Total current assets                                        2,873            2,597

Property and Equipment:

Real estate, net                                                  2,342            2,354
Other, net                                                        2,113            1,872
----------------------------------------------------------------------------------------
      Total property and equipment                                4,455            4,226

Goodwill, net                                                       374              347
Other assets                                                        651              729
----------------------------------------------------------------------------------------
                                                               $  8,353          $ 7,899
========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:

Short-term borrowings                                          $    278          $   156
Accounts payable                                                  1,617            1,415
Accrued expenses and other current liabilities                      836              696
Income taxes payable                                                107              224
----------------------------------------------------------------------------------------
      Total current liabilities                                   2,838            2,491

Long-Term Debt                                                    1,230            1,222
Deferred Income Taxes                                               362              333
Other Liabilities                                                   243              229

Stockholders' Equity:

Common stock                                                         30               30
Additional paid-in capital                                          453              459
Retained earnings                                                 4,757            4,478
Foreign currency translation adjustments                          (137)             (100)
Treasury shares, at cost                                        (1,423)           (1,243)
----------------------------------------------------------------------------------------
      Total stockholders' equity                                  3,680            3,624
----------------------------------------------------------------------------------------
                                                               $  8,353          $ 7,899
========================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
TOYS"R"US, INC. AND SUBSIDIARIES

                                                                                                            Year Ended
                                                                     --------------------------------------------------
                                                                     January 29,        January 30,        January 31,
(In millions)                                                               2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Earnings/(Loss)                                                        $ 279             $ (132)              $ 490
Adjustments to reconcile net earnings/(loss) to net cash
provided by operating activities:
      Depreciation, amortization and asset write-offs                        278                255                 253
      Deferred income taxes                                                  156                (90)                 18
      Restructuring and other charges                                         --                546                  --
      Changes in operating assets and liabilities:
           Accounts and other receivables                                     35                (43)                (40)
           Merchandise inventories                                          (192)               233                (265)
           Prepaid expenses and other operating assets                       (69)               (27)                 (9)
           Accounts payable, accrued expenses and other liabilities          497                229                  22
           Income taxes payable                                             (119)                (7)                 40
-----------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                    865                964                 509
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net                                                   (533)              (373)               (494)
Other assets                                                                 (28)               (49)                (22)
Purchase of Imaginarium, net of cash acquired                                (43)                --                  --
-----------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                       (604)              (422)               (516)
=======================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                                    95                  4                (142)
Long-term borrowings                                                         593                771                  11
Long-term debt repayments                                                   (604)              (412)               (176)
Exercise of stock options                                                     14                 16                  62
Share repurchase program                                                    (200)              (723)               (253)
-----------------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                       (102)              (344)               (498)
=======================================================================================================================

Effect of exchange rate changes on cash and cash equivalents                  15                 (2)                (42)

CASH AND CASH EQUIVALENTS
Increase/(decrease) during year                                              174                196                (547)
Beginning of year                                                            410                214                 761
-----------------------------------------------------------------------------------------------------------------------
End of Year                                                                $ 584             $  410               $ 214
=======================================================================================================================

SUPPLEMENTAL DISCLOSURES
OF CASH FLOW INFORMATION
Income tax payments                                                        $ 126             $  122               $ 192
Interest payments                                                          $  92             $  109               $  83
=======================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
TOYS"R"US, INC. AND SUBSIDIARIES

                                                   Common Stock
                                      ----------------------------------                    Foreign
                                           Issued          In Treasury     Additional      currency                        Total
                                      ----------------   ---------------      paid-in   translation     Retained   stockholders'
(In millions)                         Shares    Amount   Shares   Amount      capital   adjustments     earnings          equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997            300.4       $ 30    (12.6)  $  (388)     $ 489       $  (60)       $ 4,120         $ 4,191
Net earnings for the year             --           --     --          --         --           --            490             490
Foreign currency translation
   adjustments                        --           --     --          --         --          (62)            --             (62)
                                                                                                                        --------
   Comprehensive income                                                                                                     428
Share repurchase program              --           --     (8.2)     (253)        --           --             --            (253)
Exercise of stock options, net        --           --      2.8        84        (22)          --             --              62
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998            300.4         30    (18.0)     (557)       467         (122)         4,610           4,428
--------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                 --           --     --          --         --           --           (132)           (132)
Foreign currency translation
   adjustments                        --           --     --          --         --           22             --              22
                                                                                                                        --------
   Comprehensive loss                                                                                                      (110)
Share repurchase program              --           --    (32.2)     (723)        --           --             --            (723)
Issuance of restricted stock          --           --     --          15         (2)          --             --              13
Exercise of stock options, net        --           --       .4        22         (6)          --             --              16
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999            300.4         30    (49.8)   (1,243)       459         (100)         4,478           3,624
--------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year             --           --     --          --         --           --            279             279
Foreign currency translation
   adjustments                        --           --     --          --         --          (37)            --             (37)
                                                                                                                        --------
   Comprehensive income                                                                                                     242
Share repurchase program              --           --    (12.0)     (200)        --           --             --            (200)
Issuance of restricted stock, net     --           --     --           3         (4)          --             --              (1)
Exercise of stock options, net        --           --       .7        17         (2)          --             --              15
================================================================================================================================
Balance, January 29, 2000            300.4       $ 30    (61.1)  $(1,423)     $ 453       $ (137)       $ 4,757         $ 3,680
================================================================================================================================

See notes to consolidated financial statements.

                                [Photo Omitted]

Notes to Consolidated Financial Statements
TOYS"R"US, INC. AND SUBSIDIARIES

(Amounts in millions except per share data)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The company's fiscal year ends on the Saturday nearest to January 31. References to 1999, 1998 and 1997 are for the 52 weeks ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.

Reclassification

Certain amounts in the 1998 Consolidated Balance Sheet have been reclassified to conform with the 1999 presentation.

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

Merchandise Inventories

Merchandise inventories for the U.S.A. toy store operations, which represent approximately 60% of total inventories, are stated at the lower of LIFO
(last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at January 29, 2000 or January 30, 1999. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

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

Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents and short and long-term borrowings approximate their fair market values.

Forward Foreign Exchange Contracts

The company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either January 29, 2000 or January 30, 1999. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The company had $59 and $209 of short term outstanding forward contracts at January 29, 2000 and January 30, 1999, maturing in 2000 and 1999, respectively. These contracts are entered into with counterparties that have high credit ratings and with which the company has the contractual right to net forward currency settlements. In addition, the company had a $342 currency swap obligation outstanding at January 29, 2000 and January 30, 1999, respectively, related to its 475 Swiss franc note payable due 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

                           Useful Life    January 29,     January 30,
                            (in years)           2000            1999
---------------------------------------------------------------------
Land                                         $    827        $    829

Buildings                        45-50          1,859           1,842

Furniture and equipment           5-20          2,046           1,861

Leaseholds and
  leasehold improvements     12 1/2-35          1,432           1,213

Construction in progress                           42              42

Leased property
  under capital leases                             26              27
---------------------------------------------------------------------
                                                6,232           5,814

Less accumulated depreciation
  and amortization                              1,777           1,588
=====================================================================
                                              $ 4,455         $ 4,226
=====================================================================

SEASONAL FINANCING
AND LONG-TERM DEBT

                                              January 29,  January 30,
                                                     2000         1999
----------------------------------------------------------------------
Commercial Paper
  interest rates from 5.64% to 5.98%              $   368      $   368

475 Swiss franc note payable, due 2004(a)             342          342

8 3/4% debentures, due 2021,
  net of expenses                                     198          198

Japanese yen loans with interest payable
  at annual rates from 1.49% to 6.47%,
  due in varying amounts through 2012                 242          198

Industrial revenue bonds,
  net of expenses(b)                                   52           60

7% British pound sterling loan payable,
  due quarterly through 2001(c)                        19           33

8 1/4% sinking fund debentures,
  due 2017, net of discounts                           12           24

Mortgage notes payable at annual
  interest rates from 10.16% to 11.00%(d)              10           11

Obligations under capital leases                        8           11
----------------------------------------------------------------------
                                                    1,251        1,245
Less current portion (e)                               21           23
======================================================================
                                                  $ 1,230      $ 1,222
======================================================================

(a) Supported by a 406 Swiss franc bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 95 basis points.

(b) Bank letters of credit of $35, expiring in 2001, support certain of these industrial revenue bonds. The company expects that the bank letters of credit will be renewed. The bonds have fixed or variable interest rates with an average rate of 4.1% and 3.6% at January 29, 2000 and January 30, 1999, respectively.

(c) Collateralized by property with a carrying value of $156 and $160 at January 29, 2000 and January 30, 1999, respectively.

(d) Collateralized by property and equipment with an aggregate carrying value of $12 and $15 at January 29, 2000 and January 30, 1999, respectively.

(e)  Included  in  accrued  expenses  and  other  current   liabilities  on  the
consolidated  balance sheets.

The fair market value of the company's long-term debt at January 29, 2000 and January 30, 1999, exclusive of commercial paper, was approximately $932 and $980, respectively. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

The company has a $1 billion unsecured committed revolving credit facility expiring in December 2002. This multi-currency facility permits the company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet worldwide cash requirements.

Commercial paper of $368 is classified as long-term debt at January 29, 2000 and January 30, 1999, as the company maintains long-term committed credit agreements, as described above, to support these borrowings and intends to refinance them on a long-term basis through continued commercial paper borrowings. Commercial paper of $152 at January 29, 2000 was included in short-term debt.

Additionally, the company has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries.

The weighted-average interest rates on short-term borrowings outstanding at January 29, 2000 and January 30, 1999 were 4.8% and 3.8%, respectively.

The annual maturities of long-term debt at January 29, 2000, excluding commercial paper of $368, are as follows:

---------------------------------------------------------------
2000                                                     $   21
2001                                                         55
2002                                                         10
2003                                                        352
2004                                                         10
2005 and subsequent                                         435
===============================================================
                                                         $  883
===============================================================

LEASES

The company leases a portion of the real estate used in its operations. Most leases require the company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of January 29, 2000 are as follows:

                                 Gross                      Net
                               minimum    Sublease      minimum
                               rentals      income      rentals
---------------------------------------------------------------
2000                           $   353       $  23      $   330
2001                               349          20          329
2002                               344          18          326
2003                               341          15          326
2004                               333          12          321
2005 and subsequent              2,968          59        2,909
===============================================================
                               $ 4,688       $ 147      $ 4,541
===============================================================

Total rent expense, net of sublease income was $350, $334 and $309 in 1999, 1998 and 1997, respectively.

STOCKHOLDERS' EQUITY

The common shares of the company, par value $0.10 per share, were as follows:

                                       January 29,  January 30,
                                              2000         1999
---------------------------------------------------------------
Authorized shares                            650.0        650.0
---------------------------------------------------------------
Issued shares                                300.4        300.4
---------------------------------------------------------------
Treasury shares                               61.1         49.8
===============================================================
Issued and outstanding shares                239.3        250.6
===============================================================

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                    1999        1998       1997
---------------------------------------------------------------

Numerator:

Net income/(loss) available to
  common stockholders             $  279     $  (132)    $  490

Denominator for basic earnings
  per share - weighted average
  shares                           244.8       265.4      285.3

Effect of diluted securities:
  Stock options, etc.                 .6        --          3.1

Denominator for diluted
  earnings per share - adjusted
  weighted average shares          245.4       265.4      288.4
===============================================================
Basic earnings/(loss) per share   $ 1.14     $ (0.50)    $ 1.72
===============================================================
Diluted earnings/(loss) per share $ 1.14     $ (0.50)    $ 1.70
===============================================================

Options to purchase approximately 38.7, 25.0 and 6.0 shares of common stock were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings/(loss) per share because either the option exercise prices were greater than the average market price of the common shares, or the effect would be antidilutive.

TAXES ON INCOME

The provisions for income taxes consist of the following:

                                  1999         1998         1997
----------------------------------------------------------------
Current:
  Federal                        $ (12)        $ 78        $ 199
  Foreign                           17           18           35
  State                             --           20           30
----------------------------------------------------------------
                                     5          116          264
----------------------------------------------------------------
Deferred:
  Federal                           31          (64)          32
  Foreign                          124           (9)         (17)
  State                              1          (17)           3
----------------------------------------------------------------
                                   156          (90)          18
================================================================
Total tax provision              $ 161         $ 26        $ 282
================================================================

The tax effects of temporary differences and carry forwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                       January 29,   January 30,
                                              2000         1999
----------------------------------------------------------------
Deferred tax assets:
  Foreign loss carryforwards                 $ 330         $ 311
  Restructuring                                 67            92
  Other                                         48            51
----------------------------------------------------------------
  Gross deferred tax assets                    445           454
  Valuation allowances related to
   foreign loss carryforwards                 (273)         (141)
----------------------------------------------------------------
                                             $ 172         $ 313
----------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                316           281
  LIFO inventory                                30            50
----------------------------------------------------------------
Gross deferred tax liabilities               $ 346         $ 331
================================================================
Net deferred tax liability                   $ 174         $  18
================================================================

On January 29, 2000, the company had $845 of foreign loss carryforwards of which $340 must be utilized within the next five years and $505 over an indefinite period.

The valuation allowances related to foreign loss carryforwards increased to $273 from $141 in recognition of the uncertainty of obtaining tax benefit from foreign loss carryforwards.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                     1999        1998        1997
-----------------------------------------------------------------
Statutory tax rate                   35.0%      (35.0)%      35.0%
State income taxes, net of
  federal income tax benefit          0.6         4.2         3.2
Foreign taxes                        (2.6)      (22.4)       (2.3)
Valuation allowances for foreign
  loss carryforwards                 30.0        74.7        --
Tax benefit of
  branch election                   (22.5)       --          --
Subpart F income                      1.0         8.5        --
Foreign tax credits                  (1.6)       (6.8)       --
Amortization of goodwill              0.7         3.0         0.4
Other, net                           (4.1)       (1.7)        0.2
=================================================================
Effective tax rate                   36.5%       24.5%       36.5%
=================================================================

In 1999, the company elected to treat two of its foreign subsidiaries as U.S. branches, claimed deductions for its investments in these subsidiaries, and reduced its current tax expense. In future years, income earned by these foreign subsidiaries can be offset by foreign loss carryforwards but will be subject to current U.S. income tax.

In 1998, certain foreign tax benefits have been offset by valuation allowances related to foreign loss carryforwards due in part to the restructuring and other charges recorded in 1998.

Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts, that if remitted would result in little or no tax under current U.S. tax laws, unremitted earnings were approximately $568 at January 29, 2000. Net income taxes of approximately $167 would be due if these earnings were to be remitted.

STOCK OPTIONS

The company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the company's common stock. The plans cover substantially all employees and directors of the company and provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares, restricted units and unrestricted shares. Of the total number of shares reserved for the Plans, 3.0 shares of company stock have been reserved for the issuance of restricted shares, restricted units, performance units, and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately five years from the date of grant. Prior to June 10, 1999, options granted to directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant. Effective June 10, 1999, the options granted to directors are exercisable one-third on a cumulative basis commencing on the third, fourth and fifth anniversaries from the date of grant.

In addition to the aforementioned plans, 1.0 stock options were granted to certain senior executives during the period from 1993 to 1996 pursuant to stockholder approved individual plans. Of this total, 0.25 options vest 20% each on a cumulative basis commencing one year from the date of grant with the balance of the options vesting five years from the date of grant. Of this total,
0.25 options became vested on September 5, 1999, 1998 and 1997.

The exercise price per share of all options granted has been the average of the high and low market price of the company's common stock on the date of grant. All options must be exercised within ten years from the date of grant.

At January 29, 2000, an aggregate of 45.3 shares of authorized common stock were reserved for all of the Plans noted above, of which 5.5 were available for future grants. All outstanding options expire at dates ranging from January 31, 2000 to January 17, 2010.

Stock option transactions are summarized as follows:

                                               Exercise Price   Weighted-Average
                                    Shares        Per Share      Exercise Price
--------------------------------------------------------------------------------
Outstanding at February 1, 1997      23.2     $12.33 - $40.94      $ 25.82
Granted                               6.8      25.38 - 36.47         34.74
Exercised                            (3.3)     12.33 - 33.13         22.11
Canceled                             (2.6)     13.00 - 40.94         28.82
--------------------------------------------------------------------------------
Outstanding at January 31, 1998      24.1      14.78 - 40.94         29.12
--------------------------------------------------------------------------------
Granted                              17.7      16.94 - 28.38         22.18
Exercised                            (0.7)     14.78 - 27.81         17.99
Canceled                             (4.3)     14.99 - 39.88         28.89
--------------------------------------------------------------------------------
Outstanding at January 30, 1999      36.8     14.78 -  40.94         26.02
--------------------------------------------------------------------------------
Granted                               9.7      11.69 - 24.22         18.63
Exercised                            (1.3)     18.16 - 25.44         17.71
Canceled                             (5.4)     18.16 - 39.88         25.34
--------------------------------------------------------------------------------
Outstanding at January 29, 2000      39.8    $11.69 - $40.94       $ 24.59
================================================================================

Options exercisable and the weighted-average exercise prices were 8.4 and $26.38 at January 31, 1998, 10.8 and $28.25 at January 30, 1999, and 20.7 and $23.94 at
January 29, 2000, respectively.

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

                                          1999    1998      1997
----------------------------------------------------------------
Net income/(loss) - as reported         $  279  $ (132)    $ 490

Net income/(loss) - pro forma              232    (162)      470

Basic earnings/(loss) per share -
   as reported                            1.14   (0.50)     1.72

Basic earnings/(loss) per share -
   pro forma                              0.95   (0.61)     1.65

Diluted earnings/(loss) per share -
   as reported                            1.14   (0.50)     1.70

Diluted earnings/(loss) per share -
   pro forma                              0.95   (0.61)     1.63
================================================================

The weighted-average fair value at date of grant for options granted in 1999, 1998 and 1997 was $6.26, $5.31 and $7.66, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 1997 through 1999, a range of assumptions are provided below:

                                            1999         1998           1997
--------------------------------------------------------------------------------

Expected  stock  price  volatility      .351 - .568   .283 - .347    .294 - .334
Risk-free interest rate                 4.7% - 6.7%   4.7% - 5.8%    5.0% - 6.9%
Weighted average
    expected life of options              6 years       6 years        6 years
================================================================================

The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.

PROFIT SHARING PLAN

The company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the company's discretion. Provisions of $48, $41 and $39 have been charged to earnings in 1999, 1998 and 1997, respectively.

ACQUISITION

On August 20, 1999, the company acquired all of the capital stock of Imaginarium Toy Centers, Inc. ("Imaginarium"), a leading educational specialty retailer with 41 stores in 13 states, for approximately $43 in cash and the assumption of certain liabilities. The acquisition is accounted for using the purchase method of accounting and the results of Imaginarium operations have been combined with those of the company from the date of acquisition. The excess of purchase price over net assets acquired of approximately $38 has been recorded as goodwill and is being amortized on a straight-line basis over the estimated useful life of 10 years. The operating results of Imaginarium from the date of acquisition were not material to the overall results or financial condition of the company, as such, proforma information has not been provided.

SEGMENTS

The company's reportable segments are Toys"R"Us-USA, Toys"R"Us - International, Toys"R"Us-Japan, Babies"R"Us and toysrus.com. The division that does not meet quantitative reportable thresholds is Kids"R"Us. Toys"R"Us - USA operates toy stores in 49 states and Puerto Rico and Toys"R"Us - International operates or franchises toy stores in 26 countries outside the United States. Information on segments and a reconciliation to income/(loss) before income taxes, are as follows:

                                                                 Year ended
---------------------------------------------------------------------------
                                January 29,      January 30,    January 31,
                                       2000             1999           1998
---------------------------------------------------------------------------

Sales
  Toys"R"Us - USA                  $ 6,819          $ 6,581         $ 6,814
  Toys"R"Us - International(b)       1,990            2,090           2,072
  Toys"R"Us - Japan(c)               1,208              906             795
  Babies"R"Us                        1,036              810             563
  toysrus.com                           49               --              --
  Kids"R"Us                            760              783             794
---------------------------------------------------------------------------
 Total                             $11,862          $11,170         $11,038
---------------------------------------------------------------------------
Operating earnings/(loss)
  Toys"R"Us - USA                  $   386          $   501         $   654
  Toys"R"Us - International(b)          73               85             106
  Toys"R"Us - Japan,
    net of minority interest(c)         88               61              59
  Babies"R"Us                           69               30              (6)
  toysrus.com                          (86)              --              --
  Kids"R"Us                             18               29              47
  General corporate expenses           (28)             (21)            (16)
  Interest expense, net                (80)             (93)            (72)
  Restructuring and other charges       --             (698)             --
---------------------------------------------------------------------------
Earnings/(loss) before taxes
  on income                        $   440          $  (106)        $   772
===========================================================================
Identifiable assets
  Toys"R"Us - USA                  $ 4,801          $ 4,300         $ 4,732
  Toys"R"Us - International(b)       1,274            1,742           1,734
  Toys"R"Us - Japan(c)                 813              680             548
  Babies"R"Us                          389              295             232
  toysrus.com                           65               --              --
  Kids"R"Us                            427              472             504
  Corporate(a)                         584              410             213
===========================================================================
Total                              $ 8,353          $ 7,899         $ 7,963
===========================================================================
Depreciation, amortization
and asset write-offs
  Toys"R"Us - USA                  $    172         $   154         $   158
  Toys"R"Us - International(b)           47              52              52
  Toys"R"Us - Japan(c)                   16              11               9
  Babies"R"Us                            22              19              15
  toysrus.com                             2              --              --
  Kids"R"Us                              19              19              19
===========================================================================
Total                              $    278         $   255         $   253
===========================================================================


(a) Consists primarily of cash and cash equivalents.

(b) Excludes Toys"R"Us - Japan.

(c) 80% owned.

RESTRUCTURING AND OTHER CHARGES

On September 16, 1998, the company announced strategic initiatives to reposition its worldwide business. The cost to implement these initiatives, as well as other charges resulted in a total charge of $333 ($266 net of tax benefits, or $1.00 per share). The company determined that the strategic initiatives required a restructuring charge of $294 to close and/or downsize stores, distribution centers and administrative functions. This worldwide plan included the closing of 50 toy stores in the International division, predominately in continental Europe, and 9 in the United States that did not meet the company's return on investment objectives. The plan also included the closing of

31 Kids"R"Us stores and conversion of 28 nearby USA toy stores into combination stores in the company's C-3 format. Combination stores include toys and an apparel selling space of approximately 5,000 square feet. Other charges consisted primarily of changes in accounting estimates and provisions for legal settlements of $39 recorded in selling, general and administrative expenses. Of the total restructuring and other charges, $149 related to domestic operations and $184 related to international operations.

Also on September 16, 1998, the company announced mark-downs and other charges to cost of sales of $345 ($229 net of tax benefits, or $0.86 per share). Of this charge, $253 related to markdowns required to clear excess inventory from its stores so the company could proceed with its new C-3 store format on an accelerated basis. Another component of the charge was inventory markdowns of $29 related to the closing and/or downsizing of stores discussed above. The company also recorded charges to cost of sales of $63 related to inventory system refinements and changes in accounting estimates. Of these charges, $288 related to domestic operations and $57 related to International operations. Remaining reserves of $14 are expected to be used in the company's upcoming business cycle.

Additionally, in the fourth quarter of 1998 the company recorded a charge of $20 ($13 net of tax benefits, or $0.05 per share), related to the resolution of third party claims asserted from allegations made by the Federal Trade Commission. This charge was in addition to a $15 charge relating to the same matter, included in the charges mentioned above. (See Other Matters).

The company intends to execute the remainder of the initiatives included in its repositioning program and will utilize the remaining reserves of $117 as these initiatives are completed.

The company has substantially completed its restructuring program that was announced in 1995, with the exception of long-term lease commitment reserves that will be utilized throughout 2000 and thereafter.

The company believes all reserves are adequate to complete its restructuring programs.

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

The company has appealed the FTC's decision to the United States Court of Appeals for the Seventh Circuit. The appeal was argued on May 18, 1999 and is awaiting decision from the Court.

After the filing of the FTC complaint, several class action suits were filed against the company in State courts in Alabama and California, alleging that the company had violated certain state competition laws as a consequence of the behavior alleged in the FTC complaint. After the Initial Decision was handed down, more than thirty purported class actions were filed in federal and state courts in various jurisdictions alleging that the company had violated the federal antitrust laws as a consequence of the behavior alleged in the FTC complaint. In addition, the attorneys general of forty-four states, the District of Columbia and Puerto Rico filed a suit against the company in their capacity as representatives of the consumers of their states, alleging that the company had violated federal and state antitrust laws as a consequence of the behavior alleged in the FTC complaint. These suits sought damages in unspecified amounts and other relief under state and/or federal law and were consolidated in the United States District Court for the Eastern District of New York.

The company believes that it has always acted fairly and in the best interests of its customers and that both its policy and its conduct in connection with the foregoing have been and are within the law. However, to avoid the cost and uncertainty of protracted litigation the company has reached an agreement to settle all of the class action and attorney general lawsuits in a manner which will not have a material adverse effect on its financial condition, results of operations or cash flow. The Court granted final approval of the agreement on February 17, 2000. The company had accrued all anticipated costs relating to this matter as of January 30, 1999.

The company is party to certain other litigation which, in management's judgement, based in part on the opinion of legal counsel, will not have a material adverse effect on the company's financial position.

                                [Photo Omitted]

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

The financial statements of the company have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States, including a review of financial reporting matters and internal controls to the extent necessary to express an opinion on the consolidated financial statements.

/s/ Louis Lipschitz
-------------------
Louis Lipschitz
Executive Vice President
and Chief Financial Officer

Report of Independent Auditors
The Board of Directors and Stockholders
Toys"R"US", Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at January 29, 2000 and January 30, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
---------------------
New York, New York
March 8, 2000

Directors and Officers

Note of Thanks

On behalf of the "R"Us family, we would like to express our deep appreciation to Robert A. Bernhard and Howard W. Moore who are retiring from our Board of Directors this year. Bob became a member of the Board of Directors in 1980 and Howard in 1984. They both served our Board and our company with distinction, and their insight and counsel will be greatly missed. Their commitment and dedication to our company was exemplary, and we sincerely thank them for their tireless efforts on behalf of us all. Bob and Howard may be leaving our Board of Directors, but we know that in their hearts they will always be true Toys"R"Us kids.

      With deepest appreciation,
      The"R"Us Family

Directors

CHARLES LAZARUS
Chairman Emeritus of the company

MICHAEL GOLDSTEIN
Chairman of the Board of the company

ROBERT A. BERNHARD
Real Estate Developer

ROANN COSTIN
President,
Reservoir Capital Management, Inc.

JOHN H. EYLER, JR.
President and Chief Executive Officer
of the company

CALVIN HILL
Consultant

SHIRLEY STRUM KENNY
President, State University of
New York at Stony Brook

NORMAN S. MATTHEWS
Consultant and former Vice Chairman
of the Board and President of
Federated Department Stores

HOWARD W. MOORE
Consultant

ARTHUR B. NEWMAN
Senior Managing Director,
Blackstone Group

Corporate and Administrative

JOHN H.EYLER, JR.
President and Chief Executive Officer

MICHAEL G. SHANNON
President - Administration and Logistics

WARREN F. KORNBLUM
Executive Vice President - Worldwide
Marketing and Brand Management

LOUIS LIPSCHITZ
Executive Vice President -
Chief Financial Officer

FRANCESCA L. BROCKETT
Senior Vice President -
Strategic Planning/Business Development

ROGER C. GASTON
Senior Vice President -
Human Resources

JOHN HOLOHAN
Senior Vice President -
Chief Information Officer

REBECCA A. CARUSO
Vice President -
Corporate Communications

MICHAEL J. CORRIGAN
Vice President -
Compensation and Benefits

RICHARD N. CUDRIN
Vice President -
Associate Relations

MARIANITA HOWARD
Vice President -
Creative Services

JON W. KIMMINS
Vice President - Treasurer

DAVID P. PICOT
Vice President - Real Estate,
Design and Construction

DION C. ROONEY
Vice President - Systems Development

MICHAEL L. TUMOLO
Vice President - Counsel

PETER W. WEISS
Vice President - Taxes

DENNIS J. BLOCK
Secretary
Partner - Cadwalader, Wickersham & Taft

Toys"R"Us United States

GREGORY R. STALEY
President

JAMES E. FELDT
Executive Vice President
President - Merchandising and Marketing

DENNIS J. WILLIAMS
Senior Vice President - Operations

KRISTOPHER M. BROWN
Vice President - Logistics

STEVEN M. COOK
Vice President - Distribution Operations

THOMAS F. DELUCA
Vice President - Imports, Product
Development and Safety Assurance

ANDREW R. GATTO
Vice President -
Product Development

ALBERT FORTIER
Vice President - World Leader

EMANUEL J. FRANCIONE
Vice President - World Leader

JONATHAN M. FRIEDMAN
Vice President - Chief Financial Officer

DANIEL D. HLAVATY
Vice President - Loss Prevention

JEREL G. HOLLENS
Vice President -
Merchandise Planning

FREDERICK L. HURLEY
Vice President - World Leader

ELIZABETH S. JORDAN
Vice President - Human Resources

MITCHELL B. LOUKOTA
Vice President - World Leader

JULIE E. LYNN
Vice  President - World Leader

THOMAS J. LYNN
Vice President and President of
Imaginarium Stores

CHARLENE MADY
Vice President -
Area Merchandise Planning

GERALD S. PARKER
Vice President -
Sales and Service

TIMOTHY J. SLADE
Vice President - Store Planning

WILLIAM A. STEPHENSON
Vice President -
Merchandise Planning and Allocation

DAVID S. WALKER
Vice President - Advertising

THOMAS A. DRUGAN
Regional Vice President - Midwest

HARVEY J. FINKEL
Regional Vice President - Northeast

MICHAEL K. HEFFNER
Regional Vice President - West

SAMUEL M. MARTIN
Regional Vice President - Pacific

JOHN J. PRAWLOCKI
Regional Vice President - Southeast

EDWARD F. SIEGLER
Regional Vice President - Mid-Atlantic

KEVIN VANDERGRIEND
Regional Vice President - Great Lakes

Toys"R"Us International

ERNEST V. SPERANZA
Senior Vice President - Marketing

ROBERT J. BAKER
Vice President - Finance

JOAN W. DONOVAN
Vice President -
General Merchandise Manager

LARRY D. GARDNER
Vice President - Operations

MICHAEL C. TAYLOR
Vice President - Franchising/Logistics

DAVID RURKA
Managing Director -
Toys"R"Us United Kingdom and Chairman
of the European Management Board

JOHANNES DERCKS
President -
Toys"R"Us Central Europe

JACQUES LEFOLL
President -
Toys"R"Us France

MONIKA MERZ
President - Toys"R"Us Canada

JOHN SCHRYVER
Managing Director -
Toys"R"Us Australia

MANABU TAZAKI
President -
Toys"R"Us Japan

ANTONIO URCELAY
Managing Director -
Toys"R"Us Iberia

Babies"R"Us and Kids"R"Us

RICHARD L. MARKEE
President - Babies"R"Us and
Chairman - Kids"R"Us

JAMES G. PARROS
Senior Vice President -
Stores and Distribution Center Operations

THERESE R. DENA
Vice President -
Planning and Allocation

JAMES L. EASTON
Vice President -
General Merchandise Manager

MARTIN E. FOGELMAN
Vice President -
General Merchandise Manager Babies"R"Us and Toys"R"Us

VINCENT A. SCARFONE
Vice President - Human Resources

CHRISTOPHER M. SCHERM
Vice President - Advertising

DAVID E. SCHOENBECK
Vice President -
Operations - Babies"R"Us

SANDEE A. SPRINGER
Vice President -
Divisional Merchandise Manager

PAMELA B. WALLACK
Vice President -
Divisional Merchandise Manager

ROBERT S. ZARRA
Vice President - Chief Financial Officer
Kids"R"Us and Babies"R"Us

* Kids"R"Us Officer, unless otherwise indicated.

toysrus.com

JOHN BARBOUR
Chief Executive Officer

JONATHAN F. FOSTER
Executive Vice President -
Chief Operating Officer and
Chief Financial Officer

JOEL D. ANDERSON
Vice President - General Manager

RAYMOND L. ARTHUR
Vice President - Finance and Controller

LAWRENCE MC GUIRE
Vice President - Human Resources

JOHN P. SULLIVAN
Vice President - General Manager

GREGG TREADWAY
Vice President - Logistics

Quarterly Financial Data and Market Information
TOYS"R"US, INC. AND SUBSIDIARIES

Quarterly Financial Data
(In millions except per share data)

The following table sets forth certain unaudited quarterly financial information.

                         First    Second     Third   Fourth
                       Quarter    Quarter   Quarter  Quarter
------------------------------------------------------------
1999
------------------------------------------------------------
Net Sales              $2,166    $2,204     $2,465    $5,027
Cost of Sales           1,505     1,522      1,704     3,590
Net Earnings               17        12(a)      15(a)    235(a)
Basic Earnings
  per Share            $  .07    $  .05     $  .06    $  .98
Diluted Earning s
  per Share            $  .07    $  .05     $  .06    $  .98

1998
------------------------------------------------------------
Net Sales               $2,043   $2,020   $2,171      $4,936
Cost of Sales            1,417    1,390    1,831       3,553
Net Earnings/(Loss)         19       14     (475)(b)     310(c)
Basic Earnings/(Loss)
  per Share             $  .07   $  .05   $(1.85)     $ 1.23
Diluted Earnings/(Loss)
  per Share             $  .07   $  .05   $(1.85)     $ 1.23

(a) Includes costs to establish and operate toysrus.com, the company's Internet subsidiary as follows:

            Second quarter - $5 million ($3 million net of tax, or $0.01 per share).

            Third quarter - $17 million ($11 million net of tax, or $0.04 per share).

            Fourth quarter - $64 million ($41million net of tax, or $0.17 per share).

(b) Includes restructuring and other charges of $678 ($495 net of tax benefits, or $1.93 per share)

(c) Includes provisions for legal settlements of $20 ($13 net of tax benefits, or $.05 per share).

Market Information

The company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-sixteenth) based on New York Stock Exchange trading since January 31, 1998.

The company has not paid any cash dividends, however, the Board of Directors of the company reviews this policy annually.

The company had approximately 31,100 Stockholders of Record on March 7, 2000.

                                    High                 Low
---------------------------------------------------------------
 1998 1st Quarter                  30 7/8              25 7/8
      2nd Quarter                  29 1/2              22 5/16
      3rd Quarter                  23 13/16            15 5/8
      4th Quarter                  21 1/2              14 7/16
---------------------------------------------------------------
 1999 1st Quarter                  23 1/4              13 5/8
      2nd Quarter                  24 3/4              15 15/16
      3rd Quarter                  17 3/16             13 1/8
      4th Quarter                  19                   9 3/4

Store Locations

Stores Across the United States

                                        Toys      Kids      Babies   Imaginarium
--------------------------------------------------------------------------------
Alabama                                  8          1          2         --
Alaska                                   1         --         --         --
Arizona                                 12         --          3          1
Arkansas                                 4         --         --         --
California                              88         22         13          7
Colorado                                11         --          2         --
Connecticut                             11          5         --          2
Delaware                                 2          1          1         --
Florida                                 47         10         10         --
Georgia                                 20          4          6         --
Hawaii                                   1         --         --         --
Idaho                                    2         --         --         --
Illinois                                35         19          6          2
Indiana                                 13          7          2         --
Iowa                                     8          1         --         --
Kansas                                   5          1          1         --
Kentucky                                 8         --          2          1
Louisiana                               11         --          1         --
Maine                                    2          1         --         --
Maryland                                19          8          3          4
Massachusetts                           19          6          4         --
Michigan                                25         13          6         --
Minnesota                               11          2          1          2
Mississippi                              5         --         --         --
Missouri                                13          4          3         --
Montana                                  1         --         --         --
Nebraska                                 3         --         --         --
Nevada                                   4         --          2         --
New Hampshire                            5          2         --         --
New Jersey                              26         18          8          7
New Mexico                               4         --         --         --
New York                                47         24          6          3
North Carolina                          16          1          5         --
North Dakota                             1         --         --         --
Ohio                                    33         18          8          5
Oklahoma                                 5         --          1         --
Oregon                                   8         --          2          1
Pennsylvania                            33         15          3         --
Rhode Island                             1          1          1         --
South Carolina                           9         --          3         --
South Dakota                             2         --         --         --
Tennessee                               15          2          4         --
Texas                                   54          8         13         --
Utah                                     6          3          1         --
Vermont                                  1         --         --         --
Virginia                                22          5          6          2
Washington                              15         --          2          3
West Virginia                            4         --         --         --
Wisconsin                               10          3         --         --

Puerto Rico                              4         --         --         --
================================================================================
                                       710        205        131         40
================================================================================
 Toys"R"Us International - 462
--------------------------------------------------------------------------------
Australia - 23
Austria - 7
Bahrain - 1(a)
Canada - 63
Denmark - 10(a)
France - 31
Germany - 53
Hong Kong - 5(a)
Indonesia  - 3(a)
Israel - 19(a)
Japan - 91(b)
Malaysia - 5(a)
Netherlands - 10(a)
Norway - 1(a)
Portugal - 6
Qatar - 1(a)
Saudi  Arabia - 3(a)
Singapore  - 4(a)
South  Africa - 7(a)
Spain - 30
Sweden - 7(a)
Switzerland - 4
Taiwan - 6(a)
Turkey - 7(a)
United Arab Emirates - 2(a)
United Kingdom - 63

(a) Franchise or joint venture.

(b) 80 % owned.

Corporate Data and Citizenship
TOYS"R"US, INC. AND SUBSIDIARIES

Annual Meeting

The Annual Meeting of the Stockholders of Toys"R"Us will be held at The 200 Fifth Club, 200 Fifth Avenue, New York, New York, on June 7, 2000 at 10:00 A.M.

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

General Counsel
Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, New York 10036

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Registrar and Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
Telephone: 718-921-8200

Common Stock Listed
New York Stock Exchange, Symbol: TOY

Stockholder  Information

The company will supply to any owner of its common stock, upon written request to Mr. Louis Lipschitz of the company at the above address and without charge, a copy of the annual report on Form 10-K for the year ended January 29, 2000, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained by calling 800-785-TOYS, or at our web site on the Internet at www.toysrus.com

Significant    news    releases     are
anticipated to be available as follows:

Call after...     For the following...

May  15, 2000     1st Quarter Results
Aug. 14, 2000     2nd Quarter Results
Nov. 13, 2000     3rd Quarter Results
Jan. 4, 2001      Holiday Sales Results
Mar. 14, 2001     2000 Results

Corporate Citizenship

Toys"R"Us maintains a company-wide giving program focused on improving the health care needs of children by supporting many national and regional children's health care organizations. The Counsel on Economic Priority awarded Toys"R"Us the Pioneer Award in Global Ethics. This award was the direct result of the implementation of our Code of Conduct for suppliers which outlines the company's position against child labor and unsafe working conditions. In order for a vendor's product to be sold in any of our stores, they must comply with our Code of Conduct. If you would like to receive more information on Toys"R"Us' corporate citizenship please write to Mr. Roger Gaston of the company at the above address.

Visit us on the Internet at www.toysrus.com and www.imaginarium.com.

                                 [Photo Omitted]

                               [Logo] Toys "R" Us

                             [Logo] Kids "R" Us(R)

                            [Logo] Babies "R" Us(R)

                             [Logo] toysrus.com(R)

                                 Imaginarium(R)