Form 10-K, Exhibit 13
period 2001-02-03
TOYS R US INC
filed 2001-05-02
CIK 1005414

FINANCIAL HIGHLIGHTS
Toys"R"Us, Inc. and Subsidiaries


(Dollars in millions, except per share data)                                                           Fiscal Year Ended
-------------------------------------------------------------------------------------------------------------------------
                          Feb. 3, Jan. 29,  Jan. 30,   Jan. 31,  Feb. 1,   Feb. 3,  Jan. 28,  Jan. 29,  Jan. 30,  Feb. 1,
                            2001     2000       1999      1998      1997     1996       1995      1994     1993     1992
-------------------------------------------------------------------------------------------------------------------------
OPERATIONS
 Total Enterprise Sales*$ 12,774  $12,118   $ 11,459  $ 11,315   $10,113   $ 9,498   $ 8,819   $ 8,018  $ 7,232  $ 6,176
 Net Sales                11,332   11,862     11,170    11,038     9,932     9,427     8,746     7,946    7,169    6,124
 Net Earnings/(Loss)         404      279       (132)      490       427       148       532       483      438      340
 Basic Earnings/(Loss)
   Per Share                1.92     1.14      (0.50)     1.72      1.56      0.54      1.88      1.66     1.51     1.18
 Diluted Earnings/(Loss)
   Per Share                1.88     1.14      (0.50)     1.70      1.54      0.53      1.85      1.63     1.47     1.15


 FINANCIAL POSITION AT YEAR END
 Working Capital        $    556  $    35   $    106  $    579   $   619   $   326   $   484   $   633  $   797  $   328
 Real Estate-Net           2,348    2,342      2,354     2,435     2,411     2,336     2,271     2,036    1,877    1,751
 Total Assets              8,003    8,353      7,899     7,963     8,023     6,738     6,571     6,150    5,323    4,583
 Long-Term Debt            1,567    1,230      1,222       851       909       827       785       724      671      391
 Stockholders' Equity      3,418    3,680      3,624     4,428     4,191     3,432     3,429     3,148    2,889    2,426
 Common Shares Outstanding 197.5    239.3      250.6     282.4     287.8     273.1     279.8     289.5    293.1    289.3


 NUMBER OF STORES AT YEAR END
 Toys"R"Us - U.S.            710      710        704       700       682       653       618       581      540      497
 Toys"R"Us - International   491      462        452       441       396       337       293       234      167      126
 Kids"R"Us - U.S.            198      205        212       215       212       213       204       217      211      189
 Babies"R"Us - U.S.          145      131        113        98        82         -         -         -        -        -
 Imaginarium                  37       40          -         -         -         -         -         -        -        -
 Total Stores              1,581    1,548      1,481     1,454     1,372     1,203     1,115     1,032      918      812

*Total enterprise sales include sales by all stores, whether operated by the company, by franchisees or under joint-venture agreements.

More toys, more trains, more fun, more games... more reasons to smile... it's a great time to be a part of Toys"R"Us.

[PHOTO OMITTED]

CONTENTS

Financial Highlights ............................................        page 1

Letter to Our Shareholders ......................................        page 3

Divisional Highlights ...........................................        page 8

Management's Discussion and Analysis
of Results of Operations and Financial Condition ................        page 21

Financial Statements ............................................        page 26

Report of Management and
Report of Independent Auditors ..................................        page 37

Directors and Officers ..........................................        page 38

Quarterly Financial Data and Market Information .................        page 40

Store Locations, Corporate Data and Citizenship .................        page 41

[PHOTO OMITTED]

To Our Shareholders

In last year's letter to our shareholders, I acknowledged the challenges of the past and asked for your patience in letting the strategies that we were putting in place in 2000 unfold. I am very pleased, therefore, to report on the tremendous progress that our company has made over the past year. We posted a solid year in 2000 and, in fact, gained back market share in the process.

Ours is a company ripe with opportunity. Everywhere we look, we see opportunities to grow our business, and it's no exaggeration to say that I'm even more excited and energized about the Toys"R"Us organization now than I was when I first joined the company in January, 2000.

Progress and Accomplishments

The progress that has been made at Toys"R"Us is substantive. It encompasses all areas of the company and represents a solid foundation for future growth. As we look to the future, we will continue to focus on our key strategies: content differentiation, improved guest service, better presentation, consistent in-stock position and recreating an atmosphere where it is fun to shop for both children and adults. These are proven strategies that have made a positive impact on our business over the last year, and our guests are noticing the difference.

In Our U.S. Toy Stores

We made great progress in our U.S. toy stores in 2000. There is no doubt that the gains we achieved in market share were directly related to the strides we made in strengthening and differentiating our core merchandise content, converting our stores to create a more enjoyable shopping experience for our guests, and improving our overall guest service.

[PHOTO OMITTED]

As we look to the future, we will continue to focus on our key strategies: content differentiation, improved guest service, better presentation, consistent in-stock position and recreating an atmosphere where it is fun to shop for both children and adults. -- John Eyler, CEO

With the greatest possible energy, emotion and commitement, we turned our focus to change, creativity and growth.

[LOGO OMITTED]

[PHOTO OMITTED]


We converted 165 stores to the refined C-3 format, and have already begun the conversion of an additional 250 stores for 2001. As a result, we will have approximately 415 stores, or almost 60% of the division, operating in the new format by Holiday 2001.

The work to differentiate our content continues, and our objective is to have products exclusive to Toys"R"Us represent 20% of sales in 2001, up from 5% in 1999.

Over the past year, we announced exclusive licensing agreements with Animal Planet, Home Depot and OshKosh B'Gosh, enabling us to offer our guests exceptional products they won't find anywhere else. Together with Universal Studios Consumer Products Group and Amblin Entertainment, we announced an unprecedented three-year merchandise program to support the 20th anniversary of Steven Spielberg's E.T., The Extra Terrestrial, and Universal's re-release of the film in 2002. Toys"R"Us will develop a full range of exclusive E.T. products across all categories, and the merchandise will launch worldwide in Toys"R"Us, Kids"R"Us, Babies"R"Us and Imaginarium stores as well as at Toysrus.com in fall 2001.

In September, we announced a major branding initiative partnering with Scholastic, the most trusted brand synonymous with kids and learning. Together with Scholastic, we will offer a unique line of Scholastic branded products in Toys"R"Us and Imaginarium stores worldwide, as well as through Toysrus.com.

In addition, we worked diligently at strenthening our relationships with key vendors, and are committed to working with these manufacturers to build their brand equity as well as our own. Our discussions have centered on building strong core businesses that can deliver quality financial performance for both of us without relying on "hot products" to achieve our planned sales and earnings. Our commitment to these brands was a major reason for our Holiday 2000 success despite the lack of hot items. We increased our business with 19 of our top 20 volume brands this past year, and believe that our volume will grow with all 20 in 2001.

We also saw great success with Animal Alley, our own proprietary brand of plush animals, and are rolling the Animal Alley concept out to our stores worldwide.

Our focus on guest service remains a priority, and we will continue our guest service initiatives coupled with enhanced training in 2001. Last December, we saw significant results in this area when Toys"R"Us had our highest guest delight scores for the year - a real accomplishment in the midst of our busiest month of the year. We plan to roll the enhanced training initiative out to all 710 stores this year, completing the investment made in 220 stores in 2000.

[PHOTO OMITTED]

Over the past year, we announced exclusive licensing deals... enabling us to offer guests exceptional products they won't find anywhere else.

All stores in the major media markets will have been rebuilt, re-merchandised and service enhanced by Holiday 2001. This will allow us to advertise these changes for the first time, and we can't wait to let everyone know that our stores are better than ever.

It is our strong belief that the results we achieved in 2000 confirm the strategic initiatives set in place last year, and will continue to rekindle growth in our U.S. toy store business.

Throughout Our Divisions

We are also very pleased with the progress made throughout all divisions of the company. Our core strategies are similar across all divisions and are beginning to show sound results. Babies"R"Us has maintained its position as the undisputed leader in the juvenile category, indicative of the vitality of this business. Once again, Babies"R"Us enjoyed double-digit comparable store sales growth in addition to opening 16 new stores. Babies"R"Us will proceed with its strategic growth plan of opening an additional 20 new stores in 2001. In addition, even without advertising, Babiesrus.com already has a solid presence on the Internet -- further testimony to the strength of the brand.

Kids"R"Us had a productive year in terms of developing a strategic plan for long-term growth and shareholder value. We are encouraged by the success we've had in leveraging our Kids"R"Us buying expertise and infrastructure up to our combo stores, and expect to continue to convert more of those in 2001. We have also seen very exciting results with our newly-converted prototype store in Freehold, NJ. The store opened in mid-November and has already produced significant sales increases over last year. We will convert seven more stores to this prototype by back-to-school 2001, and if they continue to be as successful as we hope, we'll roll them out aggressively, chain-wide.

Imaginarium turned in a strong performance last year. Our freestanding Imaginarium stores experienced a double-digit increase in sales performance for the Holiday season, and Imaginarium worlds within Toys"R"Us stores continue to meet with great response from our guests. We will move forward with our plans to create these worlds both domestically as well as internationally.

And finally, Toysrus.com tripled its sales in Holiday Season 2000, reflecting the success of our alliance with Amazon.com. We will continue to improve our web site, and will transition the Babiesrus.com web site onto the Amazon.com platform. We will add our Imaginarium area to our online toy store later this year.

Our International business celebrated its best year in its history, focusing on the same strategic initiatives as those being implemented in the U.S. We will be adding an Imaginarium-type learning concept inside our International stores, as well as Animal Alley, Teentronics and Animal Planet. We will also offer Babies"R"Us shops within our Toys"R"Us stores. We are quite pleased with the outlook in our International division.


[PHOTOS OMITTED]

Imaginarium worlds within Toys"R"Us stores continue to meet with great response from our guests.

We also saw very exciting results with our new prototype Kids"R"Us store in Freehold, NJ. The store opened in mid-November and has already produced significant sales increases over last year.

Strategic Plan for Growth

During this past year, the Senior Management Team of Toys"R"Us, Inc., spent a considerable amount of time refining our long-term strategic plans, designed to grow the business significantly in the years ahead and build shareholder value. We are more determined than ever to aggressively follow through on our key strategic initiatives across every division.

[PHOTO OMITTED]

We will continue to focus on differentiating our content and improving our in-stock position because we have seen that those strategies deliver sound results. We'll continue to refine our presentation and improve our service levels because we know these initiatives are important to our guests. In the third quarter of 2001, there will be an exciting new marketing campaign to tell the world that Toys"R"Us really has changed -- because it's true.

As we head into 2001 a stronger and more confident company, we are working to create a competitive advantage by intimately understanding and building a proprietary relationship with our core customer: Mom. We will accomplish this by giving Mom compelling reasons to visit "R"Us, offering her unique and exciting content at a good value.

We will also further enhance Mom's shopping experience within the "R"Us family of brands. Our goal is to help Mom successfully complete her mission by having the products she wants, and by providing information and services she needs to enhance our position as the authority on children's merchandise. We are also working to ensure that Mom has a good environment in which to shop when she visits an "R"Us store, making the process as easy and convenient for her as possible. And finally, we are going to communicate the changes taking place within the "R"Us family of brands through a strategic marketing campaign beginning later this year, and by building a lasting relationship with Mom.

[PHOTO OMITTED]

Our goal is to help Mom successfully complete her mission by having the products she wants, and by providing information and services she needs to enhance our position as the authority on children's merchandise.

The best is yet to come, Not a promise but a fact. Our guests will see the changes, feel the

In Conclusion

We will continue to move forward on these strategies with unprecedented speed and passion. The groundwork to build on the successes of the past year has been laid. We've seen the initiatives we've executed bear significant results, and ultimately begin to change the face of our business. As important, we've seen our guests - and our employees - embrace the changes that are taking place within the "R"Us family and rekindle a sense of pride and trust in our organization.

By growing our existing businesses and by moving forward exploring new venues and opportunities to expand our businesses, Toys"R"Us will proceed into the new millennium bearing a proud past and solidly on course to a brighter future. We will pay tribute to our heritage and the strength of our brand this fall when we celebrate the opening of our new Flagship store in Times Square. It will be a milestone for our company, but only the first of many to come in the future.

Every member of the "R"Us team is committed to the success of our long-term strategy to build our business and enhance shareholder value. Our strategies will ultimately benefit and build value for our four key stakeholders: guests, associates, suppliers and shareholders.

We have proven that we can regain market share and add luster to our proud name. I truly am more excited than ever by what I see taking place within our organization, and I look forward to sharing more good news with you, our shareholders, in the coming year. There really never has been a better time to be part of Toys"R"Us.


John H. Eyler, Jr.
----------------------
John H. Eyler, Jr.
President and Chief Executive Officer
March 26, 2001


[PHOTO OMITTED]

We've seen our guests - and our employees - embrace the changes that are taking place within the "R"Us family and rekindle a sense of pride and trust in our organization.

excitement, share the wonder in every "R"Us store. [LOGO OMITTED] We will build our brands and build our future with confidence.

                                TOYS R US [LOGO]

                                [PHOTO OMITTED]

                           We want Toys"R"Us to become
                           the Best of the Best among
                        large scale specialty retailers.

                            We want our future to be
                         as rich in GROWTH as our past.

THE FUN IS GROWING

Changing for the Better

Re-energized, revitalized, and primed for growth. This best describes Toys"R"Us at the close of the year 2000. A 14% increase in 4th quarter earnings versus the previous year reflected our guests' warm welcome to the changes we made in our stores and throughout our business.

We transformed 165 Toys"R"Us stores -- including 17 test stores -- to create a more interactive and fulfilling shopping experience. We were on a mission to aggressively build our brand, and build for the future. Our guests were delighted with the addition of our new shopping worlds like Imaginarium, Animal Alley, "R"Zone and, in combo stores, kids' fashion via Kids"R"Us. New, exclusive brands introduced in 2000 added a definite "wow factor" to our stores: Animal Planet, Home Depot and Imaginarium.

An essential component to our mission was our renewed focus on guest satisfaction. We embraced this effort on a company-wide basis and initiated leadership programs, elevated the standards of our associate training to include product knowledge and selling skills, and increased our service staff significantly. Our guests did more than take notice, they gave us the highest guest-delight (customer service) scores in our history in December.

Charging into the Future

We have tremendous momentum moving into 2001. We will continue to transform and improve 250 additional stores, including major media markets in the U.S. With sharper content strategies in place, our guests can expect more exclusive brands and products. We will be introducing the Scholastic educational line, in conjunction with the leading children's educational publisher. The hottest entertainment licenses and the most innovative and exciting toys will be found at Toys"R"Us first. Our selection will be more amazing than ever, our values more exceptional.

In the fall of 2001, we will unveil our ultimate showcase with the grand opening of our Flagship Store -- The Center of the Toy Universe -- in Times Square, New York City. It will be a toy store unlike any other. It will house a 60-foot high ferris wheel, a two-story, life-size Barbie house, a 30-foot animatronic dinosaur, E.T.'s Spaceship... kids can even visit the real Candyland, modeled after the game. Many other exciting attractions within the Times Square store will make it our most impressive, most entertaining store -- and our guests will know it's all for them.

                                [PHOTOS OMITTED]

Our remodeled stores feature exciting "worlds" that make shopping easier and more fun for all our guests.

Toys "R" Us is taking FUN to a new dimension: [LOGO OMITTED] new look, new worlds, new brands... WOW!

                                TOYS"R"US [LOGO]
                                   INTERNATIONAL

                                [PHOTO OMITTED]

                  We want our Toys"R"Us stores around the world
                 to deliver a shopping experience like no other.

                We want to harness the power of our global brands
                    and initiatives to grow the "R"Us World.

GROWING OUR WORLD

Wowing Toys"R"Us Kids Around the World

Unprecedented growth around the world was a major success story for Toys"R"Us International in 2000. Our International division posted its best performance ever -- achieving an increase of 27% in operating earnings with 31 new store openings expanding our reach around the globe.

All eyes were on Toys"R"Us Japan, as its Initial Public Offering of stock was successfully completed in April 2000. Toys"R"Us opened its 100th store in Japan with unparalleled fanfare and excitement. The U.S. Ambassador, Thomas Foley, and other dignitaries were present to celebrate this milestone with us. We now operate 111 stores in Japan with substantial growth opportunities still available for the "R"Us brands.

We marked milestones in other countries. We celebrated our 15th anniversary in the United Kingdom and our 10th in France. Exciting marketing programs enabled us to continue to grow our share of market in these two important European countries.

We continue to update our existing stores around the world adding new, brighter and more open formats that are proving to be a big hit with our guests. The addition of Animal Alley and Learning Center shops to many of our stores, showcases the strength of our global presence and adaptability of worldwide initiatives.

New International Initiatives

In 2001, Moms and kids from Japan to Germany will be introduced to new proprietary brands and new shopping worlds within Toys"R"Us stores. We will continue to bring the best of our corporate initiatives and proprietary brands to the four corners of the world. Animal Alley, Learning Centers and Babies"R"Us are just a few of the worldwide initiatives that will continue to be rolled out and strengthen our position as the world leader in toys and juvenile products.

Leveraging partnerships with global vendors, we also bring to our stores the hottest merchandise from entertainment licenses and our major toy suppliers. More focused promotional events will make the Toys"R"Us image bigger and better in the eyes of our guests. We have initiated our first worldwide research program that will give us valuable insights into the ever-evolving wants and needs of our expanding and diverse guest base. Based on the Toys"R"Us corporate strategy, our key focus will be finding ways to delight Moms and children alike through unique product content, superior guest services, and an overall satisfying and fun shopping experience.

Our new store environment will feature guest-friendly formats and standardized graphics that will make us more contemporary and easier to shop. Most importantly, well-defined training for associates will enhance our face-to-face interaction with our guests. We will stay on track for global growth through global teamwork -- building the "R"Us brand in every country, each and every day of the year.

                                [PHOTOS OMITTED]

All eyes were on Toys"R"Us Japan, as its Initial Public Offering of stock was successfully completed in April. Toys"R"Us opened its 100th store in Japan with unparalleled fanfare and excitement.

East + West + North + South: GROWTH is what we're all about! [LOGO OMITTED] North + South + East + West: FUN is what we do best!

TOYSRUS.COM

                                [PHOTO OMITTED]

                           We want to be the worldwide
                    authority online for kids, family and fun
                      by delighting every guest, every day.

                   We want to build value for our stakeholders in all our pursuits, and foster leadership at every level of our company.

CLICK HERE FOR GROWTH

Point...Click...Cheer!

Toysrus.com made amazing strides in 2000. The site became an online retailing success story, by more than tripling its sales and number of orders from the prior year, and most important, by giving consumers a terrific online toy-buying experience.

                                [GRAPHIC OMITTED]

One of Toysrus.com's most exciting developments in 2000 was the alliance it formed with Amazon.com, the world's premier online retailer. This alliance combines Toysrus.com's merchandising expertise and trusted brand name with Amazon.com's world-class web site operations, online customer service and reliable fulfillment. As a result, the two companies delivered in every sense of the word - guests shopped at Toysrus.com for its great selection of toys and video games in an easy-to-navigate site, and more than 99% of purchases were delivered by Amazon.com on time for Holiday 2000. The Toysrus.com teamed with Amazon.com sites became the #1 most-visited e-commerce destination for the Holiday season* - topping the traffic of Walmart.com, Kmart's Bluelight.com, Sears.com, Target.com and eToys combined.

Multiplying Success

The outlook looks even better for 2001 and beyond. Online toy sales are expected to grow significantly, at a projected average annual growth rate of 30% to 40%**. Sales and traffic momentum continue to build. In January 2001, we've seen strong traffic and a healthy boost in orders compared to the prior year. And, building with the experience gained in our first season with Amazon.com, we are working toward giving our shoppers even greater convenience, exclusive offerings and a seamless "bricks and clicks" shopping experience.

All in the e-Commerce Family

The Web will continue to provide excellent growth opportunities for the entire "R"Us Family. In the Spring of 2001, we will transition Babiesrus.com to the Amazon.com platform. This online destination for the #1 baby and juvenile brand gives Web shoppers convenient access to the world's #1 Baby Registry -- the only one to offer the ability to create, update and buy from registries, both online and in stores. The added exposure of this site to the Amazon.com customer base will fuel its already impressive, growth: each day, an average of 500 Moms create registries online (and each sends an email notification to 4-5 friends). The registry eliminates guess-work and geographic barriers from baby gift-buying so that friends and relatives everywhere can easily go online to see what parents need, then shop, buy and send gifts -- beautifully wrapped -- either online or in stores.

Later this year, Toysrus.com will also re-launch the fastest-growing specialty toy retail chain on the Web by introducing an Imaginarium area in its online store.

[GRAPHIC AND PHOTO OMITTED]

Toyrus.com will build upon its success in 2001 by offering shoppers even greater convenience, exclusive offerings and a seamless "bricks and clicks" shopping experience.

*Nielson/NetRatings 1/01       **Jupiter Communications 2/01

:-) today! Ask Mom to GO TO www.Toysrus.com with you -- [LOGO OMITTED] it's the best link to FUN on the Net!

KIDS"R"US

                                [PHOTO OMITTED]

                           We want Kids"R"Us to become
                            a one-stop-shop for Mom.

                     We want to make it the Store of Choice
                       for kids' clothes and accessories.

GROWING UP IN STYLE

Looking Good!

Kids"R"Us was determined to make a difference in the year 2000, applying new strategies to move our business forward. We sharpened our merchandise focus and built aggressively on the success of our convenient, value-centered combo store format. Last year, 89 new combos opened within Toys"R"Us stores. Our private label brands -- New Legends, Little Legends and Miniwear Classics -- enabled us to offer exclusive products at great value. More importantly, we put resources behind innovative concepts to reinforce our renewed energy to create a winning brand.

A Showcase for the Future

In November 2000, Freehold, New Jersey became the first market to experience the future at Kids"R"Us. We completely remodeled our Freehold store featuring clean and inviting displays, an impressive assortment of up-to-date fashion, lifestyle trends and interactive areas for kids. This Kids"R"Us prototype store helped us demonstrate our commitment to redefining our brand and growing our business. Our guests, in return, showed us their resounding approval through ratings as high as 100% in Guest Delight surveys, and a double digit sales increase at the Freehold store.

We also tested a Lifestyle Shop concept in select Kids"R"Us stores. We created a 2000-square foot "shop-within-a-shop" filled with a wide assortment of non-apparel merchandise. Fashion accessories, bath and body, cosmetics, home decor, kids' electronics, stationery, Animal Alley and books made up the appealing mix. Guests gave the shops high marks. Sales are tracking very well, presenting new possibilities for making our store experience more unique.

2001... Here We Come

We eagerly anticipate a productive 2001. Seven more Freehold-model stores are scheduled to be reformatted through the year. Approximately 100 Kids"R"Us stores will be fitted with Lifestyle Shops. We also plan to maximize our combo store potential by converting as many as 100 locations. More importantly, we will continue to improve our product offerings and enhance guest services to give our guests the motivation they need to shop our stores again and again. Our goal: make Kids"R"Us Mom's "Store of Choice" for kids clothes and accessories.

[PHOTOS OMITTED]

We completely remodeled our Freehold store featuring an impressive assortment of up-to-date fashion, lifestyle trends, and interactive areas for kids.

[LOGO OMITTED] How cool is this? Styles kids want, values Moms need. Fashion that totally fits!

BABIES"R"US
The Baby Superstore

                                [PHOTO OMITTED]

                          We want Babies"R"Us to become
                            the #1 Brand for babies.

                       We want to see this "R"Us baby grow
                  with the superior brand hallmarks of service,
                             merchandise choice and
                      innovative and informative shopping.

See baby Grow...

A Record-Breaking Year

Record total sales - up 26% over last year; record operating earnings - up 59% over last year; plus 16 new stores; and countless happy new families. Babies"R"Us had a lot to celebrate at the close of the year 2000. The numbers tell the story.

Guests recognize Babies"R"Us as the leading authority when they shop for baby. They know when they visit our stores they'll find a wide selection, knowledgeable, friendly associates and affordable prices. Events such as our Expectant Parents Seminars, BabyFest Weekends and live product demonstrations have also successfully attracted guests and encouraged return visits to the stores.

In 2000, we also enhanced the performance of one of our greatest assets: our popular Baby Registry system. Last year, we improved our Baby Registry by enabling our guests to create, view and change their personal registry via the Internet, 24 hours a day, seven days a week. Their friends and family also have the ability to view a registry and even make a purchase directly online. Our Baby Registry is invaluable -- it helps us grow our guest base, and provides insight on how we can better serve our guests and meet their needs.

More To Grow On

Our business priorities for 2001 are mapped out clearly. To grow as the #1 Brand for babies, we have to provide the highest levels of service and do our very best for our core guests (expectant Moms and Dads). We will continue to grow our Baby Registry, building on the proven strengths of this key asset. Our stores will also continue to promote our proprietary brands. Especially for Baby and Koala Baby -- available only at Babies"R"Us -- will give our guests value-focused choices. We want our stores to deliver what Moms want most: a comfortable shopping environment, an excellent assortment of current and innovative products for baby, and friendly associates who are well-informed and totally service-oriented.

[PHOTOS AND GRAPHICS OMITTED]

We want our store to deliver what Moms want most: a comfortable shopping environment, an excellent assortment of current and innovative products for Baby, and friendly associates that are well-informed and totally service-oriented.

Just like your baby... we'll be growing and giving you reasons to smile year after year.

                                  Imaginarium

                                [PHOTO OMITTED]

                       We want to maximize the potential
                            of the Imaginarium brand.

                      Imaginarium will be the destination
                         for discovery, learning & fun!

LEARNING + DISCOVERY = GROWTH

Today, Your Neighborhood...

What a difference a year makes. With 170 new Imaginarium Worlds inside select Toys"R"Us stores -- including six in Japan and three in Canada and three new neighborhood stores in the U.S. -- Imaginarium helped us discover a galaxy of possibilities for the year 2000 and beyond. It has grown from a small acquisition to a key strategic element in the growth agenda of the corporation.

The Imaginarium shopping experience has received praise from Moms seeking quality toys with high play and learning values for their children. Unique events such as the award-winning Raggedy Ann Anniversary Promotion* made our store not just a place to shop, but a real destination for entertainment and education. Our store "Toyologists" have succeeded in delivering a winning combination of product knowledge and expert service that guests have responded to with delight - and return visits. As a result, we ended the year with stellar comparative sales increases.

Tomorrow, The World!

Our success in 2000 provides the momentum for bigger and better prospects. We will boldly take our enterprise forward in 2001 and expand our "Galaxy of Toys." We will fulfill the growth agenda of the company globally as more Imaginarium Worlds open in the coming year. By year's end, Moms, Dads and Children will find Imaginarium in 425 Toys"R"Us stores in the U.S. -- as well as in half of all stores in Japan, Australia, Canada, the U.K., France, Germany and Spain under the name:Universe of Imagination. The biggest and most impressive Imaginarium World will be within the Times Square Toys"R"Us flagship store -- with a gigantic Cosmo, inviting play tables and a unique character shop. In addition, watch for 12 new Imaginarium neighborhood stores, coming soon to a U.S. neighborhood near you.

Exciting initiatives like Imaginarium.com will give us dynamic opportunities via the World Wide Web. We will also explore how we can bring the Imaginarium specialty environment to our youngest guests with Imaginarium Baby in select Babies"R"Us stores.

*Winner, Playthings Magazine Award for Promotion of the Year

[PHOTOS OMITTED]

Our store "Toyologists" have succeeded in delivering a winning combination of product knowledge and expert service that guests have responded to with delight
- and return visits.

[LOGO OMITTED](Children + Friends + Discovery) x (Learning + Fund) = Excitement + Growth

                               FINANCIAL SECTION

                                [PHOTO OMITTED]

Management's Discussion and Analysis
of Results of Operations and Financial Condition ................        page 21

Financial Statements ............................................        page 26

Report of Management and
Report of Independent Auditors ..................................        page 37

Directors and Officers ..........................................        page 38

Quarterly Financial Data and Market Information .................        page 40

Store Locations, Corporate Data and Citizenship .................        page 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition

RESULTS OF OPERATIONS*

Comparison of Fiscal Year 2000 to 1999

For comparability purposes, the following comparison of 2000 to 1999 excludes the impact of the initial public offering of Toys"R"Us - Japan, Ltd. ("Toys - Japan"), as well as non-recurring charges resulting from the Toysrus.com alliance with Amazon.com. See "Other Matters" for additional details of these items.

Net sales were $11.3 billion versus $11.9 billion. Excluding the impact of Toys
- Japan in both periods, the company's net sales increased 4% to $11.1 billion from $10.7 billion. Further, excluding the negative impact of currency translation of $172 million, the company's net sales increased 5%. The net sales growth was primarily driven by a 2% increase in comparable store sales, as well as new store growth in the Babies"R"Us division. Comparable store sales for the U.S. toy store division increased 1%, reflecting the strength of its core merchandise, improved customer service and in-stock inventory position, despite acute shortages in video product. Comparable store sales for the International toy store division, on a local currency basis, increased 6% mainly due to the implementation of strategies similar to those being implemented in the U.S.A., along with adding/improving Babies"R"Us shops within its toy stores. Net sales for the Babies"R"Us division increased 26% and comparable store sales grew at a double-digit rate. These increases were driven by strong sales in most merchandise categories and continued customer acceptance of the Babies"R"Us brand. Toysrus.com reported net sales of $180 million, up from $49 million in 1999, reflecting increased market share and the success of its strategic alliance with Amazon.com, which combined the two companies' expertise to create a compelling online shopping experience.

Total gross margin, as a percentage of sales, improved to 31.1% from 29.9%. This increase was primarily attributable to shifts in the merchandise mix and growth in higher margin categories, primarily exclusive product offerings, as well as the implementation of a new strategic pricing system. Gross margin for the U.S. toy store division increased to 30.3% from 28.4%, while gross margin for the Babies"R"Us division grew to 33.8% from 32.8%. The International toy store division reported gross margin of 31.7% versus 30.8%.

Total selling, general and administrative expenses (SG&A), as a percentage of sales, increased to 24.0% from 23.1%. SG&A for the U.S. toy store division increased to 21.5% from 19.8%. This increase is primarily due to increased payroll costs related to the implementation of the company's new customer-focused initiatives, higher distribution center costs due to changes in the handling and amount of inventory, costs associated with actions being taken to improve store ambiance, and systems enhancements. SG&A for the International toy store division decreased to 22.7% from 23.4%. This improvement was primarily a result of the strategic store closures in Central Europe and France, which have improved the overall profitability of this division. The Babies"R"Us division reported SG&A of 23.4% versus 24.0%. This improvement was primarily due to leveraging against sales growth.

Depreciation and amortization increased to $290 million from $278 million. This increase is primarily due to the company's continued store expansion, remodels and front end conversions, strategic investments to improve management information systems and amortization of goodwill related to its acquisition of Imaginarium Toy Centers, Inc. in the second half of 1999.

Interest expense - net, increased to $104 million from $80 million. This increase is mainly attributable to the funding of the company's stock repurchase program, higher interest rates, and the funding of Toysrus.com.

International operating earnings were unfavorably impacted by the translation of local currency into U.S. dollars by approximately $14 million in 2000. The effect of inflation had no material effect on the company's operating results for 2000.

The company's effective tax rate remained unchanged at 36.5%.

Excluding the impact of the company's share of Toysrus.com, 2000 earnings before income taxes, net earnings and diluted earnings per share were $534 million, $339 million and $1.58, respectively.

Comparison of Fiscal Year 1999 to 1998

In 1998, the company recorded restructuring and other non-recurring charges of $698 million to reposition its worldwide business, as set forth below. For comparability purposes, the following discussion regarding results of operations excludes the impact of these charges.

The company's net sales increased 6% to $11.9 billion from $11.2 billion. The net sales growth was primarily driven by a 3% increase in comparable store sales, as well as continued new store expansion, partially offset by the closing of 46 under-performing stores in 1999 and 1998 (see "Restructuring and Other Charges" below). Comparable store sales for the U.S. toy store division increased 3%. The U.S. comparable toy store sales increases were driven primarily by improved merchandising trends and strong sales of Pokemon and electronic and video products. These gains were partially offset by the deflationary impact of video hardware sales and were limited by industry-wide shortages of electronic and other products during the Holiday season. The International toy store division results of operations discussed below include the results of Toys - Japan. Total sales for the International toy store division increased 7% and comparable international toy store sales, on a local currency basis, increased 2%. The comparable international toy store sales increases reflect improved performances in several merchandise categories, in particular, the juvenile, toy and electronics categories. Total sales for the Babies"R"Us division exceeded the $1 billion milestone in 1999 and increased 28%. Comparable store sales for Babies"R"Us increased 9%. Toysrus.com reported total sales of $49 million from its inception in May 1999.

* References to 2000, 1999, and 1998 are for the 53 weeks ended February 3, 2001, and for the 52 weeks ended January 29, 2000, and January 30, 1999, respectively.

International sales were favorably impacted by the translation of local currency into U.S. dollars by approximately $59 million in 1999. Neither the translation of currency into U.S. dollars nor inflation had a material effect on the company's operating results for 1999.

On a consolidated basis, 1999's gross margin, as a percentage of sales, was 29.9% versus 29.8%. The U.S. toy store division reported gross margin of 28.4% as compared to 29.0%. This decrease was a result of increased markdowns to keep inventory fresh. The International toy store division reported gross margin of 30.8% versus 30.9%. The Babies"R"Us division reported gross margin of 32.8% versus 31.0%, reflecting a favorable change in the sales mix.

On a consolidated basis, selling, general and administrative expenses (SG&A), as a percentage of sales, increased to 23.1% from 21.3%. This increase was due in part to establishing and operating Toysrus.com, the implementation of strategic initiatives targeted to improve the company's long-term performance, and costs related to the reformatting of the company's toy stores to the C-3 format. The U.S. toy store division reported SG&A of 19.8% versus 18.6%, while the International toy store division reported SG&A of 23.4% versus 23.6%. The Babies"R"Us division reported SG&A of 24.0% versus 25.0%. This improvement was primarily due to leveraging against sales growth.

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

The company's effective tax rate remained unchanged at 36.5%, excluding the restructuring and other charges.

Included in the company's 1999 results are net costs to establish and operate Toysrus.com. Excluding the impact of these net costs, 1999 earnings before income taxes, net earnings and diluted earnings per share would have been $526 million, $334 million and $1.36, respectively.

Restructuring and Other Charges

During 1998, the company announced certain strategic initiatives and other actions to reposition its worldwide business, including the closing of certain underperforming toy stores, the consolidation of certain distribution center facilities and the reformatting of its toy stores into the C-3 format, all of which resulted in a charge of $353 million ($279 million net of tax benefits, or $1.05 per share). The strategic initiatives resulted in a restructuring charge of $294 million. Other charges of $59 million consisted primarily of changes in accounting estimates and provisions for legal settlements. Details on the components of the charges are described in the notes to the consolidated financial statements and are as follows:

                                             Reserve                 Reserve                   Reserve
                                   Initial   Balance       Utilized  Balance     Utilized      Balance
Description                        Charge    1/30/99       in 1999   1/29/00     in 2000*      2/03/01
------------------------------------------------------------------------------------------------------
Closings/
downsizings:
  Lease
  commitments                      $  81       $  81        $ 19        $ 62        $ 13        $ 49

  Severance
  and other
  closing costs                       29          25          11          14           6           8

  Write-down of
  property, plant
  and equipment                      155          --          --          --          --         --

  Other                               29          24          13          11          11         --
------------------------------------------------------------------------------------------------------
Total
restructuring                      $ 294       $ 130        $ 43        $ 87        $ 30        $ 57
------------------------------------------------------------------------------------------------------
Provisions
for legal
settlements                        $  59       $  39        $  9        $ 30        $ 19        $ 11
------------------------------------------------------------------------------------------------------

* Includes the reversal of an $11 million reserve, as described below.

During 2000, the company updated its review of all of these initiatives including the closing of stores, distribution centers and other restructuring actions. Based upon this review, the company's revised estimates to complete these initiatives indicated that certain reserves were either no longer required or were in excess of the required amount, while other initiatives required additional reserves. As a result, the company reversed an $11 million reserve in 2000. The company believes the unused reserves existing at February 3, 2001 are reasonable estimates of what is required to complete these actions. These reserves are expected to be utilized in the company's upcoming business cycle, with the exception of long-term lease commitment reserves that will be utilized throughout 2001 and thereafter.

In 1998, the company also announced markdowns and other charges of $345 million ($229 million net of tax benefits, or $0.86 per share). Of this charge, $253 million related to markdowns required to clear excess inventory from stores, primarily to enable the company to proceed with the C-3 conversions on an accelerated basis. In addition, the company recorded $29 million in markdowns related to the store closings discussed previously. The company also recorded charges to cost of sales of $63 million related to inventory system refinements and changes in accounting estimates. Details of the markdowns and other charges are as follows:

                                             Reserve                 Reserve                   Reserve
                                   Initial   Balance       Utilized  Balance     Utilized      Balance
Description                        Charge    1/30/99       in 1999   1/29/00      in 2000      2/03/01
------------------------------------------------------------------------------------------------------
Markdowns:
Clear excess
inventory                           $253        $ 74        $ 72        $  2        $  2        $ --

Store closings                        29          27          15          12           5           7

Change in
accounting
estimates and
other                                 63           6           6          --          --          --
------------------------------------------------------------------------------------------------------
Total
cost of sales                      $ 345        $107        $ 93        $ 14        $  7        $  7
------------------------------------------------------------------------------------------------------

The company believes the unused reserves existing at February 3, 2001 are reasonable estimates of what is required to complete its store closing initiatives. These reserves are expected to be utilized in the company's upcoming business cycle.

The company has substantially completed its restructuring program that was announced in 1995, with the exception of long-term lease commitment reserves that will be utilized throughout 2001 and thereafter.

Liquidity and Capital Resources

The company has a $1 billion multi-currency unsecured committed revolving credit facility expiring in December 2002, from a syndicate of financial institutions. On December 8, 2000, the company obtained a $400 million unsecured committed revolving credit facility expiring in December 2001, from a syndicate of financial institutions. These facilities are available to support the company's domestic commercial paper borrowings. There were no outstanding balances under these revolvers at year-end 2000, 1999 or 1998. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, issuance of commercial paper and/or other borrowings.

The seasonal nature of the business typically causes cash to decline from the beginning of the year through October as inventory increases for the Holiday selling season and funds are used for construction of new stores, remodelings and other initiatives that normally occur in this period. The fourth quarter, including the Holiday season, accounted for approximately 42% of net sales in 2000 and 1999 and 44% in 1998, respectively.

Operating Activities

The company's net cash from operating activities was ($151) million in 2000, $865 million in 1999 and $964 million in 1998. The primary changes in cash from operating activities between 2000 and 1999 were due to working capital changes related to merchandise inventories and accounts payable. The cash used for merchandise inventories, net of accounts payable, was significantly higher in 2000 than 1999 as a result of the company's strategy to maintain adequate levels of the best selling merchandise. The changes in cash from operating activities in 1999 compared to 1998 primarily related to a significant decrease in inventories in 1998, partially offset by higher net earnings in 1999.

Investing Activities

In 2000, investing activities included the receipt of $267 million in proceeds received from the initial public offering of shares of Toys - Japan (see "Other Matters" below). Additionally, the company incurred $402 million in net capital expenditures due, in part, to the C-3 refinements, the opening of 16 Babies"R"Us stores and systems refinements. In 1999, major investing activities included $533 million in net capital expenditures related to new store expansion in the Babies"R"Us division and International toy store division, U.S. toy store conversions to the C-3 format, as well as capital requirements to establish and operate Toysrus.com. In addition, the company invested $43 million for the purchase of Imaginarium (see "Other Matters" below).

Financing Activities

Financing activities included proceeds of the yen equivalent borrowing of $147 million. This borrowing is repayable in semi-annual installments, with the final installment due on August 17, 2005. The effective cost of this borrowing is 2.32% and is secured by expected future cash flows from the license fees due from Toys - Japan. The company repurchased a total of 42 million shares of its common stock through its share repurchase program, resulting in a cash outflow of $632 million. The company received a total of $97 million from SOFTBANK Venture Capital and affiliates ("SOFTBANK") relating to its 20% minority interest in Toysrus.com (see "Other Matters" below). Net borrowings increased $521 million in 2000, including the yen equivalent of $147 million, due to the increased share repurchase, increased inventory levels and the funding of Toysrus.com, offset by the deconsolidation of the balance sheet of Toys - Japan. Cash flows used for financing activities decreased to $102 million in 1999 from $344 million in 1998. This change was due to the increased number of toy stores converted to the C-3 format in 1999 and the decreased amount of cash used for the share repurchase program to $200 million in 1999, from $723 million in 1998. In addition, net borrowings were $84 million in 1999 versus $363 million in 1998.

On February 13, 2001, the company borrowed 500 million EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 million fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004. The proceeds were used to reduce outstanding commercial paper obligations. Accordingly, the company has reclassified $466 million from short-term borrowings to long-term debt at February 3, 2001.

Capital Expenditures

Capital expenditures - net of dispositions, amounted to $402 million, $533 million and $373 million for 2000, 1999 and 1998, respectively. The significant decrease from 1999 to 2000 was primarily due to the disposal of distribution centers and other facilities in 2000. Capital expenditures consisted primarily of new stores, conversions of existing stores and refinements to the new C-3 format along with enhancements to the company's management information systems. For 2001, capital requirements for new stores, conversions of existing stores and other capital investments are estimated at approximately $600 million. These plans include the addition of approximately 20 new Babies"R"Us stores in the United States, approximately 3 new International toy stores and approximately 12 Imaginarium stores. The company is also planning the conversion of approximately 250 toy stores in the U.S. into the refined C-3 format.

Other Matters

On February 24, 2000, the company entered into an agreement with SOFTBANK, which included an investment by SOFTBANK of $60 million in Toysrus.com for a 20% ownership interest. Accordingly, the company has recorded a 20% minority interest in the net losses of Toysrus.com in selling, general and administrative expenses. As of February 3, 2001, Toysrus.com received additional capital contributions of $37 million from SOFTBANK representing its proportionate share of funding required for the operation of Toysrus.com.

In connection with the agreement with SOFTBANK, the company issued 1.2 million stock purchase warrants ("warrants") for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. As of February 3, 2001, none of these warrants have been exercised.

On August 9, 2000, Toysrus.com entered into a 10-year strategic alliance with Amazon.com to create a co-branded toy and video game on-line store, which was launched in the third quarter of 2000 and a co-branded baby products on-line store, which will commence operations in 2001. Under this alliance each company is responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising and content for the co-branded store. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web site development, order fulfillment, customer service, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. Also on August 9, 2000, Amazon.com was granted a warrant entitling it to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 3, 2001, this warrant has not been exercised.

As a result of the transition to the co-branded site, the company's Toysrus.com subsidiary incurred non-recurring costs and charges totaling approximately $118 million, $10 million of which were included in cost of sales and $108 million of which were included in selling, general and administrative expenses, primarily relating to the closure of three distribution centers, the write-off of web site assets, as well as other costs associated with migrating data and merchandise to the new site and facilities. These costs and charges were recorded in the third quarter of 2000. These initiatives are expected to be completed in the company's upcoming business cycle. At February 3, 2001, reserves of approximately $80 million, primarily related to exit costs for distribution centers, are reasonable estimates of what is required to complete these initiatives.

The company recorded a non-operating gain of $315 million ($200 million net of taxes) resulting from the initial public offering of shares of Toys - Japan, which was completed on April 24, 2000. Of this gain, $91 million resulted from an adjustment to the basis of the company's investment in Toys - Japan and $224 million related to the sale of a portion of company-owned common stock of Toys - Japan. In connection with this transaction, the company also received net cash proceeds of $267 million and recorded a provision for current income taxes of $82 million and a provision for deferred income taxes of $33 million, respectively. As a result of this transaction, the company's ownership percentage in the common stock of Toys - Japan was reduced from 80% to 48%. Toys
- Japan is a licensee of the company.

On August 20, 1999, the company acquired all of the capital stock of Imaginarium Toy Centers, Inc. for approximately $43 million in cash and the assumption of certain liabilities. This acquisition was intended to accelerate the company's strategy to establish a leadership position in the learning and educational category and to provide further opportunities for new growth. At February 3, 2001, the company operated 37 Imaginarium toy stores in the U.S. In addition, the company has adopted the Imaginarium concept in its new toy store format. The operating results of Imaginarium were not material to the overall results or financial condition of the company.

On August 26, 1999, Robert C. Nakasone resigned as the company's Chief Executive Officer and as a director. Michael Goldstein, the company's Chairman of the Board of Directors, assumed the role of Chief Executive Officer on an interim basis. The company entered into a Separation and Release Agreement with Mr. Nakasone providing for cash payments, the immediate vesting of all unvested options and unvested profit shares held by Mr. Nakasone, as well as the prorated vesting of other unvested equity based awards on the second anniversary of the termination date. The company accrued all costs related to this matter as of January 29, 2000. These amounts were not material to the overall results or financial condition of the company.

On January 17, 2000, John H. Eyler, Jr. was named President and Chief Executive Officer and a director of the company, replacing Mr. Goldstein. On March 7, 2001, the company announced that Mr. Eyler will replace Mr. Goldstein as Chairman of the Board of Directors at the Annual Stockholders meeting on June 6, 2001. Mr. Eyler will also continue as President and Chief Executive Officer of the company while Mr. Goldstein will remain as a director of the company.

Quantitative and Qualitative

Disclosures About Market Risks

The company is exposed to market risk from potential changes in interest rates and foreign exchange rates. The company regularly evaluates these risks and has taken the following measures to mitigate these risks: the countries in which the company owns assets and operates stores are politically stable; the company's foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; the company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies; the company also enters into foreign exchange contracts or purchases options to eliminate specific transaction risk. The market risk related to these derivative contracts is offset by the changes in value of the underlying items being hedged. Approximately half of the company's long-term debt is at fixed interest rates, and therefore, the fair value is affected by changes in market interest rates. The company believes the amount of risk and the use of derivative financial instruments described above are not material to the company's consolidated financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 was later amended by SFAS No. 137 and SFAS No. 138. This standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The standard becomes effective in the first quarter of the company's fiscal year 2001. The cumulative effect of adoption of this statement will not be material to the company's consolidated financial condition, results of operations or cash flows.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements". The company's adoption of SAB 101 in fiscal 2000 did not have a material impact on the consolidated financial condition, results of operations or cash flows.

In May 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-14, "Accounting for Certain Sales Incentives", which changes the way companies must account for certain sales incentives. The company will adopt EITF 00-14 in the first quarter of its fiscal year 2001. The adoption of this EITF 00-14 is not expected to have a material impact on the company's consolidated financial condition, results of operations or cash flows.

Euro Conversion

The company has developed a plan to ensure business and systems continuity during the introduction of the Euro currency in certain of the company's European operations. The initial phase of this plan was implemented prior to the January 1, 1999 (Phase 1) introduction of the Euro. Further implementation of this plan is scheduled to coincide with the transition phases (Phases 2 and 3) of completely converting from local denominated currencies to the Euro (the "Euro conversion"). Total costs for the entire Euro conversion program are not expected to be material. Based on the actions taken to date, the company does not expect the Euro conversion to have a material impact on its consolidated financial condition, results of operations or cash flows.

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

                                [PHOTO OMITTED]

Consolidated Statements of Earnings

Toys"R"Us, Inc. and Subsidiaries

                                                                                                          Year Ended
                                                           ---------------------------------------------------------
                                                            February 3,          January 29,             January 30,
(In millions, except per share data)                              2001                 2000                     1999
--------------------------------------------------------------------------------------------------------------------
Net sales                                                   $   11,332          $    11,862              $    11,170
Cost of sales                                                    7,815                8,321                    8,191
--------------------------------------------------------------------------------------------------------------------
     Gross Margin                                                3,517                3,541                    2,979
--------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                     2,832                2,743                    2,443
Depreciation and amortization                                      290                  278                      255
Equity in net earnings of Toys - Japan                             (31)                   -                       --
Restructuring charge                                                 -                    -                      294
--------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                    3,091                3,021                    2,992
--------------------------------------------------------------------------------------------------------------------

     Operating Earnings/(Loss)                                     426                  520                      (13)

Other income (expense):
     Gain from IPO of Toys - Japan                                 315                   --                       --
     Interest expense                                             (127)                 (91)                    (102)
     Interest and other income                                      23                   11                        9
--------------------------------------------------------------------------------------------------------------------

Earnings/(loss) before income taxes                                637                  440                     (106)
Income taxes                                                       233                  161                       26
--------------------------------------------------------------------------------------------------------------------
Net earnings/(loss)                                         $      404           $      279               $     (132)
--------------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share                             $     1.92           $     1.14                $   (0.50)
--------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share                           $     1.88           $     1.14                $   (0.50)
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                [PHOTO OMITTED]

Consolidated Balance Sheets

Toys"R"Us, Inc. and Subsidiaries

                                                            February 3,       January 29,
(In millions)                                                      2001             2000
--------------------------------------------------------------------------------------------

Assets

Current Assets:

Cash and cash equivalents                                     $     275        $     584
Accounts and other receivables                                      225              182
Merchandise inventories                                           2,307            2,027
Prepaid expenses and other current assets                           100               80
--------------------------------------------------------------------------------------------
      Total current assets                                        2,907            2,873

Property and Equipment:

Real estate, net                                                  2,348            2,342
Other, net                                                        1,909            2,113
--------------------------------------------------------------------------------------------
      Total property and equipment                                4,257            4,455

Investment in Toys - Japan
   (market value of $583 at February 3, 2001)                       108                -
Goodwill, net                                                       361              374
Other assets                                                        370              651
--------------------------------------------------------------------------------------------
                                                               $  8,003        $   8,353
--------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current Liabilities:

Short-term borrowings                                         $     121        $     278
Accounts payable                                                  1,152            1,617
Accrued expenses and other current liabilities                      837              836
Income taxes payable                                                241              107
--------------------------------------------------------------------------------------------
      Total current liabilities                                   2,351            2,838

Long-term debt                                                    1,567            1,230
Deferred income taxes                                               402              362
Other liabilities                                                   195              243

Minority interest in Toysrus.com                                     70                -

Stockholders' Equity:

Common stock                                                         30               30
Additional paid-in capital                                          439              453
Retained earnings                                                 5,161            4,757
Foreign currency translation adjustments                           (211)            (137)
Treasury shares, at cost                                         (2,001)          (1,423)
--------------------------------------------------------------------------------------------
      Total stockholders' equity                                  3,418            3,680
--------------------------------------------------------------------------------------------
                                                              $   8,003        $   8,353
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Toys"R"Us, Inc. and Subsidiaries

                                                                                                  Year Ended
                                                                     ---------------------------------------
                                                                     February 3,   January 29,   January 30,
(In millions)                                                               2001          2000          1999
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings/(loss)                                                        $ 404         $ 279         $(132)
Adjustments to reconcile net earnings/(loss) to net cash
from operating activities:
      Depreciation and amortization                                          290           278           255
      Deferred income taxes                                                   67           156           (90)
      Minority interest in Toysrus.com                                       (33)           --            --
      Equity in net earnings of Toys - Japan                                 (31)           --            --
      Gain from initial public offering of Toys - Japan                     (315)           --            --
      Toysrus.com related non-cash costs and charges                          81            --            --
      Restructuring and other charges                                         --            --           546
      Changes in operating assets and liabilities:
           Accounts and other receivables                                    (69)           35           (43)
           Merchandise inventories                                          (486)         (192)          233
           Prepaid expenses and other operating assets                       (54)          (69)          (27)
           Accounts payable, accrued expenses and other liabilities         (178)          497           229
           Income taxes payable                                              173          (119)           (7)
------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                          (151)          865           964
------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Capital expenditures, net                                                   (402)         (533)         (373)
Purchase of Imaginarium, net of cash acquired                                 --           (43)           --
Net proceeds from sale of Toys - Japan common stock                          267            --            --
Reduction in cash due to deconsolidation of Toys - Japan                     (15)           --            --
Other assets                                                                  --           (28)          (49)
------------------------------------------------------------------------------------------------------------
Net cash from investing activities                                          (150)         (604)         (422)
------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Short-term borrowings, net                                                   419            95             4
Long-term borrowings                                                         147           593           771
Long-term debt repayments                                                    (45)         (604)         (412)
Proceeds received from investors in Toysrus.com                               97            --            --
Issuance of stock warrants                                                    10            --            --
Exercise of stock options                                                      2            14            16
Share repurchase program                                                    (632)         (200)         (723)
------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                            (2)         (102)         (344)
------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                  (6)           15            (2)

Cash and Cash Equivalents
(Decrease)/increase during year                                             (309)          174           196
Beginning of year                                                            584           410           214
------------------------------------------------------------------------------------------------------------
End of year                                                                $ 275         $ 584         $ 410
------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
Income tax (refunds) payments, net                                         $  (2)        $ 126         $ 122
------------------------------------------------------------------------------------------------------------
Interest payments                                                          $ 128         $  92         $ 109
------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Toys"R"Us, Inc. and Subsidiaries

                                                 Common Stock
                                    ---------------------------------------                   Foreign
                                          Issued            In Treasury       Additional     currency                    Total
                                    ------------------    -----------------     paid-in   translation  Retained  stockholders'
(In millions)                       Shares      Amount    Shares     Amount     capital   adjustments  earnings         equity
------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998            300.4     $    30    (18.0)    $  (557)    $   467     $  (122)    $ 4,610     $ 4,428
Net loss for the year                   --          --       --          --          --          --        (132)       (132)
Foreign currency translation
   adjustments                          --          --       --          --          --          22          --          22
------------------------------------------------------------------------------------------------------------------------------
   Comprehensive loss                                                                                                  (110)
Share repurchase program                --          --    (32.2)       (723)         --          --          --        (723)
Issuance of restricted stock            --          --       --          15          (2)         --          --          13
Exercise of stock options, net          --          --       .4          22          (6)         --          --          16
------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999            300.4          30    (49.8)     (1,243)        459        (100)      4,478       3,624
------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year               --          --       --          --          --          --         279         279
Foreign currency translation
   adjustments                          --          --       --          --          --         (37)         --         (37)
------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                                                                                 242
Share repurchase program                --          --    (12.0)       (200)         --          --          --        (200)
Issuance of restricted stock, net       --          --       --           3          (4)         --          --          (1)
Exercise of stock options, net          --          --       .7          17          (2)         --          --          15
------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 2000            300.4          30    (61.1)     (1,423)        453        (137)      4,757       3,680
------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year               --          --       --          --          --          --         404         404
Foreign currency translation
   adjustments                          --          --       --          --          --         (74)         --         (74)
------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                                                                                 330
Share repurchase program                --          --    (42.1)       (632)         --          --          --        (632)
Issuance of restricted stock, net       --          --       --          50         (21)         --          --          29
Exercise of stock options, net          --          --       .3           4          (3)         --          --           1
Issuance of stock warrants              --          --       --          --          10          --          --          10
------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 2001            300.4     $    30    (102.9)   $(2,001)    $   439     $  (211)    $ 5,161     $ 3,418
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                               [GARPHIC OMITTED]

Notes to Consolidated Financial Statements
Toys"R"Us, Inc. and Subsidiaries

(Amounts in millions, except per share data)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The company's fiscal year ends on the Saturday nearest to January 31. References to 2000, 1999 and 1998 are for the 53 weeks ended February 3, 2001, and for the 52 weeks ended January 29, 2000 and January 30, 1999, respectively.

Reclassification

Certain amounts in 1999 and 1998 have been reclassified to conform to the 2000 presentation.

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

Revenue Recognition

The company recognizes retail sales at the time the customer takes possession of merchandise - that is, the point of sale. Revenues from the sale of gift cards and issuance of store credits are recognized when they are redeemed.

Total Enterprise Sales

Total enterprise sales include sales by all stores, whether operated by the company, by franchisees or under joint-venture agreements. Total enterprise sales were $12,774, $12,118 and $11,459 for 2000, 1999 and 1998, respectively.

Advertising Costs

Net advertising costs are included in selling, general and administrative expenses and are expensed as incurred.

Cash and Cash Equivalents

The company considers its highly liquid investments with original maturities of less than three months to be cash equivalents.

Merchandise Inventories

Merchandise inventories for the U.S. toy store division, which represent approximately 68% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at February 3, 2001 or January 29, 2000. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

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

Forward Foreign Exchange Contracts

The company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either February 3, 2001 or January 29, 2000. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The company had $95 and $59 of short-term outstanding forward contracts at February 3, 2001 and January 29, 2000, maturing in 2001 and 2000, respectively. These contracts are entered into with counterparties that have high credit ratings and with which the company has the contractual right to net forward currency settlements.

In addition, the company had a $342 currency swap obligation outstanding at February 3, 2001 and January 29, 2000, respectively, related to its 475 Swiss franc note payable due fiscal 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

GAIN FROM INITIAL PUBLIC
OFFERING OF TOYS-JAPAN

The company recorded a non-operating gain of $315 ($200 net of taxes) resulting from the initial public offering of shares of Toys - Japan, which was completed on April 24, 2000. Of this gain, $91 resulted from an adjustment to the basis of the company's investment in Toys - Japan and $224 related to the sale of a portion of company-owned common stock of Toys - Japan. In connection with this transaction the company also received net cash proceeds of $267 and recorded a provision for current income taxes of $82 and a provision for deferred income taxes of $33, respectively. As a result of this transaction, the company's ownership percentage in the common stock of Toys - Japan was reduced from 80% to 48%. Toys - Japan is a licensee of the company.

PROPERTY AND EQUIPMENT

                                            Useful Life February 3,  January 29,
                                             (in years)        2001         2000
--------------------------------------------------------------------------------
Land                                                         $  810       $  827
Buildings                                        45-50        1,849        1,859
Furniture and equipment                           5-20        2,218        2,046
Leaseholds and
  leasehold improvements                     12 1/2-35        1,291        1,432
Construction in progress                                         97           42
Leased property and equipment
  under capital lease                                            56           26
--------------------------------------------------------------------------------
                                                              6,321        6,232
Less accumulated depreciation
  and amortization                                            2,064        1,777
--------------------------------------------------------------------------------
                                                             $4,257       $4,455
--------------------------------------------------------------------------------

Included in accumulated depreciation and amortization is approximately $24 and $21 related to assets under capital lease at February 3, 2001 and January 29, 2000, respectively.

SEASONAL FINANCING AND LONG-TERM DEBT

                                                        February 3,  January 29,
                                                               2001        2000
--------------------------------------------------------------------------------
Commercial Paper, interest rates
  from 6.37% to 6.75% for 2000
  and 5.64% to 5.98% for 1999(a)                             $  834       $  368
475 Swiss franc note payable, due fiscal 2003(b)                342          342
83/4% debentures, due fiscal 2021,
  net of expenses                                               198          198
16 billion yen note payable at an effective
  cost of 2.32% due in semi-annual
  installments through fiscal 2005(c)                           147           --
Industrial revenue bonds,
  net of expenses(d)                                             41           52
Obligations under capital leases                                 32            8
Mortgage notes payable at annual
  interest rates from 10.16% to 11.00%(e)                         9           10
Japanese yen loans with interest payable
  at annual rates from 1.49% to 6.47%,
  due in varying amounts through 2012                            --          242
7% British pound sterling loan payable,
  due quarterly through 2001                                     --           19
81/4% sinking fund debentures,
  due 2017, net of discounts                                     --           12
--------------------------------------------------------------------------------
                                                              1,603        1,251
Less current portion(f)                                          36           21
--------------------------------------------------------------------------------
                                                             $1,567       $1,230
--------------------------------------------------------------------------------

(a) Included in this amount for 2000 is the EURO equivalent of $466 used to refinance outstanding commercial paper obligations (see "Subsequent Event" footnote).

(b) Supported by a 406 Swiss franc bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 100 basis points.

(c) Collateralized by the expected future yen cash flows from license fees due from Toys - Japan.

(d) Bank letters of credit of $21, expiring in 2002, support certain of these industrial revenue bonds. The company expects that the bank letters of credit will be renewed. The bonds have fixed or variable interest rates with an average rate of 5.5% and 4.1% at February 3, 2001 and January 29, 2000, respectively.

(e) Collateralized by property and equipment with an aggregate carrying value of $9 and $12 at February 3, 2001 and January 29, 2000, respectively.

(f) Included in accrued expenses and other current liabilities on the consolidated balance sheets.

The fair market value of the company's long-term debt at February 3, 2001 and January 29, 2000, exclusive of commercial paper, was approximately $770 and $932, respectively. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

The company has a $1 billion unsecured committed revolving credit facility expiring in December 2002. This multi-currency facility permits the company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. On December 8, 2000, the company obtained a $400 unsecured committed revolving credit facility expiring in December 2001, from a syndicate of financial institutions. These facilities are available to support the company's domestic commercial paper borrowings.

Commercial paper of $368 is classified as long-term debt, as the company maintains long-term committed credit agreements, as described above, to support these borrowings and intends to refinance them on a long-term basis through continued commercial paper borrowings. In addition, the company has reclassified $466 of commercial paper to long-term debt as of February 3, 2001, in conjunction with the EURO borrowings (see "Subsequent Event" footnote). Commercial paper of $121 and $152 at February 3, 2001 and January 29, 2000, respectively, was included in short-term debt.

Additionally, the company has lines of credit with various banks to meet short-term financing needs of its foreign subsidiaries.

The weighted-average interest rates on short-term borrowings outstanding at February 3, 2001 and January 29, 2000 were 6.6% and 4.8%, respectively.

The annual maturities of long-term debt at February 3, 2001, excluding commercial paper of $368, are as follows:

--------------------------------------------------------------------------------
2001                                                                      $   36
2002                                                                          36
2003                                                                         378
2004                                                                         502
2005                                                                          35
2006 and subsequent                                                          248
--------------------------------------------------------------------------------
                                                                          $1,235
--------------------------------------------------------------------------------

LEASES

The company leases a portion of the real estate used in its operations. Most leases require the company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of February 3, 2001 are as follows:

                                             Gross                           Net
                                           minimum       Sublease        minimum
                                           rentals         income        rentals
--------------------------------------------------------------------------------
2001                                        $  250         $   19         $  231
2002                                           247             17            230
2003                                           239             15            224
2004                                           230             12            218
2005                                           220             10            210
2006 and subsequent                          1,682             50          1,632
--------------------------------------------------------------------------------
                                            $2,868         $  123         $2,745
--------------------------------------------------------------------------------

Total rent expense, net of sublease income was $291, $350 and $334 in 2000, 1999 and 1998, respectively.

STOCKHOLDERS' EQUITY

The common shares of the company, par value $0.10 per share, were as follows:

                                                      February 3,    January 29,
                                                             2001           2000
--------------------------------------------------------------------------------
Authorized shares                                           650.0          650.0
--------------------------------------------------------------------------------
Issued shares                                               300.4          300.4
--------------------------------------------------------------------------------
Treasury shares                                             102.9           61.1
--------------------------------------------------------------------------------
Issued and outstanding shares                               197.5          239.3
--------------------------------------------------------------------------------

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                 2000         1999         1998
-------------------------------------------------------------------------------
Numerator:
Net earnings/(loss) available to
  common stockholders                        $    404     $    279     $   (132)
Denominator for basic earnings
  per share - weighted average
  shares                                        210.9        244.8        265.4
Effect of dilutive securities:
  Stock options, etc                              4.1           .6           --
Denominator for diluted
  earnings per share - adjusted
  weighted average shares                       215.0        245.4        265.4
-------------------------------------------------------------------------------
Basic earnings/(loss) per share              $   1.92     $   1.14     $  (0.50)
-------------------------------------------------------------------------------
Diluted earnings/(loss) per share            $   1.88     $   1.14     $  (0.50)
-------------------------------------------------------------------------------

Options to purchase approximately 3.0, 38.7 and 25.0 shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings/(loss) per share because either the option exercise prices were greater than the average market price of the common shares, or the effect would be antidilutive.

STOCK PURCHASE WARRANTS

The company issued 1.2 stock purchase warrants to SOFTBANK Venture Capital and affiliates ("SOFTBANK") for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. As of February 3, 2001, none of these warrants have been exercised. In addition, the company granted a warrant on August 9, 2000 entitling Amazon.com to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 3, 2001, this warrant has not been exercised.

INVESTMENT IN TOYS - JAPAN

The company accounts for its investment in the common stock of Toys - Japan on the "equity method" of accounting since the initial public offering on April 24, 2000. At February 3, 2001, the quoted market value of the company's investment was $583. The valuation represents a mathematical calculation based on the closing quotation published by the Tokyo over-the-counter market and is not necessarily indicative of the amount that could be realized upon sale.

TAXES ON INCOME

The provisions for income taxes consist of the following:

                                              2000          1999           1998
-------------------------------------------------------------------------------
Current:
  Federal                                    $ 120         $ (12)         $  78
  Foreign                                       36            17             18
  State                                         10            --             20
-------------------------------------------------------------------------------
                                               166             5            116
-------------------------------------------------------------------------------
Deferred:
  Federal                                       50            31            (64)
  Foreign                                       13           124             (9)
  State                                          4             1            (17)
-------------------------------------------------------------------------------
                                                67           156            (90)
-------------------------------------------------------------------------------
Total tax provision                          $ 233         $ 161          $  26
-------------------------------------------------------------------------------

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                       February 3,  January 29,
                                                              2001         2000
-------------------------------------------------------------------------------
Deferred tax assets:
  Foreign loss carryforwards                                 $ 290        $ 330
  Restructuring                                                 42           67
  Other                                                         25           48
-------------------------------------------------------------------------------
Gross deferred tax assets                                      357          445
Valuation allowances, primarily related
  to foreign loss carryforwards                               (266)        (273)
-------------------------------------------------------------------------------
                                                             $  91        $ 172
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                                316          316
  LIFO inventory                                                16           30
-------------------------------------------------------------------------------
Gross deferred tax liabilities                               $ 332        $ 346
-------------------------------------------------------------------------------
Net deferred tax liability                                   $ 241        $ 174
-------------------------------------------------------------------------------

On February 3, 2001, the company had $758 of foreign loss carryforwards of which $232 must be utilized within the next seven years and $526 over an indefinite period.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                  2000        1999        1998
------------------------------------------------------------------------------
Statutory tax rate                                35.0%       35.0%      (35.0)%
State income taxes, net of
  federal income tax benefit                       1.4         0.6         4.2
Foreign taxes                                      4.1        (2.6)      (22.4)
Valuation allowances for foreign
  loss carryforwards                              (1.5)       30.0        74.7
Tax benefit of
  branch election                                 (1.4)      (22.5)         --
Subpart F income                                   0.6         1.0         8.5
Foreign tax credits                               (3.8)       (1.6)       (6.8)
Tax on previously unremitted earnings              3.7          --          --
Amortization of goodwill                           0.5         0.7         3.0
Other, net                                        (2.1)       (4.1)       (1.7)
------------------------------------------------------------------------------
Effective tax rate                                36.5%       36.5%       24.5%
------------------------------------------------------------------------------

In 2000, the company elected to treat one of its foreign subsidiaries as a U.S. branch, claimed deductions for its investment in this subsidiary, and reduced its current tax expense. In 1999, the company also elected to treat two of its other foreign subsidiaries as U.S. branches. Income earned by these foreign subsidiaries can be offset by foreign loss carryforwards but will be subject to current U.S. income tax.

In 1998, certain foreign tax benefits have been offset by valuation allowances related to foreign loss carryforwards due in part to the restructuring and other charges recorded in 1998.

Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts, that if remitted would result in little or no tax under current U.S.tax laws, unremitted earnings were approximately $321 at February 3, 2001. Net income taxes of approximately $87 would be due if these earnings were remitted.

STOCK OPTIONS

The company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the company's common stock. The plans cover substantially all employees and directors of the company and provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares, restricted units and unrestricted shares. Of the total number of shares reserved for the Plans, 3.0 shares of company stock have been reserved for the issuance of restricted shares, restricted units, performance units, and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately three years from the date of grant, 50% over the first two years and the remaining 50% over three years. Prior to June 10, 1999, options granted to directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant. Effective June 10, 1999, the options granted to directors are exercisable one-third on a cumulative basis commencing on the third, fourth and fifth anniversaries from the date of grant.

The exercise price per share of all options granted has been the average of the high and low market price of the company's common stock on the date of grant. All options must be exercised within ten years from the date of grant.

At February 3, 2001, an aggregate of 45.4 shares of authorized common stock were reserved for all of the Plans noted above, of which 17.7 were available for future grants. All outstanding options expire at dates ranging from November 1, 2001 to January 30, 2011.

Stock option transactions are summarized as follows:

                                                Exercise Price  Weighted-Average
                                      Shares      Per Share      Exercise Price
--------------------------------------------------------------------------------
Outstanding at January 31, 1998        24.1    $14.78 - $40.94      $29.12
Granted                                17.7     16.94 -  28.38       22.18
Exercised                              (0.7)    14.78 -  27.81       17.99
Canceled                               (4.3)    14.99 -  39.88       28.89
--------------------------------------------------------------------------------
Outstanding at January 30, 1999        36.8     14.78 -  40.94       26.02
--------------------------------------------------------------------------------
Granted                                 9.7     11.69 -  24.22       18.63
Exercised                              (1.3)    18.16 -  25.44       17.71
Canceled                               (5.4)    18.16 -  39.88       25.34
--------------------------------------------------------------------------------
Outstanding at January 29, 2000        39.8     11.69 -  40.94       24.59
--------------------------------------------------------------------------------
Granted                                 7.5     10.25 -  26.25       15.29
Exercised                              (0.4)    14.78 -  22.06       18.96
Canceled                              (22.2)    14.63 -  40.94       28.60
--------------------------------------------------------------------------------
Outstanding at February 3, 2001        24.7    $10.25 - $40.94      $18.36
--------------------------------------------------------------------------------

Options exercisable and the weighted-average exercise prices were 10.8 and $28.25 at January 30, 1999, 20.7 and $23.94 at January 29, 2000, and 11.3 and
$19.60 at February 3, 2001, respectively.

At February 3, 2001, the company's Toysrus.com internet subsidiary had approximately 15.0 stock options outstanding to both employees and non-employees of the company, representing approximately 15% of the authorized common stock of Toysrus.com at February 3, 2001. These outstanding options, with exercise prices ranging between $0.30 and $2.25 per share, entitle each option holder the right to purchase one share of the common stock of Toysrus.com.

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

The company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, issued in October 1995. In accordance with the provisions of SFAS No. 123, the company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings/(loss) and earnings/(loss) per share would have been reduced to the pro forma amounts indicated in the table below:

                                                   2000        1999        1998
-------------------------------------------------------------------------------
Net earnings/(loss) - as reported              $    404    $    279    $   (132)
Net earnings/(loss) - pro forma                     385         232        (162)
Basic earnings/(loss) per share -
  as reported                                      1.92        1.14       (0.50)
Basic earnings/(loss) per share -
  pro forma                                        1.83        0.95       (0.61)
Diluted earnings/(loss) per share -
  as reported                                      1.88        1.14       (0.50)
Diluted earnings/(loss) per share -
  pro forma                                        1.79        0.95       (0.61)
-------------------------------------------------------------------------------

The weighted-average fair value at date of grant for options granted in 2000, 1999 and 1998 was $5.88, $6.26 and $5.31, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 1998 through 2000, a range of assumptions are provided below:

                                      2000            1999            1998
--------------------------------------------------------------------------------
Expected stock price volatility   .434 - .585     .351 - .568     .283 - .347
Risk-free interest rate           5.0% - 6.8%     4.7% - 6.7%     4.7% - 5.8%
Weighted average
 expected life of options           5 years         6 years         6 years
--------------------------------------------------------------------------------

The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.

REPLACEMENT OF CERTAIN STOCK
OPTION GRANTS WITH RESTRICTED STOCK

The company authorized the exchange of certain stock options, having an exercise price above $22 per share, for an economically equivalent grant of restricted stock. The exchange, which was voluntary, replaced approximately 14.4 options with approximately 1.7 restricted shares. Shares of restricted stock resulting from the exchange vest over a period of three years, with one-half of the grant vesting on April 1, 2002 and the remainder vesting on April 1, 2003. Accordingly, the company recognizes compensation expense throughout the vesting period of the restricted stock. During 2000, the company recorded $8 in compensation expense related to this restricted stock.

PROFIT SHARING PLAN

The company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the company's discretion. Provisions of $50, $48 and $41 have been charged to earnings in 2000, 1999 and 1998, respectively.

TOYSRUS.COM

The company entered into an agreement with SOFTBANK which included an investment by SOFTBANK of $60 in Toysrus.com for a 20% ownership interest. Accordingly, the company has recorded a 20% minority interest in the net losses of Toysrus.com in selling, general and administrative expenses. Toysrus.com received additional capital contributions of $37 from SOFTBANK representing its proportionate share of funding required for the operations of Toysrus.com

In connection with the agreement with SOFTBANK, the company issued 1.2 stock purchase warrants ("warrants") for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. As of February 3, 2001, none of these warrants have been exercised.

Toysrus.com entered into a 10-year strategic alliance with Amazon.com to create a co-branded toy and video game on-line store, which was launched in the third quarter 2000 and a co-branded baby products on-line store, which will commence operations in 2001. Under this alliance each company is responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising and content for the co-branded store. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web site development, order fulfillment, customer service, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. Amazon.com was granted on August 9, 2000 a warrant entitling it to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 3, 2001, this warrant has not been exercised.

As a result of the transition to the co-branded site, the company's Toysrus.com subsidiary incurred non-recurring costs and charges totaling approximately $118, $10 of which were included in cost of sales and $108 of which were included in selling, general and administrative expenses, primarily relating to the closure of three distribution centers, the write-off of web site assets, as well as other costs associated with migrating data and merchandise to the new site and facilities. These costs and charges were recorded in the third quarter of 2000. These initiatives are expected to be completed in the company's upcoming business cycle. At February 3, 2001, reserves of approximately $80, primarily related to exit costs for distribution centers, are reasonable estimates of what is required to complete these initiatives.

ACQUISITION

On August 20, 1999, the company acquired all of the capital stock of Imaginarium Toy Centers, Inc., a leading educational specialty retailer with 41 stores in 13 states, for approximately $43 in cash and the assumption of certain liabilities. The acquisition is accounted for using the purchase method of accounting and the results of Imaginarium operations have been combined with those of the company from the date of acquisition. The excess of purchase price over net assets acquired of approximately $38 has been recorded as goodwill and is being amortized on a straight-line basis over the estimated useful life of 10 years. The operating results of Imaginarium from the date of acquisition were not material to the overall results or financial condition of the company, as such, proforma information has not been provided.

SEGMENTS

The company's reportable segments are Toys"R"Us - U.S., Toys"R"Us - International, Toys"R"Us - Japan, Babies"R"Us and Toysrus.com. Included in the category classified as "Other" are the operating results of the Kids"R"Us division and equity in the net earnings of Toys"R"Us - Japan, as well as other corporate related items. Toys"R"Us - U.S. operates toy stores in 49 states and Puerto Rico, Toys"R"Us - International operates or franchises toy stores in 27 countries outside the United States and Babies"R"Us operates stores in 33 states. Information on segments and a reconciliation to earnings/(loss) before income taxes, are as follows:

                                                                     Year ended
-------------------------------------------------------------------------------

                                          February 3,  January 29,  January 30,
                                                 2001         2000         1999
-------------------------------------------------------------------------------
Net sales
  Toys"R"Us - U.S.                           $  7,073     $  6,911     $  6,658
  Toys"R"Us - International(a)                  1,872        1,990        2,090
  Toys"R"Us - Japan(b)                            277        1,208          906
  Babies"R"Us                                   1,310        1,036          810
  Toysrus.com                                     180           49           --
  Kids"R"Us                                       620          668          706
-------------------------------------------------------------------------------
Total                                        $ 11,332     $ 11,862     $ 11,170
-------------------------------------------------------------------------------
Operating earnings/(loss)
  Toys"R"Us - U.S.                           $    407     $    392     $    508
  Toys"R"Us - International(a)                    124           98          103
  Toys"R"Us - Japan,
    net of minority interest(b)                     8           64           43
  Babies"R"Us                                     110           69           30
  Toysrus.com,
    net of minority interest                     (212)         (86)          --
  Restructuring and other charges                  --           --         (698)
  Other                                           (11)         (17)           1
-------------------------------------------------------------------------------
  Operating earnings/(loss)                       426          520          (13)
  Interest expense, net                          (104)         (80)         (93)
  Gain from IPO of Toys - Japan                   315           --           --
-------------------------------------------------------------------------------
Earnings/(loss) before income taxes          $    637     $    440     $   (106)
-------------------------------------------------------------------------------
Identifiable assets
  Toys"R"Us - U.S.                           $  5,384     $  4,801     $  4,300
  Toys"R"Us - International(a)                  1,235        1,274        1,742
  Toys"R"Us - Japan(b)                             --          813          680
  Babies"R"Us                                     486          389          295
  Toysrus.com                                     141           65           --
  Other                                           757        1,011          882
-------------------------------------------------------------------------------
Total                                        $  8,003     $  8,353     $  7,899
-------------------------------------------------------------------------------
Depreciation and amortization
  Toys"R"Us - U.S.                           $    193     $    172     $    154
  Toys"R"Us - International(a)                     42           47           52
  Toys"R"Us - Japan(b)                              4           16           11
  Babies"R"Us                                      26           22           19
  Toysrus.com                                       6            2           --
  Other                                            19           19           19
-------------------------------------------------------------------------------
Total                                        $    290     $    278     $    255
--------------------------------------------------------------------------------

(a) Excludes Toys"R"Us - Japan.

(b) Toys"R"Us - Japan has been accounted for under the equity method since its initial public offering on April 24, 2000. The company had consolidated the results of Toys"R"Us - Japan prior to this event.

RESTRUCTURING AND OTHER CHARGES

In 1998, the company announced strategic initiatives to reposition its worldwide business. The cost to implement these initiatives, as well as other charges resulted in a total charge of $353 ($279 net of tax benefits, or $1.05 per share). These strategic initiatives required a restructuring charge of $294 to close and/or downsize stores, distribution centers and administrative functions. This worldwide plan included the closing of 50 toy stores in the International division, predominately in continental Europe, and 9 in the United States that did not meet the company's return on investment objectives. The plan also included the closing of 31 Kids"R"Us stores and conversion of 28 nearby U.S. toy stores into combination stores in the company's C-3 format. Other charges consisted primarily of changes in accounting estimates and provisions for legal settlements of $59 recorded in selling, general and administrative expenses. Of the total restructuring and other charges, $169 related to domestic operations and $184 related to international operations.

During 2000, the company updated its review of all of these initiatives including the closing of stores, distribution centers and other restructuring actions. Based upon this review, the company's revised estimates to complete these initiatives indicated that certain reserves were either no longer required or were in excess of the required amount, while other initiatives required additional reserves. As a result, the company reversed an $11 reserve in 2000. The company believes the unused reserves existing at February 3, 2001 are reasonable estimates of what is required to complete these actions. These reserves are expected to be utilized in the company's upcoming business cycle, with the exception of long-term lease commitment reserves that will be utilized throughout 2001 and thereafter.

Also in 1998, the company announced mark-downs and other charges to cost of sales of $345 ($229 net of tax benefits, or $0.86 per share). Of this charge, $253 related to markdowns required to clear excess inventory from its stores so the company could proceed with its new C-3 store format on an accelerated basis. Another component of the charge was inventory markdowns of $29 related to the closing and/or downsizing of stores discussed above. The company also recorded charges to cost of sales of $63 related to inventory system refinements and changes in accounting estimates. Of these charges, $288 related to domestic operations and $57 related to International operations. The company believes the unused reserves of $7 are reasonable estimates of what is required to complete its store closing initiatives. These reserves are expected to be utilized in the company's upcoming business cycle.

The company has substantially completed its restructuring program that was announced in 1995, with the exception of long-term lease commitment reserves that will be utilized throughout 2001 and thereafter.

LOSS RELATED TO STORE CLOSING

During the third quarter of 2000, the company announced its intention to open a new flagship store in Times Square, New York City during 2001. In conjunction with this plan, the company has committed to close and exit its store in Herald Square, New York City, which is expected to close in mid-2001. Accordingly, the company has accrued $11 in the quarter ended October 28, 2000, representing anticipated costs to exit this location.

SUBSEQUENT EVENT

On February 13, 2001, the company borrowed 500 EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004. The proceeds were used to reduce outstanding commercial paper obligations. Accordingly, the company has reclassified $466 from short-term borrowings to long-term debt at February 3, 2001.

OTHER MATTERS

On May 22, 1996, the Staff of the Federal Trade Commission (the "FTC") filed an administrative complaint against the company alleging that the company was in violation of Section 5 of the Federal Trade Commission Act for its practices relating to warehouse clubs. The complaint alleged that the company reached understandings with various suppliers that such suppliers would not sell to the clubs the same items that they sell to the company. The complaint also alleged that the company "facilitated understandings" among the manufacturers that such manufacturers would not sell to clubs. The complaint sought an order that the company cease and desist from this practice. The matter was tried before an administrative law judge in the period from March through May of 1997. On September 30, 1997, the administrative law judge filed an Initial Decision upholding the FTC's complaint against the company. On October 13, 1998, the FTC issued a final order and opinion upholding the FTC's complaint against the company. On August 1, 2000, the United States Court of Appeals affirmed the FTC's final order.

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

The company believes that it has always acted fairly and in the best interests of its customers and that both its policy and its conduct in connection with the foregoing have been and are within the law. However, to avoid the cost and uncertainty of protracted litigation the company reached an agreement to settle all of the class action and attorney general lawsuits in a manner which will not have a material adverse effect on its financial condition, results of operations or cash flow. The Court granted final approval of the agreement on February 17, 2000. The company has accrued all anticipated costs relating to this matter as of January 30, 1999.

In August 2000, eleven purported class action lawsuits were filed (six in the United Stated District Court for the District of New Jersey, three in the United Stated District Court for the Northern District of California, one in the United Stated District Court for the Western District of Texas and one in the Superior Court of the State of California, County of San Bernadino), against the company and its affiliates Toysrus.com, Inc. and Toysrus.com, LLC. In September 2000, three additional purported class action lawsuits were filed (two in the United Stated District Court for the District of New Jersey and one in the United Stated District Court for the Western District of Texas). These actions generally purport to bring claims on behalf of all persons who have visited one or more of the company's web sites and either made an online purchase or allegedly had information about them unlawfully "intercepted," "monitored," "transmitted," or "used." All the suits (except one filed in the United Stated District Court for the District of New Jersey) also named Coremetrics, Inc. ("Coremetrics"), an internet marketing company, as a defendant.

These lawsuits assert various claims under the federal privacy and computer fraud statutes, as well as under state statutory and common law, arising out of an agreement between the company and Coremetrics, alleging that the company tracks its web site users' activities online and shares that information with third parties in violation of the law. These suits seek damages in unspecified amounts and other relief under state and federal law.

The company and Coremetrics filed a joint application with the Multidistrict litigation panel (the "MDL Panel") to have all of the federal actions consolidated and transferred to the United States District Court for the Northern District of California. A hearing on that application was held on November 17, 2000, and all matters have now been consolidated in the United States District Court for the Northern District of California.

The company believes that it has substantial defenses to these claims and plans to vigorously defend these lawsuits.

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

/s/ John H. Eyler, Jr.       /s/ Louis Lipschitz

John H. Eyler, Jr.           Louis Lipschitz
President and                Executive Vice President
Chief Executive Officer      and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at February 3, 2001 and January 29, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
March 7, 2001

[GRAPHIC OMITTED]

DIRECTORS AND OFFICERS

Directors

Charles Lazarus
Chairman Emeritus
of the company

Michael Goldstein
Chairman of the Board
of the company

RoAnn Costin
President,
Reservoir Capital Management, Inc.

John H. Eyler, Jr.
President and Chief Executive Officer of the company

Calvin Hill
Consultant

Nancy Karch
Consultant and former
Director (Senior Partner)
of McKinsey & Company

Shirley Strum Kenny
President, State University
of New York at Stony Brook

Norman S. Matthews
Consultant and former
Vice Chairman of the Board
and President of Federated Department Stores

Arthur B. Newman
Senior Managing Director,
Blackstone Group


Corporate and Administrative

John H. Eyler, Jr.
President and
Chief Executive Officer

Michael G. Shannon
President -
Administration and Logistics

Francesca L. Brockett
Executive Vice President -
Strategic Planning/
Business Development

Christopher K. Kay
Executive Vice President -
General Counsel, Corporate Secretary

Warren F. Kornblum
Executive Vice President -
Worldwide Marketing
and Brand Management

Louis Lipschitz
Executive Vice President -
Chief Financial Officer

John Holohan
Senior Vice President -
Chief Information Officer

Jon W. Kimmins
Senior Vice President -
Treasurer

Dorvin D. Lively
Senior Vice President -
Corporate Controller

Peter W. Weiss
Senior Vice President -
Taxes

David Braxton
Vice President -
Enterprise Guest Relations

Rebecca A. Caruso
Vice President -
Corporate Communications

Michael J. Corrigan
Vice President -
Compensation and Benefits

Richard N. Cudrin
Vice President -
Human Resources, Distribution
and Associate Relations

Marianita Howard
Vice President -
Creative Services

Ronald V. Lombardi
Vice President -
Real Estate Counsel

Amy L. Muntner
Vice President -
Strategic Planning and
Business Development

David Picot
Vice President -
Real Estate, Design
and Construction

Dion C. Rooney
Vice President -
Systems Development

David J. Schwartz
Vice President -
Corporate Attorney

Michael L. Tumolo
Vice President -
Counsel

Monica L. Wood
Vice President -
Consumer Insights

[GRAPHIC OMITTED]

Toys"R"Us United States

Gregory R. Staley
President

James E. Feldt
President - Merchandising
and Marketing

James R. Bodemuller
Senior Vice President -
Planning and Allocation

Jonathan M. Friedman
Senior Vice President -
Chief Financial Officer

Andrew R. Gatto
Senior Vice President -
Product Development

Dennis J. Williams
Senior Vice President - Operations

Kristopher M. Brown
Vice President - Logistics

Thomas F. DeLuca
Vice President - Imports, Product
Development and Safety Assurance

Alfred Fortier
Vice President - World Leader

Emanual J. Francione
Vice President - World Leader

Daniel D. Hlavaty
Vice President - Loss Prevention

Frederick L. Hurley
Vice President - World Leader

Michael C. Jacobs
Vice President - Worldwide Transportation

Elizabeth S. Jordan
Vice President - Human Resources

J. Thomas Lynn
Vice President and President
of Imaginarium Stores

Julie E. Lynn
Vice President - World Leader

Charlene Mady
Vice President -
Merchandise Allocation

Gerald S. Parker
Vice President - Customer
Support and Administration

Timothy J. Slade
Vice President - Store Planning

William A. Stephenson
Vice President - Merchandise
Planning and Allocation

Elliott Wahle
Vice President - General Manager

David S. Walker
Vice President - U.S. Marketing
and Advertising

Steven M. Whealon
Vice President - World Leader,
Special Projects

Wayne T. Yodzio
Vice President - World Leader

Harvey J. Finkel
Regional Vice President - Northeast

Michael K. Heffner
Regional Vice President - Midwest

Samuel M. Martin
Regional Vice President - Pacific

John J. Prawlocki
Regional Vice President - Southeast

Edward F. Siegler
Regional Vice President - Mid-Atlantic

Kevin VanDerGriend
Regional Vice President - Great Lakes


Toys"R"US International

Joan W. Donovan
Senior Vice President -
General Merchandise Manager

Ernest V. Speranza
Senior Vice President - Marketing

Robert J. Baker
Vice President - Finance

Larry D. Gardner
Vice President - Operations

Arthur J. Mason
Vice President - Management
Information Systems

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

John Schryver
Managing Director -
Toys"R"Us Australia

Antonio Urcelay
Managing Director -
Toys"R"Us Iberia


Babies"R"Us and Kids"R"Us

Richard L. Markee
President - Babies"R"Us and
Chairman - Kids"R"Us

Janet L. Emerson
President - Kids"R"Us

Martin E. Fogelman
Senior Vice President -
General Merchandise Manager -
Juvenile

James G. Parros
Senior Vice President -
Stores and Distribution
Center Operations
Kids"R"Us

David E. Schoenbeck
Senior Vice President - Operations
Babies"R"Us

Pamela B. Wallack
Senior Vice President -
General Merchandise Manager
Kids"R"Us

Cari Cox
Vice President - Divisional
Merchandise Manager
Kids"R"Us

Therese R. Dena
Vice President -
Planning and Allocation
Kids"R"Us

Deborah Derby
Vice President - Human Resources
Babies"R"Us

Daniel C. DeYoe
Vice President - Sourcing
and Quality Assurance
Kids"R"Us

Nora Gomez
Vice President - Divisional
Merchandise Manager
Kids"R"Us

Julie Jardine-Bobrow
Vice President - Divisional
Merchandise Manager
Kids"R"Us

Susan Montecallo Pagano
Vice President - Marketing
Babies"R"Us

Vincent A. Scarfone
Vice President - Human Resources
Kids"R"Us

Christopher M. Scherm
Vice President - Marketing
Kids"R"Us

Robert S. Zarra
Vice President -
Chief Financial Officer
Kids"R"Us and Babies"R"Us


Toysrus.com

John Barbour
Chief Executive Officer

Raymond L. Arthur
Senior Vice President -
Chief Financial Officer

Joel D. Anderson
Vice President - General Manager
Babiesrus.com

Greg Ahearn
Vice President - Marketing
and Business Development

James M. Gorenc
Vice President - Human Resources

John Harper
Vice President - Managing Director
International

Daniel J. Kochenash
Vice President -
Operations

Jeanne Meyer
Vice President -
Corporate Communications

Edward J. Roth
Vice President - Research

John P. Sullivan
Vice President - General
Merchandising Manager

QUARTERLY FINANCIAL DATA AND MARKET INFORMATION
Toys"R"Us, Inc. and Subsidiaries

Quarterly Financial Data
(In millions except per share data)

The following table sets forth certain unaudited quarterly financial information.

                             First          Second        Third        Fourth
                           Quarter         Quarter      Quarter       Quarter
-----------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------
Net Sales                  $ 2,319         $ 1,994      $ 2,220       $ 4,799
Cost of Sales                1,601           1,358        1,522         3,334
Net Earnings/(Loss)            215(a)(b)         3(b)       (65)(b)       251(b)
Basic Earnings/(Loss)
   per Share               $   .93         $   .01      $  (.32)      $  1.27
Diluted Earnings/(Loss)
   per Share               $   .93         $   .01      $  (.32)      $  1.23

1999
-----------------------------------------------------------------------------
Net Sales                  $ 2,166         $ 2,204      $ 2,465       $ 5,027
Cost of Sales                1,505           1,522        1,704         3,590
Net Earnings                    17              12(b)        15(b)        235(b)
Basic Earnings
   per Share               $   .07         $   .05      $   .06       $   .98
Diluted Earnings
   per Share               $   .07         $   .05      $   .06       $   .98

(a) Includes the gain from the initial public offering of Toys - Japan of $315 ($200 net of tax, or $0.93 per share).

(b)   Includes the net loss of Toysrus.com, net of minority interest as follows:

      2000
      First quarter - $14 ($9 net of tax, or $0.04 per share). Second quarter - $20 ($13 net of tax, or $0.06 per share). Third quarter - $126 ($80 net of tax, or $0.39 per share). Fourth quarter - $52 ($33 net of tax, or $0.16 per share).

      1999
      Second quarter - $5 ($3 net of tax, or $0.01 per share).
      Third quarter - $17 ($11 net of tax, or $0.04 per share).
      Fourth quarter - $64 ($41 net of tax, or $0.17 per share).

Market Information

The company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest hundreth) based on New York Stock Exchange trading since January 30, 1999.

The company has not paid any cash dividends, however, the Board of Directors of the company reviews this policy annually.

The company had approximately 30,207 Stockholders of Record on March 6, 2001.

                                                            High            Low
--------------------------------------------------------------------------------
1999      1st Quarter                                  $   23.25      $   13.63
          2nd Quarter                                      24.75          15.94
          3rd Quarter                                      17.19          13.13
          4th Quarter                                      19.00           9.75
--------------------------------------------------------------------------------
2000      1st Quarter                                  $   15.50      $   10.06
          2nd Quarter                                      18.00          13.44
          3rd Quarter                                      19.25          14.88
          4th Quarter                                      26.69          14.50
--------------------------------------------------------------------------------

Store Locations

Stores Across the U.S. at Feb. 3, 2001

                                  Toys        Kids       Babies    Imaginarium
--------------------------------------------------------------------------------
Alabama                             8           1           2          --
Alaska                              1          --          --          --
Arizona                            11          --           3           1
Arkansas                            5          --          --          --
California                         88          21          16           7
Colorado                           10          --           4          --
Connecticut                        11           5           1           3
Delaware                            2           1           1          --
Florida                            47          10          11          --
Georgia                            20           4           7          --
Hawaii                              1          --          --          --
Idaho                               2          --          --          --
Illinois                           36          18           7           2
Indiana                            13           6           2          --
Iowa                                8          --          --          --
Kansas                              5           1           1          --
Kentucky                            8          --           2           1
Louisiana                          11          --           1          --
Maine                               2           1          --          --
Maryland                           20           7           3           5
Massachusetts                      19           6           4          --
Michigan                           25          13           6          --
Minnesota                          11           2           2           2
Mississippi                         5          --          --          --
Missouri                           13           4           4          --
Montana                             1          --          --          --
Nebraska                            3          --          --          --
Nevada                              4          --           2          --
New Hampshire                       5           2          --          --
New Jersey                         25          18           8           7
New Mexico                          4          --          --          --
New York                           47          22           7           3
North Carolina                     16           1           5          --
North Dakota                        1          --          --          --
Ohio                               33          18           9           4
Oklahoma                            4          --           2          --
Oregon                              8          --           2          --
Pennsylvania                       34          15           3          --
Rhode Island                        1           1           1          --
South Carolina                      9          --           3          --
South Dakota                        2          --          --          --
Tennessee                          15           2           4          --
Texas                              55           8          14          --
Utah                                6           3           1          --
Vermont                             1          --          --          --
Virginia                           22           5           5           2
Washington                         15          --           2          --
West Virginia                       4          --          --          --
Wisconsin                           9           3          --          --

Puerto Rico                         4          --          --          --
--------------------------------------------------------------------------------
                                  710         198         145          37
--------------------------------------------------------------------------------

Toys"R"Us International - 491
Australia - 23
Austria - 8
Bahrain - 1(a)
Canada - 63
Denmark - 10(a)
France - 31
Germany - 51
Hong Kong - 6(a)
Indonesia  - 3(a)
Israel - 20(a)
Japan - 111(b)
Malaysia - 5(a)
Mauritius - 1(a)
Netherlands  - 12(a)

Norway - 2(a)
Portugal - 6
Qatar - 1(a)
Saudi  Arabia - 4(a)
Singapore  - 4(a)
South  Africa - 7(a)
Spain - 30
Sweden - 9(a)
Switzerland  - 4
Taiwan - 6(a)
Turkey - 8(a)
United Arab Emirates-2(a)
United Kingdom - 63

(a) Franchise or joint venture. (b) 48% owned.

Significant news releases are anticipated to be available as follows:

Call after...          For the following...
May 21, 2001           1st Quarter Results
Aug. 20, 2001          2nd Quarter Results
Nov. 19, 2001          3rd Quarter Results
Jan. 10, 2002          Holiday Sales Results
Mar. 6, 2002           2001 Results

Corporate Citizenship

Toys"R"Us maintains a company-wide giving program focused on improving the health care needs of children by supporting many national and regional children's health organizations.

Since it was established in 1992, the Toys"R"Us Children's Fund has contributed millions of dollars to hospitals and children's charities around the country. Children are important to us and the Toys"R"Us Children's Fund will continue to support charities that offer the promise of a happier, more fulfilling life for children everywhere.

In support of this philosophy, we have also established the Hospital Playroom program. Designed as a safe haven of fun and play within a medical setting, Toys"R"Us Kids Playrooms were developed in cooperation with child life specialists to create a special fun-filled room that is warm and inviting. There are currently 50 rooms in 17 states helping children get better through the magic of play and love of toys.

If you would like to receive more information about Toys"R"Us corporate citizenship, please write to the Community Relations Coordinator, Toys"R"Us Children's Fund, at 461 From Road, Paramus, NJ 07652.

Visit us on the Internet at
www.toysrus.com, www.babiesrus.com
and www.imaginarium.com.

Annual Meeting

The Annual Meeting of the
Stockholders of Toys"R"Us, Inc.
will be held at The 200 Fifth Club,
200 Fifth Avenue, New York, New York,
on June 6, 2001 at 10:00 a.m.

The Offices of The Company are located at

461 From Road
Paramus, New Jersey 07652
Telephone: 201-262-7800

225 Summit Avenue
Montvale, New Jersey 07645
Telephone: 201-802-5000

General Counsel

Christopher K. Kay
Executive Vice President of the company
461 From Road
Paramus, New Jersey 07652

Independent Auditors

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Registrar and Transfer Agent

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, New York 10007
Telephone: 212-936-5100

Common Stock listed

New York Stock Exchange, Symbol: TOY

Stockholder Information

The company will supply to any owner of its common stock, upon written request to Mr. Louis Lipschitz of the company at the above address and without charge, a copy of the annual report on Form 10-K for the year ended February 3, 2001, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate new releases, can be obtained by calling 800-785-TOYS, or at our web site on the Internet at www.toysrus.com.