Form 10-K, Exhibit 13
period 2002-02-02
TOYS R US INC
filed 2002-05-03
CIK 1005414

Exhibit 13

                               TOYS "R" US [Logo]

                               [PHOTO OMITTED]

                               Annual Report 2001

Company Profile

Toys"R"Us, Inc. -- The world's leading resource for kids, families and fun -- currently operates 1,599 stores; 701 TOYS"R"US stores in the United

States and 507 international toy stores, including franchise stores; 184 Kids"R"Us stores, 165 Babies"R"Us stores and 42 Imaginarium stores. Visit www.toysrus.com, www.babiesrus.com and www.imaginarium.com.

                                    Toys"R"Us

                                    Toys"R"Us

                                  International

                                    Kids"R"Us

                                   Babies"R"Us

                                   Imaginarium

                                   Toysrus.com

                             |financial highlights|

financial highlights
Toys"R"Us, Inc. and Subsidiaries

(Dollars in millions, except per share data)                                                                    Fiscal Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                               Feb. 2,   Feb. 3,   Jan. 29,  Jan. 30,    Jan. 31,   Feb. 1,   Feb. 3,  Jan. 28,  Jan. 29,  Jan. 30,
                                 2002      2001       2000      1999        1998      1997      1996      1995      1994      1993
------------------------------------------------------------------------------------------------------------------------------------
Operations
Total Enterprise Sales*       $12,630   $12,774   $12,118    $11,459     $11,315   $10,113    $9,498    $8,819    $8,018    $7,232
Net Sales                      11,019    11,332    11,862     11,170      11,038     9,932     9,427     8,746     7,946     7,169
Net Earnings/(Loss)                67       404       279       (132)        490       427       148       532       483       438
Basic Earnings/(Loss)
  Per Share                      0.34      1.92      1.14      (0.50)       1.72      1.56      0.54      1.88      1.66      1.51
Diluted Earnings/(Loss)
  Per Share                      0.33      1.88      1.14      (0.50)       1.70      1.54      0.53      1.85      1.63      1.47
Financial Position at
  Year End
Working Capital                $  631   $   556   $    35    $   106     $   579   $   619    $  326    $  484    $  633    $  797
Real Estate-Net                 2,313     2,348     2,342      2,354       2,435     2,411     2,336     2,271     2,036     1,877
Total Assets                    8,076     8,003     8,353      7,899       7,963     8,023     6,738     6,571     6,150     5,323
Long-Term Debt                  1,816     1,567     1,230      1,222         851       909       827       785       724       671
Stockholders' Equity            3,414     3,418     3,680      3,624       4,428     4,191     3,432     3,429     3,148     2,889
Common Shares Outstanding       196.7     197.5     239.3       250.6      282.4     287.8     273.1     279.8     289.5     293.1
Number of Stores at
  Year End
Toys"R"Us - U.S.                  701       710       710        704         700       682       653       618       581       540
Toys"R"Us - International         507       491       462        452         441       396       337       293       234       167
Kids"R"Us - U.S.                  184       198       205        212         215       212       213       204       217       211
Babies"R"Us - U.S.                165       145       131        113          98        82        --        --        --        --
Imaginarium - U.S.                 42        37        40         --          --        --        --        --        --        --
Total Stores                    1,599     1,581     1,548      1,481       1,454     1,372     1,203     1,115     1,032       918

* Total enterprise sales include sales by all stores, whether operated by the company, by licensees, franchisees or under joint-venture agreements.

[PHOTO OMITTED]

contents

Financial Highlights ...............................................  page 1

Letter to Our Shareholders .........................................  page 3

Divisional Highlights ..............................................  page 9

Management's Discussion and Analysis
of Results of Operations and Financial Condition ...................  page 23

Financial Statements ...............................................  page 30

Report of Management and
Report of Independent Auditors .....................................  page 42

Directors and Officers .............................................  page 43

Quarterly Financial Data and Market Information ....................  page 44

Store Locations, Corporate Data and
Corporate Citizenship ..............................................  page 45

                               [PHOTO OMITTED]

                             / shareholder letter /

on the move

Message to our shareholders

This  past  year was a  tumultuous  one for our  company,  along  with  many top retailers. Challenging economic conditions, coupled with the tragic and unprecedented events of September 11, had a significant negative impact on our fiscal 2001 results.

We were not pleased with our sales performance nor with our earnings performance in 2001. While we can't change it, I want to assure you that we're committed to delivering a solid 2002. We believe that's an achievable goal.

It's important to note that despite the difficult retail climate post-9/11, the successful execution of our strategies resulted in a solid fourth quarter performance. We were able to increase net earnings before restructuring and other charges in that quarter by 13 percent to $284 million or $1.39 per share, compared to $251 million or $1.23 per share in last year's fourth quarter. In addition, our inventory discipline was excellent, and we ended the year with comparable store inventories down in every division. In our U.S. toy store division, comparable store inventories were down approximately $200 million, a 13 percent decrease. Total company inventory was down $266 million or 12 percent.

While we saw a number of positive developments in the fourth quarter, we could not overcome the weakness exhibited during the prior three quarters. Thus, for the full year, our total sales of $11 billion were essentially flat with the prior year excluding the sales of Toys"R"Us-Japan, and our net earnings, before the impact of the restructuring and other charges, were $193 million or $0.94 per share, compared to net earnings of $264 million or $1.23 per share in 2000, excluding the gain from the IPO of Toys"R"Us-Japan and the Amazon.com alliance non-recurring charges.

Nonetheless, fueled by the momentum of our customer-focused strategic growth plan, Toys"R"Us reached several milestones for building brand equity, unique content and guest satisfaction. From the opening of our international flagship store in Times Square to our new marketing campaign featuring Geoffrey the Giraffe, to improving vendor relationships, to our solid holiday performance in a very tenuous climate, all indications are that we are still very much on track for fulfilling the strategic repositioning we set out to accomplish two years ago.

Responding from the heart

We were hard at work executing our strategies last year, and then came September
11. The most difficult times reveal the true nature of a company and its people. Throughout the days and weeks after September 11, the "R"Us family responded with extraordinary kindness and generosity. We took care of each other and we helped many in our communities.

[PHOTO OMITTED]

John Eyler, Chairman and
Chief Executive Officer,
Toys"R"Us, Inc.


                                                                              3/

                             / shareholder letter /

[PHOTO OMITTED]

Geoffrey has come
to life as our lovable,
wise-cracking
spokes-animal.

We mobilized to create various fundraising efforts including in-store point of purchase programs, a create a flag program, and other initiatives, all of which benefited organizations in support of the children and families affected by the tragic events on September 11. The Toys"R"Us Children's Fund, Inc.'s "9/11 Emergency Relief Fund" has to-date donated approximately $2 million to local and national organizations supporting groups that were affected by 9/11. In addition, we made available a workbook titled, "First Aid for Feelings," authored by childhood grief expert, Denise Daniels, to guests in all of our Toys"R"Us and Kids"R"Us stores nationwide, free of charge. I was extremely proud of the way our company responded throughout an unimaginable time, and I believe our shareholders should be proud, too.

Moving forward, reenergizing stores

Despite the turmoil and stress of the past year, we remained focused on our business. By the end of 2001, 433 of our U.S. toy stores had been converted to the new Mission Possible format highlighting unique content, a fun and easy to shop environment and improved service for our guests. We believe in the long-term value of meeting the needs of our guests through unique shopping destinations that sell concepts, ideas and exciting products with services that help each guest select the perfect gift -- and the Mission Possible stores achieve that goal.

Validating the underlying vitality of this strategy was a store-for-store increase of more than 8 percent for the last five-week period of the holiday selling season among the entire portfolio of newly renovated stores completed in 2001 -- the best Toys"R"Us U.S. December results in nearly a decade. We will complete the conversion of the balance of our stores to our new format by holiday 2002.

Celebrating the brand

Our award winning flagship store in Times Square opened in November to great fanfare, terrific public response, tremendous media coverage and sales that exceeded our plans. Called a "unique entertainment experience for the young and young-at-heart," our flagship store continues to be an ongoing celebration of the "R"Us brand as well as a landmark destination that sets us apart from other toy retailers.

This store also exemplifies our strong relationship with our key resources, and is an excellent example of partnership at work. The flagship serves as a platform to support product introductions and exclusive licensing programs, and enhances our brand as well as the brands of our most valuable resources.

Also in 2001, our marketing campaign featuring Geoffrey the Giraffe garnered rave reviews from customers and was recognized by USA Today as one of the most effective advertising campaigns in 2001 in reaching its target audiences, according to their proprietary research. In addition, our independent consumer research showed that in the top 21 markets we had the highest advertising awareness of any of our largest competitors at the holiday season, confirming that our campaign truly resonates with customers.

Our strategic partnerships, licenses and alliances with exceptional brands and companies infused exciting products and events into our stores. Our own private brand business, which provides higher margins to fuel the revitalization and rebuilding of the "R"Us family of brands, reached an unprecedented $1 billion in sales in the U.S., a fourfold increase in just a few short years.


/4

                             / shareholder letter /

While we continue to focus on taking aggressive steps to separate and distinguish our stores and shopping experience from the competition, it is important that we listen to the consumer. And, we are pleased by what we are seeing...and hearing. We have conducted independent research for many years to track how our guests feel about Toys"R"Us. We are encouraged that our research shows that the population at large understands what we're trying to accomplish through our strategies. Consumer ratings show improvement in how guests feel about the content in our stores, our better in stock position, overall store experience, and particularly the enhancement of guest service. This became increasingly evident during the highly competitive holiday selling season where our traffic volume and purchasing records showed that we made significant inroads and gained market share in key strategic markets.

Growing the "R"Us family

Babies"R"Us, often our first relationship experience with young families, continues to be a high performer, opening 20 new stores as planned in 2001 and posting a 15 percent increase in operating earnings for the full year. We will continue to invest in Babies"R"Us by building 20 more new stores in 2002. The combination of authoritative merchandise assortments, easy-to-shop appealing stores and excellent guest service define the Babies"R"Us experience and represent the same strategic principals being implemented in all divisions.

We began the repositioning of Kids"R"Us this past year. Despite the effects of September 11, combined with an unseasonably mild winter, the results of that repositioning were reflected in improvement of our sales trend in the fall season. A major highlight was the performance by 11 prototype stores that generated solid double-digit increases. We plan to convert 30 more stores to the new prototype this year, continuing to position Kids"R"Us as the best source for "fashions that are trend-right at prices families can afford."

In the International division, operating earnings, excluding earnings from Toys"R"Us-Japan for all periods, reached an all-time high with an increase of 6 percent for the year. Our International business is working to reduce expenses and increase efficiencies throughout its global operations. International continues to execute many of the same strategies as the U.S. divisions, including the addition of Universe of Imagination -- known in the U.S. as Imaginarium -- and Animal Alley departments in all Toys"R"Us stores worldwide.

The Toysrus.com subsidiary emerged as the strongest player in its category, the #1 most visited site for toys, video games and baby products. Sales increased by 54 percent for the year versus the 2000 fiscal year. Fiscal 2001 operating losses at Toysrus.com were reduced by $42 million for the fiscal year, versus the same period in 2000, after excluding non-recurring charges related to the alliance with Amazon.com, which were recorded in the third quarter of 2000. Toysrus.com launched Babiesrus.com and Imaginarium.com web sites on the Amazon.com platform this year and had a very successful holiday season with a high level of guest delight.

[PHOTO OMITTED]

An effective combination
of thoughtful strategy
and innovative vision
is inherent throughout
all divisions.


                                                                              5/

                             / shareholder letter /

[PHOTO OMITTED]

Improved service for
our guests isn't just
about Mom & Dad...
it's about making our
store kid-friendly, too.

Through unique, high quality products and excellent customer service, Imaginarium continues to secure a leading position for Toys"R"Us and its divisions in the profitable specialty educational toy market, all from a winning combination of learning and play. By October of 2002, virtually all Toys"R"Us stores in the United States will have an Imaginarium presentation within the larger store.

Transforming our business and strengthening our financial position

Over the last two years, we have thoroughly assessed our business to determine how best to reposition Toys"R"Us and its divisions for growth and profitability. We have made solid progress, and in January we announced a restructuring which will enable us to concentrate our financial resources on those formats and stores that are most productive. The announcement detailed the closing of 64 stores and the related elimination of approximately 1,900 staff positions in our stores and headquarters.

We are closing 27 Toys"R"Us stores that, while cash-flow positive, do not meet our return-on-investment objectives. In addition, we announced the closing of 37 Kids"R"Us stores. In almost all of these locations, the nearest Toys"R"Us store will be converted to a combo store, a Toys"R"Us store with a Kids"R"Us store inside. Toys"R"Us currently operates 273 combo stores which are performing very well, and by the end of 2002 we expect to have approximately 375 combo stores in our portfolio.

The restructuring also includes consolidating our five separate store support facilities throughout New Jersey into one central location in Wayne, New Jersey. By moving to a shared services model across a variety of corporate support functions such as finance and human resources, we believe we will significantly improve the effectiveness and efficiency of our company while materially lowering SG&A expenses.

In this period of economic uncertainty, we believe it is important to strengthen our balance sheet and enhance our liquidity. Therefore, in 2001, we sold $466 million of 3-year Eurobonds, $250 million of 5-year U.S. bonds and $500 million of 10-year U.S. bonds. We have also filed registration statements with the Securities and Exchange Commission to issue $550 million of equity and equity linked securities in the form of $350 million of equity security units and $200 million of Toys"R"Us common stock.

Looking forward with excitement and energy

We are optimistic about 2002, not only because we believe that our strategies will be successful, but also because our industry is becoming vibrant again. We are more enthusiastic than ever about the exciting product lines our stores will be offering, and we will continue to execute our strategies with all the energy and discipline at our command.

To that end, after a thorough review of our 2001 performance, we've concluded that the "R"Us organization must focus all its resources and efforts on four priorities that will provide our shareholders the greatest return on investment and position us solidly for success in 2002.


/6

                             / shareholder letter /

First and foremost, we must complete the repositioning of Toys"R"Us U.S. and deliver significant earnings improvement. We are committed to driving sales growth in the core toy business, with disciplined expense and inventory control essential to achieving meaningful earnings improvement. Nothing we do will impact our company more positively than showing substantial improvement in Toys"R"Us U.S., and therefore this is our most important priority.

Second, we will focus on sales and earnings growth in all other divisions. We have solid plans in place to grow sales and earnings across all divisions, and we must aggressively execute those plans. It's our job to make sure that we increase sales and earnings every quarter of the fiscal year.

We must continue to find ways to drive costs out of our business when they don't increase sales or earnings. For that reason, expense reduction is our third priority. We've already taken a significant step in that effort by consolidating all non-merchandise purchasing so that it can be managed effectively while leveraging our purchasing power and creating efficiencies. This builds on the solid expense management we achieved in 2001 as well as the reductions in SG&A inherent in our recently announced restructuring.

And finally, our fourth priority is to continue to build a world-class organization by developing our existing staff and by adding talented individuals to strengthen our capability. We will pursue our efforts to build upon our shared services model. We are also committed to developing training programs in support of building skills at all levels, and we will continue to implement programs that will recognize and reward superior results.

We are encouraged by the results of our strategic initiatives, and we sincerely appreciate the patience of our shareholders as we continue to move forward in unlocking the potential in the "R"Us business. While our overall performance improvement has been slower than we had hoped, caused, in some part, by circumstances that were unforeseen, we are clearly on the right track. We have developed our plans and our expense structures conservatively, and we expect that in 2002 we will generate meaningful earnings improvement and demonstrate that we are moving solidly ahead to a stronger, brighter future for our shareholders.

[PHOTO OMITTED]

Exceptional guest service
is a top priority in
all of our divisions.


/s/ John H. Eyler, Jr.
------------------------------------
John H. Eyler, Jr.
Chairman and Chief Executive Officer
March  26,  2002


                                                                              7/

                               [PHOTO OMITTED]


/8

                                  / Toys"R"Us /

moving forward

Our U.S. toy stores exemplified our company's progress and purpose in 2001. While sales and earnings for the year were disappointing, the sales performance of the strategically repositioned Mission Possible stores was encouraging, clearly validating our long-range strategic plan.

Offering exclusive merchandise

At Toys"R"Us, we know that successful merchandising is more than simply moving a box from a shelf to the cash register. As the headquarters for national brands, and by increasing the impact of our own exclusive brands, Toys"R"Us is at the forefront of offering what families and kids want: the best selection of the highest quality products at great value. Our position as a leader in toys, video games, educational and juvenile products, gives us the opportunity to benefit from growth in these businesses.

Last year, we improved merchandise flow, worked more closely with suppliers to deliver more of the best-selling products and refined assortment and planning strategies, all to make sure we were in stock on the items kids want most. With milestones like Bill Gates selling Microsoft's very first Xbox at the flagship store in Times Square, or development of exclusive merchandise celebrating the 20th anniversary of E.T., the Extra-Terrestrial, Toys"R"Us leads the way.

Continually improving guest service

We understand how critical delighting guests is to long-term success. Our research shows that 70 percent of our customers are Moms. At our 2001 national meeting, more than 1,000 management associates listened to a panel of Moms to better understand mothers' expectations and needs. Recent research revealed that our investment is paying off in key aspects of guest satisfaction, and further, that satisfied guests were spending more, staying longer and coming back to our stores more often. In addition, Toys"R"Us had high top-of-mind awareness among consumers going into the 2001 holiday season.

Building memorable stores

In 2001, we continued to transform the Toys"R"Us store experience by refurbishing our stores to our Mission Possible format, ending the year with a total of 433 converted stores and completing 21 major markets. The entire portfolio of converted stores posted an average increase of 8 percent per store for the five weeks of December, validating this strategy in the toughest of times. We continued to create stores, called "combo stores", containing both Toys"R"Us and a select assortment of Kids"R"Us merchandise. By the end of 2002, more than half of our stores will be converted to this successful format, and the majority of our stores will contain Imaginarium worlds. All of these changes create more destination appeal and offer more shopping solutions for parents and children.

[PHOTO OMITTED]

We continue to roll
out our easier to shop
Mission Possible
store formats.


                                                                              9/

                               [PHOTO OMITTED]


/10

                                  / Toys"R"Us /

Revitalizing the "R"Us brand

In 2001, Toys"R"Us reached new heights in reenergizing its brand. From opening our flagship store to launching a new advertising campaign featuring an animatronic Geoffrey the Giraffe, to establishing key alliances and partnerships, this year was a pivotal year for the "R"Us brand.

The Toys"R"Us international flagship store in the heart of Times Square, New York, became the center of the toy universe the moment it opened on November 17, 2001. Combining an incredible assortment of toys and entertainment attractions, it is both a showplace and the ultimate shopping destination. It has been called everything from "larger than life," a "combination of old-fashioned thrills and technical innovations" to a "unique entertainment experience for the young and young-at-heart."

From a thrilling ride in our 60-foot high Ferris Wheel to the awesome animatronic T-Rex, our five-ton, roaring dinosaur, guests encounter one exciting attraction after another. The flagship store will draw guests from around the world to a vital destination in vibrant Times Square, which already attracts more than 30 million visitors a year.

The opening of Toys"R"Us Times Square is the manifestation of the excitement, determination and vitality of our company and the toy industry. The store symbolizes the changes that have occurred in Toys"R"Us over the past few years. In addition to surpassing our sales plans, the responses from guests, the media and our industry have also exceeded expectations. The flagship store has generated extensive, worldwide media coverage, including being named "Retail Store of the Year" by Chain Store Age. It's quickly become the prime location for product launches and where the media go when they need an expert opinion on toys.

After 41 years as a two-dimensional cartoon character, Geoffrey the Giraffe came to life in a new way in 2001, in a 60-second television commercial that debuted in October. The new animatronic Geoffrey, created by legendary movie creature expert Stan Winston, has more points of motion than the dinosaurs of Jurassic Park and features the distinctive, witty voice of Jim Hanks, brother of Tom Hanks. As the spokes-animal for the many positive changes at Toys"R"Us, Geoffrey the Giraffe starred in an entirely new branding campaign in the top 21 U.S. markets. Consumer awareness of the advertising jumped more than 20 percent and target audiences responded favorably to the ads. Toys"R"Us also received the Toy Industry's award for the Best Marketing Campaign of the Year. Look for Geoffrey the Giraffe to play an important role as our resident lovable, wise-cracking toy expert in 2002 and beyond.

Over the past few years, Toys"R"Us has strengthened relationships with brand leaders, major movie studios and intellectual property creators. Promotional alliances and licensing relationships with other great companies are all in keeping with our growth strategy of offering exclusive products and programs that can't be found elsewhere and further support our brand's wonderful heritage.

The challenge for Toys"R"Us U.S. is to build on early strategic initiative successes as we complete the transformation of this division in 2002. We believe that the return on this investment will begin to unfold in 2002 and we are committed to seeing a return to sales and earning growth in Toys"R"Us U.S. this coming year.

[PHOTO OMITTED]

Two of Times Square's
awesome features:
our 20-foot tall
animatronic T-Rex
and our two-story
Barbie(R)Dollhouse.

[PHOTO OMITTED]


                                                                             11/

                               [PHOTO OMITTED]


/12

                           / Toys"R"Us International /

expanding
      our world

Some things really are universal. While language and culture may vary around the world, one constant remains: Moms and Dads all want the best for their children -- high quality products and toys that promote learning, spark imagination and are just plain fun. This knowledge, and our special relationships with families around the world, is driving the impressive growth of Toys"R"Us International. From Europe to Australia, from Canada to Japan, wherever guests are shopping at a Toys"R"Us international location, we're utilizing the same strategies as the U.S. and doing everything possible to delight them with fun, value and unique products, in an exciting and guest-friendly store environment.

Growing bigger, getting better

In 2001, Toys"R"Us International achieved another year of record sales. In fact, the International division posted the highest store for store growth of all our businesses. At year-end, Toys"R"Us International operated 507 stores in 28 countries, including franchises and joint ventures. We opened 23 new stores last year, expanding our reach and accessibility to thousands of new families around the world. We rolled out the successful Imaginarium concept to 185 Toys"R"Us international stores and incorporated our proprietary brand of plush, Animal Alley, worldwide.

Similar to our efforts in the U.S., many of our International locations were renovated and updated to offer an exciting, pleasant and easy shopping experience for our guests.

Sharing excellence worldwide

The ability to leverage our worldwide knowledge in areas such as marketing, store operations and especially merchandising, gives our company a competitive advantage. This free flow of ideas, experience and knowledge enables all countries to focus on proven successes and shorten the timeline and learning between concept and execution, which is a true advantage for a global organization.

Looking ahead with confidence

In 2002, we'll continue to reenergize and grow our worldwide business by offering innovative, exclusive merchandise that will set us apart from the competition and drive our business forward. We will also strengthen our guests' experience by remodeling and updating many of our stores, based on global learnings, to offer an unmatched, guest-friendly environment.

The universal appeal of our brand is unparalleled, and Toys"R"Us International will continue to be instrumental in evolving our global presence to delight parents, kids and other guests around the world.

[PHOTO OMITTED]

The Imaginarium
concept has been introduced
into many of our international
locations... delighting many of
our guests.

[PHOTO OMITTED]


                                                                             13/

                               [PHOTO OMITTED]


/14

International

                                 / Imaginarium /

soaring
      to new heights

Entering the world of Imaginarium, customers experience the finest learning toys available, presented in a welcoming, nurturing environment. The Imaginarium magic, a winning combination of learning and play -- can now be found in 436 Imaginarium worlds within Toys"R"Us stores as well as 42 freestanding neighborhood stores in the U.S. Equally popular are our 185 locations within our international stores, sometimes called Universe of Imagination, and the online store, Imaginarium.com.

Driving the growth of the Imaginarium division is the universal appeal of learning toys: families everywhere are keenly interested in helping their children develop skills and abilities to prepare them for life. Accomplishing this through toys that combine play and learning has made Imaginarium a leader in the specialty educational category.

Appealing to families in any environment

While its roots are in Main Street U.S.A., the Imaginarium specialty-store atmosphere translates well in our Toys"R"Us stores and online. This ability to provide customers with unique merchandise in a variety of shopping settings enhances the company's presence in the specialty educational toy market.

In 2001, nearly 300 new Imaginarium locations, most of which were incorporated in our Toys"R"Us stores, were opened in the U.S. By the end of 2002, Imaginarium worlds will be in the majority of Toys"R"Us stores in the U.S., and we're projecting more than 85 new Imaginarium and Universe of Imagination locations within international Toys"R"Us stores.

Delivering unique products and outstanding service

From its beginnings, Imaginarium has offered exclusive product lines as well as classic and breakthrough brands. With the expansion of Imaginarium worlds in Toys"R"Us locations, private brand merchandise has been expanded.

First Discoveries(TM) is an Imaginarium exclusive line of developmental toys that are ideal for enhancing early learning in children. Imaginarium Railway(TM) is an Imaginarium exclusive line of wooden trains and accessories. Wooden railway systems encourage imaginative play, which is an important play pattern for a child's social and emotional development. Imaginarium also features Thomas & Friends Wooden Railway System(TM), LEGO(R) and many other brands that children and parents have come to know and love.

Outstanding guest relationships

At Imaginarium, our sales associates receive special training and are dedicated to communicating the unique benefits of each product toward the child's development and play skills. Imaginarium has many innovative ways to help Moms and Dads select the best toys for each developmental stage and age group. Through the Imaginarium Learning System(TM), our private label products are evaluated for shoppers according to seven important characteristics. Each of those qualities is represented by an icon displayed on the product packaging, so parents can see at a glance the skills the toy will help their children to develop.

Now a whole  new  generation  of smart  families  know  what we knew all  along:
Imaginarium is a magical place where toys inspire, challenge and delight children of all ages. With this momentum, Imaginarium will continue to help the "R"Us family maintain its leading place in the specialty educational toy market.

[PHOTO OMITTED]

Imaginarium shops are
the destination for creative
play and learning.

[PHOTO OMITTED]


15/

[PHOTO OMITTED]


/16

                                 / Toysrus.com /

seizing
      new opportunities

By focusing on three guiding principles -- attracting guests to the Toysrus.com site, converting visits to sales and providing the best online shopping experiences -- Toysrus.com remains one of the strongest players in the space. In 2001, Toysrus.com was the #1 most visited site for toys, video games and baby products, attracting more than 66 million visitors and expanding its customer base to nearly six million.

Growing the online family of sites

This past year some new and exciting features were added to the Toysrus.com shopping experience, along with major upgrades to existing sites. Significant enhancements to the Toysrus.com site have been developed, including a fresh new look and easier-to-use navigation features. Customers can now shop by age, category, brand, advertised specials, product reviews and much more. To further develop relationships with families, Babiesrus.com and Imaginarium.com were added to the existing family of sites.

Delivering great products and features

In May, Babiesrus.com was launched. The groundbreaking Babies"R"Us Baby Registry has proven to be as popular online as it has been in stores. Expectant parents can instantly create or update their registries online. The registry also allows relatives or friends to shop and send the perfect gift, right from the convenience of their own homes.

In July, Imaginarium.com was launched. The site offers the same exciting features found in Imaginarium stores: exclusive learning toys and the innovative Imaginarium Learning System(TM), a powerful search engine that helps guests easily identify and shop for appropriate toys according to learning values. In addition, useful advice from Toyologist Experts and the Viewpoints On Parenting newsletter provide added value and help build relationships with parents.

Continuing the momentum in the future

Despite a difficult retail environment, sales grew by more than 54 percent -- from $180 million to $277 million -- in 2001. In the second quarter, sales nearly quadrupled, and Toysrus.com had a strong holiday season.

Led by strong demand for toy and video game products, hot entertainment properties and expansion into new categories, Toysrus.com is looking forward to impressive growth in 2002. As Internet usage increases worldwide, Toysrus.com will continue to strengthen its online presence.

[PHOTO OMITTED]

Toysrus.com consistently
ranks in consumer
surveys as the best
overall toy site.

[PHOTO OMITTED]


                                                                             17/

[PHOTO OMITTED]


/18

                                  / Kids"R"Us /

energizing
      the brand

In 2001, Kids"R"Us made major progress on redefining and differentiating our brand. From producing more of our own merchandise to updating stores, to our new distinctive brand design, we are positioning Kids"R"Us as the source for the styles kids want at the value families demand. With our updated K.R.U. brand and one-stop shopping destination for major national brands, we offer our customers the best of both worlds.

Fulfilling our mission

Our mission at Kids"R"Us is to be the preferred destination for trend right ready-to-wear and accessories that are right for parents and cool for kids. We offer great value to our guests through our private brand and our national brands, which are sold at great everyday prices.

In 2001, we made great strides toward achieving a better balance of fun and value, of style and fashion basics. We also made the decision to consolidate our stores, redesigned our own label and extended our presence into a total of 273 combo Toys"R"Us/Kids"R"Us stores.

Updating our stores

Our 11 prototype stores, which are totally updated, feature more stylish displays, a generous assortment of fashion right clothes, lifestyle trends and interactive areas for kids. The prototypes significantly outperformed our other Kids"R"Us stores last year with double-digit sales growth. In 2002, we plan to convert 30 more Kids"R"Us stores to this new format, which is proving popular with both parents and kids. This investment has resulted in a greater frequency of visits, a greater average spend per guest and the return of former guests.

We've given families an additional reason to come to Kids"R"Us by introducing a lifestyle shop. What started as a concept in 2000 became a reality in 2001, with 104 stores now offering a shop-within-a-shop filled with an exciting assortment of non-apparel merchandise. Guests, who have been giving the shops high marks, can browse and select from such items as fashion accessories, bath and body products, cosmetics, home decor, electronics, stationery and plush product.

Leading the way to tomorrow

By the end of 2002, all 41 remodeled stores will have our new branding in place, and a select assortment of Kids"R"Us merchandise will be located in more than 375 combo stores. We will add enhanced customer service training and have more of our associates spend time on the sales floor, where they can assist guests and build relationships. Through operational efficiencies, we will become more cost-effective as a division and maximize our role as supplier for all ready-to-wear across the "R"Us family.

Kids"R"Us is determined to be ahead of the curve not only in product selection, store design and shopping experience, but also in helping families and kids plan their purchases. Last August, all Kids"R"Us stores in the U.S. -- along with the combo stores -- presented the latest back-to-school fashions through fashion shows nationwide. Our first major fashion show in every market attracted media attention across the country and gave parents and kids one more reason to shop at our stores.

[PHOTO OMITTED]

Just look at us now!
Kids"R"Us has a new
look...and a whole
new attitude.

[PHOTO OMITTED]


                                                                             19/

                               [PHOTO OMITTED]


/20

                                   /Babies"R"Us/

growing
      by leaps and bounds

In just six years -- and with 165 stores -- Babies"R"Us has grown quickly to its current status as one of the premier baby product retailers in America.

In 2001, the division posted an impressive 15 percent operating profit growth. We opened 20 new stores and remodeled many existing Babies"R"Us stores, continuing to create the most rewarding shopping experience possible. Our 2002 plans call for 20 more stores that will intensify our market presence and innovative product offerings that will provide consistent growth across all categories.

Building lasting relationships with families

Babies"R"Us is always focused on the needs of our guests, especially new and expectant parents. Our buyers continually ensure that we offer innovative products, many of which -- like the Exersaucer(TM) and Diaper Genie(R) -- are groundbreaking. Our generous merchandise assortment and three private brand product lines -- Especially for Baby(R), Koala Baby(R) and Baby Trend -- have babies covered, from nursery furniture to car seats, from safety products to baby clothing and accessories.

New product developments for Babies"R"Us in 2001 included our innovative adjustable Baby Trend High Chair and our exclusive high quality Koala Baby sheets and bedding. We also introduced a new, "lifestyle" design for our Babies"R"Us Baby Registry program.

The look and feel of our stores reflect the changing needs of our customers as well. In 2001, we developed an exciting new store prototype -- incorporating a welcoming warmth of color, design and ambience -- which will be incorporated in our new stores this year.

Introducing shopping innovations and benefits

Making shopping for baby items easy, convenient and pleasant is a primary mission of Babies"R"Us, and one we ensure through benefits like free gift wrap, special orders and our low price guarantee. And we never take anything for granted. Services like our Baby Registry, continuity program (pre- and post-natal age targeted, educational mailers), highly trained associates and comfortable Mother's Room all help delight our guests.

Continuing to renovate, innovate and grow

To meet the needs of different communities and customers, we operate three distinct store sizes, each tailored to the specific market it serves. In 2002, we will introduce four of the smaller, 24,000-square foot prototype stores, two of which will include new design elements to delight customers.

At the same time, we will continue to invest in existing stores, renovating and improving our Babies"R"Us portfolio. By offering the best product selection, memorable shopping experience and responsive guest service in the juvenile retail industry, we will strengthen our position as the foremost baby authority.

[PHOTO OMITTED]

Our new Baby Registry
area is warmer and more
inviting than ever!

[PHOTO OMITTED]


                                                                             21/

                               [PHOTO OMITTED]


/22

                    / management's discussion and analysis /

Management's Discussion and Analysis
of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

Comparison of Fiscal Year 2001 to 2000

We reported net sales of $11.0 billion for the 52 week fiscal year ended February 2, 2002 and $11.3 billion for the 53 week fiscal year ended February 3, 2001. Net sales of Toys"R"Us - Japan, Ltd. ("Toys - Japan"), which has been accounted for on the "equity method" since its initial public offering, are included in our net sales in the first quarter of 2000 and excluded from our net sales thereafter. Our net sales were $11.0 billion for both fiscal 2001 and fiscal 2000, after excluding sales of Toys - Japan. Currency translation did not have a significant impact on our net sales for fiscal 2001. Our total enterprise sales, which include the net sales of all our brand stores, whether operated by us, by licensees, franchisees or under joint-venture agreements, were $12.6 billion versus $12.8 billion.

Our consolidated comparable store sales, in local currencies, declined 1%. Comparable store sales for our U.S. toy store division declined 1% for the fiscal year and increased 2% for the fourth quarter. Video sales, due to the introduction of XBox, Gamecube and Gameboy Advance in the latter half of the year, were the primary drivers of the fourth quarter increase. Video accounted for approximately 22% of our U.S. toy store sales in the fourth quarter of 2001 as compared to 18% in the fourth quarter of the prior year. We had 433 stores in the Mission Possible format by the start of the 2001 Holiday season, which also contributed to the comparable store sales increase in the fourth quarter. This gain partially offset the negative impact of 268 stores under construction during the first nine months of 2001, which were being retrofitted to the Mission Possible format, as well as the negative impact resulting from the events of the September 11th terrorist attacks. Our International division reported comparable toy store sales increases of 5%, in local currencies, primarily driven by the performance of our toy stores in the United Kingdom, which reported double-digit comparable store sales growth. Our Babies"R"Us division reported 8% net sales growth, primarily driven by the opening of 20 new Babies"R"Us stores in the United States this year, as well as a 2% comparable store sales increase. Toysrus.com reported net sales increases of 54% for the full year and 24% for the fourth quarter, which continues to reflect increases in its market share and the impact of the Toysrus.com alliance with Amazon.com that began in 2000.

In the fourth quarter of 2001, we recorded restructuring and other charges of $213 million (pre-tax) which are discussed in further detail in the section "Restructuring and Other Charges" in this report. In addition, our fiscal 2000 results include the impact of the initial public offering of Toys - Japan and the non-recurring costs and charges relating to the Toysrus.com/Amazon.com alliance, both of which are discussed in further detail in the section "Other Matters" in this report. For comparability purposes, the remaining discussion of our results of operations for 2001, 2000 and 1999 excludes the impact of these items, unless otherwise noted.

Our consolidated gross margin, as a percentage of sales, improved by 10 basis points to 31.2%. This increase was primarily driven by our Babies"R"Us division which reported a 1.2% improvement in gross margin to 35%, primarily due to a favorable sales shift to higher margin juvenile import and proprietary product. Gross margin for the U.S. toy store division remained constant at 30.3%, reflecting our continued emphasis on higher margin exclusive product, which was offset by the impact of lower margin video product. Our International toy store business contributed to the improvement of our consolidated gross margin, reporting a 20 basis point increase to 31.9%, primarily due to our continued emphasis on exclusive products.

Our consolidated SG&A, as a percentage of sales, increased 70 basis points to 25.0%. SG&A for our U.S. toy store division, increased 110 basis points to 22.6%, reflecting the strategic investments we are making in our business including the renovation of our U.S. toy stores to the Mission Possible format and certain guest focused initiatives, as well as additional SG&A expenses resulting from the September 11th events. SG&A for our international toy store business increased 10 basis points to 22.8%. SG&A for the Babies"R"Us division increased 40 basis points to 23.8%, primarily attributable to increased payroll costs to support our emphasis on guest focused initiatives.

Depreciation and amortization increased by $18 million, primarily due to the Mission Possible store remodeling program, continued new store expansion and strategic investments to improve our management information systems.

Interest expense decreased by $10 million, primarily due to lower interest rates, partially offset by the impact of higher average total debt outstanding during the year. Interest and other income decreased by $15 million, primarily due to lower average investments outstanding, as well as lower interest rates.

Our effective tax rate before restructuring and other charges remained unchanged at 36.5%. However, the impact of the 2001 restructuring and other charges reduced our tax rate to 26.9%.

Neither foreign currency exchange nor inflation had a significant impact on our consolidated net earnings.


                                                                             23/

                    / management's discussion and analysis /

Comparison of Fiscal Year 2000 to 1999

We reported net sales of $11.3 billion and $11.9 billion. Excluding the impact of Toys - Japan in both periods, our net sales increased 4% to $11.0 billion from $10.7 billion. Further, excluding the negative impact of currency translation of $172 million, our net sales increased 5%. The net sales growth was primarily driven by a 2% increase in comparable store sales, as well as new store growth in the Babies"R"Us division. Comparable store sales for the U.S. toy store division increased 1%, reflecting the strength of its core merchandise, improved guest service and instock inventory position, despite acute shortages in video product. Comparable store sales for the International toy store division, on a local currency basis, increased 6% mainly due to the implementation of strategies similar to those being implemented in the U.S., along with adding/improving Babies"R"Us shops within its toy stores. Net sales for the Babies"R"Us division increased 26% and comparable store sales grew at a double-digit rate. These increases were driven by strong sales in most merchandise categories and continued guest acceptance of the Babies"R"Us brand. Toysrus.com reported net sales of $180 million, up from $49 million in 1999, reflecting increased market share and the benefits from its strategic alliance with Amazon.com, which combined the two companies' expertise to create a compelling online shopping experience.

Our consolidated gross margin, as a percentage of sales, improved to 31.1% from 29.9%. This increase was primarily attributable to shifts in the merchandise mix and growth in higher margin categories, primarily exclusive product offerings, as well as the implementation of a new strategic pricing system. Gross margin for the U.S. toy store division increased to 30.3% from 28.4%, while gross margin for the Babies"R"Us division grew to 33.8% from 32.8%. The International toy store division reported gross margin of 31.7% versus 30.8%.

Our consolidated SG&A, as a percentage of sales, increased to 24.3% from 23.1%. SG&A for the U.S. toy store division increased to 21.5% from 19.8%. This increase is primarily due to increased payroll costs related to the implementation of our new guest-focused initiatives, higher distribution center costs due to changes in the handling and amount of inventory, costs associated with actions being taken to improve store ambiance, and systems enhancements. SG&A for the International toy store division decreased to 22.7% from 23.4%. This improvement was primarily a result of the strategic store closures in Central Europe and France, which have improved the overall profitability of this division. The Babies"R"Us division reported SG&A of 23.4% versus 24.0%. This improvement was primarily due to leveraging against sales growth.

Depreciation and amortization increased to $290 million from $278 million. This increase is primarily due to our continued store expansion, remodels and front end conversions, strategic investments to improve management information systems and amortization of goodwill related to our acquisition of Imaginarium Toy Centers, Inc. in the second half of 1999.

Interest expense - net, increased to $104 million from $80 million. This increase is mainly attributable to the funding of our stock repurchase program, higher interest rates, and the funding of Toysrus.com.

International operating earnings were unfavorably impacted by the translation of local currency into U.S. dollars by approximately $14 million in 2000. The effect of inflation had no material effect on our operating results for 2000.

Our effective tax rate remained unchanged at 36.5%.

Restructuring and Other Charges

On January 28, 2002, we announced a series of steps designed to enhance our future cash flows and operating earnings and to continue to allow us to concentrate our financial resources on those stores and store formats that we believe are most productive. We are closing 37 Kids"R"Us stores and, in almost all of these locations, we are converting the nearest Toys"R"Us stores into Toys"R"Us/Kids"R"Us combo stores in tandem with the Kids"R"Us store closings. We are also closing 27 non-Mission Possible format Toys"R"Us stores, eliminating approximately 1,900 staff positions at stores and headquarters, and consolidating our store support center facilities into our new headquarters in Wayne, New Jersey, which we intend to fully occupy by the summer of 2003.

The costs associated with facilities consolidation, elimination of positions, and other actions designed to improve efficiency in our support functions were $79 million, of which $15 million related to severance. The costs associated with store closings are $73 million for Kids"R"Us and $85 million for Toys"R"Us, of which $27 million was recorded in cost of sales. We are currently marketing all of the stores and store support center facilities included in this plan and will close all stores included in this plan by the end of 2002. We also reversed $24 million of previously accrued charges ($11 million from the 1998 program and $13 million from the 1995 program) that have been deemed no longer needed. See below for further details regarding the reversal of these reserves.

These actions are expected to increase free cash flow in 2002 and beyond and to yield improvements to pre-tax earnings of approximately $25 million in 2002, and approximately $45 million annually beginning in 2003. Payroll savings associated with changes in support functions are expected to account for $30 million of the $45 million annual savings.


/24

                    / management's discussion and analysis /

Accordingly, based on all of these actions, we recorded $213 million of pre-tax ($126 million after-tax) restructuring and other charges in the fourth quarter of our fiscal year ended February 2, 2002. Details on the components of the charges are as follows:

                                                  Reserve
                           Initial    Utilized    balance
Description                 charge     in 2001    2/02/02
---------------------------------------------------------
Store Closings:

  Lease commitments        $   52     $    --       $  52

  Severance                     4          --           4

  Write-down of
  property and
  equipment                    75          75          --

  Markdowns                    27          --          27

Store Support Center
Consolidation:

  Lease commitments            28          --          28

  Severance                    15          --          15

  Write-down of
  property and
  equipment                    29          29          --

Other                           7           7          --
---------------------------------------------------------

Total restructuring
and other charges           $ 237       $ 111       $ 126
=========================================================

During 1998, we announced strategic initiatives to reposition our business and other charges including the guest-focused reformatting of our toy stores into our new store format, as well as a restructuring of our international operations, all of which resulted in a charge of $353 million. Details on the components of the charges are described in the notes to the consolidated financial statements and are as follows:

                             Reserve   Utilized/   Reserve   Utilized/   Reserve
                    Initial  balance   reversed    balance   reversed    balance
Description          charge  1/29/00    in 2000    2/03/01    in 2001    2/02/02
--------------------------------------------------------------------------------
Store Closings:

  Lease
  commitments          $ 81     $ 62       $ 13       $ 49       $ 24       $ 25

  Severance
  and other
  closing costs          29       14          6          8          2          6

  Write-down of
  property and
  equipment             155       --         --         --         --         --

  Other                  29       11         11         --         --         --

--------------------------------------------------------------------------------
Total
restructuring          $294     $ 87       $ 30       $ 57       $ 26       $ 31

================================================================================
Provisions
for legal
settlements            $ 59     $ 30       $ 19       $ 11       $ 11       $ --
================================================================================

In the fourth quarter of 2001, we determined that $11 million of unused reserves for the closing of under-performing stores in central Europe would no longer be needed and accordingly, reversed these reserves. In the third quarter of 2001, we completed the satisfaction of certain legal obligations and accordingly, reversed the remaining unused reserve of $5 million. In the third quarter of 2000, we determined that an $11 million unused reserve would no longer be needed and accordingly, reversed this reserve. Remaining reserves at February 2, 2002, primarily long-term lease commitment reserves, will be utilized during 2002 and thereafter.

In 1998, we also recorded markdowns and other charges of $345 million, which included $253 million for markdowns required to clear excess inventory from stores, $29 million for markdowns related to store closings and $63 million for charges to cost of sales for inventory system refinements and changes in accounting estimates.

In 1995, we announced certain initiatives to restructure our worldwide business. In the fourth quarter of 2001, we determined that unused reserves of $13 million for the restructuring of our international business would no longer be needed and accordingly, reversed these reserves. We have substantially completed the remainder of this program, with the exception of long-term lease commitment reserves that will be utilized during 2002 and thereafter.

We believe that unused reserves remaining at February 2, 2002 are reasonable estimates of what is required to complete all remaining initiatives.

Liquidity and Capital Resources

We have a $975 million unsecured committed revolving credit facility from a syndicate of financial institutions. The credit facility includes a $650 million 5-year facility expiring in September 2006 and a $325 million 364-day facility expiring in September 2002. This facility is available for seasonal borrowings and to support our domestic commercial paper borrowings. There were no outstanding balances under any of these committed revolvers at the end of fiscal 2001, 2000 or 1999. Additionally, we have lines of credit with various banks to meet short-term financing needs of our foreign subsidiaries. Cash requirements for operations, capital expenditures and lease commitments will be met primarily through operating activities and issuance of equity and/or debt.

On March 13, 2002, Moody's revised our long-term debt and commercial paper rating to "Baa3/P-3," with a stable outlook. Our long-term debt and commercial paper is currently rated "BBB+/A-2" by Standard & Poor's. However, Standard & Poor's has placed our long-term debt on watch for possible downgrade. We continue to be confident in our ability to refinance maturing debt, as well as to provide for new capital.

The seasonal nature of our business typically causes cash balances to decline from the beginning of the year through October as inventory increases for the Holiday selling season and funds are used for construction of new stores, remodeling and other initiatives that normally occur in this period. The fourth quarter, including the Holiday season, accounts for more than 40% of our net sales and a significant portion of our operating earnings.


                                                                             25/

                    / management's discussion and analysis /

Operating Activities

Net cash provided by operating activities was $504 million in 2001, which was primarily driven by net income adjusted for non-cash items, as well as an increase in income taxes payable. Net cash used in operations was $151 million in 2000, primarily due to an increase in merchandise inventories, which more than offset net earnings adjusted for non-cash items. Net cash provided by operations was $865 million in 1999, which was primarily driven by net income adjusted for non-cash items, as well as an increase in accounts payable and accrued expenses.

Investing Activities

Capital expenditures - net of dispositions, were $705 million in 2001, $402 million in 2000 and $533 million in 1999. Capital expenditures during these periods include investments: to open new stores, to reformat certain of our existing store base to new store formats and combo stores, and to improve and enhance our management information systems. We reformatted 268 existing U.S. toy stores to the Mission Possible format, and converted another 94 existing U.S. toy stores to Toys"R"Us/Kids"R"Us combo stores in 2001. In addition, we converted 10 Kids"R"Us stores to our new store prototype. Also, in 2001, we opened 39 new stores worldwide, opened our new Flagship store in the center of Times Square, New York City, and opened our new state of the art distribution center in Texas. The significant decrease in capital expenditures, net, from 1999 to 2000 was primarily due to the disposal of distribution centers and other facilities in 2000. During 2002, we plan on investing approximately $475 million in capital to open approximately 30 new stores, primarily Babies"R"Us and International stores, to convert the remainder of our U.S. toy store chain to the Mission Possible format (approximately 240 stores), to convert approximately 102 existing U.S. toy stores to combo stores and to convert approximately 30 existing Kids"R"Us stores into our new store prototype.

Investing activities for 2000 included $267 million of cash proceeds related to the initial public offering of shares of Toys - Japan, which is discussed in the section "Other Matters" in this report. Investing activities for 1999 included net cash expended to acquire all of the outstanding common stock of Imaginarium Toy Centers, Inc, which is also described further in the section "Other Matters" in this report.

Financing Activities

Net cash from financing activities was $191 million in 2001, primarily as a result of net borrowings of $216 million during the year. On July 19, 2001, we issued and sold $500 million of notes bearing interest at 7.625% per annum maturing on August 1, 2011, and also borrowed $250 million of notes bearing interest at 6.875% per annum maturing on August 1, 2006. Simultaneously, we entered into interest rate swap agreements. As a result of the interest rate swap agreements, interest on the $500 million notes will accrue at the rate of LIBOR plus 1.5120% and interest on the $250 million notes will accrue at the rate of LIBOR plus 1.1515%. Interest is payable on both notes semi-annually on February 1 and August 1 of each year, commencing on February 1, 2002. On February 13, 2001, we borrowed 500 million EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 million fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004. The proceeds were used to reduce outstanding commercial paper obligations. Accordingly, we have reclassified $466 million from short-term borrowings to long-term debt at February 3, 2001.

Net cash used for financing activities was $2 million for 2000. Net borrowings for 2000 were $521 million, primarily driven by the repurchase of 42 million shares of our common stock, increased inventory levels and the funding of Toysrus.com. In 2000, we received a total of $97 million from SOFTBANK Venture Capital and affiliates ("SOFTBANK") relating to our 20% minority interest in Toysrus.com, which is discussed in further detail in the section "Other Matters" in this report.

Net cash used for financing activities were $102 million for 1999, which was principally driven by the repurchase of 12 million shares of our common stock, partially offset by net borrowings of $84 million.

[PHOTO OMITTED]


/26

                    / management's discussion and analysis /

Other Matters

On March 19, 2002, we refinanced our note payable originally due 2005 and increased the amount outstanding to $160 million from $100 million. This borrowing is repayable in semi-annual installments, with the final installment due on February 20, 2008. The effective cost of this borrowing is 2.23% and is secured by expected future cash flows from license fees due from Toys - Japan.

On March 13, 2002, we filed registration statements with the Securities and Exchange Commission indicating our intention to issue $550 million of equity and equity-linked securities. These securities take the form of $350 million of equity security units and $200 million of Toys"R"Us common stock. We plan to issue these securities promptly after the registration statements are declared effective. We will use the net proceeds from these offerings as an alternative to short-term borrowings and for other general corporate purposes.

On February 24, 2000, we entered into an agreement with SOFTBANK, which included an investment by SOFTBANK of $60 million in Toysrus.com for a 20% ownership interest. Accordingly, we have recorded a 20% minority interest in the net losses of Toysrus.com in selling, general and administrative expenses. In addition, Toysrus.com received additional capital contributions of $37 million from SOFTBANK representing its proportionate share of funding required for the operation of Toysrus.com.

In connection with the agreement with SOFTBANK, we issued 1.2 million stock purchase warrants for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. These warrants have not been exercised.

In August 2000, Toysrus.com entered into a 10-year strategic alliance with Amazon.com to operate a co-branded toy and video game on-line store, which was launched in the third quarter of 2000. In addition, a co-branded baby products on-line store was launched in May 2001 and a co-branded creative and learning products on-line store was launched in July 2001. Under this alliance, Toysrus.com and Amazon.com are responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising and content for the co-branded store. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web-site development, order fulfillment, guest service, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. Also in August 2000, Amazon.com was granted a warrant entitling it to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. This warrant has not been exercised.

In the third quarter of 2000, Toysrus.com recorded $118 million in non-recurring costs and charges as a result of the transition to the co-branded site, of which, $10 million were included in cost of sales and $108 million were included in selling, general and administrative expenses. These costs and charges related primarily to the closure of three distribution centers and web-site asset write-offs, as well as other costs associated with migrating data and merchandise to the new site and facilities. At the end of 2001, Toysrus.com had remaining reserves of approximately $42 million, primarily for the exit of its Memphis Tennessee distribution center, which is being actively marketed. We believe that these remaining reserves are adequate to complete all remaining action plans.

We recorded a non-operating gain of $315 million ($200 million net of taxes) resulting from the initial public offering of shares of Toys - Japan, which was completed in April 2000. Of this gain, $91 million resulted from an adjustment to the basis of our investment in Toys - Japan and $224 million related to the sale of a portion of company-owned common stock of Toys - Japan. In connection with this transaction, we also received net cash proceeds of $267 million and recorded a provision for current income taxes of $82 million and a provision for deferred income taxes of $33 million. As a result of this transaction, our ownership percentage in the common stock of Toys - Japan was reduced from 80% to 48%. Toys - Japan is a licensee.

In August 1999, we acquired all of the capital stock of Imaginarium Toy Centers, Inc. for approximately $43 million in cash and the assumption of certain liabilities. In addition to currently operating 42 Imaginarium toy stores throughout the U.S., we have incorporated the Imaginarium learning center concept in our Mission Possible store format. The operating results of Imaginarium were not material to our overall results or financial condition.

In August 1999, Robert C. Nakasone resigned as our Chief Executive Officer and as a director. We entered into a Separation and Release Agreement with Mr. Nakasone providing for cash payments, the immediate vesting of all unvested options and unvested profit shares held by Mr. Nakasone, as well as the prorated vesting of other unvested equity based awards on the second anniversary of the termination date. We accrued all costs related to this matter as of January 29, 2000. These amounts were not material to our overall results or financial condition.

Quantitative and Qualitative
Disclosures About Market Risks

We are exposed to market risk from potential changes in interest rates and foreign exchange rates. We regularly evaluate these risks and have taken the following measures to mitigate these risks: the countries in which we own assets and operate stores are politically stable; our foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; we do not participate in speculative hedges; and we will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies. We also enter into derivative financial instruments to hedge a variety of risk exposures including interest rate and currency risks.

Our foreign currency exposure is primarily concentrated in the United Kingdom, Europe, Canada, and Australia. We face currency exposures that arise from translating the results of our worldwide operations into U.S. dollars from exchange rates that have fluctuated from the beginning of the period. We also face transactional currency exposures relating to merchandise that we purchase in foreign currencies. We enter into forward exchange contracts to minimize and manage the currency risks associated with these transactions. The counter-parties to these contracts are highly rated financial institutions and we do not have significant exposure to


                                                                             27/

                    / management's discussion and analysis /

any counter-party. Gains or losses on these derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign rates relative to the U.S. dollar. Fair values were estimated based on market prices where available, or dealer quotes. With respect to derivative instruments outstanding at February 2, 2002, a 10% appreciation of the U.S. dollar would have increased pre-tax earnings by $13 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $13 million. Comparatively, considering our derivative instruments outstanding at February 3, 2001, a 10% appreciation of the U.S. dollar would have increased pre-tax earnings by $9 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $10 million.

We are faced with interest rate risks resulting from interest rate fluctuations. We have a variety of fixed and variable rate debt instruments. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and variable rate debt and have entered into interest rate swaps to maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on market prices where available, or dealer quotes. A change in interest rates on variable rate debt is assumed to impact earnings and cash flow, but not fair value of debt. A change in interest rates on fixed rate debt is assumed to impact the fair value of debt, but not earnings and cash flow. Based on our overall interest rate exposure at February 2, 2002 and February 3, 2001, a 100 basis point change in interest rates would not have a material effect on our earnings or cash flows over a one-year period. A 100 basis point increase in interest rates would decrease the fair value of our long-term debt at February 2, 2002 and February 3, 2001 by approximately $79 million and $29 million, respectively. A 100 basis point decrease in interest rates would increase the fair value of our long-term debt at February 2, 2002 and February 3, 2001 by approximately $87 million and $34 million, respectively.

See the notes to the consolidated financial statements for additional discussion of our outstanding derivative financial instruments at February 2, 2002.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of our operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities as of the date of the financial statements and during the applicable periods. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

We  believe  the  following  critical   accounting   policies  affect  our  more
significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories:

Merchandise inventories for the U.S. toy store division, which represent approximately 70% of total merchandise inventories, are stated at the lower of LIFO (last-in, first-out) cost or market value, as determined by the retail inventory method. All other merchandise inventories are stated at the lower of FIFO (first-in, first-out) cost or market as determined by the retail inventory method. We record adjustments to the value of inventory based upon forecasted plans and marketing events to sell merchandise inventories. These adjustments are estimates which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer preference trends or competitive conditions differ from our expectations.

We receive various types of merchandise allowances from our vendors, which are based primarily on negotiated terms. We use estimates at interim periods to record our provisions for inventory shortage and to record vendor funded merchandise allowances. These estimates are based on historical and current available data and other factors and are adjusted to actual amounts at the completion of our physical inventories and finalization of all vendor allowances. Although we believe that these estimates are adequate and proper, the actual amounts could vary.

Deferred Tax Assets:

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is adjusted by a valuation allowance to recognize the extent to which, more likely than not, the future tax benefits will be recognized.

At February 2, 2002, we have recorded deferred tax assets, net of valuation allowances, of $289 million. We believe it is more likely than not that we will be able to realize these assets through reduction of future taxable income. We base this belief upon the levels of taxable income historically generated by our business, as well as projections of future taxable income. If future levels of taxable income are not consistent with our expectations, we may be required to record an additional valuation allowance, which could reduce our net income by a material amount.

Derivatives and Hedging Activities:

We enter into derivative financial arrangements to hedge a variety of risk exposures, including interest rate and currency risks associated with our long-term debt, as well as foreign currency risk relating to import merchandise purchases. We account for these hedges in accordance with SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," and we record the fair value of these


/28

                    / management's discussion and analysis /

instruments within our consolidated balance sheet. Gains and losses from derivative financial instruments are largely offset by gains and losses on the underlying transactions. At February 2, 2002, we have reduced the carrying amount of our long-term debt by $84 million, representing the carrying amount of the debt in excess of fair value on that date. Also at February 2, 2002, we have recorded derivative assets of $42 million and derivative liabilities of $122 million. While we intend to continue to meet the conditions for hedge accounting, if hedges were not to be highly effective in achieving offsetting cash flows attributable to the hedged risk, the changes in the fair value of the derivatives used as hedges could have a material effect on our financial position or results of operations.

Insurance Risks:

We insure a substantial portion of our general liability and workers compensation risks through a wholly-owned insurance subsidiary. Provisions for losses related to these risks are based upon independent actuarially determined estimates. While we believe these provisions for losses to be adequate, the ultimate liabilities may be in excess of, or less than, the amounts recorded.

Synthetic Lease:

Our new corporate headquarters facility, located in Wayne, New Jersey, which we intend to fully occupy by the summer of 2003, is being financed under a lease arrangement commonly referred to as a "synthetic lease." Under this lease, unrelated third parties, arranged by Wachovia Development Corporation, a multi-purpose real estate investment company, will fund up to $125 million for the acquisition and construction of the facility. Upon completion of the construction, which is expected to be in 2003, we will begin paying rent on the facility until the lease expires in 2011. The rent will be based on a mix of fixed and variable interest rates which will be applied against the final amount funded. Upon expiration of the lease, we would expect to either: renew the lease arrangement; purchase the facility from the lessor; or remarket the property on behalf of the owner. Under accounting principles generally accepted in the United States, this arrangement is required to be treated as an operating lease for accounting purposes and will be treated as a financing for tax purposes.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of February 3, 2002 and we do not expect that this adoption will have a significant effect on our consolidated financial condition, results of operations or cash flow.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. We have adopted this pronouncement on February 3, 2002. As a result of this adoption, $348 million of unamortized goodwill, which was to be amortized ratably through 2037, will no longer be amortized. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $8 million per year.

SFAS No. 142 also requires that goodwill be tested annually for impairment. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Our unamortized goodwill at February 2, 2002 relates to the acquisition of Baby Super Stores, Inc. in 1997 ($319 million), which is now part of our Babies"R"Us division, and the acquisition of Imaginarium Toy Centers, Inc. in 1999 ($29 million), which is now part of our U.S. toy store division. Based on the historical and projected operating results of these reporting units, we have determined that no impairment of our goodwill exists. Therefore, the adoption of this SFAS No. 142 is not anticipated to have a material impact on our consolidated financial condition, results of operations or cash flows.

Forward Looking Statements

This annual report contains "forward  looking"  statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "forsee," "will," "may," and similar words or phrases. These statements discuss, among other things, expected growth, strategy, store openings and renovations, future performance and anticipated cost savings and results of our 2001 restructuring. Such statements involve risks and uncertainties that exist in our operations and business environment that could render actual outcomes and results materially different than predicted. Our forward-looking statements are based on assumptions about many factors, including, but not limited to, ongoing competitive pressures in the retail industry, changes in consumer spending and consumer preferences, general economic conditions in the United States and other jurisdictions in which we conduct business (such as interest rates, currency exchange rates and consumer confidence) and normal business uncertainty. While we believe that our assumptions are reasonable at the time forward-looking statements were made, we caution that it is impossible to predict the actual outcome of numerous factors and, therefore, readers should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update such statements in light of new information or future events that involve inherent risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statement.


                                                                             29/

                      / consolidated financial statements /

Consolidated Statements of Earnings
Toys"R"Us, Inc. and Subsidiaries

                                                                                                     Year Ended
                                                            ---------------------------------------------------
                                                            February 2,          February 3,        January 29,
(In millions, except per share data)                              2002                 2001                2000
---------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 11,019             $ 11,332            $ 11,862
Cost of sales                                                    7,604                7,815               8,321
---------------------------------------------------------------------------------------------------------------
     Gross Margin                                                3,415                3,517               3,541
---------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                     2,750                2,832               2,743
Depreciation and amortization                                      308                  290                 278
Equity in net earnings of Toys - Japan                             (29)                 (31)                 --
Restructuring and other charges                                    186                   --                  --
---------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                    3,215                3,091               3,021
---------------------------------------------------------------------------------------------------------------

     Operating Earnings                                            200                  426                 520

Other income (expense):
     Interest expense                                             (117)                (127)                (91)
     Interest and other income                                       8                   23                  11
     Gain from IPO of Toys - Japan                                  --                  315                  --
---------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                        91                  637                 440
Income taxes                                                        24                  233                 161
---------------------------------------------------------------------------------------------------------------
Net earnings                                                  $     67             $    404            $    279
===============================================================================================================

Basic earnings per share                                      $   0.34             $   1.92            $   1.14
===============================================================================================================
Diluted earnings per share                                    $   0.33             $   1.88            $   1.14
===============================================================================================================

See notes to consolidated financial statements.

[PHOTO OMITTED]


/30

                      / consolidated financial statements /

Consolidated Balance Sheets

Toys"R"Us, Inc. and Subsidiaries

                                                            February 2,       February 3,
(In millions)                                                      2002             2001
-----------------------------------------------------------------------------------------
Assets

Current Assets:

Cash and cash equivalents                                      $    283         $    275
Accounts and other receivables                                      210              225
Merchandise inventories                                           2,041            2,307
Prepaid expenses and other current assets                            97              100
-----------------------------------------------------------------------------------------
      Total current assets                                        2,631            2,907

Property and Equipment:

Real estate, net                                                  2,313            2,348
Other, net                                                        2,231            1,909
-----------------------------------------------------------------------------------------
      Total property and equipment                                4,544            4,257

Investment in Toys - Japan                                          123              108
Goodwill, net                                                       348              361
Derivative assets                                                    42               --
Other assets                                                        388              370
-----------------------------------------------------------------------------------------
                                                               $  8,076         $  8,003
=========================================================================================

Liabilities and Stockholders' Equity

Current Liabilities:

Short-term borrowings                                          $     --         $    121
Accounts payable                                                    878            1,152
Accrued expenses and other current liabilities                      777              837
Income taxes payable                                                345              241
-----------------------------------------------------------------------------------------
      Total current liabilities                                   2,000            2,351

Long-term debt                                                    1,816            1,567
Deferred income taxes                                               395              402
Derivative liabilities                                              122               --
Other liabilities                                                   276              195

Minority interest in Toysrus.com                                     53               70

Stockholders' Equity:

Common stock                                                         30               30
Additional paid-in capital                                          444              439
Retained earnings                                                 5,228            5,161
Accumulated other comprehensive loss                               (267)            (211)
Treasury shares, at cost                                         (2,021)          (2,001)
-----------------------------------------------------------------------------------------
      Total stockholders' equity                                  3,414            3,418
-----------------------------------------------------------------------------------------
                                                               $  8,076         $  8,003
=========================================================================================

See notes to consolidated financial statements.

[PHOTO OMITTED]


                                                                             31/

                      / consolidated financial statements /

Consolidated Statements of Cash Flows
Toys"R"Us, Inc. and Subsidiaries

                                                                                                          Year Ended
                                                                      ----------------------------------------------
                                                                      February 2,      February 3,       January 29,
(In millions)                                                               2002             2001              2000
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net earnings                                                             $    67          $   404          $   279
Adjustments to reconcile net earnings to net cash
from operating activities:
      Depreciation and amortization                                          308              290              278
      Deferred income taxes                                                  (58)              67              156
      Minority interest in Toysrus.com                                       (24)             (33)              --
      Equity in net earnings of Toys - Japan                                 (29)             (31)              --
      Restructuring and other charges                                        109               --               --
      Gain from initial public offering of Toys - Japan                       --             (315)              --
      Toysrus.com related non-cash costs and charges                          --               81               --
Changes in operating assets and liabilities:
      Accounts and other receivables                                          15              (69)              35
      Merchandise inventories                                                217             (486)            (192)
      Prepaid expenses and other operating assets                             36              (54)             (69)
      Accounts payable, accrued expenses and other liabilities              (241)            (178)             497
      Income taxes payable                                                   104              173             (119)
--------------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                           504             (151)             865
====================================================================================================================

Cash Flows from Investing Activities

Capital expenditures, net                                                   (705)            (402)            (533)
Net proceeds from sale of Toys - Japan common stock                           --              267               --
Reduction in cash due to deconsolidation of Toys - Japan                      --              (15)              --
Purchase of Imaginarium, net of cash acquired                                 --               --              (43)
Other assets                                                                  --               --              (28)
--------------------------------------------------------------------------------------------------------------------
Net cash from investing activities                                          (705)            (150)            (604)
====================================================================================================================

Cash Flows from Financing Activities

Short-term borrowings, net                                                  (588)             419               95
Long-term borrowings                                                       1,214              147              593
Long-term debt repayments                                                   (410)             (45)            (604)
Exercise of stock options                                                     19                2               14
Share repurchase program                                                     (44)            (632)            (200)
Proceeds received from investors in Toysrus.com                               --               97               --
Issuance of stock warrants                                                    --               10               --
--------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                           191               (2)            (102)
====================================================================================================================

Effect of exchange rate changes on cash and cash equivalents                  18               (6)              15

Cash and Cash Equivalents

Increase/(decrease) during year                                                8             (309)             174
Beginning of year                                                            275              584              410
--------------------------------------------------------------------------------------------------------------------
End of year                                                              $   283          $   275          $   584
====================================================================================================================
Supplemental Disclosures of Cash Flow Information

Income tax (refunds) payments, net                                       $   (22)         $    (2)         $   126
====================================================================================================================
Interest payments                                                        $    85          $   128          $    92
====================================================================================================================

See notes to consolidated financial statements.


/32

                      / consolidated financial statements /

Consolidated Statements of Stockholders' Equity
Toys"R"Us, Inc. and Subsidiaries

                                                Common Stock
                                     ------------------------------------                  Accumulated
                                          Issued            In Treasury      Additional           other                      Total
                                     -----------------   ----------------       paid-in   comprehensive    Retained   stockholders'
(In millions)                        Shares     Amount   Shares    Amount       capital            loss    earnings         equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1999             300.4    $    30    (49.8)  $(1,243)      $   459         $  (100)    $ 4,478        $ 3,624
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year                --         --     --          --            --              --         279            279

Foreign currency translation
   adjustments                           --         --     --          --            --             (37)         --            (37)

   Comprehensive income                                                                                                        242

Share repurchase program                 --         --    (12.0)     (200)           --              --          --           (200)

Issuance of restricted stock, net        --         --     --           3            (4)             --          --             (1)

Exercise of stock options, net           --         --      0.7        17            (2)             --          --             15
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 2000             300.4    $    30    (61.1)  $(1,423)      $   453         $  (137)    $ 4,757        $ 3,680
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year                --         --     --          --            --              --         404            404

Foreign currency translation
   adjustments                           --         --     --          --            --             (74)         --            (74)

   Comprehensive income                                                                                                        330

Share repurchase program                 --         --    (42.1)     (632)           --              --          --           (632)

Issuance of restricted stock, net        --         --     --          50           (21)             --          --             29

Exercise of stock options, net           --         --      0.3         4            (3)             --          --              1

Issuance of stock warrants               --         --     --          --            10              --          --             10
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 2001             300.4    $    30   (102.9)  $(2,001)      $   439         $  (211)    $ 5,161        $ 3,418
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings for the year                --         --     --          --            --              --          67             67

Foreign currency translation
   adjustments                           --         --     --          --            --             (55)         --            (55)

Unrealized loss on
   hedged transactions                   --         --     --          --            --              (1)         --             (1)

   Comprehensive income                                                                                                         11

Share repurchase program                 --         --     (2.1)      (44)           --              --          --            (44)

Issuance of restricted stock, net        --         --      0.5         5             4              --          --              9

Exercise of stock options, net           --         --      0.8        19             1              --          --             20
===================================================================================================================================
Balance, February 2, 2002             300.4    $    30   (103.7)  $(2,021)      $   444         $  (267)    $ 5,228        $ 3,414
===================================================================================================================================

See notes to consolidated financial statements.

[PHOTO OMITTED]


                                                                             33/

                 / notes to consolidated financial statements /

Notes to Consolidated Financial Statements
Toys"R"Us, Inc. and Subsidiaries

(Amounts in millions, except per share data)
Summary of Significant Accounting Policies

Fiscal Year

The company's fiscal year ends on the Saturday nearest to January 31. References to 2001, 2000, and 1999 are for the 52 weeks ended February 2, 2002, the 53 weeks ended February 3, 2001 and the 52 weeks ended January 29, 2000, respectively.

Reclassification

Certain amounts in 2000 and 1999 have been reclassified to conform to the 2001 presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Unrealized translation gains or losses are shown as a component of accumulated other comprehensive loss within stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes retail sales at the time the guest takes possession of merchandise or the point of sale. Revenues from the sale of gift cards and issuance of store credits are recognized when they are utilized or redeemed.

Advertising Costs

Net advertising costs are included in selling, general and administrative expenses and are expensed at the point of first broadcast or distribution. Net advertising costs were $166, $135, and $125 for 2001, 2000 and 1999, respectively.

Cash and Cash Equivalents

The company considers its highly liquid investments with original maturities of less than three months to be cash equivalents.

Merchandise Inventories

Merchandise inventories for the U.S. toy store division, which represent approximately 70% of total inventories, are stated at the lower of LIFO
(last-in, first-out) cost or market, as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at February 2, 2002 or February 3, 2001. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

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

Financial Instruments

The company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective February 4, 2001, as discussed in the footnote "Derivative Instruments and Hedging Activities." This statement requires that all derivatives be recorded on the balance sheet at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria is met.

The company enters into forward foreign exchange contracts to minimize the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either February 2, 2002 or February 3, 2001. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The company had $158 and $95 of short-term outstanding forward contracts at February 2, 2002 and February 3, 2001, maturing in 2002 and 2001, respectively. These contracts are entered into with counter-parties that have high credit ratings and with which the company has the contractual right to net forward currency settlements.

Property and Equipment

                                 Useful Life      February 2,      February 3,
                                  (in years)            2002            2001
--------------------------------------------------------------------------------
Land                                                $    811        $    810
Buildings                              45-50           1,980           1,849
Furniture and equipment                 5-20           1,927           2,218
Leaseholds and
  leasehold improvements           12 1/2-35           1,542           1,291
Construction in progress                                  41              97
Leased property and equipment
  under capital lease                                     53              56
--------------------------------------------------------------------------------
                                                       6,354           6,321
Less accumulated depreciation
  and amortization                                     1,810           2,064
================================================================================
                                                     $ 4,544         $ 4,257
================================================================================

Included in accumulated depreciation and amortization is approximately $26 and $24 related to assets under capital lease at February 2, 2002 and February 3, 2001, respectively.


/34

                 / notes to consolidated financial statements /

Seasonal Financing and Long-Term Debt

                                                        February 2,  February 3,
                                                              2002         2001
--------------------------------------------------------------------------------
7.625% notes, due fiscal 2011                              $   500     $    --
6.875% notes, due fiscal 2006                                  250          --
500 Euro Bond, due fiscal 2004                                 466          --
475 Swiss franc note payable, due fiscal 2003(a)               342         342
8 3/4% debentures, due fiscal 2021, net of expenses(b)         198         198
Note payable at an effective cost
  of 2.32% due in semi-annual installments
  through fiscal 2005(c)                                       119         147
Industrial revenue bonds, net of expenses(d)                    34          41
Obligation under capital leases                                 21          32
Mortgage notes payable at annual interest rates
  from 10.16% to 11.00%(e)                                       9           9
Commercial paper, interest rates from 6.37%                     --         834
  to 6.75% for 2000(f)
Fair value hedging adjustment                                  (84)         --
--------------------------------------------------------------------------------
                                                             1,855       1,603
Less current portion(g)                                         39          36
================================================================================
                                                           $ 1,816     $ 1,567
================================================================================

(a) Supported by a 406 Swiss franc bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, US dollar obligation at 3 month LIBOR less approximately 121 basis points.

(b) Fair value was $204 and $209 at February 2, 2002 and February 3, 2001. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

(c) Amortizing note, secured by the expected future yen cash flows from license fees due from Toys - Japan.

(d) Bank letters of credit of $14, expiring in 2003, support certain of these industrial revenue bonds. The bonds have fixed or variable interest rates with an average rate of 1.5% and 5.5% at February 2, 2002 and February 3, 2001, respectively.

(e) Collateralized by property and equipment with an aggregate carrying value of $6 and $9 at February 2, 2002 and February 3, 2001, respectively.

(f) Included in this amount is the EURO equivalent of $466 used to refinance outstanding commercial paper obligations.

(g)  Included  in  accrued  expenses  and  other  current   liabilities  on  the
consolidated balance sheets.

On February 13, 2001, the company issued and sold 500 EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. Through the use of derivative instruments, this obligation was swapped into a $466 fixed rate obligation at an effective rate of 7.43% per annum with interest payments due annually and principal due on February 13, 2004. Accordingly, the company reclassified $466 from short-term borrowings to long-term debt at February 3, 2001.

On July 19, 2001, the company issued and sold $500 of notes bearing interest at 7.625% per annum maturing on August 1, 2011 and $250 of notes bearing interest at 6.875% per annum maturing on August 1, 2006. Simultaneously, the company entered into interest rate swap agreements. As a result of the interest rate swap agreements, interest on the $500 notes will accrue at the rate of LIBOR plus 1.5120% per annum and interest on the $250 notes will accrue at the rate of LIBOR plus 1.1515% per annum. Interest is payable on both notes semi-annually on February 1 and August 1 of each year, commencing on February 1, 2002.

Long-term debt balances as of February 2, 2002 have been impacted by currency and interest rate swaps entered into during fiscal 2001, as discussed in the footnote "Derivative Instruments and Hedging Activities."

The company has a $975 unsecured committed revolving credit facility from a syndicate of financial institutions. The credit facility includes a $650 5-Year facility expiring in September 2006 and a $325 364-Day facility expiring in September 2002. This facility is available for seasonal borrowings and to support the company's domestic commercial paper borrowings. There were no outstanding balances under any of these committed revolvers at the end of fiscal 2001, 2000 or 1999. Additionally, the company has lines of credit with various banks to meet short-term financing needs of its foreign subsidiaries. Cash requirements for operations, capital expenditures and lease commitments will be met primarily through operating activities and issuance of equity and/or debt.

During 2000, the company classified $368 of commercial paper as long-term debt, as the company maintained long-term committed credit agreements, as described above, to support these borrowings and intended to refinance them on a long-term basis. This amount was repaid out of the proceeds of the 7.625% notes discussed above.

The weighted-average interest rate on short-term borrowings outstanding at February 3, 2001 was 6.6%. There were no short-term borrowings outstanding at February 2, 2002.

The annual maturities of long-term debt at February 2, 2002 are as follows:

--------------------------------------------------------------
2002                                                   $    39
2003                                                       378
2004                                                       503
2005                                                        54
2006                                                       252
2007 and subsequent                                        713
Fair value hedging adjustment                              (84)
==============================================================
                                                       $ 1,855
==============================================================

Derivative Instruments
and Hedging Activities

The company is exposed to market risk from potential changes in interest rates and foreign exchange rates. The company regularly evaluates these risks and has taken the following measures to mitigate these risks: the countries in which the company owns assets and operates stores are politically stable; the company's foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; the company does not participate in speculative hedges; and the company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies. The company also enters into derivative financial instruments to hedge a variety of risk exposures including interest rate and currency risks.


                                                                             35/

                 / notes to consolidated financial statements /

The company purchases forward exchange contracts to minimize and manage the foreign currency risks related to its import merchandise purchase program. The counter-parties to these contracts are highly rated financial institutions and the company does not have significant exposure to any counter-party. These forward exchange contracts are designated as dual purpose hedges, as defined by SFAS No. 133, and are effective as hedges. The forward exchange contracts are designated as cash flow hedges from the inception of the forward exchange contract until the import merchandise is received and the related accounts payable is recorded. Accordingly, changes in the effective portion of the fair value of these forward exchange contracts during this period are included in other comprehensive income. Once merchandise is received, these forward exchange contracts are then designated as fair value hedges until the settlement of the import merchandise accounts payable. Accordingly, related gains and losses on these forward contracts offset the foreign currency gains and losses on the underlying transactions. Once the hedged transactions are completed, or when merchandise is sold, the unrealized gains and losses on the forward contracts are reclassified from accumulated other comprehensive income to earnings. The company did not realize any material gain or loss related to these transactions in 2001. The unrealized loss recorded in other comprehensive income at February 2, 2002 was not material to the company's consolidated financial condition.

The company is faced with interest rate risks resulting from interest rate fluctuations. The company has a variety of fixed and variable rate debt instruments. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and variable rate debt and has entered into interest rate swaps to maintain that balance.

In July 2001, the company entered into interest rate swap agreements on its 7.625% $500 notes, due August 1, 2011, and its 6.875% $250 notes, due August 1, 2006. Under these agreements, the company will pay interest at a variable rate in exchange for fixed rate payments, effectively transforming the debentures to floating rate obligations. This swap is designated as a highly effective fair value hedge, as defined by SFAS No. 133. Changes in the fair value of the interest rate swap perfectly offset changes in the fair value of the fixed rate debt due to changes in market interest rates. As such, there was no ineffective hedge portion recognized in earnings during 2001.

On February 13, 2001, the company issued and sold 500 EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004. This cross currency swap is designated as a cash flow hedge, as defined by SFAS No. 133, and is effective as a hedge. The portion of the fair value of the swap attributable to changes in the spot rate is matched in earnings against changes in the fair value of debt.

The company entered into a Swiss franc floating rate loan with a financial institution in January 1999, due January 2004. The company also entered into a contract to swap U.S. dollars to Swiss francs, within exact terms of the loan. This cross currency swap has been designated as a foreign currency fair value hedge, as defined by SFAS No. 133, and is effective as a hedge.

The company entered into a note payable for $147 with a syndicate of financial institutions in July 2000, repayable in semi-annual installments, with the final installment due August 2005. The company also entered into a contract to swap yen to U.S. dollars, within exact terms of the loan. This cross currency swap has been designated as a foreign currency cash flow hedge, as defined by SFAS No. 133, and is effective as a hedge.

The company has reduced the carrying amount of its long-term debt by $84 at February 2, 2002, representing the carrying amount of the debt in excess of fair value on that date. Also at February 2, 2002, the company has recorded derivative assets of $42 and derivative liabilities of $122, representing the fair value of these derivatives at that date.

These transactions did not have a material impact on the company's results of operations or cash flows.

Leases

The company leases a portion of the real estate used in its operations. Most leases require the company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of February 2, 2002 are as follows:

                                 Gross                     Net
                               minimum    Sublease     minimum
                               rentals      income     rentals
--------------------------------------------------------------
2002                           $   286       $  24     $   262
2003                               286          20         266
2004                               280          17         263
2005                               268          14         254
2006                               255          13         242
2007 and subsequent              1,960          62       1,898
==============================================================
                               $ 3,335       $ 150     $ 3,185
==============================================================

Total rent expense, net of sublease income, was $261, $291 and $350 in 2001, 2000 and 1999, respectively.

The company's new corporate headquarters facility, located in Wayne, New Jersey, which the company intends to fully occupy by the summer of 2003, is being financed under a lease arrangement commonly referred to as a "synthetic lease." Under this lease, unrelated third parties, arranged by Wachovia Development Corporation, a multi-purpose real estate investment company, will fund up to $125 for the acquisition and construction of the facility. Upon completion of the construction, which is expected to be in 2003, the company will begin paying rent on the facility until the lease expires in 2011. The rent will be based on a mix of fixed and variable interest rates which will be applied against the final amount funded. Upon expiration of the lease, the company would expect to either: renew the lease arrangement; purchase the facility from the lessor; or remarket the property on behalf of the owner. Under accounting principles generally accepted in the United States, this arrangement is required to be treated as an operating lease for accounting purposes and will be treated as a financing for tax purposes.


/36

                 / notes to consolidated financial statements /

Stockholders' Equity

The common shares of the company, par value $0.10 per share, were as follows:

                                        February 2,   February 3,
                                              2002          2001
-----------------------------------------------------------------
Authorized shares                            650.0         650.0
-----------------------------------------------------------------
Issued shares                                300.4         300.4
-----------------------------------------------------------------
Treasury shares                              103.7         102.9
-----------------------------------------------------------------
Issued and outstanding shares                196.7         197.5
=================================================================

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                             2001         2000         1999
------------------------------------------------------------------------------
Numerator:
Net earnings available to
  common stockholders                   $      67      $   404      $   279

Denominator for basic earnings
  per share - weighted average
  shares                                    197.6        210.9        244.8

Effect of dilutive securities:
  Stock options, etc                          8.4          4.1          0.6

Denominator for diluted
  earnings per share -
  weighted average shares                   206.0        215.0        245.4
------------------------------------------------------------------------------
Basic earnings per share                $    0.34     $   1.92     $   1.14
==============================================================================
Diluted earnings per share              $    0.33     $   1.88     $   1.14
==============================================================================

Options to purchase approximately 10.3, 3.0 and 38.7 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares.

Stock Purchase Warrants

The company issued 1.2 stock purchase warrants to SOFTBANK Venture Capital and affiliates ("SOFTBANK") for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. As of February 2, 2002, these warrants have not been exercised. In addition, the company granted a warrant on August 9, 2000 entitling Amazon.com to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 2, 2002, this warrant has not been exercised.

Investment in Toys - Japan

The company accounts for its investment in the common stock of Toys - Japan under the "equity method" of accounting since the initial public offering on April 24, 2000. The quoted market value of the company's investment in Toys - Japan was $283 at February 2, 2002. The valuation represents a mathematical calculation based on the closing quotation published by the Tokyo over-the-counter market and is not necessarily indicative of the amount that could be realized upon sale.

Taxes on Income

The provisions for income taxes consist of the following:
                                   2001           2000          1999
----------------------------------------------------------------------
Current:
  Federal                         $  63          $ 120         $ (12)
  Foreign                            10             36            17
  State                               9             10            --
----------------------------------------------------------------------
                                     82            166             5
----------------------------------------------------------------------
Deferred:
  Federal                           (60)            50            31
  Foreign                            16             13           124
  State                             (14)             4             1
----------------------------------------------------------------------
                                    (58)            67           156
======================================================================
Total tax provision               $  24          $ 233         $ 161
======================================================================

At February 2, 2002 and February 3, 2001, the company had gross deferred tax assets, before valuation allowances, of $576 and $486, respectively, and gross deferred tax liabilities of $484 and $461, respectively. Deferred tax assets of $45 were included in "Prepaid expenses and other current assets" at February 2, 2002 and February 3, 2001. Deferred tax assets, net of valuation allowances of $244 and $175 were included in "Other assets" at February 2, 2002 and February 3, 2001. Deferred tax liabilities of $36 and $59 were included in "Accrued expenses and other current liabilities" at February 2, 2002 and February 3, 2001. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                               February 2,       February 3,
                                                     2002             2001
-----------------------------------------------------------------------------
Net deferred tax assets/(liabilities):

Foreign loss carryforwards                          $ 296             $ 290

Valuation allowances, primarily related
  to foreign loss carryforwards                      (287)             (266)

Restructuring                                         131                42

Property, plant and equipment                        (322)             (316)

LIFO inventory                                          3               (16)

Other                                                 (16)               25
=============================================================================
Net deferred tax liability                          $(195)            $(241)
=============================================================================

On February 2, 2002, the company had $772 of foreign loss carryforwards of which $224 must be utilized within the next seven years and $548 over an indefinite period.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                  2001       2000       1999
--------------------------------------------------------------------------------
Statutory tax rate                                35.0%      35.0%      35.0%

State income taxes, net of
  federal income tax benefit                       1.8        1.4        0.6

Foreign taxes, net of valuation allowance         (9.4)      (1.2)      25.8

Reversal of deferred tax asset                    (6.5)        --         --

Tax benefit of branch election                      --       (1.4)     (22.5)

Subpart F income                                   5.4        0.6        1.0

Tax on previously unremitted earnings               --        3.7         --

Amortization of goodwill                           3.5        0.5        0.7

Other, net                                        (2.9)      (2.1)      (4.1)
--------------------------------------------------------------------------------
Effective tax rate                                26.9%      36.5%      36.5%
================================================================================


                                                                             37/

                 / notes to consolidated financial statements /

Deferred income taxes are not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts that, if remitted, would result in little or no tax under current U.S. tax laws, unremitted earnings were approximately $506 at February 2, 2002. Net income taxes of approximately $108 would be due if these earnings were remitted.

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

At February 2, 2002, an aggregate of 48.9 shares of authorized common stock were reserved for all of the Plans noted above, including 5.0 shares reserved for the issuance of restricted shares, restricted units, performance units, and unrestricted shares. Of these amounts, 15.4 were available for future grants. All outstanding options expire at dates ranging from November 2, 2002 to December 31, 2011.

Stock option transactions are summarized as follows:

                                              Exercise Price    Weighted-Average
                                   Shares        Per Share       Exercise Price
--------------------------------------------------------------------------------
Outstanding at January 30, 1999     36.8     $ 14.78 - $ 40.94      $ 26.02
--------------------------------------------------------------------------------
Granted                              9.7       11.69 -   24.22        18.63
Exercised                           (1.3)      18.16 -   25.44        17.71
Canceled                            (5.4)      18.16 -   39.88        25.34
--------------------------------------------------------------------------------
Outstanding at January 29, 2000     39.8     $ 11.69 - $ 40.94      $ 24.59
--------------------------------------------------------------------------------
Granted                              7.5       10.25 -  26.25        15.29
Exercised                           (0.4)      14.78 -  22.06        18.96
Canceled                           (22.2)      14.63 -  40.94        28.60
--------------------------------------------------------------------------------
Outstanding at February 3, 2001     24.7     $ 10.25 - $ 40.94      $ 18.36
--------------------------------------------------------------------------------
Granted                              8.6       15.53 -  38.36        28.03
Exercised                           (1.1)      14.63 -  25.44        16.21
Canceled                            (1.6)      11.50 -  39.88        24.26
--------------------------------------------------------------------------------
Outstanding at February 2, 2002     30.6     $ 10.25 - $ 40.94      $ 20.39
================================================================================

Options exercisable and the weighted-average exercise prices were 20.7 and $23.94 at January 29, 2000, and 11.3 and $19.60 at February 3, 2001 and 16.1 and
$20.74 at February 2, 2002, respectively.

At February 2, 2002 and February 3, 2001, the company's Toysrus.com internet subsidiary had approximately 11.3 and 15.0 stock options outstanding to both employees and non-employees of the company, representing approximately 12% and 15% of the authorized common stock of Toysrus.com at February 2, 2002 and February 3, 2001, respectively. These outstanding options, with exercise prices ranging between $0.30 and $2.25 per share, entitle each option holder the right to purchase one share of the common stock of Toysrus.com.

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

The company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


/38

                 / notes to consolidated financial statements /

                                  2001        2000        1999
---------------------------------------------------------------
Net earnings - as reported       $  67       $ 404       $ 279

Net earnings - pro forma            28         385         232

Basic earnings per share -
  reported                        0.34        1.92        1.14

Basic earnings per share -
  pro forma                       0.14        1.83        0.95

Diluted earnings per share -
  as reported                     0.33        1.88        1.14

Diluted earnings per share -
  pro forma                       0.14        1.79        0.95
===============================================================

The weighted-average fair value at date of grant for options granted in 2001, 2000 and 1999 was $9.16, $5.88 and $6.26, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 1999 through 2001, a range of assumptions are provided below:

                                2001        2000        1999
--------------------------------------------------------------------------------
Expected  stock  price  volatility  .407 - .567    .434 - .585     .351 - .568

Risk-free interest rate              3.6% - 5.1%    5.0% - 6.8%     4.7% - 6.7%

Weighted average
  expected life of options             5 years        5 years         6 years
================================================================================

The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.

Replacement of Certain Stock Option Grants with Restricted Stock

In 2000, the company authorized the exchange of certain stock options, having an exercise price above $22 per share, for an economically equivalent grant of restricted stock. The exchange, which was voluntary, replaced approximately 14.4 options with approximately 1.7 restricted shares. Shares of restricted stock resulting from the exchange vest over a period of three years, with one-half of the grant vesting on April 1, 2002 and the remainder vesting on April 1, 2003. Accordingly, the company recognizes compensation expense throughout the vesting period of the restricted stock. The company recorded $8 in compensation expense related to this restricted stock in both 2002 and 2001.

Profit Sharing Plan

The company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the company's discretion. Provisions of $46, $50 and $48 have been charged to earnings in 2001, 2000 and 1999, respectively.

Toysrus.com

The company entered into an agreement with SOFTBANK which included an investment by SOFTBANK of $60 in Toysrus.com for a 20% ownership interest. Accordingly, the company has recorded a 20% minority interest in the net losses of Toysrus.com in selling, general and administrative expenses. Toysrus.com received additional capital contributions of $37 from SOFTBANK representing its proportionate share of funding required for the operations of Toysrus.com. In connection with the agreement with SOFTBANK, the company issued 1.2 stock purchase warrants for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. As of February 2, 2002, none of these warrants have been exercised.

Toysrus.com entered into a 10-year strategic alliance with Amazon.com to create a co-branded toy and video game on-line store, which was launched in the third quarter 2000. In addition, a co-branded baby products on-line store was launched in May 2001 and a co-branded creative and learning products on-line store launched in July 2001. Under this alliance, Toysrus.com and Amazon.com are responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising and content for the co-branded stores. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web-site development, order fulfillment, guest services, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. Also in August 2000, Amazon.com was granted a warrant entitling it to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 2, 2002, this warrant has not been exercised.

In the third quarter of 2000, Toysrus.com recorded $118 in non- recurring costs and charges as a result of the transition to the co-branded site, of which, $10 were included in cost of sales and $108 were included in selling, general and administrative expenses. These costs and charges related primarily to the closure of three distribution centers and web-site asset write-offs, as well as other costs associated with migrating data and merchandise to the new site and facilities. At the end of 2001, Toysrus.com had remaining reserves of approximately $42, primarily for the exit of its Memphis Tennessee distribution center, which is being actively marketed. The company believes that these remaining reserves are adequate to complete all remaining action plans.

Segments

The company's reportable segments are Toys"R"Us - U.S., which operates toy stores in 49 states and Puerto Rico, Toys"R"Us - International, which operates, licenses or franchises toy stores in 28 countries outside the United States, Babies"R"Us, which operates stores in 34 states, and Toysrus.com, the company's internet subsidiary.


                                                                             39/

                 / notes to consolidated financial statements /

Information on segments and reconciliation to earnings before income taxes, are as follows:

                                        February 2,   February 3,    January 29,
                                             2002          2001           2000
-------------------------------------------------------------------------------
Net sales
  Toys"R"Us - U.S.                       $  6,877      $  7,073      $  6,911
  Toys"R"Us - International                 1,889         1,872         1,990
  Babies"R"Us                               1,421         1,310         1,036
  Toysrus.com                                 277           180            49
  Other(a)                                    555           897         1,876
-------------------------------------------------------------------------------
Total                                    $ 11,019      $ 11,332      $ 11,862
===============================================================================
Operating earnings
  Toys"R"Us - U.S.(b)                    $    308      $    431      $    432
  Toys"R"Us - International                   131           124           102
  Babies"R"Us                                 138           120            78
  Toysrus.com,
    net of minority interest                  (76)         (212)          (86)
  Other(b),(c)                               (115)          (37)           (6)
Restructuring and other charges              (186)           --            --
-------------------------------------------------------------------------------
Operating earnings                       $    200      $    426      $    520
  Interest expense, net                      (109)         (104)          (80)
  Gain from IPO of Toys - Japan                --           315            --
-------------------------------------------------------------------------------
Earning before income taxes              $     91      $    637      $    440
===============================================================================
Identifiable assets
  Toys"R"Us - U.S.                       $  5,412      $  5,384      $  4,801
  Toys"R"Us - International                 1,146         1,235         1,274
  Babies"R"Us                                 574           486           389
  Toysrus.com                                  84           141            65
  Other                                       860           757         1,824
-------------------------------------------------------------------------------
Total                                    $  8,076      $  8,003      $  8,353
===============================================================================
Depreciation and amortization
  Toys"R"Us - U.S.                       $    212      $    193      $    172
  Toys"R"Us - International                    41            42            47
  Babies"R"Us                                  29            26            22
  Toysrus.com                                   6             6             2
  Other                                        20            23            35
-------------------------------------------------------------------------------
Total                                    $    308      $    290      $    278
===============================================================================

(a) Includes the net sales of Kids"R"Us division and the Toys - Japan division prior to its initial public offering on April 24, 2000.

(b) Includes markdowns related to the store closings announced as part of restructuring.

(c) Includes the results of the Kids"R"Us division and the company's share of the net earnings of Toys - Japan, as well as other corporate related items.

Restructuring and Other Charges

On January 28, 2002, the company announced a series of steps designed to enhance its future cash flow and operating earnings and to allow the company to continue to concentrate its financial resources on those stores and store formats that are most productive. The company is closing 37 Kids"R"Us stores and, in almost all of these locations, is converting the nearest Toys"R"Us store into a Toys"R"Us/Kids"R"Us combo store in tandem with the Kids"R"Us store closings. The company is also closing 27 non-Mission Possible format Toys"R"Us stores, eliminating approximately 1,900 staff positions at stores and headquarters, and consolidating its store support center facilities for its intended move into its new headquarters in Wayne, New Jersey, which the company intends to fully occupy by the summer of 2003. The five New Jersey facilities to be consolidated into the new headquarters in Wayne, New Jersey, include two locations in Montvale, and one facility each in Paramus, East Hanover, and Fort Lee.

The costs associated with facilities consolidation, elimination of positions, and other actions designed to improve efficiency in support functions were $79, of which $15 related to severance. The costs associated with store closings were $73 for Kids"R"Us and $85 for Toys"R"Us, of which $27 was recorded in cost of sales. The fair values of facilities to be consolidated and store closings were obtained from third party appraisals. The company also reversed $24 million of previously accrued charges ($11 from the 1998 charge and $13 from the 1995 charge) that have been deemed no longer needed. See below for further details regarding the reversal of these reserves. Accordingly, based on all of these actions, the company recorded $213 million of pre-tax ($126 million after-tax) restructuring and other charges in the fourth quarter of its fiscal year ending February 2, 2002. Details on the components of the charges are as follows:

                                                                       Reserve
                                             Initial     Utilized      Balance
Description                                   Charge      In 2001      2/02/02
--------------------------------------------------------------------------------
Store Closings:
  Lease commitments                             $ 52         $ --         $ 52
  Severance                                        4           --            4
  Write-down of property
  and equipment                                   75           75           --
  Markdowns                                       27           --           27
Store Support Center Consolidation:
  Lease commitments                               28           --           28
  Write-down of property
  and equipment                                   29           29           --
  Severance                                       15           --           15
Other                                              7            7           --
--------------------------------------------------------------------------------
Total restructuring and other charges          $ 237         $111         $126
================================================================================

In 1998, the company announced strategic initiatives to reposition its worldwide business, and recorded restructuring and other charges of $353, including a restructuring charge of $294 to close and/or downsize stores, distribution centers and administrative functions. This worldwide plan included the closing of 50 toy stores in the International division, predominately in continental Europe, and 9 in the United States and the closing of 31 Kids"R"Us stores and conversion of 28 nearby U.S. toy stores into Toys"R"Us/Kids"R"Us combo stores. Other charges consisted primarily of changes in accounting estimates and provisions for legal settlements of $59 recorded in selling, general and administrative expenses. The remaining reserves related to these charges were $31 at the end of 2001.

In the fourth quarter of 2001, the company determined that $11 of unused reserves for the closing of under-performing stores in central Europe would no longer be needed and reversed these reserves. In the third quarter of 2001, the company completed the satisfaction of certain legal obligations and reversed the remaining unused reserve of $5 million. In the third quarter of 2000, the company determined


/40

                 / notes to consolidated financial statements /

that an $11 million reserve would no longer be needed and reversed this reserve. These remaining reserves, primarily for long-term lease commitments, will be utilized during 2002 and thereafter.

In 1998, the company also recorded markdowns and other charges of $345, which included $253 for markdowns required to clear excess inventory from stores, $29 for markdowns related to the store closings and $63 for charges to cost of sales for inventory system refinements and changes in accounting estimates.

In 1995, the company announced certain initiatives to restructure its world-wide business. In the fourth quarter of 2001, the company determined that unused reserves of $13 for the restructuring of its international business would no longer be needed and accordingly, reversed these reserves. The company has substantially completed the remainder of this program, with the exception of long-term lease commitment reserves that will be utilized throughout 2002 and thereafter.

The company believes that unused reserves existing at February 2, 2002 are reasonable estimates of what is required to complete all remaining initiatives.

Gain from Initial Public
Offering of Toys-Japan

The company recorded a pre-tax non-operating gain of $315 ($200 net of taxes) in the first quarter of fiscal 2000 resulting from the initial public offering of shares of Toys - Japan. Of this gain, $91 resulted from an adjustment to the basis of the company's investment in Toys - Japan and $224 related to the sale of a portion of company-owned common stock of Toys - Japan. In connection with this transaction the company also received net cash proceeds of $267 and recorded a provision for current income taxes of $82 and a provision for deferred income taxes of $33, respectively. As a result of this transaction, the company's ownership percentage in the common stock of Toys - Japan was reduced from 80% to 48%. Toys - Japan is a licensee of the company.

Subsequent Events

On March 19, 2002, the company refinanced its note payable originally repayable through fiscal 2005 and increased the amount outstanding to $160 from $100. This borrowing is repayable in semi-annual installments, with the final installment due on February 20, 2008. The effective cost of this borrowing is 2.23% and is secured by expected future cash flows from license fees due from Toys-Japan.

On March 13, 2002, the company filed registration statements with the Securities and Exchange Commission indicating the company's intention to issue $550 of Toys"R"Us equity and equity-linked securities. These securities take the form of $350 of equity security units and $200 of Toys"R"Us common stock. The company plans to issue these securities promptly after the registration statements are declared effective. The net proceeds from these offerings will be utilized as an alternative to short-term borrowings and other general corporate purposes.

Other Matters

In August 2000, eleven purported class action lawsuits were filed (six in the United States District Court for the District of New Jersey, three in the United States District Court for the Northern District of California, one in the United States District Court for the Western District of Texas and one in the Superior Court of the State of California, County of San Bernadino), against the company and its affiliates Toysrus.com, Inc. and Toysrus.com, LLC. In September 2000, three additional purported class action lawsuits were filed (two in the United States District Court for the District of New Jersey and one in the United
States District Court for the Western District of Texas). These actions generally purport to bring claims on behalf of all persons who have visited one or more of the company's web sites and either made an online purchase or allegedly had information about them unlawfully "intercepted," "monitored," "transmitted," or "used." All the suits (except one filed in the United States District Court for the District of New Jersey) also named Coremetrics, Inc. ("Coremetrics"), an internet marketing company, as a defendant.

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

The company and Coremetrics filed a joint application with the Multidistrict litigation panel to have all of the federal actions consolidated and transferred to the United States District Court for the Northern District of California. A hearing on that application was held on November 17, 2000, and all matters have now been consolidated in the United States District Court for the Northern District of California.

The company moved for a stay of the action in the Superior Court of the State of California, County of San Bernadino pending resolution of the actions filed in federal court. The court granted the company's motion for stay on May 22, 2001. Plaintiffs subsequently voluntarily dismissed the action without prejudice.

The company filed a motion to dismiss plaintiffs' federal causes of action on August 3, 2001. On October 9, 2001, the United States District Court, Northern California District, granted in part and denied in part the company's motion to dismiss. The court's order dismissed one cause of action without leave to amend, dismissed a second cause of action with leave to amend and denied the company's motion as to the third cause of action. On October 16, 2001, plaintiffs filed an amended complaint to remedy the defects in the cause of action previously dismissed with leave to amend.

The company believes that it has substantial defenses to these claims and plans to vigorously defend these lawsuits.

The company is party to certain other litigation which, in management's judgement, based in part on the opinion of legal counsel, will not have a material adverse effect on the company's financial position.


                                                                             41/

                                   / reports /

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

/s/ John H. Eyler, Jr.          /s/ Louis Lipschitz
-----------------------         ---------------------------
John H. Eyler, Jr.              Louis Lipschitz
Chairman and                    Executive Vice President
Chief Executive Officer         and Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at February 2, 2002 and February 3, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
-----------------------
New York, New York
March 14, 2002

[PHOTO OMITTED]


/42

                           / directors and officers /

Directors

Charles Lazarus
Chairman Emeritus of the company

John H. Eyler, Jr.
Chairman and
Chief Executive Officer
of the company

RoAnn Costin
President, Reservoir Capital
Management, Inc.

Roger N. Farah
President and
Chief Operating Officer,
Polo Ralph Lauren

Peter A. Georgescu
Chairman Emeritus,
Young & Rubicam, Inc.

Michael Goldstein
Chairman, The Toys"R"Us
Children's Fund, Inc.

Calvin Hill
Consultant

Nancy Karch
Retired Senior Partner,
McKinsey & Company

Shirley Strum Kenny
President, State University
of New York at Stony Brook

Norman S. Matthews
Consultant and former
Vice Chairman of the Board
and President of Federated
Department Stores

Arthur B. Newman
Senior Managing Director,
Blackstone Group

Corporate and Administrative Officers

John H. Eyler, Jr.
Chairman and Chief Executive Officer

Francesca L. Brockett
Executive Vice President - Strategic
Planning/Business Development

Michael D'Ambrose
Executive Vice President -
Human Resources

Christopher K. Kay
Executive Vice President -
Operations and General Counsel,
Corporate Secretary

Warren F. Kornblum
Executive Vice President -
Chief Marketing Officer

Louis Lipschitz
Executive Vice President -
Chief Financial Officer

John Holohan
Senior Vice President -
Chief Information Officer

Jon W. Kimmins
Senior Vice President -
Treasurer

Dorvin D. Lively
Senior Vice President -
Corporate Controller

Peter W. Weiss
Senior Vice President - Taxes

Rebecca A. Caruso
Vice President -
Corporate Communications

Ursula H. Moran
Vice President -
Investor Relations

Divisional Officers

Raymond L. Arthur
President - Toysrus.com

John Barbour
President -
Toys"R"Us International

Janet L. Emerson
President - Kids"R"Us
and Imaginarium

James E. Feldt
President - Merchandising
and Marketing, Toys"R"Us U.S.

Richard L. Markee
President - Specialty Businesses
and International Operations

Gregory R. Staley
President - Toys"R"Us U.S.

James R. Bodemuller
Senior Vice President -
Planning and Allocation,
Toys"R"Us U.S.

Joan W. Donovan
Senior Vice President -
General Merchandise Manager,
Toys"R"Us International

Martin E. Fogelman
Senior Vice President -
General Merchandise Manager,
Juvenile Babies"R"Us

Jonathan M. Friedman
Senior Vice President -
Chief Financial Officer,
Toys"R"Us U.S.

Andrew R. Gatto
Senior Vice President -
Product Development,
Toys"R"Us U.S.

Steven J. Krajewski
Senior Vice President -
Operations, Toys"R"Us U.S.

James G. Parros
Senior Vice President -
Stores and Distribution Center
Operations, Kids"R"Us

David E. Schoenbeck
Senior Vice President -
Operations, Babies"R"Us

Ernest V. Speranza
Senior Vice President -
Marketing, Toys"R"Us International

Pamela B. Wallack
Senior Vice President -
General Merchandise Manager,
Kids"R"Us

International Country Presidents and Managing Directors

David Rurka
Managing Director -
Toys"R"Us United Kingdom
and Chairman of the
European Management Board

Jacques LeFoll
President - Toys"R"Us France

Monika Merz
President - Toys"R"Us Canada

John Schryver
Managing Director -
Toys"R"Us Australia

Michael C. Taylor
Acting President -
Toys"R"Us Central Europe

Antonio Urcelay
Managing Director -
Toys"R"Us Iberia

[PHOTO OMITTED]


                                                                             43/

                               / financial data /

Quarterly Financial Data and Market Information
Toys"R"Us, Inc. and Subsidiaries

Quarterly Financial Data
(In millions except per share data)

The  following   table  sets  forth  certain   unaudited   quarterly   financial
information:

                                First        Second      Third        Fourth
                              Quarter       Quarter    Quarter       Quarter
--------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------
Net Sales                     $ 2,061       $ 2,021    $ 2,178       $ 4,759

Gross Margin                      665           661        710         1,379

Net Earnings/(loss)               (18)          (29)       (44)          158(a)

Basic Earnings
   per Share/(loss)           $ (0.09)      $ (0.15)   $ (0.22)      $  0.80(a)

Diluted Earnings
   per Share/(loss)           $ (0.09)      $ (0.15)   $ (0.22)      $  0.78(a)

2000
--------------------------------------------------------------------------------
Net Sales                     $ 2,319       $ 1,994    $ 2,220       $ 4,799

Gross Margin                      718           636        698         1,465

Net Earnings/(Loss)               215(b)          3        (65)(c)       251

Basic Earnings/(Loss)
   per Share                  $  0.93(b)    $  0.01    $ (0.32)(c)   $  1.27

Diluted Earnings/(Loss)
   per Share                  $  0.93(b)    $  0.01    $ (0.32)(c)   $  1.23


(a) Includes restructuring and other charges of $213 ($126 net of tax, or $0.61 per share).

(b) Includes a non-operating gain from the initial public offering of Toys - Japan of $315 ($200 net of tax, or $0.87 per share).

(c) Includes Toysrus.com/Amazon.com alliance non-recurring charges of $94 ($60 net of tax, or $0.30 per share).

Market Information

The company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest hundredth) based on New York Stock Exchange trading since January 29, 2000.

The company has not paid any cash dividends, however, the Board of Directors of the company periodically reviews this policy.

The company had approximately 30,269 Stockholders of Record on March 13, 2002.

                                  High             Low
-------------------------------------------------------------
2000   1st  Quarter             $ 15.50          $ 10.06
       2nd  Quarter               18.00            13.44
       3rd  Quarter               19.25            14.88
       4th  Quarter               26.69            14.50
-------------------------------------------------------------
2001   1st  Quarter             $ 26.52          $ 23.00
       2nd  Quarter               31.00            22.30
       3rd  Quarter               25.10            16.81
       4th  Quarter               24.00            18.25

[PHOTO OMITTED]


/44

Store Locations

                     Stores Across the U.S. at Feb. 2, 2002

                                     Toys        Kids       Babies   Imaginarium
--------------------------------------------------------------------------------
Alabama                                8           1           3          --
Alaska                                 3          --          --          --
Arizona                               12          --           3           1
Arkansas                               2          --          --          --
California                            84          18          18          11
Colorado                               8          --           4          --
Connecticut                           10           5           2           4
Delaware                               2           1           1          --
Florida                               46          10          12          --
Georgia                               20           3           7          --
Hawaii                                 1          --          --          --
Idaho                                  2          --          --          --
Illinois                              36          16          10           3
Indiana                               13           6           4          --
Iowa                                   8          --          --          --
Kansas                                 5           1           1          --
Kentucky                               8          --           2           1
Louisiana                             11          --           1          --
Maine                                  2           1          --          --
Maryland                              19           6           4           3
Massachusetts 19                       5           3           1
Michigan                              26          13           6          --
Minnesota                             10           2           2           1
Mississippi                            5          --          --          --
Missouri                              13           3           5          --
Montana                                1          --          --          --
Nebraska                               3          --          --          --
Nevada                                 4          --           2          --
New Hampshire                          5           2          --          --
New Jersey                            26          18           8           7
New Mexico                             4          --           1          --
New York                              46          21          10           5
North Carolina16                       1           6          --
North Dakota                           1          --          --          --
Ohio                                  33          17           9           2
Oklahoma                               5          --           2          --
Oregon                                 8          --           2          --
Pennsylvania                          34          14           5          --
Rhode Island                           1           1           1          --
South Carolina 9                      --           3          --
South Dakota                           2          --          --          --
Tennessee                             15           2           4          --
Texas                                 53           6          15          --
Utah                                   6           3           1          --
Vermont                                1          --          --          --
Virginia                              22           5           6           3
Washington                            15          --           2          --
West Virginia                          4          --          --          --
Wisconsin                             10           3          --          --
Puerto Rico                            4          --          --          --
--------------------------------------------------------------------------------
                                     701         184         165          42
--------------------------------------------------------------------------------

                         Toys"R"Us International - 507

Australia                            25
Austria                               9
Bahrain                               1*
Canada                               63
Denmark                              10*
Egypt                                 1*
France                               31
Germany                              49
Hong Kong                             6*
Indonesia                             3*
Israel                               19*
Japan                               120**
Malaysia                              4*
Mauritius                             1*
Netherlands                          13*
Norway                                2*
Portugal                              6
Qatar                                 1*
Saudi Arabia                          4*
Singapore                             4*
South Africa                          7*
Spain                                32
Sweden                               11*
Switzerland                           4
Taiwan                                6*
Turkey                               10*
United Arab
Emirates                              2*
United Kingdom 63

*     Franchise or joint venture.
**    48% owned.

Corporate Data

Annual Meeting

The Annual Meeting of the Stockholders of Toys"R"Us, Inc. will be held at The 200 Fifth Club, 200 Fifth Avenue, New York, New York, on June 5, 2002 at 9:00 a.m.

The Offices of The
Company are Located at

461 From Road, Paramus, New Jersey 07652
Telephone: 201-262-7800

225 Summit Avenue
Montvale, New Jersey 07645
Telephone: 201-802-5000

General Counsel

Christopher K. Kay
Executive Vice President of the company
461 From Road, Paramus, New Jersey 07652

Independent Auditors

Ernst & Young LLP
787 Seventh Avenue, New York, New York 10019

Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane New York, New York 10038
Telephone: 877-777-0800

Common Stock Listed

New York Stock Exchange, Symbol: TOY

Stockholder Information

The company will supply to any owner of its common stock, upon written request to Ms. Ursula H. Moran of the company at the above address and without charge, a copy of the annual report on Form 10-K for the year ended February 2, 2002, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained by calling 800-785-TOYS, or at our web site on the Internet at www.toysrus.com.

Significant news releases are anticipated to be available as follows:

Call after...     For the following...

May 20, 2002      1st Quarter Results
Aug. 19, 2002     2nd Quarter Results
Nov. 18, 2002     3rd Quarter Results
Jan. 9, 2003      Holiday Sales Results
Mar. 5, 2003      2002 Results

Corporate Citizenship

Giving back to children and the communities in which they live is important to the "R"Us Family. Toys"R"Us, Inc. is an active corporate citizen that supports a wide-range of national, regional and local charities that nurture and enrich the lives of children. The company established The Toys"R"Us Children's Fund, Inc. in 1992 to raise money for charities dedicated to supporting children across the country. Since then, the Fund has contributed millions of dollars to more than 200 charities, including hospitals, educational programs and organizations that make the lives of children happier and healthier.

In addition to our ongoing support of children's charities, Toys"R"Us, Inc. partnered with child life specialists to develop the Kids Playroom program, an initiative that builds and monitors safe play havens in hospitals across the country. The fun-filled playrooms, currently in more than 50 hospitals in 17 states, help comfort children through the magic of play. The warm and inviting settings bring laughter and joy to young patients and their visitors.

During the 2001 holiday season, The Toys"R"Us Children's Fund, Inc. partnered with "Good Morning America" and the Boys and Girls Clubs of America to kick off the first ever "A Time for Smiles" toy drive, which provided 200,000 toys to needy children throughout the country.

If you would like to receive more information about Toys"R"Us, Inc. corporate citizenship, please write to the Vice President of Corporate Philanthropy at 461 From Road, Paramus, NJ 07652.

Visit www.toysrus.com, www.babiesrus.com and www.imaginarium.com.

                               [PHOTO OMITTED]