Form 10-K, Exhibit 13
period 2003-02-01
TOYS R US INC
filed 2003-04-30
CIK 1005414

Exhibit 13

                               [LOGO] TOYS "R" US(R)

                                 Annual Report
                                      2002

                                 Shaping
                                   our future and
                                 our brands
                              financial highlights

financial highlights
Toys"R"Us, Inc. and Subsidiaries

(Dollars in millions, except per share data)                                                           Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------------
                           Feb. 1,  Feb. 2,    Feb. 3,  Jan. 29,  Jan. 30,  Jan. 31,   Feb. 1,   Feb. 3, Jan. 28, Jan. 29,
                             2003     2002       2001      2000      1999      1998      1997      1996     1995     1994
--------------------------------------------------------------------------------------------------------------------------
Operations
Total Enterprise Sales*    $13,067  $12,630    $12,774   $12,118   $11,459   $11,315   $10,113    $9,498   $8,819   $8,018
Net Sales                   11,305   11,019     11,332    11,862    11,170    11,038     9,932     9,427    8,746    7,946
Net Earnings/(Loss)            229       67        404       279      (132)      490       427       148      532      483
Basic Earnings/(Loss)
  Per Share                   1.10     0.34       1.92      1.14     (0.50)     1.72      1.56      0.54     1.88     1.66
Diluted Earnings/(Loss)
  Per Share                   1.09     0.33       1.88      1.14     (0.50)     1.70      1.54      0.53     1.85     1.63

Financial Position at Year End
Working Capital            $ 1,182  $   657    $   575   $    35   $   106   $   579   $   619    $  326   $  484   $  633
Real Estate-Net              2,398    2,313      2,348     2,342     2,354     2,435     2,411     2,336    2,271    2,036
Total Assets                 9,397    8,076      8,003     8,353     7,899     7,963     8,023     6,738    6,571    6,150
Long-Term Debt               2,139    1,816      1,567     1,230     1,222       851       909       827      785      724
Stockholders' Equity         4,030    3,414      3,418     3,680     3,624     4,428     4,191     3,432    3,429    3,148
Common Shares Outstanding    212.5    196.7      197.5     239.3     250.6     282.4     287.8     273.1    279.8    289.5

Number of Stores at Year End
Toys"R"Us - U.S.               681      701        710       710       704       700       682       653      618      581
Toys"R"Us - International**    544      507        491       462       452       441       396       337      293      234
Babies"R"Us - U.S.             183      165        145       131       113        98        82        --       --       --
Kids"R"Us - U.S.               146      184        198       205       212       215       212       213      204      217
Imaginarium - U.S.              37       42         37        40        --        --        --        --       --       --
Geoffrey - U.S.                  4       --         --        --        --        --        --        --       --       --
Total Stores                 1,595    1,599      1,581     1,548     1,481     1,454     1,372     1,203    1,115    1,032

 * Total enterprise sales consist of all Toys "R" Us branded net sales, which include net sales from all the company's stores and from the company's internet businesses, in addition to net sales from licensed and franchised stores.

**    Includes licensed and franchised stores.

contents

Financial Highlights ..................................................   page 1

Letter to Our Shareholders ............................................   page 3

Divisional Highlights .................................................   page 7

Corporate Philanthropy and Corporate Responsibility ...................  page 19

Management's Discussion and Analysis
of Results of Operations and Financial Condition ......................  page 22

Financial Statements ..................................................  page 31

Report of Management and
Report of Independent Auditors ........................................  page 45

Directors and Officers ................................................  page 46

Quarterly Financial Data and Market Information .......................  page 48

Store Locations, Corporate Data
and Stockholder Information ...........................................  page 49

                                Building
                                    our portfolio of
                                 brands


[LOGO] TOYS"R"US(R)            [LOGO] KIDS R US(R)        [LOGO] BABIES"R"US(R)
                           letter to our shareholders

                            Performance and Progress

[Photo Omitted]

John Eyler
Chairman and Chief
Executive Officer

A year in review

2002 was a year of encouraging progress, but a time of disappointments as well. Three divisions in our portfolio of businesses - Babies"R"Us, Toys"R"Us International and Toysrus.com - enjoyed the best performances in their history. Those results, coupled with improved expense discipline resulted in a 19% gain in net earnings, before restructuring and other charges in 2001, for Toys"R"Us, Inc. However, weaker results in Toys"R"Us U.S. and Kids"R"Us were very disappointing, despite progress in strategic execution in both divisions.

The performance of our U.S. toy stores did not meet our expectations. Our comparable store sales declined 1% for the year and, in a difficult retail environment, our operating earnings declined as well.

Nonetheless, we were encouraged by the progress we made in the execution of our strategy; which we believe further strengthened our ability to improve our performance in 2003 and beyond. For example, by working closely with our vendors last year, we gained market share in core toy, defined as the Boys and Girls, Learning (i.e. Imaginarium) and Preschool categories. Our core toy sales outpaced toy industry performance, as reported by the Toy Industry Association, by 4% for the year.

We continued to improve our in-stock position, content, presentation and service levels. In addition, we experienced significant improvements in customer satisfaction scores related to pricing and value perception. Both messages were effectively reinforced through our award-winning television commercials featuring our charismatic "spokesanimal," Geoffrey the Giraffe.

[Photo Omitted]

Geoffrey the Giraffe
helped boost consumer
awareness for
Toys"R"Us in 2002.

We enjoyed historically high levels of success in several of our divisions in 2002. Babies"R"Us and Toys"R"Us International both turned in record- setting operating earnings for the fourth quarter and full year of 2002. In addition, Toysrus.com achieved operating profitability in the fourth quarter - a full year ahead of schedule. Our Kids"R"Us division has been struggling in its stand-alone stores for some time now, but we have seen positive results from sourcing apparel through Kids"R"Us for our Babies"R"Us stores as well as our Toys"R"Us/Kids"R"Us combo stores. Currently, our total apparel business represents approximately $900 million in sales per year, at above company average profit margins, and we expect continued growth. Approximately 65% of these sales come from exclusive products that generate higher margins than nationally branded items. We'll talk about these divisions in greater detail in this report.

[LOGO] Imaginarium(R)          [LOGO] TOYSRUS.COM(R)          [LOGO] Geoffrey(R)
                           letter to our shareholders

We worked diligently in 2002 to improve our productivity, reduce expenses and enhance our financial strength.

We took steps to strengthen our balance sheet and improve our liquidity. As a result, we had substantial excess liquidity in early November during our seasonal borrowing peak, and ended the fiscal year with more than $1 billion in cash.

We reduced capital spending significantly in 2002. Net capital expenditures were $398 million in 2002 as compared to $705 million in 2001.

[Photo Omitted]

The customer
response to our
recently launched
Geoffrey stores
has been positive.

We made solid progress on our commitment to reduce selling, general and administrative (SG&A) expenses by 200 basis points by 2005. We were able to achieve a reduction of 70 basis points in 2002, so we're approximately a third of the way to achieving our four-year objectives in the first year.

We will also continue to find ways to strengthen and expand our portfolio, and, in fact, made progress in the development of new businesses for the future in 2002. Our test of Toys"R"Us ToyBox, our store concept within grocery stores which first opened in the summer of 2001, is generating positive results. By the end of the year, we expanded our initial test to more than 30 stores, and we are currently evaluating further expansion opportunities for 2003.

We also launched Geoffrey, which is a combination Toys"R"Us, Kids"R"Us and Babies"R"Us store, in four smaller markets in 2002. The customer response has been positive, and we've already derived some key learnings from Geoffrey that may be applicable to our other divisions. We plan to move forward carefully with this concept, but we are encouraged by the results we've seen.

[Photo Omitted]

We will accelerate
execution of our
strategies in 2003.

Challenges for 2003

We are committed to doing all it takes to turn the U.S. toy stores around and to expand further on the successes that we've seen. This progress clearly indicates that we are on the right track with our strategies. Our challenge and our commitment is to build on what we've accomplished. We will accelerate execution of our merchandising, presentation, customer service, pricing and advertising efforts designed to drive traffic and increase profitable sales. Knowing that we also need the support of our vendor community to succeed, we continue to work in partnership with them to build excitement for their brands and to re-energize underperforming product categories.

[Photo Omitted]

Babies"R"Us
registers more
expectant parents
than any other
retailer in the U.S.

We will also continue to improve our cost effectiveness to reduce our SG&A even further in 2003. In March, we reduced our national headquarters staff by approximately 200 positions, or 10%. We also announced that we would combine our Kids"R"Us and Babies"R"Us management teams into one group. This will help Kids"R"Us reduce its operating costs. In addition, we will ensure that our balance sheet remains strong and that we have ample liquidity now and into the future.

I think it truly says something about the strength of our portfolio that even in a year where we did not see the kind of success we expected in the largest division of our company, we were still able to announce a meaningful earnings increase. As we look to the future, I'm very proud of the steps that we've taken to manage the business in an undeniably difficult operating environment.

Conclusion

As I write this letter, our associates from all divisions and all disciplines are working with tremendous commitment to make ours a more profitable organization. They share my absolute conviction that in 2003 we will seize upon every opportunity to drive sales and profits across every division. Given the solid improvement in our earnings in 2002, despite very difficult and uncertain economic and world environments, we believe we have ample evidence that we're on the right track. We will build on that progress, and we will not stop until we can deliver a better value for your investment and repay your faith in our company.

/s/ John H. Eyler, Jr.

John H. Eyler, Jr.
Chairman, President and Chief Executive Officer
March 29, 2003

Delighting
     our
  Guests

                                    Toys"R"Us

                             Our Strategies at Work

Improving our guests' shopping experiences

A great deal of work during the last three years has gone into strengthening and improving our toy stores in the United States. Improving content and store layout, developing new and exciting merchandise, building the brands of our valued vendors, and launching one of the most popular advertising campaigns in 2002 all led to real progress.

We were not satisfied with the comparable store sales performance of our U.S. toy stores in 2002. Our seasonal, video and juvenile businesses experienced negative comparable store sales, which depressed our overall results. However our core toy sales, which include Boys and Girls, Learning and Preschool toys, outpaced toy industry performance by 4% for the year, as reported by the Toy Industry Association. This is consistent with reports provided by the majority of our core toy vendors that we gained market share in 2002.

[Photo Omitted]

Our "Low Price Super
Stars" campaign has
successfully resonated
with customers.

We saw evidence in 2002 that our strategies are working. The U.S. toy stores are delivering an appreciably better shopping experience to our customers. We know this from the increases we have seen in both average transaction size and consumer satisfaction research scores. Specifically, this year we received higher marks from our customers for our service, in-stock position, knowledgeable associates, and competitive pricing. During the 2002 holiday shopping season, we launched our new "Low Price Super Stars" campaign including an advertising message that clearly resonated with our customers. We also had our best in-stock position in more than a decade; we were 97% in stock on our top 1,500 items for much of the holiday selling season. And we did our utmost to stay ahead of the curve, setting our store assortment presentations for the holiday selling season six weeks ahead of schedule, which helped to insulate us from the impact of the west coast dock strike.

[Three Photos Omitted]

In 2003, we'll
expand the Geoffrey
campaign beyond
the holiday season.

Geoffrey the Giraffe is a hit with guests

The completion of our Mission Possible renovations in October 2002 enabled us to speak about the new Toys"R"Us through our advertising for the first time. Geoffrey the Giraffe, our charismatic "spokesanimal", quickly won the hearts of parents and children alike through a series of television commercials that aired last fall. Three of our commercials ranked among the top four for the year, according to Intermedia Advertising Group. Our TV spot, "Phone Call," which showed Geoffrey touting our in-stock position, ranked #1 among 4,000 commercials for the highest brand recall of the year. We were very proud that our Geoffrey advertising campaign was recognized by Advertising Age and The Wall Street Journal, among other respected sources, as the most successful television campaign of 2002 for all product categories based on consumer brand recall. We plan to build on the success of this advertising campaign in 2003 and expand it beyond the holiday selling season.

                                    Toys"R"Us

[Two Photos Omitted]

Madeline and
Thomas & Friends
Wooden Railway
were two well-
received brands
in 2002.

Popular toys and growth opportunities

We continued to build our Imaginarium learning category and expanded it to all of our stores in 2002. Items like Madeline(TM), LeapFrog(R) and Thomas & Friends Wooden Railway System(TM) were well received. We'll identify additional opportunities to expand that category even further.

Teentronics did well and continues to present a growth opportunity for us. Portable electronics, in particular, were strong as were licensed electronic goods such as Barbie(R) televisions and Hello Kitty(R) phones. Since age compression continues to be an issue for the industry, Teentronics is an area we will continue to develop and expand in 2003.

Other items such as Rescue Heroes(TM) and licensed plush like Chicken Dance Elmo were strong among the pre-school set. Bratz(TM) dolls, Barbie(R), Polly Pocket(TM) and Disney(SM) Princess were among the "must have" dolls for girls in 2002. Spider-Man(TM), mini RC cars and Radio Flyer(R) were hot for boys. Yu-Gi-Oh!(TM) and BeybladesTM also proved to be among the trendiest products of the year.

Our Times Square flagship store

Our Times Square flagship store celebrated its one-year anniversary in 2002. According to NYC & Company, New York City's official tourism marketing organization, Toys"R"Us Times Square is one of the city's top tourist destinations. The new store is a must-see attraction for any family visiting New York. Toys"R"Us Times Square has quickly established itself as The Center of the Toy Universe(TM), hosting launches for virtually every new toy, and a desired venue for many special events.

In addition to being fresh and ever-changing, Toys"R"Us Times Square disproved the myth that great service can't be found in Manhattan. The store saw great success in its pursuit of customer service. According to company research, it led the Toys"R"Us stores in guest delight scores.

[Photo Omitted]

Our Times Square store
has become one of
New York City's top
tourist destinations.

                                    Toys"R"Us

[Photo Omitted]

Former NYC Mayor
Rudy Giuliani celebrates
Trivial Pursuit(R) game's
20th Anniversary at
Toys"R"Us Times Square
with The Village People,
soccer star Mia Hamm
and The Sock Puppet.

Re-energizing categories

Our primary challenge in our U.S. toy stores is to drive traffic into our renovated stores. We plan to intensify our efforts in this direction in 2003. We have analyzed the product categories that did not perform well in 2002, and we have partnered with our vendors to re-energize these categories. We intend to increase the number of new product launches at Toys"R"Us in 2003, building on our Times Square store's reputation as the media center for the toy industry.

Encouraged by our momentum in the core toy business in 2002, we will work to further strengthen it in 2003. We learned from the launch of the "Low Price Super Stars" campaign during the 2002 holiday season, and we will fine tune our pricing strategies in the coming year. In addition, we are focused on improving the experience of our customers inside our toy stores. We have taken a number of steps to increase both the quantity and quality of sales help in our stores. We know that additional sales associate hours, properly utilized, will help us to increase conversion and average transaction size. Thus, as we work to optimize in-store performance and enhance our service capability, we will take additional steps to maximize sales associate hours and ensure that those hours are aligned with customer shopping patterns.

[Photo Omitted]

We continue to
improve our in-store
performance, service
capability and overall
guest delight.

We have put in place a more solid foundation for our future growth and improved our ability to execute our strategy, but we still have a lot of hard work ahead of us. There is no higher priority at Toys"R"Us, Inc. than improving our U.S. toy store performance. While gaining market share is a significant sign of progress, we will not be satisfied until we are successful in achieving our sales and profit goals as well.

"Everything was easy to find, because things were in-stock and organized."

Misty, Toys"R"Us Guest
Terre Haute, IN

                                   Building
                                        on our
                                     Strenghts

                                  International

Our Global Brands

Another record performance in 2002

The Toys"R"Us International division achieved net sales of more than $2 billion, and operating earnings of $160 million, up from 2001's record $131 million. Operating earnings were up 10% excluding the impact of currency fluctuations. International's 6% comparable store sales increase was the strongest in the company.

[Photo Omitted]

The "R"Zone
section in our
U.K. stores now
offers our customers
a wide selection
of family
entertainment
systems.

"We go the extra yard for the customer. That's what distinguishes us from other retailers."

Mathew, Store Associate
Toys"R"Us, Australia

The strong performance of the International business speaks to the vitality of the "R"Us brands on a global basis. Toys"R"Us International now operates, licenses or franchises toy stores in 29 countries outside the United States. As of February 1, 2003, the International division was comprised of 544 stores: 289 wholly-owned stores, and 255 licensed and franchised stores. International added 45 new toy stores in 2002, including licensed and franchised stores, and closed 8 stores.

Our International business builds on the global strength of our brands and then adds a local flavor tailored to each country. The International stores feature many of the elements that have helped to differentiate our U.S. toy stores - Universe of Imagination (learning and educational products), Animal Alley (plush), Teentronics (electronic entertainment products) and Babies"R"Us (newborn and infant products). In addition, the R-Zone area of the store has been expanded in several major International markets to include multi-media and family-friendly computers along with the core video game systems. We have also enjoyed considerable success with our proprietary product offerings in the International arena and the proportion of exclusive product sales continues to grow.

[Photo Omitted]

A new stand-alone
Babies"R"Us store
in Japan meets new
parents' needs.

Leading the company

The International division often leads the company in important ways. Our U.K. division has been a pioneer in the promotion of value multi-packs, as well as the development of sales and customer service training for store associates. In addition, our Iberian team is a leader in the development of operating controls, contributing to the best return on sales across the division. Toys"R"Us Japan, which is 48% owned by Toys"R"Us, Inc., often serves as a beacon to identify hot new product trends, such as karaoke, Beyblades(TM) and Yu-Gi-Oh!(TM) The International team continues to leverage best practices and creative ideas to drive growth around the world.

This promises to be another exciting year for the International division. We intend to add approximately 30 new toy stores in 2003, including approximately 25 licensed or franchised stores. We will build on the success of our first stand-alone Babies"R"Us store in Japan by opening additional stand-alone stores. And, again, we will work hard to drive sales, control expenses and aim for another year of record sales and earnings.

Embracing
    our
  Strategies

                                   Babies"R"Us

                             A Formula for Success

[Photo Omitted]

The Babies"R"Us mission: To be the
authority for newborns and infants worldwide

That commitment and focus has made Babies"R"Us the leader in the juvenile market today with a Baby Registry that registers more expectant parents than any other retailer in the U.S.

It's also the formula that has led Babies"R"Us to its sustained record of growth over the past five years. In 2002, Babies"R"Us marked another record-setting year posting a 12% increase in total sales for the year, with a 26% increase in operating earnings and a 10.9% operating margin, the highest in its history. Babies"R"Us also had the highest guest delight scores of any "R"Us division and opened 19 new stores last year. All in all, 2002 proved to be another good year for a chain that has already turned its focus to delivering an improved 2003.

[Photo Omitted]

Private label
and exclusive
merchandise, like
the Koala Baby
brand, differentiates
Babies"R"Us from
its competition.

Key priorities in 2003

Babies"R"Us plans to energize same store sales, continue earnings growth, drive new store growth, and commence an aggressive strategy of renovations and refurbishment of existing stores. Babies"R"Us is well aware of the role it plays in the "R"Us organization -- particularly in the first three quarters of the year. That's why it's continuing to ramp up its ongoing efforts to develop unique merchandise concepts that provide better margins and differentiate Babies"R"Us from the competition. Much of this exclusive merchandise also helps the division to create a high-end cachet while still maintaining competitive pricing. Private label and exclusive products already represent a significant percentage of Babies"R"Us offerings. Labels such as Koala Baby, Especially for Baby and Baby Trend are a few examples of unique product lines available only at Babies"R"Us, and plans are in place to broaden offerings like those even further in 2003.

The division is also looking at further enhancing its store layout design with new, innovative concepts this year, as well as building on its marketing programs. Marketing efforts such as Baby Fest weekends, which highlighted products and services, received a positive response from customers in 2002, as did a new program targeted specifically for grandparents. Plans are also on the horizon to add some new complements to the highly successful Baby Registry.

Finally, Babies"R"Us is on track to open up to 20 new stores in 2003 and anticipates the refreshment of a number of existing locations. On schedule, on budget and continually looking for ways to build the business, Babies"R"Us is living up to its reputation as "The Baby Superstore."

"I love the store. They have so much variety. Anything I need for the baby is there."

Linda, Babies"R"Us Guest
Louisville, KY

Cultivating
    our
  Business

                                    Kids"R"Us

Our Apparel Business

[Photo Omitted]

Kids"R"Us leverages
its buying power to
drive additional
apparel sales in
Babies"R"Us
and Toys"R"Us
combo stores.

Apparel: a $900 million business for the "R"Us organization

Kids"R"Us has the responsibility for the apparel selection for 183 Babies"R"Us stores, 376 Toys"R"Us/Kids"R"Us combo stores and the 146 stand-alone Kids"R"Us stores. We experienced solid growth of apparel in the Toys"R"Us combo and Babies"R"Us stores in 2002, and as a portfolio, the apparel business performed well. In fact, the company saw improved apparel margins in all three businesses last year, and approximately 65% of the $900 million in sales represented exclusive products that have higher margins than branded products.

[Photo Omitted]

As a separate and distinct business, Kids"R"Us has struggled, but it has also seen some progress. The chain's 41 "R"Generation prototype stores feature a new layout and merchandise. Although their performance was better than that of our unrenovated stores, we are not yet satisfied with the absolute performance of the new prototype.

A year ago, the division introduced a lifestyle concept in some of its stores; today, most stores feature this concept which comprises everything for a child's bedroom including bedding and accessories in a fun and interactive area. The lifestyle area met the division's plan for the year, and it will be expanded further in 2003.

Kids"R"Us has also moved toward a better blend of trend-right merchandise, along with making strides in visual presentation within a friendlier, easy-to-shop layout. The expansion of higher margin non-sportswear businesses such as coats and dresses has also helped make Kids"R"Us a more compelling destination for moms despite the current tough economic climate.

[Photo Omitted]

Kids"R"Us offers
trend-right
merchandise
in a friendly,
easy-to-shop store
layout.

In 2003, Kids"R"Us will continue its efforts to drive more sales through trend-right merchandise that is competitively priced across all three divisions
- Toys"R"Us combo stores, Babies"R"Us and Kids"R"Us. At the beginning of 2003, Kids"R"Us management combined with the Babies"R"Us division, enabling it to reduce costs and leverage operational efficiencies. This will allow the division to focus on driving its business further with lower operating costs, and the chain will continue to identify ways to derive additional savings while building growth in the apparel business.

"I found everything I wanted at a great price."

Kwesiann, Kids"R"Us Guest
Pembroke Pines, FL

Creating
    New & Exciting
Shopping
 Experiences

                                   Toysrus.com

A Milestone Year

[Photo Omitted]

Toysrus.com
achieved its first
operating profit in
the fourth quarter -
a full year ahead
of schedule.

Our dot.com future is bright

2002 was a watershed year for Toysrus.com as the division achieved its first operating profit in the fourth quarter - a full year ahead of schedule. Toysrus.com's 2002 sales totaled $340 million, an increase of 23% from 2001 sales of $277 million. Sales at Toysrus.com have grown seven-fold in the last three years from $49 million in 1999, and we see significant growth ahead. In addition to our original website - www.toysrus.com - we now operate through three additional sites: www.babiesrus.com, www.imaginarium.com, and our newest site, www.giftsrus.com. The Giftsrus.com on-line store offers personalized gifts for all ages. It opened in November 2002. Customers can choose from hundreds of products ranging from exclusive stuffed animals, toys, clothing, home decor, and keepsakes and have them personalized with messages, monogrammed, hand-painted or engraved, gift wrapped and then delivered.

Toysrus.com recorded its first operating profit of $3 million during the fourth quarter of 2002 versus an operating loss of $(17) million for the prior year's fourth quarter. Total operating losses for fiscal 2002 were reduced to $(37) million, a 51% improvement over the operating loss of $(76) million for fiscal year 2001. A number of factors contributed to this significant improvement in operating performance including higher merchandise margins due to effective bundled offerings and growth in Babiesrus.com and Imaginarium.com, diligent expense control, reduced inventory levels, and increased integration between Babiesrus.com and the Babies"R"Us stores.

We are extremely pleased with the performance of the dot.com business in 2002. Achieving profitability in the fourth quarter of 2002 reinforces our optimism about our prospects for 2003 and beyond. Although we do not expect Toysrus.com to be profitable for the full year in 2003, we anticipate an increase in profits in the fourth quarter of 2003, and we have increased confidence we will be profitable for the full year in 2004. We will also continue to work closely with our strategic alliance partners at Amazon.com to increase the efficiency of our operations while reducing costs.

The future is bright for Toysrus.com. We plan to pursue a variety of initiatives to increase the integration between Toysrus.com and our U.S. toy stores in 2003 and beyond. Our overall goal is to serve our customers as they wish to be served
- through websites, stores and often through some combination of the two. A significant percentage of our multi-channel customers - our most profitable customers, incidentally - already use Toysrus.com to prepare for a Toys"R"Us store visit. We believe we have numerous opportunities to realize more "click and brick" synergy, which will help us to improve the profitability of both Toysrus.com and our U.S. toy stores.

"It was the best online experience I've ever had."

Margaret, Toysrus.com Guest
Dublin, OH

                [LOGO] TOYSRUS.COM         [LOGO] BABIESRUS.COM
                [LOGO] Imaginarium.com     [LOGO] GiftsRUs.Com

Enriching
    the lives of
      Children
                             corporate philanthropy

A Commitment to Children

[Photo Omitted]

The Toys"R"Us Children's Fund

Giving back to children and the communities in which they live is important to our company and our associates. Toys"R"Us, Inc. is an active corporate citizen, supporting a wide-range of national, regional and local charities.

As part of its effort to nurture and enrich the lives of children, Toys"R"Us established The Toys"R"Us Children's Fund, Inc. in 1992. The Fund raises money for charities dedicated to meeting the needs of children in the U.S. This year, The Fund will make contributions to more than 150 charities including hospitals, educational programs and organizations that help children lead happier, healthier lives. To date, The Fund has contributed more than $47 million dollars.

[Photo Omitted]

A new partnership
with Starlight will
help The Fund
expand its Kids'
Playroom program
in hospitals and
medical settings.

In addition to this ongoing support of children's charities, The Toys"R"Us Children's Fund entered into a new partnership in 2002 with the Starlight Children's Foundation to continue development of the Kids' Playroom Program begun by Toys"R"Us, Inc. in 1989. There are currently 49 playrooms in hospitals and medical settings in 17 states where young patients are distracted and comforted through the magic of play.

The Fund's newest signature program is called Reading Ready: Preparing Children to be Lifelong Readers. Reading Ready approaches the problem of illiteracy in two ways. Through initiatives to donate supplies to pre-K programs in at-risk communities, The Fund is helping prepare children to better participate in the lifelong pleasure of reading. Funding is also provided for programs that help parents learn how to encourage and stimulate their children's literacy and language skills.

[Photo Omitted]

READING
READY

Since 2001, The Toys"R"Us Children's Fund, Inc. has partnered with ABC's "Good Morning America" and the Boys and Girls Clubs of America to sponsor a holiday toy drive which provides toys to needy children throughout the U.S. and to children on military bases.

Keeping in mind that our children are our best and most rewarding investments, The Toys"R"Us Children's Fund, Inc. continues to seek innovative ways to improve their health and well-being.

For more information about The Toys "R" Us Children's Fund, Inc., log on to: www.toysrusinc.com and refer to Corporate Philanthropy under "About Us" or write to: The Toys "R" Us Children's Fund, Inc., 461 From Road, Paramus, NJ 07652.

Responding
     to our
       World
                            corporate responsibility

The Demand for Corporate Responsibility

Corporate Governance
Corporate governance is a joint responsibility requiring the involvement of and interaction between the Board of Directors and the senior management of the company.

Toys"R"Us, Inc. is fortunate to have a talented Board of Directors committed to the success of the company. For example, during fiscal year 2002, 11 Board meetings and 34 additional Board committee meetings were held. At several of the Board meetings, the Board met in executive session, outside the presence of senior management, to further discuss and examine issues of importance to the company.

After many months of careful research, investigation and thought, the Board adopted Corporate Governance Guidelines of the company in March 2002 to reflect the Board's commitment to monitor the effectiveness of policy and decision-making, both at the Board and management level, and to enhance stockholder value over the long term. Those Guidelines covered such issues as conflicts of interest, the compensation of the company's Chief Executive Officer and other Board members, the process and criteria for selecting Board members and the requirements that the Audit, Compensation and former Corporate Governance Committees be comprised solely of independent Board members and that independent Board members constitute a substantial majority of the Board.

In the past year, the Board has adopted Amended and Restated Corporate Governance Guidelines of the company that further address those issues and cover such issues as director orientation and continuing education and the Board's retention of independent advisors, as well as the requirement that the new Corporate Governance and Nominating Committee be comprised solely of independent Board members. The current Guidelines and committee charters are published in the company's proxy materials filed with the SEC in 2003.

The Toys"R"Us Board of Directors is fully engaged in and focused on the strategic issues facing our business. Each year, the Board devotes one meeting to develop, discuss and refine the company's long-range operating plan and overall corporate strategy. Following the Board's annual strategic meeting, the Board reviews the progress of one or more strategic initiatives at each scheduled meeting. Through the established procedures, the Board, consistent with good corporate governance, encourages the long-term success of the company by exercising sound and independent business judgment on the strategic issues that are important to the company's business.

Code of Conduct for Suppliers
There is growing concern in the global community about working conditions in many nations, including the United States, which may fall below the basic standards of fair and humane treatment. In an effort to source products in a manner that is both socially responsible and profitable, Toys"R"Us, Inc. developed its Code of Conduct for Suppliers program in 1997.

Implementation of the Code and the use of SA8000(R), an independent monitoring and factory certification program, enable the company and its business partners to continually improve their performance in relation to workers' rights, labor standards and other human rights issues integral to the manufacturing process.

Developed by Social Accountability International (SAI) in 1998 and currently in use by businesses and governments around the world, SA8000(R) assessments are widely recognized by trade unions and non-governmental organizations as a powerful tool for creating environments where both workers and management benefit. Facilities in more than 20 nations and 15 industries have been SA8000(R) certified.

Participation in the Toys"R"Us Code of Conduct program and compliance with all of its provisions is mandatory for all suppliers who sell products, for the purpose of resale, to any Toys"R"Us, Inc. division. The company will terminate its business relationship with any supplier that elects not to participate in the Code of Conduct program or fails to abide by any of its stated provisions.

The Toys"R"Us Code of Conduct includes provisions covering the following issues:
Child   Labor,   Forced   Labor,   Worker   Environment,   Working   Conditions,
Discrimination, Wages & Hours, and Freedom of Association.

Suppliers must post copies of the Toys"R"Us Code of Conduct for all workers to view. The company also encourages suppliers to implement their own Code of Conduct that meets or exceeds the provisions of the Toys"R"Us, Inc. program.

Inquiries about the Toys "R" Us Code of Conduct can be directed to: Vice President of Product Development, Safety Assurance & Imports, Toys "R" Us, Inc., 461 From Road, Paramus, NJ 07652.

                      management's discussion and analysis

Management's Discussion and Analysis
of Results of Operations and Financial Condition

RESULTS OF OPERATIONS
Comparison of Fiscal Year 2002 to 2001
We reported consolidated net sales of $11.3 billion for the 52-week fiscal year ended February 1, 2003 versus $11.0 billion for the 52-week fiscal year ended February 2, 2002, or a 3% increase in consolidated net sales. Our consolidated net sales were $11.2 billion for 2002, after excluding the impact of foreign currency translation, representing a 1% increase over 2001 net sales.

Total enterprise sales consist of all Toys"R"Us branded net sales from all of our stores and from our internet businesses, and the net sales from international licensed and franchised stores. We believe that enterprise sales are useful in analyzing the worldwide strength of our family of brands:

(In billions)                          2002           2001           2000
--------------------------------------------------------------------------------
  Consolidated net sales            $  11.3         $ 11.0         $ 11.3

  Licensed and franchised               1.8            1.6            1.5
  net sales

--------------------------------------------------------------------------------
Total enterprise sales               $ 13.1         $ 12.6         $ 12.8
--------------------------------------------------------------------------------

Our consolidated comparable store sales, in local currencies, were flat for the fourth quarter and the fiscal year. Comparable store sales for our U.S. toy store division declined 1% for both the fourth quarter and the full year. Video game sales, which include sales of video hardware, software and accessories, were the primary factor contributing to these decreases. The video game category posted an 18% decline for the fourth quarter and a 13% decline for the year. The introduction of three video platforms (X-Box, Gamecube and Gameboy Advance) drove strong video sales in 2001. The performance of the video game category was also negatively impacted by significant reductions in the retail prices of video game platforms this year, such as the reduction in retail price from $299 to $199 for X-Box and PlayStation 2, and a reduction in retail price from $199 to $149 for Gamecube. Video game sales accounted for approximately 19% of our total U.S. toy store sales, excluding apparel sales, in the fourth quarter of 2002, down from 22% in 2001. Juvenile product sales in our U.S. toy stores declined 8% for the full year, mainly due to a shift of some sales to Babies"R"Us stores in the same markets. However, our core toy sales, which include boys and girls, learning and preschool toy categories, increased 3% in 2002.

Our International division reported comparable toy store sales increases, in local currencies, of 5% for the fourth quarter and 6% for the full year. These increases were primarily driven by the strong performance of our toy stores in the United Kingdom and Spain. We continued to expand the presence of in-store shops, such as Universe of Imagination (learning and educational products), Animal Alley (plush), Teentronics (electronic entertainment products) and Babies"R"Us (newborn and infant products). In addition, the penetration of exclusive products in the International division continues to grow, and, as a result, contributed to the improvement of our gross margin in this division.

Our Babies"R"Us division reported 12% net sales growth for the full year, primarily driven by the opening of 19 new Babies"R"Us stores in the United States this year. This division reported a 2% increase in comparable store sales for the fourth quarter and a 3% increase for the full year. A variety of initiatives helped to drive sales and guest traffic, including the rollout of extended apparel sizing to all stores and the addition of in-store photo studios in 21 Babies"R"Us stores.

Toysrus.com reported a net sales increase of 11% for the fourth quarter and 23% for the full year. Growth in the on-line toy business and the Babiesrus.com (baby products), Imaginarium.com (learning products) and the new Giftsrus.com (personalized gifts) on-line stores were factors in the sales performance of Toysrus.com.

We record the costs associated with operating our distribution network as a part of selling, general and administrative expenses (SG&A), including those costs that primarily relate to moving merchandise from distribution centers to stores. Therefore, our consolidated gross margin may not be comparable to some other retailers which include similar costs in their cost of sales. Our consolidated gross margin, as a percentage of sales, increased by 0.4% for the fourth quarter and was flat at 31.0% for the full year. Our consolidated gross margin for the fourth quarter of 2001 included $27 million of store closing markdowns, which were recorded as part of the restructuring and other charges announced in January 2002. Credits and allowances from vendors, which are netted against our cost of sales, have a positive impact on our consolidated gross margin. These credits and allowances increased our consolidated gross margin by 0.4% for the year, primarily in support of our increased promotional activities. Our U.S. toy store division reported a 0.7% decline in gross margin for the fourth quarter and a 0.8% decline for the full year. These declines were primarily attributed to the impact of increased promotional activity, such as our "Low Price Super Stars" pricing campaign, as well as the impact of higher markdowns recorded to keep our inventories fresh. Our International toy store division reported a 0.3% increase in gross margin to 32.2% for the year, primarily due to our continued emphasis on exclusive products which carry higher margins. Our Babies"R"Us division reported a 1.0% improvement in gross margin to 36.0%, primarily due to a shift in sales mix to higher margin import product. Gross margin for Toysrus.com improved 2.7% to 24.8%, reflecting an ongoing mix shift toward higher margin juvenile and learning products, as well as lower markdowns due to decreased inventory levels this year.

Our consolidated SG&A, as a percentage of net sales, increased 0.3% to 18.3% for the fourth quarter of 2002. This increase was primarily due to an increase in net advertising expense as a result of our decision to defer certain of our advertising activities to this year's fourth quarter. Our consolidated SG&A, as a percentage of sales, decreased 0.7% to 24.0% for the full year, primarily as a result of our continued focus on expense control. During 2002, we implemented shared services in a variety of functional groups, which, along with other efforts, helped us to achieve the overall reduction in SG&A as a percentage of sales. Advertising allowances, which are netted against management's discussion and analysis

SG&A and have a positive impact on our SG&A, did not significantly vary year over year. SG&A for our U.S. toy store division decreased in absolute dollars, however it remained flat as a percentage of sales at 22.6% for the year. SG&A for the Babies"R"Us division decreased 0.2% to 23.6% for the year, primarily as a function of expense control coupled with higher sales productivity. SG&A for our International toy store business was reduced by 0.2% to 22.6% for the year. SG&A for Toysrus.com decreased for the year, due to lower fulfillment costs associated with product bundling, and a reduction in net advertising costs. The SG&A decrease, as well as an increase in Toysrus.com's net sales for the year, contributed to the overall reduction in consolidated SG&A, as a percentage of sales.

Depreciation and amortization increased by $9 million to $317 million for the year. Depreciation and amortization for 2001 included $13 million related to the amortization of goodwill. We ceased amortizing this goodwill on February 3, 2002 when we adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets,"(SFAS No. 142) (see the section "Recent Accounting Pronouncements"). Therefore, excluding the 2001 goodwill amortization, depreciation and amortization increased by $22 million for the year. This increase was primarily due to our Mission Possible store remodeling program, new store openings, and strategic investments to improve our management information systems. These increases were partially offset by the impact of closed stores. As part of the restructuring initiatives announced in January 2002, we closed 37 Kids"R"Us stores and 27 Toys"R"Us stores in the United States.

Interest expense, net of interest income, increased by $4 million to $23 million for the fourth quarter of 2002 and increased by $1 million to $110 million for the full year. These increases in net interest expense are mainly attributable to increased long-term borrowings, partly offset by increased cash investments, lower short-term borrowings and a decrease in interest rates.

Our effective tax rate was 36.5% versus 26.9% in the prior year. Our 2001 effective tax rate was impacted by the reversal of prior years' charges included in restructuring and other charges recorded in 2001.

Foreign currency translation had a 3% favorable impact on our consolidated net earnings for the fourth quarter of 2002 and a 4% favorable impact on our consolidated net earnings for the full year of 2002. Inflation did not have a significant impact on our full year consolidated net earnings for 2002.

Fourth Quarter Results
Our business is highly seasonal, with net sales and net earnings typically highest in the fourth quarter due to the inclusion of the holiday selling season. Fourth quarter 2002 net earnings were $278 million compared with $158 million in 2001. Diluted earnings per share were $1.30 for the fourth quarter of 2002 compared with $0.78 in 2001. Total consolidated comparable store sales, in local currencies, were flat in the fourth quarter of 2002 compared with an increase of 2% in 2001. Our results for 2001 included restructuring and other charges of $213 million ($126 million, net of taxes). Excluding the impact of these charges, net earnings were $284 million and diluted earnings per share were $1.39 for the fourth quarter of 2001.

Fourth Quarter Net Sales by Segment
--------------------------------------------------------------------------------
(In millions)                             2002              2001           2000
--------------------------------------------------------------------------------

Toys"R"Us - U.S.                        $3,114            $3,202         $3,270
Toys"R"Us - International                1,069               915            907
Babies"R"Us                                381               342            335
Toysrus.com(1)                             193               174            140
Other(2)                                   112               126            147

--------------------------------------------------------------------------------
Total                                   $4,869            $4,759         $4,799
--------------------------------------------------------------------------------

Fourth Quarter Operating Earnings by Segment
--------------------------------------------------------------------------------
(In millions)                             2002              2001           2000
--------------------------------------------------------------------------------
Toys"R"Us - U.S.(3)                      $ 271             $ 331          $ 335
Toys"R"Us - International                  157               131            128
Babies"R"Us                                 40                29             29
Toysrus.com, net of
   minority interest(4)                      3               (17)           (54)
Other(3), (5)                               (9)              (35)           (13)
Restructuring and
   other charges                            --              (186)            --
--------------------------------------------------------------------------------
Total                                    $ 462             $ 253          $ 425
--------------------------------------------------------------------------------

(1) Includes the sales of Toysrus.com - Japan.

(2) Includes the sales of the Kids"R"Us and Geoffrey divisions.

(3) Includes markdowns related to the store closings announced as part of the restructuring in 2001.

(4) Includes the operations of Toysrus.com - Japan, net of minority interest.

(5) Includes corporate expenses, the operating results of the KidsOROUs and Geoffrey divisions and the equity in net earnings of Toys "R" Us - Japan, Ltd. (Toys - Japan).

                      management's discussion and analysis

Comparison of Fiscal Year 2001 to 2000
We reported consolidated net sales of $11.0 billion for the 52-week fiscal year ended February 2, 2002 versus $11.3 billion for the 53-week fiscal year ended February 3, 2001. Net sales of Toys - Japan, which has been accounted for on the "equity method" since its initial public offering, are included in our consolidated net sales in the first quarter of 2000 and excluded from our net sales thereafter. Our consolidated net sales were $11.0 billion for both years, after excluding sales of Toys - Japan. Currency translation did not have a significant impact on our consolidated net sales in 2001.

Total enterprise sales, which consist of all Toys"R"Us branded net sales from all of our stores and from our internet businesses, and the net sales from international licensed and franchised stores, were $12.6 billion in 2001 versus $12.8 billion in 2000.

Our consolidated comparable store sales, in local currencies, declined 1%. Comparable store sales for our U.S. toy store division increased 2% for the fourth quarter and declined 1% for the fiscal year. Video game sales were the primary drivers of the fourth quarter increase due to the introduction of X-Box, Gamecube and Gameboy Advance in the latter half of the year. Video game sales accounted for approximately 22% of our total U.S. toy store sales, excluding apparel sales, in the fourth quarter of 2001 as compared to 18% in the fourth quarter of the prior year. We had 433 stores in the Mission Possible format by the start of the 2001 holiday season, which also contributed to the comparable store sales increase in the fourth quarter. This gain partially offset the negative impact of 268 stores under construction during the first nine months of 2001 that were retrofitted to the Mission Possible format, as well as the negative impact resulting from the events of the September 11th terrorist attacks. Our International division reported comparable toy store sales increases of 5%, in local currencies, primarily driven by the performance of our toy stores in the United Kingdom, which reported double-digit comparable store sales growth. Our Babies"R"Us division reported 8% net sales growth, primarily driven by the opening of 20 new Babies"R"Us stores in the United States this year, as well as a 2% comparable store sales increase. Toysrus.com reported a net sales increase of 24% for the fourth quarter and 54% for the full year, which continued to reflect increases in its market share and the impact of the Toysrus.com alliance with Amazon.com that began in 2000.

Our consolidated gross margin, as a percentage of net sales, remained flat at 31.0%. Our consolidated margin for 2001 included $27 million of store closing markdowns, which were recorded as part of the restructuring and other charges announced in January 2002, and our consolidated margin for 2000 included $10 million of markdowns resulting from the alliance between Toysrus.com and Amazon.com. Excluding the impact of these items, our consolidated gross margin would have increased from 31.0% to 31.2%. Credits and allowances from our vendors, which are netted against our gross margin and have a positive impact on our cost of sales, did not vary significantly. Gross margin for the U.S. toy store division decreased 0.2% to 30.1% due to the impact of $15 million in store closing markdowns, that we recorded with the 2001 restructuring and other charges. The Babies"R"Us division reported a 1.2% improvement in gross margin to 35.0%, primarily due to a favorable sales shift to higher margin juvenile import and proprietary product. Our International toy store business reported a 0.2% increase in gross margin to 31.9%, primarily due to our continued emphasis on exclusive products.

Our consolidated SG&A, as a percentage of net sales, remained flat at 24.7% for the full year. Our consolidated SG&A for 2000 included $85 million of non-recurring charges related to the alliance between Toysrus.com and Amazon.com. Excluding these charges, our 2000 consolidated SG&A would have been 24.0% of sales. A reduction in advertising allowances, which are netted against SG&A and have a positive impact on SG&A, accounted for 0.3% of the increase in consolidated SG&A. SG&A for our U.S. toy store division increased 1.1% to 22.6%, reflecting the strategic investments we made in our business, including the renovation of our U.S. toy stores to the Mission Possible format and certain guest focused initiatives, both of which accounted for approximately 1.0% of this increase. Additional SG&A expenses resulting from the September 11th events accounted for approximately 0.1% of this increase. SG&A for our International toy store business increased 0.1% to 22.8%. SG&A for the Babies"R"Us division increased 0.4% to 23.8%, primarily attributable to increased payroll costs to support our emphasis on guest focused initiatives.

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

Our effective tax rate declined to 26.9% from 36.5%. The reduction in our effective tax rate was due to the impact of the restructuring and other charges recorded in 2001.

Neither foreign currency exchange nor inflation had a significant impact on our consolidated net earnings in 2001.

Restructuring and Other Charges
In January 2002, we announced plans to reposition our business and, as part of this plan, we closed 27 non-Mission Possible format Toys"R"Us stores and 37 Kids"R"Us stores. In conjunction with the Kids"R"Us store closings in most all of these locations, we converted the nearest Toys"R"Us store into a Toys"R"Us/Kids"R"Us combo store.

As part of this plan, we eliminated approximately 1,700 staff positions in our stores and our headquarters. In addition, these plans included the costs of consolidating five of our store support center facilities into our new headquarters in Wayne, New Jersey, in 2003.

The costs associated with the facilities' consolidation, elimination of positions, and other actions designed to improve efficiency in support functions were $79 million, of which $15 million related to severance. The costs associated with store closings were $73 million for Kids"R"Us and $85 million for Toys"R"Us, of which $27 million was recorded in management's discussion and analysis

cost of sales. The fair value of the facilities to be consolidated and stores identified for closure were obtained from third party appraisals. We also reversed $24 million of previously accrued charges ($11 million from the 1998 charge and $13 million from the 1995 charge) that we determined to be no longer needed. Accordingly, based on these actions, we recorded $213 million of pre-tax ($126 million after-tax) restructuring and other charges in the fourth quarter of the fiscal year ending February 2, 2002. Details on the components of the charges are as follows:

                                              Reserve               Adjustments       Reserve
Description         Initial    Utilized    balance at     Utilized    to charge    balance at
(in millions)        charge     in 2001       2/02/02      in 2002      in 2002       2/01/03
---------------------------------------------------------------------------------------------
Store closing:

  Lease
  commitments         $  52    $     --        $   52       $  (11)        $ --         $  41

  Severance               4          --             4           (4)          --            --

  Write-down of
  property and
  equipment              75         (75)           --           --           --            --

  Markdowns              27          --            27          (27)          --            --

Store support
center consolidation:

  Lease
  commitments            28          --            28           --           11*           39

  Write-down of
  property and
  equipment              29         (29)           --           --           --            --

  Severance              15          --            15           (9)          (1)            5

  Other                   7          (7)           --           --           --            --
---------------------------------------------------------------------------------------------

Total restructuring
and other charges      $237       $(111)         $126        $ (51)        $ 10          $ 85
---------------------------------------------------------------------------------------------

*In the fourth quarter of 2002, we determined that the reserve for lease costs for the disposition of one of our store support center facilities needed to be increased and, accordingly, recorded an additional charge of $11 million.

In 2000, Toysrus.com, our internet subsidiary, recorded $118 million in non-recurring charges as a result of the transition to its co-branded on-line store with Amazon.com, of which $10 million was included in cost of sales and $108 million was included in SG&A. These costs and charges related primarily to the closure of three distribution centers, as well as web-site asset write-offs and other costs. We had remaining lease commitment reserves of $3 million at February 1, 2003, that will be utilized in 2003 and thereafter.

We previously announced strategic initiatives to reposition our worldwide business and recorded related restructuring and other charges of $698 million in 1998 and $396 million in 1995 to complete these initiatives. As of February 1, 2003, we substantially completed all announced initiatives. We reversed reserves of $10 million in the fourth quarter of 2002 that were determined to no longer be needed. We also reversed reserves of $29 million in 2001, $24 million of which were reversed in the fourth quarter of 2001 and is discussed above, and $11 million in 2000 that were determined to no longer be needed. We had $42 million of reserves remaining at February 1, 2003, primarily for long-term lease commitments that will be utilized in 2003 and thereafter.

We believe that the remaining reserves at February 1, 2003 are reasonable estimates of what is required to complete all remaining initiatives.

Liquidity and Capital Resources
Our contractual obligations mainly consist of operating leases related to real estate used in the operation of our business and long-term debt. The table below shows the amounts we are obligated to pay for operating leases and principal amounts due under long-term debt issuances by fiscal period:

Contractual Obligations at February 1, 2003 (in millions)
--------------------------------------------------------------------------------

                                     Amounts      Amounts
                        Amounts       due in       due in      Amounts
                         due in  Fiscal 2004  Fiscal 2006          due
                         Fiscal   and Fiscal   and Fiscal   subsequent
                           2003         2005         2007      to 2007     Total
--------------------------------------------------------------------------------
Operating
leases*                  $  317       $  615       $  552      $ 1,786    $3,270

Sub-leases
to third parties             17           26           20           40       103
--------------------------------------------------------------------------------

Net operating
lease obligations           300          589          532        1,746     3,167

Capital lease
obligations                   6            9            2            1        18

Long-term debt              367          541          697***       723     2,328
Minimum

royalty obligations          14            7           --           --        21
Other obligations             2            4           --           --         6
--------------------------------------------------------------------------------

Total
contractual
obligations              $  689       $1,150       $1,231      $ 2,470   $ 5,540
--------------------------------------------------------------------------------

*Includes synthetic lease obligation for our new headquarters facility in Wayne, New Jersey as described in the section "Critical Accounting Policies" and the note to our consolidated financial statements entitled "Leases."

**Includes $390 million of equity security units, due 2007, which we are obligated to remarket in 2005. See the section "Financing Activities" and the note to our consolidated financial statements entitled "ISSUANCE OF COMMON STOCK AND EQUITY UNITS."

We are in compliance with all covenants associated with the above contractual obligations. The covenants include, among other things, requirements to provide financial information and public filings, and to comply with specified financial ratios. Non-compliance with associated covenants could give rise to accelerated payments, requirements to provide collateral, or changes in terms contained in the respective agreements.

At February 1, 2003, we had available over $1 billion of cash and cash equivalents. Our current portion of long-term debt of $379 million at February 1, 2003 includes a 475 million Swiss Franc note, due on January 28, 2004. In addition, our long-term debt at February 1, 2003 includes a 500 million Euro bond, due on February 13, 2004. See the section "Other Matters" and the note to our consolidated financial statements entitled "SUBSEQUENT EVENTS" for a discussion regarding the registration of $800 million of debt securities in March 2003 and the sale and issuance of $400 million of notes in April 2003.

We have $985 million in unsecured committed revolving credit facilities from a syndicate of financial institutions. These credit facilities are available for seasonal borrowings. There were no outstanding balances under these credit facilities at the end of fiscal 2002, 2001 or 2000. Additionally, we have lines of credit with various banks to meet certain of the short-term financing needs of our foreign subsidiaries. The following table shows our commercial commitments with their related expirations and availability:

                      management's discussion and analysis

Commercial Commitments at February 1, 2003 (in millions)
---------------------------------------------------------------------------------------------------------------------------
                                                         Amount of commitment expiration per fiscal period
---------------------------------------------------------------------------------------------------------------------------
                                         Total                 Fiscal 2004    Fiscal 2006    Fiscal 2008            Amounts
                                       amounts                         and            and            and       available at
                                     committed   Fiscal 2003   Fiscal 2005    Fiscal 2007     subsequent   February 1, 2003
---------------------------------------------------------------------------------------------------------------------------
Unsecured revolving credit facilities:

Facility expiring in
September 2006                         $   685       $    --         $  --        $   685          $  --            $   685

364-day facility
expiring August 25, 2003                   300           300            --             --             --                300
---------------------------------------------------------------------------------------------------------------------------

Total unsecured
revolving credit facilities            $   985        $  300         $  --        $   685          $  --            $   985
---------------------------------------------------------------------------------------------------------------------------

Cash requirements for operating and investing activities will be met primarily through use of our exisiting cash and cash equivalents, cash flows from operating activities, and utilization of our unsecured committed revolving credit facilities. At February 1, 2003, we had in place stand-by letters of credit of $360 million, primarily as a guarantee for a debt obligation and $75 million of outstanding letters of credit related to import merchandise.

Credit Ratings
--------------------------------------------------------------------------------

                           Moody's             Standard & Poor's
--------------------------------------------------------------------------------

Long-term debt             Baa3                BBB-

Commercial paper           P-3                 A-3

Outlook                    Negative            Stable

Date of last rating
update                     March 19, 2003      March 5, 2003
--------------------------------------------------------------------------------

Our debt instruments do not contain provisions requiring acceleration of payment upon a debt rating downgrade. We continue to be confident in our ability to refinance maturing debt. Other credit ratings for our debt are available; however we disclosed above only ratings of the two largest nationally recognized statistical rating organizations because we believe these are the most relevant to our business.

The seasonal nature of our business typically causes cash balances to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for construction of new stores, remodeling and other initiatives that normally occur in this period. The fourth quarter, including the holiday season, accounts for more than 40% of our net sales and substantially all of our operating earnings.

Operating Activities
Our net cash inflows from operating activities increased to $574 million in 2002 from net cash inflows of $504 million in 2001 and net cash outflows of $151 in 2000. Net earnings, as adjusted for non-cash items, of $600 million in 2002 and $425 million in 2001 were the primary drivers of the net cash inflows from operations in those years. The net cash outflows from operations in 2000 were primarily driven by an increase in merchandise inventories of $486 million, and a net decrease in accounts payable, accrued expenses and other liabilities of $178 million, and was partially offset by net earnings, as adjusted for non-cash items, of $444 million for that year.

Investing Activities
Capital expenditures, net of dispositions, were $398 million in 2002, $705 million in 2001 and $402 million in 2000. Capital expenditures during these periods include investments to: open 55 new Babies"R"Us stores in the United States; open 18 new Toys"R"Us stores internationally; reformat our existing Toys"R"Us store base in the United States to our Mission Possible format and remodel 41 existing Kids"R"Us stores to our R-Generation store format; convert 286 existing Toys"R"Us stores into Toys"R"Us/Kids"R"Us combo stores; improve and enhance our management information systems.

During 2003, we plan to reduce our capital expenditures for our business to less than $350 million. We plan to open approximately 20 new Babies"R"Us stores in the United States and approximately five new international Toys"R"Us stores, and we also plan to continue to improve and enhance our management information systems in 2003.

Financing Activities
Net cash inflows from financing activities were $613 million in 2002, primarily driven by net long-term borrowings of $407 million, as well as proceeds received from the issuance of our common stock and contracts to purchase common stock totaling $266 million. In May 2002, we issued 14,950,000 shares of our common stock at a price of $17.65 per share and received net proceeds of $253 million. On the same date, we issued 8,050,000 equity security units with a stated amount of $50 per unit and received net proceeds of $390 million. Each security unit consists of a contract to purchase, for $50, a specified number of shares of Toys"R"Us common stock in August 2005, and a senior note due in 2007 with a principal amount of $50. The fair value of the contract to purchase shares of Toys"R"Us common stock was estimated at $1.77 per equity security unit. The fair value of the senior note was estimated at $48.23 per equity security unit. Interest on the senior notes is payable quarterly at an initial rate of 6.25%. We are obligated to remarket the notes in May 2005 at the then prevailing interest rate for similar notes. If the remarketing were not to be successful, we would be entitled to take possession of the senior notes, and the holder's obligation under the contracts to purchase shares of our common stock would be deemed to have been satisfied. The net proceeds from these public offerings were used to refinance short-term borrowings and for other general corporate purposes.

                      management's discussion and analysis

Net cash inflows from financing activities were $191 million in 2001, primarily as a result of net borrowings of $216 million during the year. In July 2001, we issued and sold $750 million of notes, comprised of $500 million of notes bearing interest at 7.625% per annum, maturing in 2011, and $250 million of notes bearing interest at 6.875% per annum, maturing in 2006. The proceeds from these notes were used to reduce outstanding commercial paper obligations. Simultaneously with the sale of the notes, we entered into interest rate swap agreements. As a result of the interest rate swap agreements, interest on the $500 million notes accrues at an effective rate of LIBOR plus 1.5120% and interest on the $250 million notes accrues at an effective rate of LIBOR plus 1.1515%. In October 2002, we terminated a portion of the interest rate swap agreeements and received a payment of $27 million, which is being amortized over the remaining lives of the related notes. Concurrently, we entered into new interest rate swap agreements. Of the $500 million notes, $200 million accrues interest at an effective rate of LIBOR plus 3.06%, and $125 million of the $250 million notes accrues interest at an effective rate of LIBOR plus 3.54%. Interest is payable on both notes semi-annually on February 1 and August 1 of each year. In February 2001, we borrowed 500 million EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 million fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004.

Net cash outflows from financing activities were $2 million for 2000. Net borrowings for 2000 were $521 million and were used primarily to repurchase 42 million shares of our common stock, to fund increased inventory levels, and to fund our Toysrus.com internet subsidiary. In 2000, we received a total of $97 million from SOFTBANK Venture Capital and affiliates representing their 20% minority interest investment in Toysrus.com.

Other Matters
On March 24, 2003, we filed a "shelf" registration statement with the Securities and Exchange Commission giving us the capability to sell up to $800 million of debt securities that would be used to repay outstanding debt and for general corporate purposes. In April 2003, we sold and issued $400 million in notes bearing interest at a coupon rate of 7.875%, maturing on April 15, 2013. The notes were sold at a price of 98.305%, resulting in an effective yield of 8.125%. Simultaneously with the sale of the notes, we entered into interest rate swap agreements. As a result of these swap agreements, interest will accrue at the effective rate of LIBOR plus 3.622%. Interest is payable semi-annually commencing on October 15, 2003. We plan to use the proceeds from these notes for the repayment of indebtedness maturing in the 2004 calendar year, and pending such repayment, for working capital needs and other general corporate purposes.

In August 2000, eleven purported class action lawsuits were filed (six in the United States District Court for the District of New Jersey, three in the United States District Court for the Northern District of California, one in the United States District Court for the Western District of Texas and one in the Superior Court of the State of California, County of San Bernardino), against us and our affiliates Toysrus.com, Inc. and Toysrus.com, LLC. In September 2000, three additional purported class action lawsuits were filed (two in the United States District Court for the District of New Jersey and one in the United States District Court for the Western District of Texas). These actions generally purport to bring claims under federal privacy and computer fraud statutes, as well as under state statutory and common law, on behalf of all persons who have visited one or more of our web-sites and either made an online purchase or allegedly had information about them unlawfully "intercepted," "monitored," "transmitted," or "used." All the suits (except one filed in the United States District Court for the District of New Jersey) also named Coremetrics, Inc. (Coremetrics) as a defendant. Coremetrics is an internet marketing company with whom we have an agreement. These suits seek damages in unspecified amounts and other relief under state and federal law.

With Coremetrics, we filed a joint application with the Multidistrict litigation panel which resulted in all of the federal actions being consolidated and transferred to the United States District Court for the Northern District of California. Plaintiffs voluntarily dismissed the action in the Superior Court of the State of California, County of San Bernardino without prejudice. On October 16, 2001, plaintiffs filed an amended complaint in the United States District Court for the Northern District of California. We believe that we have substantial defenses to all of these claims. On November 13, 2002, we entered into a settlement agreement with plaintiffs in connection with all causes of action. This settlement agreement is subject to the court's review and approval and will not have a material impact on our consolidated financial statements.

We are party to certain other litigation, which, in our judgment, based in part on the opinion of legal counsel, will not have a material adverse effect on our consolidated financial statements.

In August 2000, Toysrus.com entered into a 10-year strategic alliance with Amazon.com to operate a co-branded toy and video game on-line store, which was launched in the third quarter of 2000. In addition, a co-branded baby products on-line store was launched in May 2001 and a co-branded creative and learning products on-line store was launched in July 2001. Under this alliance, Toysrus.com and Amazon.com are responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising, marketing and content for the co-branded store. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web-site development, order fulfillment, guest service, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. Also in August 2000, Amazon.com was granted a warrant entitling it to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. This warrant has not been exercised.

We recorded a non-operating gain of $315 million ($200 million net of taxes) resulting from the initial public offering of shares of Toys - Japan, which was completed in April 2000. Of this gain, $91 million resulted from an adjustment to the basis of our investment in Toys - Japan, and $224 million was related to the sale of a portion of company-owned common stock of Toys - Japan, for which we received net cash proceeds of $267 million. In connection with this transaction, we management's discussion and analysis

recorded a provision for current income taxes of $82 million and a provision for deferred income taxes of $33 million. As a result of this transaction, our ownership percentage in the common stock of Toys - Japan was reduced from 80% to 48%. Toys - Japan is a licensee of our company.

Quantitative and Qualitative
Disclosures About Market Risks
We are exposed to market risk from potential changes in interest rates and foreign exchange rates. The countries in which we own assets and operate stores are politically stable, and we regularly evaluate these risks and have taken the following measures to mitigate these risks: our foreign exchange risk management objectives are to stabilize cash flow from the effects of foreign currency fluctuations; we do not participate in speculative hedges; and we will, whenever practical, offset local investments in foreign currencies with liabilities denominated in the same currencies. We also enter into derivative financial instruments to hedge a variety of risk exposures, including interest rate and currency risks.

Our foreign currency exposure is primarily concentrated in the United Kingdom, Europe, Canada, Australia and Japan. We face currency exposures that arise from translating the results of our worldwide operations into U.S. dollars from exchange rates that have fluctuated from the beginning of the period. We also face transactional currency exposures relating to merchandise that we purchase in foreign currencies. We enter into forward exchange contracts to minimize and manage the currency risks associated with these transactions. The counter-parties to these contracts are highly rated financial institutions and we do not have significant exposure to any one counter-party. Gains or losses on these derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign rates relative to the U.S. dollar. Fair values were estimated based on market prices, where available, or dealer quotes. With respect to derivative instruments outstanding at February 1, 2003, a 10% appreciation of the U.S. dollar would have increased pre-tax earnings in 2002 by $39 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings in 2002 by $42 million. Comparatively, considering our derivative instruments outstanding at February 2, 2002, a 10% appreciation of the U.S. dollar would have increased pre-tax earnings in 2001 by $13 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings in 2001 by $13 million.

We are faced with interest rate risks resulting from interest rate fluctuations. We have a variety of fixed and variable rate debt instruments. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and variable rate debt and have entered into interest rate swaps to maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on market prices, where available, or dealer quotes. A change in interest rates on variable rate debt is assumed to impact earnings and cash flow, but not the fair value of debt. A change in interest rates on fixed rate debt is assumed to impact the fair value of debt, but not earnings and cash flow. Based on our overall interest rate exposure at February 1, 2003 and February 2, 2002, a 1% increase in interest rates would have decreased pre-tax earnings by $15 million in 2002 and $11 million in 2001, respectively. A 1% decrease in interest rates would have increased pre-tax earnings by $15 million in 2002 and $11 million in 2001. A 1% increase in interest rates would decrease the fair value of our long-term debt at February 1, 2003 and February 2, 2002 by approximately $90 million and $79 million, respectively. A 1% decrease in interest rates would increase the fair value of our long-term debt at February 1, 2003 and February 2, 2002 by approximately $98 million and $87 million, respectively.

See notes to our consolidated financial statements for additional discussion of our outstanding derivative financial instruments at February 1, 2003.

Critical Accounting Policies
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities as of the date of the financial statements and during the applicable periods. We base these estimates on historical experience and on other various assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and could have a material impact on our consolidated financial statements.

We believe the following are some of the critical accounting policies that include significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories and Vendor Allowances:
Merchandise inventories for the U.S. toy store division, which represent approximately 60% of total merchandise inventories, are stated at the lower of LIFO (last-in, first-out) cost or market value, as determined by the retail inventory method. All other merchandise inventories are stated at the lower of FIFO (first-in, first-out) cost or market value, as determined by the retail inventory method.

We receive various types of merchandise and other types of allowances from our vendors, which are based on negotiated terms. We use estimates at interim periods to record our provisions for inventory shortage and to record vendor funded merchandise allowances. These estimates are based on available data and other factors and are adjusted to actual amounts at the completion of our physical inventories and finalization of all vendor allowances.

                      management's discussion and analysis

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

At February 1, 2003, we recorded deferred tax assets, net of valuation allowances, of $317 million. We believe it is more likely than not that we will be able to realize these assets through the reduction of future taxable income. We base this belief upon the levels of taxable income historically generated by our businesses, as well as projections of future taxable income. If future levels of taxable income are not consistent with our expectations, we may be required to record an additional valuation allowance, which could reduce our net earnings by a material amount.

Derivatives and Hedging Activities:
We enter into derivative financial arrangements to hedge a variety of risk exposures, including interest rate and currency risks associated with our long-term debt, as well as foreign currency risk relating to import merchandise purchases. We account for these hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and we record the fair value of these instruments within our consolidated balance sheet. Gains and losses from derivative financial instruments are largely offset by gains and losses on the underlying transactions. At February 1, 2003, we increased the carrying amount of our long-term debt by $172 million, representing the fair value of debt in excess of the carrying amount on that date. Also at February 1, 2003, we recorded derivative assets of $158 million and derivative liabilities of $10 million. While we intend to continue to meet the conditions for hedge accounting, if hedges were not to be highly effective in offsetting cash flows attributable to the hedged risk, the changes in the fair value of the derivatives used as hedges could have a material effect on our consolidated financial statements.

Insurance Risks:
We insure a substantial portion of our general liability and workers' compensation risks through a wholly-owned insurance subsidiary, in addition to third party insurance coverage. Provisions for losses related to self-insured risks are based upon independent actuarially determined estimates. While we believe these provisions for losses to be adequate, the ultimate liabilities may be in excess of, or less than, the amounts recorded.

Stock Options:
We account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which does not require compensation costs related to stock options to be recorded in net income, as all options granted under the various stock option plans had an exercise price equal to the market value of the underlying common stock at grant date. SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123," provides guidance on acceptable approaches to the implementation of SFAS No. 123, and requires more prominent disclosures of pro forma net earnings and earnings per share determined as if the fair value method of accounting for stock options had been applied in measuring compensation cost. Stock options are further detailed in the note to our consolidated financial statements entitled "STOCK OPTIONS."

Synthetic Lease:
Our new corporate headquarters facility, located in Wayne, New Jersey, is financed under a lease arrangement commonly referred to as a "synthetic lease." Under this lease, unrelated third parties, arranged by Wachovia Development Corporation, a multi-purpose real estate investment company, will fund up to $125 million for the acquisition and construction of the facility. Upon completion of the construction, which is expected to be in 2003, we will begin to pay rent on the facility until the lease expires in 2011. The rent will be based on a mix of fixed and variable interest rates, which will be applied against the final amount funded. Upon expiration of the lease, we would expect to either: renew the lease arrangement; purchase the facility from the lessor; or remarket the property on behalf of the owner. The lease agreement provides the lessor with a residual value guarantee equal to the funding for the acquisition and construction of the facility. Under accounting principles generally accepted in the United States, this arrangement is required to be treated as an operating lease for accounting purposes and as a financing for tax purposes.

Recent Accounting Pronouncements
In 2002, the FASB Emerging Issues Task Force issued EITF issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 considers vendor allowances as a reduction in the price of a vendor's product that should be recognized as a reduction of cost of sales. Advertising allowances that are received for specific, identifiable and incremental costs are considered a reduction of advertising expenses and should be recognized as a reduction of SG&A. The provisions of EITF 02-16 are effective for all new arrangements, or modifications to existing arrangements, beginning after December 31, 2002. We are currently evaluating the potential impact of the provisions of EITF 02-16 on our consolidated financial statements for 2003.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which will require the consolidation of entities that are controlled by a company through interests other than voting interests. Under the requirements of this interpretation, an entity that maintains a majority of the risks or rewards associated with Variable Interest Entities (VIEs), commonly known as special purpose entities, is effectively in the same position as the parent in a parent-subsidiary relationship. Disclosure requirements of VIEs are effective in all financial statements issued after January 31, 2003. The consolidation requirements apply to all VIEs created after January 31, 2003. FIN 46 requires public companies to apply the consolidation requirements to VIEs that existed prior to February 1, 2003 and remained in existence as of the beginning of annual or interim periods management's discussion and analysis

beginning after June 15, 2003. Our new corporate headquarters facility, located in Wayne, New Jersey, is leased from unrelated third parties, arranged by a multi-purpose real estate investment company that we do not control. In addition, we do not have the majority of the associated risks or rewards. Accordingly, we believe that FIN 46 will have no impact on the accounting for this synthetic lease. The synthetic lease is discussed above and in the note to our consolidated financial statements entitled "LEASES." We believe that FIN 46 will not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which imposes new disclosure and liability-recognition requirements for financial guarantees, performance guarantees, indemnifications and indirect guarantees of the indebtedness of others. FIN 45 requires certain guarantees to be recorded at fair value. This is different from previous practice, where a liability would typically be recorded only when a loss is probable and reasonably estimable. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also requires new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements are effective for interim and annual periods ending after December 15, 2002. We have procedures to identify guarantees contained in the various legal documents and agreements that have been executed, and those to be executed in the future, that fall within the scope of FIN 45. We expect that FIN 45 will not have a material impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities and supercedes Emerging Issues Task Force issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," (EITF No. 94-3). The fundamental difference between SFAS No. 146 and EITF No. 94-3 is the requirement that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date an entity commits to an exit plan. A fundamental conclusion of SFAS No. 146 is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also establishes that the initial measurement of a liability recognized be recorded at fair value. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that the adoption of this pronouncement will not have a significant effect on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." We adopted SFAS No. 144 as of February 3, 2002 and the adoption did not have a significant effect on our consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. We adopted this pronouncement on February 3, 2002. As a result of this adoption, amortization of $348 million of goodwill, which was to be amortized ratably through 2037, ceased. Based on the historical and projected operating results of the reporting units to which the goodwill relates, we determined that no impairment of this goodwill exists. Application of the non-amortization provisions of SFAS No. 142 resulted in an increase in net earnings of $2 million for the fourth quarter of 2002 and $8 million for the 2002 fiscal year.

Forward Looking Statements
This annual report contains "forward looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," "will," "may," and similar words or phrases. These statements discuss, among other things, our strategy, store openings and renovations, future performance and anticipated cost savings, results of our restructuring, anticipated international development and other goals and targets. Such statements involve risks and uncertainties that exist in our operations and business environment that could render actual outcomes and results materially different than predicted. Our forward-looking statements are based on assumptions about many factors, including, but not limited to, ongoing competitive pressures in the retail industry, changes in consumer spending and consumer preferences, general economic conditions in the United States and other jurisdictions in which we conduct our business (such as interest rates, currency exchange rates and consumer confidence) and normal business uncertainty. While we believe that our assumptions are reasonable at the time forward-looking statements were made, we caution that it is impossible to predict the actual outcome of numerous factors and, therefore, readers should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update such statements in light of new information or future events that involve inherent risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statement.

                       consolidated financial statements

Consolidated Statements of Earnings
Toys"R"Us, Inc. and Subsidiaries


                                                                                  Year Ended
                                                    ------------------------------------------
                                                    February 1,     February 2,   February 3,
(in millions, except per share data)                      2003            2002           2001
----------------------------------------------------------------------------------------------

Net sales                                           $   11,305    $     11,019      $  11,332
Cost of sales                                            7,799           7,604          7,815
----------------------------------------------------------------------------------------------
     Gross margin                                        3,506           3,415          3,517
----------------------------------------------------------------------------------------------

Selling, general and administrative expenses             2,718           2,721          2,801
Depreciation and amortization                              317             308            290
Restructuring and other charges                             --             186             --
----------------------------------------------------------------------------------------------
     Total operating expenses                            3,035           3,215          3,091

----------------------------------------------------------------------------------------------
     Operating earnings                                    471             200            426

Other (expense) income:
     Interest expense                                     (119)           (117)          (127)
     Interest and other income                               9               8             23
     Gain from IPO of Toys - Japan                          --              --            315
----------------------------------------------------------------------------------------------

Earnings before income taxes                               361              91            637
Income taxes                                               132              24            233
----------------------------------------------------------------------------------------------
Net earnings                                        $      229      $       67      $      404
----------------------------------------------------------------------------------------------

Basic earnings per share                            $     1.10      $     0.34      $    1.92
----------------------------------------------------------------------------------------------
Diluted earnings per share                          $     1.09      $     0.33      $    1.88
----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       consolidated financial statements

Consolidated Balance Sheets
Toys"R"Us, Inc. and Subsidiaries

                                                    February 1,      February 2,
(In millions)                                             2003             2002
--------------------------------------------------------------------------------

Assets

Current Assets:

Cash and cash equivalents                          $     1,023        $     283
Restricted cash                                             60               --
Accounts and other receivables                             202              210
Merchandise inventories                                  2,190            2,041
Prepaid expenses and other current assets                   85               97
--------------------------------------------------------------------------------
      Total current assets                               3,560            2,631

Property and Equipment:

Real estate, net                                         2,398            2,313
Other, net                                               2,365            2,231
--------------------------------------------------------------------------------
      Total property and equipment                       4,763            4,544

Goodwill, net                                              348              348
Derivative assets                                          158               42
Other assets                                               568              511
--------------------------------------------------------------------------------
                                                   $     9,397         $  8,076
--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current Liabilities:

Short-term borrowings                              $        --         $     --
Accounts payable                                           896              878
Accrued expenses and other current liabilities             824              738
Income taxes payable                                       279              319
Current portion of long-term debt                          379               39
--------------------------------------------------------------------------------
      Total current liabilities                          2,378            1,974

Long-term debt                                           2,139            1,816
Deferred income taxes                                      545              447
Derivative liabilities                                      10              122
Other liabilities                                          282              276

Minority interest in Toysrus.com                            13               27

Stockholders' Equity:

Common stock                                                30               30
Additional paid-in capital                                 414              444
Retained earnings                                        5,457            5,228
Accumulated other comprehensive loss                      (149)            (267)
Treasury shares, at cost                                (1,722)          (2,021)
--------------------------------------------------------------------------------
Total stockholders' equity                               4,030            3,414
--------------------------------------------------------------------------------
                                                   $     9,397         $  8,076
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       consolidated financial statements

Consolidated Statements of Cash Flows
Toys"R"Us, Inc. and Subsidiaries

                                                                                               Year Ended
                                                                 -----------------------------------------
                                                                 February 1,    February 2,    February 3,
(In millions)                                                          2003           2002           2001
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net earnings                                                        $   229        $    67          $  404
Adjustments to reconcile net earnings to net cash
from operating activities:
      Depreciation and amortization                                     317            308             290
      Deferred income taxes                                              99             (6)             67
      Minority interest in Toysrus.com                                  (14)           (24)            (52)
      Other non-cash items                                              (31)           (29)             50
      Restructuring and other charges                                    --            109              --
      Gain from initial public offering of Toys - Japan                  --             --            (315)
Changes in operating assets and liabilities:
      Accounts and other receivables                                      8             15             (69)
      Merchandise inventories                                          (100)           217            (486)
      Prepaid expenses and other operating assets                       (18)            36             (54)
      Accounts payable, accrued expenses and other liabilities          112           (241)           (178)
      Income taxes payable                                              (28)            52             192
----------------------------------------------------------------------------------------------------------
Net cash from operating activities                                      574            504            (151)
----------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Capital expenditures, net                                              (398)          (705)           (402)
Net proceeds from sale of Toys - Japan common stock                       -             --             267
Reduction in cash due to deconsolidation of Toys - Japan                  -             --             (15)
----------------------------------------------------------------------------------------------------------
Net cash from investing activities                                     (398)          (705)           (150)
----------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Short-term borrowings, net                                               --           (588)            419
Long-term borrowings                                                    548          1,214             147
Long-term debt repayment                                               (141)          (410)            (45)
Proceeds from issuance of stock and contracts to purchase stock         266             --              --
Increase in restricted cash                                             (60)            --              --
Exercise of stock options                                                --             19               2
Proceeds received from investors in Toysrus.com                          --             --              97
Share repurchase program                                                 --            (44)           (632)
Issuance of stock warrants                                               --             --              10
----------------------------------------------------------------------------------------------------------
Net cash from financing activities                                      613            191              (2)
----------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents            (49)            18              (6)

Cash and Cash Equivalents
Increase/(decrease) during year                                         740              8            (309)
Beginning of year                                                       283            275             584
----------------------------------------------------------------------------------------------------------
End of year                                                         $ 1,023        $   283          $  275
----------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
Income tax payments (refunds), net                                  $    32        $   (22)         $   (2)
----------------------------------------------------------------------------------------------------------
Interest payments                                                   $    93        $    85          $  128
----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       consolidated financial statements

Consolidated Statements of Stockholders' Equity
Toys"R"Us, Inc. and Subsidiaries

                                              Common Stock
                                 -------------------------------------                 Accumulated
                                      Issued             In Treasury    Additional           other                    Total
                                 -----------------   ------------------    paid-in   comprehensive  Retained  stockholders'
(In millions)                    Shares     Amount   Shares      Amount    capital            loss  earnings         equity
---------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 2000         300.4      $  30    (61.1)  $ (1,423)     $  453        $  (137)   $ 4,757      $  3,680
---------------------------------------------------------------------------------------------------------------------------
Net earnings for the year            --         --       --          --         --             --        404            404
Foreign currency translation
   adjustments                       --         --       --          --         --            (74)        --            (74)
                                                                                                                  ---------
   Comprehensive income                                                                                                 330
Share repurchase program             --         --    (42.1)      (632)         --             --         --           (632)
Issuance of restricted stock, net    --         --       --         50         (21)            --         --             29
Exercise of stock options, net       --         --      0.3          4          (3)            --         --              1
Issuance of stock warrants           --         --       --         --          10             --         --             10
---------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 2001         300.4      $  30   (102.9)  $ (2,001)     $  439        $  (211)   $ 5,161       $  3,418
---------------------------------------------------------------------------------------------------------------------------
Net earnings for the year            --         --       --          --         --             --         67             67
Foreign currency translation
   adjustments                       --         --       --          --         --            (55)        --            (55)
Unrealized loss on
   hedged transactions               --         --       --          --         --             (1)        --             (1)
                                                                                                                  ---------
   Comprehensive income                                                                                                  11
Share repurchase program             --         --     (2.1)       (44)         --             --         --            (44)
Issuance of restricted stock, net    --         --      0.5          5           4             --         --              9
Exercise of stock options, net       --         --      0.8         19           1             --         --             20
---------------------------------------------------------------------------------------------------------------------------
Balance, February 2, 2002         300.4      $  30   (103.7)  $ (2,021)     $  444        $  (267)   $ 5,228      $   3,414
---------------------------------------------------------------------------------------------------------------------------
Net earnings for the year            --         --       --         --          --             --        229            229
Foreign currency translation
   adjustments                       --         --       --         --          --            127         --            127
Unrealized loss on
   hedged transactions               --         --       --         --          --             (9)        --             (9)
                                                                                                                  ---------
   Comprehensive income                                                                                                 347
Common stock equity offering         --         --     14.9        301         (35)            --         --            266
Issuance of restricted stock, net    --         --      0.9         (2)          5             --         --              3
---------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 2003         300.4      $  30    (87.9)  $ (1,722)     $ 414         $ (149)    $5,457       $   4,030
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                   notes to consolidated financial statements

Notes to Consolidated Financial Statements
Toys"R"Us, Inc. and Subsidiaries

(Amounts in millions, except per share data)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
The company's fiscal year ends on the Saturday nearest to January 31. References to 2002, 2001, and 2000 are for the 52 weeks ended February 1, 2003 and February 2, 2002 and the 53 weeks ended February 3, 2001.

Reclassification
Certain reclassifications have been made to prior periods to conform to current presentations.

Principles of Consolidation
The consolidated financial statements include the accounts for the company and its subsidiaries. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Unrealized translation gains or losses are shown as a component of accumulated other comprehensive loss within stockholders' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition
The company recognizes sales revenue at the time the guest takes possession of merchandise or at the point of sale in our stores, or at the time of delivery for products purchased from our web-sites. Layaway transactions are recognized as revenue when the guest satisfies all payment obligations and takes possession of the merchandise. Revenues from the sale of gift cards and issuance of store credits are recognized as they are redeemed.

Advertising Costs
Net advertising costs are included in selling, general and administrative expenses and are expensed at the point of first broadcast or distribution. Net advertising costs were $147, $160, and $135 for 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents
The company considers its highly liquid investments with original maturities of less than three months to be cash equivalents.

Merchandise Inventories
Merchandise inventories for the U.S. toy store division, which represent approximately 60% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market, as determined by the retail inventory method. All other merchandise inventories are stated at the lower of FIFO (first-in, first-out) cost or market, as determined by the retail inventory method.

Credits and Allowances Received from Vendors
Credits and allowances are received from vendors and are related to formal agreements negotiated with such vendors. These credits and allowances are predominantly for cooperative advertising, promotions, and volume related purchases. These credits and allowances, excluding advertising allowances, are netted against cost of sales. The company's policy is to recognize credits, that are related directly to inventory purchases, as the related inventory is sold. Cooperative advertising allowances offset the cost of cooperative advertising that is agreed to by the company and its vendors, and are netted against advertising expenses included in selling, general and administrative expenses. The company's policy is to recognize cooperative advertising allowances in the period that the related advertising media is run.

Cost of Sales and Selling,
General and Administrative Expenses
The significant components of the line item "Cost of sales" include the cost to acquire merchandise from vendors; freight in; markdowns; provision for inventory shortages; and discounts and allowances related to merchandise inventories.

The significant components of the line item "Selling, general and administrative expenses" include store payroll and related payroll benefits; rent and other store operating expenses; net advertising expenses; costs associated with operating the company's distribution network that primarily relate to moving merchandise from distribution centers to stores; and other corporate-related expenses.

Property and Equipment
Property and equipment are recorded at cost. Leasehold improvements represent capital improvements made to leased locations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter. Accelerated depreciation methods are used for income tax reporting purposes with recognition of deferred income taxes for the resulting temporary differences. The company periodically evaluates the need to recognize impairment losses relating to long-lived assets. If indications of impairment exist and if the value of the assets are impaired, an impairment loss would be recognized.

Costs of Computer Software
The company capitalizes certain costs associated with computer software developed or obtained for internal use in accordance with the provisions of Statement Of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants. The company's policy provides for the capitalization of costs from the acquisition of external materials and services associated with developing or obtaining internal use computer software. Certain payroll costs for employees that are directly associated with internal use computer software projects are capitalized once specific criteria are met. The amount of payroll costs capitalized is limited to the time directly notes to consolidated financial statements

spent on computer software projects. Costs associated with preliminary stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. All costs capitalized in connection with internal use computer software projects are amortized on a straight-line basis over a useful life of five years.

Financial Instruments
The company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, effective February 4, 2001, as discussed in the footnote entitled "Derivative Instruments and Hedging Activities." This statement requires that all derivatives be recorded on the balance sheet at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria is met.

The company enters into forward foreign exchange contracts to minimize the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries. Gains and losses, which offset the movement in the underlying transactions, are recognized as part of such transactions. Gross deferred unrealized losses on the forward contracts were not material at either February 1, 2003 or at February 2, 2002. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. The company had $205 and $108 of short-term outstanding forward contracts at February 1, 2003 and February 2, 2002, maturing in 2003 and 2002, respectively. These contracts are entered into with counter-parties that have high credit ratings and with which the company has the contractual right to net forward currency settlements.

Stock Options
The company accounts for stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees" (APB 25). The company has adopted the disclosure only provisions of SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123), issued in 1995.

In accordance with the provisions of SFAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                         2002          2001          2000
--------------------------------------------------------------------------------
Net earnings - as reported             $  229        $   67        $  404
Net earnings - pro forma                  190            28           385
Basic earnings per share -
  as reported                            1.10          0.34          1.92
Basic earnings per share -
  pro forma                              0.92          0.14          1.83
Diluted earnings per share -
  as reported                            1.09          0.33          1.88
Diluted earnings per share -
  pro forma                              0.91          0.14          1.79
--------------------------------------------------------------------------------

The weighted-average fair value at the date of grant for options granted in 2002, 2001, 2000 was $6.42, $9.16 and $5.88, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. As there were a number of options granted during the years of 2000 through 2002, a range of assumptions are provided below:

                                         2002          2001          2000
--------------------------------------------------------------------------------
Expected stock price volatility      .407 - .507   .407 - .567    .434 - .585
Risk-free interest rate              2.6% - 5.0%   3.6% - 5.1%    5.0% - 6.8%
Weighted average
  expected life of options             5 years       5 years        5 years
--------------------------------------------------------------------------------

The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model are not necessarily indicative of future values.

RESTRICTED CASH
The company had restricted cash of $60 at February 1, 2003. Included in this amount is $45 being used as support for a letter of credit in exchange for reduced letter of credit fees. This letter of credit partially supports the company's 475 Swiss Franc note, due January 28, 2004. The remaining $15 relates to a pending real estate transaction that is expected to close in 2003.

MERCHANDISE INVENTORIES
Merchandise inventories for the U.S. toy store division are stated at the lower of LIFO (last-in, first-out) cost or market. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at February 1, 2003 or February 2, 2002.

                                        February 1,                  February 2,
                                              2003                         2002
--------------------------------------------------------------------------------
Toys"R"Us - U.S.                          $  1,387                     $  1,328
Toys"R"Us - International                      362                          278
Babies"R"Us                                    287                          282
Toysrus.com                                     34                           52
Other                                          120                          101
--------------------------------------------------------------------------------
                                          $  2,190                     $  2,041
--------------------------------------------------------------------------------
                   notes to consolidated financial statements

PROPERTY AND EQUIPMENT

                                 Useful life      February 1,     February 2,
                                  (in years)            2003            2002
--------------------------------------------------------------------------------
Land                                               $     825        $    811
Buildings                              45-50           2,009           1,980
Furniture and equipment                 5-20           1,786           1,800
Leasehold improvements              121/2-35           1,726           1,542
Costs of computer software                 5             192             127
Construction in progress                                  33              41
Leased property and equipment
  under capital lease                                     53              53
--------------------------------------------------------------------------------
                                                       6,624           6,354
Less accumulated depreciation
  and amortization                                     1,861           1,810
--------------------------------------------------------------------------------
                                                   $   4,763        $  4,544
--------------------------------------------------------------------------------

GOODWILL
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. The company adopted this pronouncement on February 3, 2002. As a result of this adoption, amortization of $348 of goodwill, which was to be amortized ratably through 2037, ceased. The carrying amount of goodwill at February 1, 2003 relates to the acquisition of Baby Super Stores, Inc. in 1997 ($319), which is now part of the Babies"R"Us division, and the acquisition of Imaginarium Toy Centers, Inc. in 1999 ($29), which is part of the Toys"R"Us - U.S. division. Based on the estimated fair market values (calculated using historical operating results of the reporting units to which the goodwill relates and relative industry multiples) of these divisions compared with the related book values, the company has determined that no impairment of this goodwill exists. Application of the non-amortization provisions of SFAS No. 142 resulted in an increase in net earnings of $8 for 2002. Had the non-amortization provisions of SFAS No. 142 been applied for 2001 and 2000, the company would have reported net earnings of $75 and $412, respectively, and diluted earnings per share of $0.36 and $1.92, respectively.

INVESTMENT IN TOYS - JAPAN
The company is accounting for its 48% ownership investment in the common stock of Toys - Japan on the "equity method" of accounting since the initial public offering in April 2000. Toys - Japan operates as a licensee of the company. As part of the initial public offering, Toys - Japan issued 1.3 shares of common stock to the public at a price of 12,000 yen or $113.95 per share. In November 2001, the common stock of Toys - Japan split 3 for 1. The company's accounting policy for the sales of subsidiaries' stock is to recognize gains or losses for value received in excess of or less than its basis in such subsidiary. No similar issuances of subsidiaries' stock are contemplated at this time. The carrying value of the investment is reflected on the consolidated balance sheets as part of "Other Assets" and was $140 and $123 at February 1, 2003 and February 2, 2002, respectively. At February 1, 2003, the quoted market value of the company's investment was $188, which exceeds the carrying value of the investment. The valuation represents a mathematical calculation based on the closing quotation published by the Tokyo over-the-counter market and is not necessarily indicative of the amount that could be realized upon sale. The company is a guarantor of 80% of a 10 billion yen ($84) loan from third parties in Japan with an annual rate of 6.47%, due in 2012, for which Toys - Japan is the borrower.

SEASONAL FINANCING AND LONG-TERM DEBT

                                                      February 1,    February 2,
                                                            2003           2002
--------------------------------------------------------------------------------
7.625% notes, due fiscal 2011                           $    554       $    505
6.875% notes, due fiscal 2006                                267            254
500 Euro bond, due February 13, 2004                         538            431
475 Swiss Franc note, due January 28, 2004(a)                348            277
Equity Security Units                                        408             --
8 3/4% debentures, due fiscal 2021, net of expenses(b)       198            198
Note at an effective cost
  of 2.32% due in semi-annual installments
  through fiscal 2008(c)                                     158            126
Industrial revenue bonds, net of expenses                     21             34
Obligation under capital leases                               18             21
Mortgage notes at annual interest rates
  from 10.16% to 11.00%                                        8              9
--------------------------------------------------------------------------------
                                                           2,518          1,855
--------------------------------------------------------------------------------
Less current portion                                         379             39
--------------------------------------------------------------------------------
                                                         $ 2,139        $ 1,816
--------------------------------------------------------------------------------

Long-term debt balances as of February 1, 2003 and February 2, 2002 have been impacted by certain interest rate and currency swaps that have been designated as fair value and cash flow hedges, as discussed in the note entitled, "DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES."

(a) Supported by a 475 Swiss Franc bank letter of credit. This note has been converted by an interest rate and currency swap to a floating rate, U.S. dollar obligation at 3 month LIBOR.

(b) Fair value was $192 and $204 at February 1, 2003 and February 2, 2002, respectively. The fair value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

(c) Amortizing note secured by the expected future yen cash flows from license fees due from Toys - Japan.

On May 28, 2002, the company completed public offerings of Toys"R"Us common stock and equity security units, as described in the note entitled "Issuance of Common Stock and Equity Security units."

In February 2001, the company issued and sold 500 EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. Through the use of derivative instruments, this obligation was swapped into a $466 fixed rate obligation at an effective rate of 7.43% per annum with interest payments due annually and principal due on February 13, 2004.

In July 2001, the company issued and sold $750 of notes comprised of $500 of notes bearing interest at 7.625% per annum, maturing in August 2011, and $250 of notes bearing interest at 6.875% per annum, maturing in August 2006. Simultaneously with the issuance of these notes, the company entered into interest rate swap notes to consolidated financial statements

agreements. As a result of the interest rate swap agreements, interest on the $500 notes will accrue at the rate of LIBOR plus 1.5120% per annum and interest on the $250 notes accrues at the rate of LIBOR plus 1.1515% per annum. Interest is payable on both notes semi-annually on February 1 and August 1, commencing on February 1, 2002. In October 2002, the company terminated a portion of the interest rate swap agreements and received a payment of $27, which is being amortized over the lives of the related notes. Concurrently, the company entered into new interest rate swap agreements. Of the $500 notes, $200 accrues interest at the rate of LIBOR plus 3.06%, and $125 of the $250 notes accrues interest at the rate of LIBOR plus 3.54%.

As of February 1, 2003, the company had $985 in unsecured committed revolving credit facilities from a syndicate of financial institutions. These credit facilities consist of a $685 facility expiring September 2006 and a $300 facility expiring on August 25, 2003. The facilities are used for seasonal borrowings and to support the company's domestic commercial paper borrowings. As of February 1, 2003, all of the $685 facility expiring September 2006 and all of the $300 facility expiring on August 25, 2003 were available.

The annual maturities of long-term debt at February 1, 2003 are as follows:

                                                              Annual maturities,
                                             Fair value     including fair value
                                 Annual         hedging                 hedging
                             maturities      adjustment              adjustment
--------------------------------------------------------------------------------
2003                           $    373         $     6               $     379
2004                                499              75                     574
2005                                 51              --                      51
2006                                279              17                     296
2007                               420*              19                     439
2008 and
subsequent                          724              55                     779
--------------------------------------------------------------------------------
                               $  2,346          $  172                $  2,518
--------------------------------------------------------------------------------

Long-term debt balances as of February 1, 2003 have been impacted by certain interest rate and currency swaps that have been designated as fair value and cash flow hedges, as discussed in the note entitled, "DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES."

*Includes $390 of equity security units, due 2007, which the company is obligated to remarket in 2005. See the note entitled "ISSUANCE OF COMMON STOCK AND EQUITY SECURITY UNITS."

DERIVATIVE INSTRUMENTS
AND HEDGING ACTIVITIES
The company is exposed to market risk from potential changes in interest rates and foreign exchange rates. The company continues to regularly evaluate these risks and continues to take measures to mitigate these risks, including, among other measures, entering into derivative financial instruments to hedge a variety of risk exposures including interest rate and currency risks. The company enters into forward exchange contracts to minimize and manage the currency risks related to its import merchandise purchase program. The company enters into interest rate swaps to manage interest rate risk and strives to achieve what it believes is an acceptable balance between fixed and variable rate debt.

The company purchases forward exchange contracts to minimize and manage the foreign currency risks related to its import merchandise purchase program. The counter-parties to these contracts are highly rated financial institutions and the company does not have significant exposure to any one counter-party. These forward exchange contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges. Accordingly, changes in the effective portion of the fair value of these forward exchange contracts are included in other comprehensive income. Once the hedged transactions are completed, or when merchandise is sold, the unrealized gains and losses on the forward contracts are reclassified from accumulated other comprehensive income and recognized in earnings. The unrealized losses related to the import merchandise purchase program contracts, that were recorded in other comprehensive income, were not material at February 1, 2003 or February 2, 2002.

The company is faced with interest rate risks resulting from interest rate fluctuations. The company has a variety of fixed and variable rate debt instruments. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and variable rate debt and has entered into interest rate swaps to maintain that balance.

On May 28, 2002, the company entered into an interest rate swap agreement on its Equity-Linked Securities. Under the agreement, the company will pay interest at a variable rate in exchange for fixed rate payments, effectively transforming these debentures to floating rate obligations. This swap is designated as a highly effective fair value hedge, as defined by SFAS No. 133. Changes in the fair value of the interest rate swap offset changes in the fair value of the fixed rate debt due to changes in market interest rates with some ineffectiveness present. The amount of ineffectiveness did not have a material effect on earnings.

On March 19, 2002, the company refinanced a note payable originally due in 2005 and increased the amount outstanding to $160 from $100. This borrowing is repayable in semi-annual installments of principal and interest, with the final installment due on February 20, 2008. The effective cost of this borrowing is 2.23% and is secured by expected future cash flows from license fees due from Toys - Japan. The company also entered into a contract to swap yen to U.S. dollars, within exact terms of the loan. This cross currency swap has been designated as a foreign currency cash flow hedge, as defined by SFAS No. 133, and is effective as a hedge.

In July 2001, the company entered into interest rate swap agreements on its 7.625% $500 notes, due August 1, 2011, and its 6.875% $250 notes, due August 1, 2006. Under these agreements, the company will pay interest at a variable rate in exchange for fixed rate payments, effectively transforming the debentures to floating rate obligations. These swaps are designated as highly effective fair value hedges, as defined by SFAS No. 133. Changes in the fair value of the interest rate swaps perfectly offset changes in the fair value of the fixed rate debt due to changes in market interest rates. As such, there were no ineffective hedge portions recognized in earnings during 2001.

                   notes to consolidated financial statements

In February 2001, the company issued and sold 500 EURO through the public issuance of a EURO bond bearing interest at 6.375% per annum. The obligation was swapped into a $466 fixed rate obligation with an effective rate of 7.43% per annum with interest payments due annually and principal due February 13, 2004. This cross currency swap is designated as a cash flow hedge, as defined by SFAS No. 133, and is effective as a hedge. The portion of the fair value of the swap attributable to changes in the spot rate is matched in earnings against changes in the fair value of debt.

The company entered into a Swiss Franc floating rate loan with a financial institution in January 1999, due January, 28 2004. The company also entered into a contract to swap U.S. dollars to Swiss Francs, within exact terms of the loan. This cross currency swap has been designated as a foreign currency fair value hedge, as defined by SFAS No. 133, and is effective as a hedge.

The company increased the carrying amount of its long-term debt by $172 at February 1, 2003, representing the fair value of debt in excess of the carrying amount on that date. Also at February 1, 2003, the company recorded derivative assets of $158 and derivative liabilities of $10, representing the fair value of these derivatives at that date.

ISSUANCE OF COMMON STOCK
AND EQUITY SECURITy units
On May 28, 2002, the company completed public offerings of Toys"R"Us common stock and equity security units. On that date, the company issued 15.0 shares of its common stock at a price of $17.65 per share and received net proceeds of $253. Also on that date, the company issued 8.0 equity security units with a stated amount of $50 per unit and received net proceeds of $390. Each security unit consists of a contract to purchase, for $50, a specified number of shares of Toys"R"Us common stock in August 2005, and a senior note due in 2007 with a principal amount of $50. The fair value of the contract to purchase shares of Toys"R"Us common stock was estimated at $1.77 per equity security unit. The fair value of the senior note was estimated at $48.23 per equity security unit. Interest on the senior notes is payable quarterly at an initial rate of 6.25%, which commenced in August 2002. The company is obligated to remarket the notes in May 2005 at the then prevailing market interest rate for similar notes. If the remarketing were not to be successful, the company would be entitled to take possession of the senior notes, and the holder's obligation under the contracts to purchase shares of Toys"R"Us common stock would be deemed to have been satisfied. The proceeds allocated to the purchase contracts were recorded in stockholders' equity on the consolidated balance sheet. The fair value of the senior notes is reflected as long-term debt on the consolidated balance sheet. The net proceeds from the public offerings were used to refinance short-term borrowings and for other general corporate purposes. As a result of the interest rate swap agreements, interest on the senior notes will accrue at the rate of LIBOR plus 3.43% per annum. Interest is payable quarterly each year, beginning in August 2002.

STOCKHOLDERS' EQUITY
The common shares of the company, par value $0.10 per share, were as follows:

                                                  February 1,        February 2,
                                                        2003               2002
--------------------------------------------------------------------------------
Authorized shares                                      650.0              650.0
--------------------------------------------------------------------------------
Issued shares                                          300.4              300.4
--------------------------------------------------------------------------------
Treasury shares                                         87.9              103.7
--------------------------------------------------------------------------------
Issued and outstanding shares                          212.5              196.7
--------------------------------------------------------------------------------

EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

                                     2002               2001               2000
--------------------------------------------------------------------------------
Numerator:
Net earnings available to
  common stockholders               $ 229            $    67            $   404
--------------------------------------------------------------------------------
Denominator for basic earnings
  per share - weighted average
  shares                            207.6              197.6              210.9
Impact of dilutive securities         2.0                8.4                4.1
Denominator for diluted
  earnings per share -
  weighted average shares           209.6              206.0              215.0
--------------------------------------------------------------------------------
Basic earnings per share         $   1.10            $  0.34            $  1.92
--------------------------------------------------------------------------------
Diluted earnings per share       $   1.09            $  0.33            $  1.88
--------------------------------------------------------------------------------

Options to purchase approximately 32.5, 10.3 and 3.0 shares of common stock were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares.

STOCK PURCHASE WARRANTS
The company issued 1.2 stock purchase warrants to SOFTBANK Venture Capital and affiliates ("SOFTBANK") for $8.33 per warrant. Each warrant gives the holder thereof the right to purchase one share of Toys"R"Us common stock at an exercise price of $13 per share, until the expiration date of February 24, 2010. In addition, the company granted a warrant on August 9, 2000 entitling Amazon.com to acquire up to 5% (subject to dilution under certain circumstances) of the capital of Toysrus.com at the then market value. As of February 1, 2003, none of these warrants have been exercised.

                   notes to consolidated financial statements

LEASES
The company leases a portion of the real estate used in its operations. Most leases require the company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of February 1, 2003 are as follows:

                                      Gross                                Net
                                    minimum         Sublease           minimum
                                    rentals           income           rentals
--------------------------------------------------------------------------------
2003                                $   317           $   17           $   300
2004                                    314               14               300
2005                                    301               12               289
2006                                    285               11               274
2007                                    267                9               258
2008 and subsequent                   1,786               40             1,746
--------------------------------------------------------------------------------
                                    $ 3,270            $ 103           $ 3,167
--------------------------------------------------------------------------------

Total rent expense, net of sublease income, was $267, $261 and $291 in 2002, 2001 and 2000, respectively. The company remains contingently liable for lease payments related to the sub-lease of locations to third parties. To the extent that sub-lessees fail to perform, the company's total net rent expense would be increased.

The company's new corporate headquarters facility, located in Wayne, New Jersey, is financed under a lease arrangement commonly referred to as a "synthetic lease." Under this lease, unrelated third parties, arranged by Wachovia Development Corporation, a multi-purpose real estate investment company, will fund up to $125 for the acquisition and construction of the facility. Upon completion of the construction, which is expected to be in 2003, the company will begin to pay rent on the facility until the lease expires in 2011. The rent will be based on a mix of fixed and variable interest rates that will be applied against the final amount funded. Upon expiration of the lease, the company would expect to either: renew the lease arrangement; purchase the facility from the lessor; or remarket the property on behalf of the owner. The lease agreement provides the lessor with a residual value guarantee equal to the funding for the acquisition and construction of the facility. Under accounting principles generally accepted in the United States, this arrangement is required to be treated as an operating lease for accounting purposes and as a financing for tax purposes.

TAXES ON INCOME
The provisions for income taxes consist of the following:

                                                  2002        2001        2000
--------------------------------------------------------------------------------
Current:
  Federal                                      $     4       $  63      $  120
  Foreign                                           31          10          36
  State                                             (2)          9          10
--------------------------------------------------------------------------------
                                               $    33       $  82     $   166
--------------------------------------------------------------------------------
Deferred:
  Federal                                           62         (61)         50
  Foreign                                           23          16          13
  State                                             14         (13)          4
--------------------------------------------------------------------------------
                                                    99         (58)         67
--------------------------------------------------------------------------------
Total tax provision                             $  132       $  24      $  233
--------------------------------------------------------------------------------

At February 1, 2003 and February 2, 2002, the company had gross deferred tax assets, before valuation allowances, of $612 and $576, respectively, and gross deferred tax liabilities of $600 and $484, respectively. Deferred tax assets of $32 and $45 were included in "Prepaid Expenses and Other Current Assets" at February 1, 2003 and February 2, 2002, respectively. Deferred tax assets, net of valuation allowances, of $285 and $245 were included in "Other Assets" at February 1, 2003 and February 2, 2002, respectively. Deferred tax liabilities of $55 and $36 were included in "Accrued Expenses and Other Current Liabilities" at February 1, 2003 and February 2, 2002, respectively. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                      February 1, 2003         February 2, 2002
--------------------------------------------------------------------------------
Deferred tax assets:
Foreign loss carryforwards                      $  305                    $ 296
Restructuring                                      116                      131
Other                                              143                      115
Depreciation and amortization                       30                       22
Derivative instruments and hedging activities       11                       --
LIFO reserves                                        7                       12
Valuation allowances,
  related to foreign loss carryforwards           (295)                    (287)
--------------------------------------------------------------------------------
                                                $  317                   $  289
--------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation and amortization                   $ (404)                  $ (344)
Other                                             (169)                    (131)
LIFO reserves                                      (27)                      (9)
--------------------------------------------------------------------------------
                                                $ (600)                  $ (484)
--------------------------------------------------------------------------------
Net deferred liabilities                        $ (283)                  $ (195)
--------------------------------------------------------------------------------

On February 1, 2003, the company had foreign loss carryforwards available to reduce future taxable income of certain foreign subsidiaries. The foreign loss carryforwards, as well as the related tax benefits associated with the foreign loss carryforwards, will expire as follows:

                                         Net operating
Expiration                          loss carryforwards              Tax benefit
--------------------------------------------------------------------------------
1 - 5 years                                      $ 208                    $  71
6 - 7 years                                          9                        4
Indefinitely                                       572                      230
--------------------------------------------------------------------------------
                                                 $ 789                    $ 305
--------------------------------------------------------------------------------

At February 1, 2003, the company had valuation allowances of $295 against the tax benefit of foreign loss carryforwards of $305.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                   2002        2001        2000
--------------------------------------------------------------------------------
Statutory tax rate                                 35.0%        35.0%      35.0%
State income taxes, net of
  federal income tax benefit                        1.4         1.8         1.4
Foreign taxes, net of valuation allowance          (2.4)        (9.4)       1.1
Reversal of deferred tax asset                      --         (6.5)        --
Subpart F income                                   1.5          5.4         0.6
Amortization of goodwill                            --          3.5         0.5
Other, net                                         1.0         (2.9)       (2.1)
Effective tax rate                                36.5%        26.9%       36.5%
--------------------------------------------------------------------------------
                   notes to consolidated financial statements

Deferred income taxes are not provided on un-remitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Exclusive of amounts that, if remitted, would result in little or no tax under current U.S. tax laws, unremitted earnings were approximately $607 at February 1, 2003. Net income taxes of approximately $120 would be due if these earnings were remitted.

STOCK OPTIONS
The company has stock option plans (the "Plans") that provide for the granting of options to purchase the company's common stock. The Plans cover employees and directors of the company and provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares, restricted units and unrestricted shares. The Plans provide for a variety of vesting dates with the majority of the options vesting approximately three years from the date of grant, 50% over the first two years and the remaining 50% over three years. Options granted to directors are exercisable one-third on a cumulative basis commencing on the third, fourth and fifth anniversaries from the date of the grant.

The exercise price per share of all options granted has been the average of the high and low market price of the company's common stock on the date of grant. All options must be exercised within ten years from the date of grant.

At February 1, 2003, an aggregate of 47.7 shares of authorized common stock were reserved for all of the Plans noted above, including 1.6 shares reserved for the future issuance of restricted shares, restricted units, performance units, unrestricted shares and 2 shares reserved for the restricted shares of units granted but not yet vested. Of these amounts, 11.5 were available for future grants. All outstanding options expire at dates ranging from February 17, 2003 to December 30, 2012.

Stock option transactions are summarized as follows:

                                              Exercise price  Weighted-average
                                   Shares        per share     exercise price
--------------------------------------------------------------------------------
Outstanding at January 29, 2000      39.8     $11.69 - $40.94      $24.59
--------------------------------------------------------------------------------
  Granted                             7.5      10.25 -  26.25       15.29
  Exercised                          (0.4)     14.78 -  22.06       18.96
  Canceled                          (22.2)     14.63 -  40.94       28.60
--------------------------------------------------------------------------------
Outstanding at February 3, 2001      24.7     $10.25 - $40.94      $18.36
--------------------------------------------------------------------------------
  Granted                             8.6      15.53 - 38.36        28.03
  Exercised                          (1.1)     14.63 - 25.44        16.21
  Canceled                           (1.6)     11.50 - 39.88        24.26
--------------------------------------------------------------------------------
Outstanding at February 2, 2002      30.6     $10.25 - $40.94      $20.39
--------------------------------------------------------------------------------
  Granted                             6.0       9.83 - 20.41        20.08
  Exercised                           0.0       0.00 -  0.00         0.00
  Canceled                           (4.0)     10.25 - 38.19        19.62
--------------------------------------------------------------------------------
Outstanding at February 1, 2003      32.6     $ 9.83 - $40.94      $20.43
--------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at February 1, 2003:

                              Outstanding                   Exercisable (Vested)
                  --------------------------------------------------------------
                           Weighted average                            Weighted
     Range         Number   remaining years    Weighted      Number     average
      of             of     of contractual      average        of       exercise
exercise prices   options        life       exercise price   options     price
--------------------------------------------------------------------------------
$ 9.83 - $14.99     2.0           6             $12.83          1.9      $12.84
$15.00 - $19.99    15.2           6             $17.60         12.6      $17.81
$20.00 - $24.99     7.3           8             $21.00          3.4      $21.47
$25.00 - $29.99     7.1           7             $25.85          3.7      $26.08
$30.00 - $40.94     1.0           4             $35.57          1.0      $35.57
--------------------------------------------------------------------------------
Outstanding
at February 1,
2003               32.6           7             $20.43         22.6      $20.07
--------------------------------------------------------------------------------

Options exercisable and the weighted-average exercise prices were 11.3 and $19.60 at February 3, 2001; 16.1 and $20.74 at February 2, 2002; and 22.6 and
$20.07 at February 1, 2003, respectively.

At February 1, 2003 and February 2, 2002, Toysrus.com, the company's internet subsidiary, had approximately 11.3 stock options outstanding to both employees and non-employees of the company. This represents approximately 11% of the authorized common stock of Toysrus.com at February 1, 2003 and February 2, 2002. These outstanding options, with exercise prices ranging between $0.30 and $2.25 per share, entitle each option holder the right to purchase one share of the common stock of Toysrus.com.

The company utilizes a restoration feature to encourage the early exercise of certain options and retention of shares, thereby promoting increased employee ownership. This feature provides for the grant of new options when previously owned shares of company stock are used to exercise existing options. Restoration option grants are non-dilutive, as they do not increase the combined number of shares of company stock and options held by an employee prior to exercise. The new options are granted at a price equal to the fair market value on the date of the new grant and generally expire on the same date as the original options that were exercised.

REPLACEMENT OF CERTAIN STOCK
OPTION GRANTS WITH RESTRICTED STOCK
In 2000, the company authorized the exchange of certain stock options having an exercise price above $22 per share for an economically equivalent grant of restricted stock. The exchange, which was voluntary, replaced approximately 14.4 options with approximately 1.7 restricted shares. Shares of restricted stock resulting from the exchange vest over a period of three years. One-half of the grant vested on April 1, 2002 and the remainder vests on April 1, 2003. Accordingly, the company recognizes compensation expense throughout the vesting period of the restricted stock. The company recorded $3 in compensation expense related to this restricted stock in 2002 and $8 in both 2001 and 2000.

                   notes to consolidated financial statements

PROFIT SHARING PLAN
The company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the company's discretion. Provisions of $34, $46 and $50 have been charged to earnings in 2002, 2001 and 2000, respectively.

TOYSRUS.COM
Toysrus.com operates a co-branded toy and video game on-line store (Toysrus.com), a co-branded baby products on-line store (Babiesrus.com), and a co-branded learning products and information on-line store (Imaginarium.com) under a strategic alliance with Amazon.com.

The Toysrus.com strategic alliance with Amazon.com was launched in the third quarter of 2000 and expires in 2010. Under this alliance, each company is responsible for specific aspects of the on-line stores. Toysrus.com is responsible for merchandising, marketing and content for the co-branded stores. Toysrus.com also identifies, buys, owns and manages the inventory. Amazon.com handles web-site development, order fulfillment, customer service, and the housing of Toysrus.com's inventory in Amazon.com's U.S. distribution centers. The company recognizes revenue for Toysrus.com at the point in time when merchandise is shipped to customers, in accordance with the shipping terms (FOB shipping point) that exist under the agreement with Amazon.com.

Toysrus.com also opened a personalized gifts for all ages on-line store (Giftsrus.com) in November 2002. Visitors can choose from hundreds of products, ranging from exclusive stuffed animals, toys, clothing, home decor, and keepsakes, have them personalized with messages, monogrammed, hand-painted or engraved, gift wrapped, and then delivered. Giftsrus.com does not operate as part of the strategic alliance with Amazon.com.

In February 2000, the company entered into an agreement with SOFTBANK that included an investment of $60 by SOFTBANK in Toysrus.com. Accordingly, the company records a 20% minority interest in the net losses of Toysrus.com in selling, general and administrative expenses. Toysrus.com received additional capital contributions of $37 from SOFTBANK, representing its proportionate share of funding required for the operations of Toysrus.com.

SEGMENTS
The company's reportable segments are Toys"R"Us - U.S., which operates toy stores in 49 states and Puerto Rico; Toys"R"Us - International, which operates, licenses or franchises toy stores in 29 countries outside the United States; Babies"R"Us, which operates stores in 35 states; and Toysrus.com, the company's internet subsidiary.

Information on segments and reconciliation to earnings before income taxes, are as follows:

                                           February 1,  February 2,  February 3,
                                              2003         2002         2001
--------------------------------------------------------------------------------
Net sales
  Toys"R"Us - U.S.                         $  6,743      $  6,877      $  7,073
  Toys"R"Us - International                   2,161         1,889         1,872
  Babies"R"Us                                 1,595         1,421         1,310
  Toysrus.com(1)                                340           277           180
  Other(2)                                      466           555           897
--------------------------------------------------------------------------------
Total                                      $ 11,305      $ 11,019      $ 11,332
================================================================================
Operating earnings
  Toys"R"Us - U.S.(3)                      $    280      $    308      $    431
  Toys"R"Us - International                     160           131           124
  Babies"R"Us                                   174           138           120
  Toysrus.com,
    net of minority interest(4)                 (37)          (76)         (212)
  Other(3), (5)                                (106)         (115)          (37)
Restructuring and other charges                  --          (186)           --
--------------------------------------------------------------------------------
Operating earnings                         $    471      $    200      $    426
  Interest expense, net                        (110)         (109)         (104)
  Gain from IPO of Toys - Japan                  --            --           315
--------------------------------------------------------------------------------
Earning before income taxes                $    361      $     91      $    637
================================================================================
Identifiable assets
  Toys"R"Us - U.S.                         $  5,513      $  5,412      $  5,384
  Toys"R"Us - International                   1,430         1,146         1,235
  Babies"R"Us                                   758           574           486
  Toysrus.com                                    58            84           141
  Other(6)                                    1,638           860           757
--------------------------------------------------------------------------------
Total                                      $  9,397      $  8,076      $  8,003
================================================================================
Depreciation and amortization
  Toys"R"Us - U.S.                         $    176      $    166      $    143
  Toys"R"Us - International                      49            41            42
  Babies"R"Us                                    24            29            26
  Toysrus.com                                     4             6             6
  Other(6)                                       64            66            73
--------------------------------------------------------------------------------
Total                                      $    317      $    308      $    290
================================================================================

(1) Includes the net sales of Toysrus.com - Japan.

(2) Includes the net sales of the KidsOROUs and Geoffrey divisions, and the net sales of the Toys - Japan division prior to its initial public offering on April 24, 2000.

(3) Includes markdowns related to the store closings announced as part of the restructuring in 2001.

(4) Includes the operations of Toysrus.com - Japan, net of minority interest.

(5) Includes corporate expenses, the operating results of the KidsOROUs and Geoffrey divisions, and the equity in net earnings of Toys - Japan.

(6) Includes the KidsOROUs and Geoffrey divisions, as well as corporate assets and related depreciation.

RESTRUCTURING AND OTHER CHARGES
In January 2002, the company announced plans to reposition its business, and as part of this plan, the company closed 27 non-Mission Possible format Toys"R"Us stores and closed 37 Kids"R"Us stores. In conjuction with the Kids"R"Us store closings in most of these locations, the company converted the nearest Toys"R"Us store into a Toys"R"Us/Kids"R"Us combo store.

                   notes to consolidated financial statements

As part of this plan, the company eliminated approximately 1,700 staff positions in its stores and its headquarters. In addition, these plans include the cost of consolidating five of the company's store support center facilities into its new headquarters in Wayne, New Jersey in 2003.

The costs associated with the facilities consolidation, elimination of positions, and other actions designed to improve efficiency in support functions were $79, of which $15 related to severance. The costs associated with store closings were $73 for Kids"R"Us and $85 for Toys"R"Us, of which $27 was recorded in cost of sales. The fair value of the facilities to be consolidated and store closings were obtained from third party appraisals. The company also reversed $24 of previously accrued charges ($11 from the 1998 charge and $13 from the 1995 charge) that the company determined to be no longer needed. Accordingly, based on these actions, the company recorded $213 million of pre-tax ($126 after-tax) restructuring and other charges in the fourth quarter of its fiscal year ending February 2, 2002. Details on the components of the charges are as follows:

                                               Reserve               Adjustments       Reserve
                       Initial   Utilized   balance at   Utilized      to charge    balance at
Description             charge    in 2001      2/02/02    in 2002        in 2002       2/01/03
----------------------------------------------------------------------------------------------
Store closing:

  Lease
  commitments             $ 52     $  --        $ 52         $(11)       $  --           $41

  Severance                  4        --           4           (4)          --            --

  Write-down of
  property and
  equipment                 75       (75)         --           --           --            --

  Markdowns                 27        --          27          (27)          --            --

Store support
center consolidation:

  Lease
  commitments               28        --          28           --           11*           39

  Write-down of
  property and
  equipment                 29       (29)         --           --           --            --

  Severance                 15        --          15           (9)          (1)            5

  Other                      7        (7)         --           --           --            --
----------------------------------------------------------------------------------------------
Total restructuring
and other charges         $237     $(111)       $126         $(51)       $  10           $85
==============================================================================================

*In the fourth quarter of 2002, we determined that a reserve for lease costs for the disposition of one of our store support center facilities was no longer adequate and, accordingly, recorded an additional charge of $11 million.

In 2000, Toysrus.com the company's internet subsidiary, recorded $118 in non-recurring charges as a result of the transition to its co-branded on-line store with Amazon.com, of which, $10 were included in cost of sales and $108 were included in selling, general and administrative expenses. These costs and charges related primarily to the closure of three distribution centers, as well as web-site asset write-offs and other costs. The company had remaining lease commitment reserves of $3 at February 1, 2003, that will be utilized in 2003 and thereafter.

The company previously announced strategic initiatives to reposition its worldwide business and recorded related restructuring and other charges of $698 in 1998 and $396 in 1995 to complete these initiatives. As of February 1, 2003, the company had substantially completed all announced initiatives. The company reversed unused reserves of $10 in the fourth quarter of 2002, and also reversed unused reserves of $29 in 2001, $24 of which were reversed in the fourth quarter of 2001 and are discussed above, and $11 in 2000, as these reserves were concluded to be no longer necessary. The company had $42 of reserves remaining at February 1, 2003, primarily for long-term lease commitments that will be utilized in 2003 and thereafter. The company believes that remaining reserves at February 1, 2003 are reasonable estimates of what is required to complete all remaining initiatives.

GAIN FROM INITIAL PUBLIC
OFFERING OF TOYS - JAPAN
The company recorded a pre-tax non-operating gain of $315 ($200 net of taxes) in the first quarter of fiscal 2000 resulting from the initial public offering of shares of Toys - Japan. Of this gain, $91 resulted from an adjustment to the basis of the company's investment in Toys - Japan and $224 was related to the sale of a portion of the company-owned common stock of Toys - Japan, for which the company received net cash proceeds of $267. In connection with this transaction, the company recorded a provision for current income taxes of $82 and a provision for deferred income taxes of $33, respectively. As a result of this transaction, the company's ownership percentage in the common stock of Toys
- Japan was reduced from 80% to 48%. Toys - Japan is a licensee of the company.

SUBSEQUENT EVENTS
On March 24, 2003, the company filed a "shelf" registration statement with the Securities and Exchange Commission, giving the company the capability to sell up to $800 of debt securities that would be used to repay outstanding debt and for general corporate purposes. In April 2003, the company sold and issued $400 million in notes bearing interest at a coupon rate of 7.875%, maturing on April 15, 2013. The notes were sold at a price of 98.305%, resulting in an effective yield of 8.125%. Simultaneously with the sale of the notes, we entered into interest rate swap agreements. As a result of these swap agreements, interest will accrue at the rate of LIBOR plus 3.622%. Interest is payable semi-annually commencing on October 15, 2003. The company plans to use the proceeds from these notes for the repayment of indebtedness maturing in the 2004 calendar year, and pending such repayment, for working capital needs and other general corporate purposes.

On March 5, 2003 the company announced that it would be eliminating approximately 200 positions in its store support facilities in 2003, representing approximately 10% of total headquarters staff.

OTHER MATTERS
In August 2000, eleven purported class action lawsuits were filed (six in the United States District Court for the District of New Jersey, three in the United States District Court for the Northern District of California, one in the United States District Court for the Western District of Texas and one in the Superior Court of the State of California, County of San Bernardino), against the company and our affiliates Toysrus.com, Inc. and Toysrus.com, LLC. In September 2000, three additional purported class action lawsuits were filed (two in the United notes to consolidated financial statements

States District Court for the District of New Jersey and one in the United States District Court for the Western District of Texas). These actions generally purport to bring claims under federal privacy and computer fraud statutes, as well as under state statutory and common law, on behalf of all persons who have visited one or more of the company's web sites and either made an online purchase or allegedly had information about them unlawfully "intercepted," "monitored," "transmitted," or "used." All the suits (except one filed in the United States District Court for the District of New Jersey) also named Coremetrics, Inc. ("Coremetrics"), as a defendant. Coremetrics is an internet marketing company with whom the company has an agreement. These suits seek damages in unspecified amounts and other relief under state and federal law.

With Coremetrics the company filed a joint application with the Multidistrict litigation panel which resulted in all of the federal actions being consolidated and transferred to the United States District Court for the Northern District of California. Plaintiffs voluntarily dismissed the action in the Superior Court of the State of California, County of San Bernardino without prejudice. On October 16, 2001, plaintiffs filed an amended complaint in the United States District Court for the Northern District of California. The company believes that it has substantial defenses to all of these claims. On November 13, 2002, the company entered into a settlement agreement with plaintiffs in connection with all causes of action. This settlement agreement is subject to the court's review and approval and will not have a material impact on the company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS
In 2002, the FASB Emerging Issues Task Force issued EITF issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 considers vendor allowances as a reduction in the price of a vendor's product that should be recognized as a reduction of cost of sales. Advertising allowances that are received for specific, identifiable and incremental costs are considered a reduction of advertising expenses and should be recognized as a reduction of SG&A. The provisions of EITF 02-16 are effective for all new arrangements, or modifications to existing arrangements, beginning after December 31, 2002. The company is currently evaluating the potential impact of the provisions of EITF 02-16 on its consolidated financial statements for 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which will require the consolidation of entities that are controlled by a company through interests other than voting interests. Under the requirements of this interpretation, an entity that maintains a majority of the risks or rewards associated with Variable Interest Entities ("VIEs"), commonly known as special purpose entities, is effectively in the same position as the parent in a parent-subsidiary relationship. Disclosure requirements of VIEs are effective in all financial statements issued after January 31, 2003. The consolidation requirements apply to all VIEs created after January 31, 2003. FIN 46 requires public companies to apply the consolidation requirements to VIEs that existed prior to February 1, 2003 and remained in existence as of the beginning of annual or interim periods beginning after June 15, 2003. The company's new corporate headquarters facility, located in Wayne, New Jersey, is leased from unrelated third parties, arranged by a multi-purpose real estate investment company that the company does not control. In addition the company does not have the majority of the associated risks or rewards. Accordingly, the company believes that FIN 46 will have no impact on the accounting for the synthetic lease for such facility. The synthetic lease is discussed in the note entitled "LEASES." The company believes that FIN 46 will not have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which imposes new disclosure and liability-recognition requirements for financial guarantees, performance guarantees, indemnifications and indirect guarantees of the indebtedness of others. FIN 45 requires certain guarantees to be recorded at fair value. This is different from previous practice, where a liability would typically be recorded only when a loss was probable and reasonably estimable. The initial recognition and initial measurements provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also requires additional disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The company instituted procedures to identify guarantees contained in the various legal documents and agreements, already executed and those to be executed in the future that fall within the scope of FIN 45. The company expects that FIN 45 will not have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF No. 94.3). The fundamental difference between SFAS No. 146 and EITF No. 94-3 is the requirement that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date an entity commits to an exit plan. A fundamental conclusion of SFAS No. 146 is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also establishes that the initial measurement of a liability recognized be recorded at fair value. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The company believes that adoption of this pronouncement will not have a significant effect on the company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The company adopted SFAS No. 144 as of February 3, 2002. The adoption did not have a significant effect on the company's consolidated financial statements.

                                     reports

Report of Management

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report resides with the management of Toys"R"Us. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the company.

Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the company's books and records. The company's disclosure controls provide reasonable assurance that appropriate information is accumulated and communicated to senior management to allow decisions regarding accurate, complete and timely financial disclosures.

The company's comprehensive internal audit program provides for constant evaluation of the adequacy of the adherence to management's established policies and procedures. The company has distributed to key employees its policies for conducting business affairs in a lawful and ethical manner.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight of the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management.

The financial statements of the company have been audited by Ernst & Young LLP, the company's independent auditors, in accordance with auditing standards generally accepted in the United States, including a review of financial reporting matters and internal controls to the extent necessary to express an opinion on the consolidated financial statements.

/s/ John H. Eyler, Jr.                             /s/ Louis Lipschitz
-----------------------------                      -----------------------------
John H. Eyler, Jr.                                 Louis Lipschitz
Chairman, President and                            Executive Vice President
Chief Executive Officer                            and Chief Financial Officer
March 5, 2003

Report of Independent Auditors

The Board of Directors and Stockholders
Toys"R"Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys"R"Us, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys"R"Us, Inc. and subsidiaries at February 1, 2003 and February 2, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in the note entitled "Goodwill", the company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective February 3, 2002.

/s/ Ernst & Young LLP
-----------------------------
Ernst & Young LLP
New York, New York
March 5, 2003
                               board of directors

The Board of Directors

Charles Lazarus
Chairman Emeritus and founder
Toys "R" Us, Inc.
Board member since 1969

Charles Lazarus, founder of Toys"R"Us, Inc., is a pioneer of off-price specialty retailing. He opened his first retail establishment totally dedicated to children's needs in 1948 in Washington D.C. Mr. Lazarus continued to lead Toys"R"Us, Inc. as Chairman of the Board and Chief Executive Officer until 1994. Under his leadership, the company expanded internationally and launched its Kids"R"Us and Babies"R"Us brands. Mr. Lazarus remained Chairman of the Board from 1994 until 1998 when he became Chairman Emeritus.

Mr. Lazarus is a Director of Loral Space Systems and has served on the boards of Wal-Mart and Automatic Data Processing. He also served on the Advisory Board for Trade Policy under both President George Bush and President Bill Clinton. He is a member of the Toy Industry Hall of Fame.

John H. Eyler, Jr.(1)
Chairman, President and
Chief Executive Officer
Toys "R" Us, Inc.
Board member since 2000

John H. Eyler Jr. joined Toys"R"Us, Inc. as President and Chief Executive Officer in January 2000. He was named Chairman of the Board in 2001. Prior to joining the company, Mr. Eyler was Chairman and Chief Executive Officer of FAO Schwarz in New York, where he had been employed since 1992.

Mr. Eyler's previous positions include Chief Executive Officer of Chicago's Hartmarx retail subsidiary, and Chairman and Chief Executive Officer of MainStreet, a division of Federated Department Stores, Inc.

He serves on the Board of Directors for the National Retail Federation and The Andre Agassi Charitable Foundation. Mr. Eyler is also on the Board of NYC 2012, an effort to bring the 2012 Olympic Games to New York City. He holds a degree in Finance from the University of Washington and an M.B.A. from Harvard Business School.

RoAnn Costin(2)
President
Reservoir Capital Management, Inc.
Board member since 1996

RoAnn Costin is the President of Reservoir Capital Management, Inc., an investment advisory firm. She has worked in investment management since 1981, holding the position of Senior Vice President, Investment Manager for The Putnam Companies and Portfolio Manager for State Street Research and Management, Inc.

Ms. Costin holds an M.B.A. from the Stanford University Graduate School of Business and a B.A. in Government from Harvard University. In addition to Toys"R"Us, Inc., she serves on the Board of Directors for the Paul Taylor Dance Company in New York and on the Board of Trustees for The Boston Conservatory.

Roger N. Farah (1)(4)
President and Chief Operating Officer Polo Ralph Lauren
Board member since 2001

Roger N. Farah, has been President and Chief Operating Officer of Polo Ralph Lauren and a member of its Board of Directors since 2000.

From 1994 to 2000, Mr. Farah was Chairman of the Board and Chief Executive Officer of Venator Group, Inc. Prior to that, he held positions as President and Chief Operating Officer of Macy's Inc., Chairman and Chief Executive Officer of Federated Merchandising Services, and Chairman and Chief Executive Officer of Rich's Department Stores. From 1998 until 2000, he served on the Board of Directors at Liz Claiborne, Inc.

Mr. Farah received his B.S. in Economics from the University of Pennsylvania, Wharton School. He currently serves on the Wharton School's Board of Directors.

Peter A. Georgescu (2)(4)
Chairman Emeritus
Young & Rubicam, Inc.
Board member since 2001

Peter A. Georgescu is Chairman Emeritus of Young & Rubicam, Inc. where he served as the company's Chairman and CEO from 1994 until 2000. He also served as President of Young and Rubicam Advertising and President of the company's former International division. Under Mr. Georgescu's tenure, Young & Rubicam transformed from a private to a publicly-held company and built an extensive database for global branding.

Mr. Georgescu also serves on the Board of Directors for EMI Group PLC, International Flavors & Fragrances Inc. and Levi Strauss & Co. He is Vice Chairman/Director of New York Presbyterian Hospital and a Director of A Better Chance. He received his B.A. from Princeton and an M.B.A. from the Stanford Business School. He was elected to the Advertising Hall of Fame in 2001.

Michael Goldstein(1)
Chairman, The Toys "R" Us
Children's Fund, Inc.
Board member since 1989

Michael Goldstein is Chairman of The Toys"R"Us Children's Fund, Inc. and Toys"R"Us.com, Inc. He has spent 19 years with Toys"R"Us, Inc. serving as both Chairman of the Board and Chief Executive Officer. Prior to 1983, Mr. Goldstein held positions as Sr. Executive Vice President-Operations & Finance with Lerner Stores Corporation and as a Partner with Ernst & Young.

Mr. Goldstein is a Director of Finlay Enterprises, Inc., United Retail Group, 4 Kids Entertainment, Inc. and Columbia House. He is President-elect of the 92nd Street Y, a Director of The Special Contributions Fund of the NAACP, and serves on the Advisory Boards of the For All Kids Foundation, USA Tennis Foundation and the New York Restoration Project. Mr. Goldstein is President and Director of the Northside Center for Child Development. He serves on the Board and Executive Committee of Reading is Fundamental and on the Board and Executive Committee of the Queens College Foundation. He is an inductee into the Toy Industry Hall of Fame and was appointed by President George W. Bush to serve on the Advisory Committee for Trade Policy and Negotiation. He is a graduate of Queens College with a B.S. in Economics.

Calvin Hill(3)
Consultant
Board member since 1997

Calvin Hill is a consultant to The Dallas Cowboys Football Club, Mental Health Management, Inc., Fleet Financial Services and Alexander & Associates, Inc. Mr. Hill was Vice President with the Baltimore Orioles from 1987 to 1994, also serving on its Board of Directors. From 1993 to 2000, he served on President Bill Clinton's Council on Physical Fitness.

Mr. Hill currently serves on the Boards of the Rand Corporation Drug Policy and Research Center, the NCAA Foundation, Duke Divinity School, and International Special Olympics. He launched his professional athletic career with the Dallas Cowboys in 1969 and has played professional football in both the World Football League and the NFL. He is a graduate of Yale University.

Nancy Karch(2)(4)
Senior Partner (retired)
McKinsey & Company
Board member since 2000

Nancy Karch is a retired Director of the international consulting firm McKinsey & Company and a member of the McKinsey Advisory Council, comprised of former partners who provide advice to the firm. During 26 years with McKinsey, she held several leadership positions, including Managing Partner of the Retail and Consumer Industries Sector, and Managing Partner of McKinsey Southeast United States.

Ms. Karch is a recognized expert in the field of general merchandise retailing and an active speaker in the retailing and consumer goods fields. She also serves on the Board of Directors of Liz Claiborne, Inc., Gillette, and the Corporate Executive Board, a business research firm. Ms. Karch holds a B.A. in mathematics from Cornell University, an M.S. in mathematics from Northeastern University, and an M.B.A. from Harvard Business School.

                                company officers

Norman S. Matthews(1)(3)(4)
Consultant
Board member since 1996

Norman S. Matthews has worked in consulting and venture capital since 1989. Prior to that he held various executive positions with Federated Department stores, including President, Vice Chairman and Executive Vice President. He was also Chairman of Federated's Gold Circle Stores Division.

In addition to Toys"R"Us, Inc., Mr. Matthews serves on the Board of Directors for The Progressive Corporation, Sunoco, Eye Care Centers of America, Finlay Enterprises, Inc., Galyan's Trading Company, and Henry Schein, Inc. He holds a B.A. degree from Princeton University and an M.B.A. from Harvard Business School.

Arthur B. Newman(1)(2)(3)
Senior Managing Director,
The Blackstone Group, L.P.
Board member since 1997

Arthur B. Newman has been a Senior Managing Director and head of The Restructuring Group of The Blackstone Group, L.P., a private investment bank, since 1991. Previously, Mr. Newman was a Managing Director and head of the Restructuring and Reorganization Group of Chemical Bank and a senior partner at Ernst & Young. Mr. Newman has been an advisor in many of this country's largest reorganizations, including AMF Bowling, Arch Wireless, The Charter Company, Chiquita Banana, Dow Corning Corporation, Eastern Airlines, Exide Technologies, Global Crossing, Iridium, LTV Corporation, Levitz Furniture, Macy's, Manville Corporation, Mobile Media Corporation, Montgomery Ward, Texaco, Inc., White Motor Corporation and the Wickes Corporation.

Mr. Newman is a member of the America College of Bankruptcy and was the recipient of the 1990 award by the Bankruptcy & Reorganization Group, Lawyers Division of UJA-Federation. Mr. Newman holds a B.S. degree in economics and an M.B.A. from Rutgers University. He is a certified public accountant in New York.

(1) Executive Committee

(2) Audit Committee

(3) Compensation & Organizational Development Committee

(4) Corporate Governance and Nominating Committee

Corporate and Administrative Officers

John H. Eyler, Jr.
Chairman, President and
Chief Executive Officer

Francesca L. Brockett
Executive Vice President --
Strategic Planning &
Business Development

Michael D'Ambrose
Executive Vice President --
Human Resources

Karen Duvall
Executive Vice President --
Supply Chain

John Holohan
Executive Vice President --
Chief Information Officer

Christopher K. Kay
Executive Vice President --
Operations & General Counsel, Corporate Secretary

Warren F. Kornblum
Executive Vice President --
Chief Marketing Officer

Louis Lipschitz
Executive Vice President --
Chief Financial Officer

Jon W. Kimmins
Sr. Vice President -- Treasurer

Dorvin D. Lively
Sr. Vice President -
Corporate Controller

Peter W. Weiss
Sr. Vice President -- Taxes

Rebecca A. Caruso
Vice President --
Corporate Communications

Ursula H. Moran
Vice President --
Investor Relations

Divisional Officers

Richard L. Markee
Executive Vice President and
President -- Specialty Businesses
and International Operations

Raymond L. Arthur
President -- Toysrus.com

John Barbour
Executive Vice President and
President -- Toys "R" Us International

James E. Feldt
Executive Vice President and
President -- Merchandising
and Marketing, Toys "R" Us U.S.

Elliott Wahle
President -- Babies"R"Us & Kids"R"Us

Joan W. Donovan
Sr. Vice President --
General Merchandise Manager,
Toys "R" Us International

Jonathan M. Friedman
Sr. Vice President --
Chief Financial Officer,
Toys "R" Us U.S.

Andrew R. Gatto
Sr. Vice President --
Product Development,
Toys "R" Us U.S.

Steven J. Krajewski
Sr. Vice President --
Operations, Toys "R" Us U.S.

James G. Parros
Sr. Vice President --
Stores & Distributions Center Operations, KidsOROUs

David Schoenbeck
Sr. Vice President --
Operations, Babies"R"Us

Pamela B. Wallack
Sr. Vice President --
General Merchandise Manager,
Babies"R"Us & Kids"R"Us

International Country Presidents and Managing Directors

David Rurka
Managing Director --
Toys "R" Us U.K.

Jacques LeFoll
President -- Toys "R" Us France

Monika Merz
President -- Toys "R" Us Canada

John Schryver
Managing Director --
Toys "R" Us Australia

Michael C. Taylor
Managing Director --
Toys "R" Us Central Europe

Antonio Urcelay
Managing Director --
Toys "R" Us Iberia

--------------------------------------------------------------------------------
A Heartfelt Tribute

After decades of much appreciated leadership and service, Charles Lazarus and Michael Goldstein will be leaving the Board at the end of this year's (2002-2003) term. Charles and Mike have both served many years as Chief Executive Officer and as Chairman of the Board of Directors of Toys"R"Us, Inc., where they both played significant roles in the growth of the company. Thereafter, they served the company with distinction as members of the Board of Directors. We are extremely grateful for their leadership, their inspiration, their compassion and their commitment to the Toys"R"Us family of stockholders, colleagues and guests.
--------------------------------------------------------------------------------
                                 financial data

Quarterly Financial Data and Market Information
Toys"R"Us, Inc. and Subsidiaries

Quarterly Financial Data
(In millions except per share data)

The following table sets forth certain unaudited quarterly financial information:

                              First        Second          Third         Fourth
                            Quarter       Quarter        Quarter        Quarter
--------------------------------------------------------------------------------
Year Ended February 1, 2003
--------------------------------------------------------------------------------
Net Sales                    $2,095         $2,070         $2,271        $4,869
Gross Margin                    682            670            722         1,432
Net (Loss)/Earnings              (4)           (17)           (28)          278
Basic (Loss)/
   Earnings per Share        $(0.02)        $(0.08)        $(0.13)       $ 1.31
Diluted (Loss)/
   Earnings per Share        $(0.02)        $(0.08)        $(0.13)       $ 1.30


                              First        Second          Third          Fourth
                            Quarter       Quarter        Quarter      Quarter(a)
--------------------------------------------------------------------------------
Year Ended February 2, 2002
--------------------------------------------------------------------------------
Net Sales                    $2,061        $2,021          $2,178        $4,759
Gross Margin                    665           661             710         1,379
Net (Loss)/Earnings             (18)          (29)            (44)          158
Basic (Loss)/
   Earnings per Share        $(0.09)       $(0.15)         $(0.22)       $ 0.80
Diluted (Loss)/
   Earnings per Share        $(0.09)       $(0.15)         $(0.22)       $ 0.78

(a) Includes restructuring and other charges of $213 ($126 net of tax, or $0.61 per share).

Market Information
The company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest hundredth) based on New York Stock Exchange trading since February 3, 2001.

The company has not paid any cash dividends, however, the Board of Directors of the company periodically reviews this policy.

The company had approximately 30,736 Stockholders of Record on March 12, 2003.

                                               High                     Low
--------------------------------------------------------------------------------
2001   1st  Quarter                           $26.52                   $23.00
       2nd  Quarter                            31.00                    22.30
       3rd  Quarter                            25.10                    16.81
       4th  Quarter                            24.00                    18.25
--------------------------------------------------------------------------------
2002   1st  Quarter                           $20.31                   $16.18
       2nd  Quarter                            18.28                    12.58
       3rd  Quarter                            14.09                     8.70
       4th  Quarter                            13.81                     9.04
--------------------------------------------------------------------------------
                                 corporate data

Store Locations

Stores Across the U.S. at Feb. 1, 2003

                            Toys       Babies       Kids   Imaginarium  Geoffrey
--------------------------------------------------------------------------------
Alabama                       8           3           1         --         --
Alaska                        3          --          --         --         --
Arizona                      12           3          --          1         --
Arkansas                      2          --          --         --         --
California                   81          19          14         12         --
Colorado                      8           4          --         --         --
Connecticut                  10           3           5          3         --
Delaware                      2           1           1         --         --
Florida                      46          13           8         --         --
Georgia                      19           8           3         --         --
Hawaii                        1          --          --         --         --
Idaho                         2          --          --         --         --
Illinois                     33          10          13          2         --
Indiana                      13           4           4         --         --
Iowa                          8          --          --         --         --
Kansas                        5           1           1         --         --
Kentucky                      8           2          --         --         --
Louisiana                    10           1          --         --         --
Maine                         2          --           1         --         --
Maryland                     19           4           6          3         --
Massachusetts                19           5           5          1         --
Michigan                     25           8           9         --         --
Minnesota                    10           2          --         --         --
Mississippi                   5          --          --         --          1
Missouri                     13           5          --         --         --
Montana                       1          --          --         --         --
Nebraska                      3          --          --         --         --
Nevada                        4           3          --         --         --
New Hampshire                 5           1           2         --         --
New Jersey                   26           8          18          5         --
New Mexico                    4           1          --         --         --
New York                     45          12          17          6         --
North Carolina               14           7           1         --          1
North Dakota                  1          --          --         --         --
Ohio                         32          10          12          1         --
Oklahoma                      5           2          --         --         --
Oregon                        8           2          --         --         --
Pennsylvania                 34           8          14         --         --
Rhode Island                  1           1           1         --         --
South Carolina                9           3          --         --         --
South Dakota                  2          --          --         --         --
Tennessee                    14           4           1         --         --
Texas                        48          15           1         --          1
Utah                          6           1           3         --         --
Vermont                       1          --          --         --         --
Virginia                     22           7           5          3         --
Washington                   15           2          --         --         --
West Virginia                 4          --          --         --         --
Wisconsin                     9          --          --         --          1
Puerto Rico                   4          --          --         --         --
--------------------------------------------------------------------------------
                            681         183         146         37          4
--------------------------------------------------------------------------------

Toys "R" Us International - 544

Australia                                       29
Austria                                          9
Bahrain                                          1*
Canada                                          63
Denmark                                         10*
Egypt                                            1*
France                                          32
Germany                                         49
Hong Kong                                        6*
Indonesia                                        3*
Israel                                          19*
Japan                                          134**
Kuwait                                           1*
Malaysia                                         5*
Mauritius                                        1*
Netherlands                                     13*
Norway                                           4*
Portugal                                         8
Qatar                                            1*
Saudi Arabia                                     5*
Singapore                                        4*
South Africa                                    10*
Spain                                           31
Sweden                                          11*
Switzerland                                      4
Taiwan                                           6*
Turkey                                          17*
United Arab
Emirates                                         3*
United Kingdom                                  64

 * Franchise or licensee.
** 48% owned.

                            Stockholder Information

Company Offices
461 From Road
Paramus, New Jersey 07652
201-262-7800

225 Summit Avenue
Montvale, New Jersey 07645
201-802-5000

Annual Meeting
The Annual Meeting of Toys"R"Us, Inc. stockholders will be held at 9:00 a.m. on June 4, 2003 at The 200 Fifth Club, 200 Fifth Avenue, New York, NY. A formal notice of the meeting was mailed to stockholders with this report.

Common Stock Listed
New York Stock Exchange, Symbol: TOY

General Counsel
Christopher K. Kay
Executive Vice President of the company
461 From Road, Paramus, New Jersey 07652

Registrar and Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane New York, NY 10038
877-777-0800

Independent Auditors
Ernst & Young LLP
5 Times Square, New York, NY 10036

Stockholder Information
The company will supply to any owner of its common stock, without charge, a copy of the annual report on Form 10-K, for the year ended February 1, 2003, which has been filed with the Securities and Exchange Commission. Requests must be made in writing to: Investor Relations, Toys"R"Us Inc., 225 Summit Avenue, Montvale, NJ 07645.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained on the internet at www.toysrusinc.com or by calling 800-TOYS R US. A version of the Toys"R"Us, Inc. 2002 Annual Report will be available at www.toysrusinc.com by May 2003.

Significant news releases are anticipated
to be available as follows:
Call on or after...     For the following...

May 19, 2003            1st Quarter Results
Aug. 18, 2003           2nd Quarter Results
Nov. 17, 2003           3rd Quarter Results
Jan. 8, 2004            Holiday Sales Results
Mar. 3, 2004            2003 Results

                               [GRAPHIC OMITTED]

Company Profile

We are one of the world's leading retailers of toys, children's apparel and baby products based on our consolidated net sales in 2002. As of February 1, 2003, we operated 1,595 "R"Us retail stores worldwide. These consist of 1,051 United States locations comprised of 681 toy stores under the name "Toys"R"Us", 183 infant-toddler stores under the name "Babies"R"Us", 146 children's clothing stores under the name "Kids"R"Us", 37 educational specialty stores under the name "Imaginarium" and 4 "Geoffrey" stores that include products from Toys"R"Us, Kids"R"Us and Babies"R"Us as well as many interactive events. Internationally, as of February 1, 2003, we operated 544 stores, including licensed and franchised stores, under the "R"Us name. We also sell merchandise through Internet sites at www.toysrus.com, www.babiesrus.com, www.imaginarium.com and www.giftsrus.com. Toys"R"Us, Inc. is incorporated in the state of Delaware.

Our History

Toys"R"Us got its start in 1948 when founder Charles Lazarus opened a baby furniture store, Children's Bargain Town, in Washington D.C. Lazarus quickly realized the potential of fulfilling customer's requests for baby toys and toys for older children.

In 1957, Lazarus introduced a "supermarket environment." That same year, the Toys"R"Us name made its debut, complete with a backwards "R". By 1966, Lazarus had four stores with approximately $12 million in annual sales. Around this time, Lazarus sold his stores to retail conglomerate Interstate Stores. He maintained responsibility for running Toys"R"Us, which continued to grow profitably. Interstate, however, faced major difficulties and was forced to declare bankruptcy. During this critical period, Lazarus led and restructured the company. In 1978, when Interstate emerged from bankruptcy it was renamed Toys"R"Us, Inc.

The 1980s were a time of major expansion for Toys"R"Us, Inc. In 1983, the company had 169 toy stores in 26 states and had added four stores under its new Kids"R"Us brand. The company opened its first international stores in Singapore and Canada in 1984. Just 10 years later, the company completed its 1993 fiscal year with 581 U.S. toy stores, 217 Kids"R"Us stores and 234 stores in international locations. In 2001, Toys"R"Us opened its flagship store in Times Square.

In 1996, the company opened its first Babies"R"Us store. The acquisition of Baby Superstore in 1997 added 76 locations and helped Babies"R"Us become the undisputed leader in the juvenile market. Imaginarium was acquired in 1998 to bring the learning and educational toy categories to the "R"Us family of retail stores. Between 2000 and 2002, Imaginarium boutiques were added to U.S. toy stores as part of the division's Mission Possible renovation. In addition, Imaginarium also operates 37 freestanding locations.

Geoffrey the Giraffe was first introduced in 1960. However, he didn't receive his name until 1970 when a contest was held among company associates to name him. In 2000, Geoffrey was reintroduced, in his current animatronic form, as the company's lovable wisecracking "spokesanimal." Today he's one of the world's most recognized icons by kids and grown-ups alike, representative of a worldwide chain of stores that has forever changed the way the world shops for toys.

                               [LOGO] TOYS "R" US

                              [LOGO] BABIES "R" US

                               [LOGO] TOYSRUS.COM