Form 10-K, Exhibit 13
period 2004-01-31
TOYS R US INC
filed 2004-04-14
CIK 1005414

Exhibit 13

TOYS “R” US, INC. AND SUBSIDIARIES

Stores Across the U.S. at Jan. 31, 2004

	Toys	Babies	Kids
Alabama	7	3	1
Alaska	1	—	—
Arizona	11	4	—
Arkansas	4	—	—
California	82	20	4
Colorado	8	4	—
Connecticut	10	3	1
Delaware	2	1	1
Florida	46	13	5
Georgia	20	8	1
Hawaii	1	—	—
Idaho	2	1	—
Illinois	32	8	5
Indiana	13	6	—
Iowa	8	1	—
Kansas	5	1	—
Kentucky	8	2	—
Louisiana	9	2	—
Maine	2	1	—
Maryland	18	4	1
Massachusetts	19	6	1
Michigan	25	9	5
Minnesota	10	2	—
Mississippi	6	—	—
Missouri	13	5	—
Montana	1	—	—
Nebraska	3	—	—
Nevada	4	3	—
New Hampshire	5	1	—
New Jersey	26	9	6
New Mexico	4	1	—
New York	46	13	7
North Carolina	16	7	—
North Dakota	1	—	—
Ohio	32	10	3
Oklahoma	5	2	—
Oregon	8	2	—
Pennsylvania	33	12	2
Rhode Island	1	1	—
South Carolina	9	3	—
South Dakota	2	—	—
Tennessee	14	4	—

Texas	51	16	—
Utah	6	1	—
Vermont	1	—	—
Virginia	22	7	1
Washington	15	2	—
West Virginia	4	—	—
Wisconsin	10	—	—
Puerto Rico	4	—	—

	685	198	44	*

*	The remaining 44 Kids “R” Us stores will close during the first half of 2004.

Toys “R” Us International – 574

Australia	30		Norway	6	*
Austria	10		Oman	1	*
Bahrain	1	*	Portugal	8
Canada	64		Qatar	1	*
Denmark	11	*	Saudi Arabia	5	*
Egypt	1	*	Singapore	4	*
France	33		South Africa	11	*
Germany	48		Spain	32
Hong Kong	7	*	Sweden	11	*
Indonesia	3	*	Switzerland	4
Israel	21	*	Taiwan	7	*
Japan	146	**	Turkey	22	*
Kuwait	1	*	United Arab
Malaysia	5	*	Emirates	3	*
Mauritius	1	*	United Kingdom	64
Netherlands	13	*

*	Franchise or licensee.
**	48% owned.

TOYS “R” US, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions, except per share data)	Jan 31, 2004	Feb 01, 2003	Feb 02, 2002	Feb 03, 2001	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996	Jan. 28, 1995
Operations[1]
Net Sales	$11,566	$11,305	$11,019	$11,332	$11,862	$11,170	$11,038	$9,932	$9,427	$8,746
Net Earnings/(Loss)	88	229	67	404	279	(132)	490	427	148	532
Basic Earnings/(Loss) Per Share	0.41	1.10	0.34	1.92	1.14	(0.50)	1.72	1.56	0.54	1.88
Diluted Earnings/(Loss) Per Share	0.41	1.09	0.33	1.88	1.14	(0.50)	1.70	1.54	0.53	1.85

Financial Position at Year End
Working Capital	$1,912	$1,208	$657	$575	$35	$106	$579	$619	$326	$484
Real Estate - Net	2,461	2,398	2,313	2,348	2,342	2,354	2,435	2,411	2,336	2,271
Total Assets	10,218	9,397	8,076	8,003	8,353	7,899	7,963	8,023	6,738	6,571
Long-Term Debt [2]	2,349	2,139	1,816	1,567	1,230	1,222	851	909	827	785
Stockholders’ Equity	4,222	4,030	3,414	3,418	3,680	3,624	4,428	4,191	3,432	3,429
Common Shares Outstanding	213.6	212.5	196.7	197.5	239.3	250.6	282.4	287.8	273.1	279.8

Number of Stores at Year End
Toys “R” Us - U.S.	685	685	701	710	710	704	700	682	653	618
Toys “R” Us - International [3]	574	544	507	491	462	452	441	396	337	293
Babies “R” Us - U.S	198	183	165	145	131	113	98	82	—	—
Kids “R” Us - U.S [4]	44	146	184	198	205	212	215	212	213	204
Imaginarium - U.S.	—	37	42	37	40	—	—	—	—	—
Total Stores	1,501	1,595	1,599	1,581	1,548	1,481	1,454	1,372	1,203	1,115

[1]	Certain fiscal years include the impact of restructuring and other charges. In addition, the fiscal year ended January 31, 2004 was impacted by the adoption of the provisions of EITF 02-16. For further details, see our Annual Reports on Form 10-K.
[2]	Excludes current portion.
[3]	Includes licensed and franchised stores.
[4]	The remaining 44 Kids “R” Us stores will close during the first half of 2004.