Form 10-K, Exhibit 13
period 2005-01-29
TOYS R US INC
filed 2005-04-29
CIK 1005414

EXHIBIT 13

Letter to Stockholders

2004 was in many ways a watershed year for Toys “R” Us, Inc. As we indicated in last year’s Annual Report, early in the year we made a decision to launch a comprehensive strategic review of all of our assets, properties and operations. Our goal was to determine the optimal configuration and use of our resources. At the time we publicly announced this review in January 2004, our common stock was trading at $12.02 per share, a price we believed did not fully reflect the substantial value of our operations and assets. However, we were confident that the strength of our financial position and liquidity put us in an excellent position to evaluate, and then implement, a course of action to enhance stockholder value.

We concluded our strategic review on March 17, 2005 and announced a definitive agreement to sell our entire worldwide operations, including both the Toys “R” Us and Babies “R” Us businesses, to an investment group consisting of affiliates of Bain Capital Partners LLC (Bain Capital), Kohlberg Kravis Roberts & Co., L.P. (KKR), and Vornado Realty Trust (NYSE: VNO) (“Vornado”). Under the terms of the merger agreement, the investment group will acquire all of the outstanding shares of Toys “R” Us, Inc. for $26.75 per share, a 123% increase from the $12.02 share price at the start of the strategic review. The total transaction is valued at approximately $6.6 billion plus the assumption of debt. Each of the three new investors will own equal stakes in the company upon completion of the transaction, which we expect to occur by the end of July 2005.

Even as we pursued the strategic review, we also focused on sharpening our competitive position by improving our businesses. We believe the acquisition price reflects the positive impact of these changes and the value of the Toys “R” Us and Babies “R” Us operations and assets.

Specifically, we spent the spring and early summer of 2004 analyzing our businesses within the context of the current competitive environment. Although we had made a number of positive changes in our U.S. toy store operations during the last few years, it became clear that additional changes were necessary given the competitive environment. As a result, in August 2004, we announced a restructuring of our headquarter operations and our U.S. toy business. These changes were central to our goal of reducing operating expenses by more than $125 million on an annual basis. We also announced reductions in capital spending in our toy business, which is helping to enhance our already powerful cash flow. Finally, we implemented a program to liquidate selected U.S. toy store inventory, which allowed us to improve store productivity and supply chain efficiency before we entered the 2004 holiday selling season.

We are pleased that the tough decisions we made in August have begun to yield results for our company. Operating performance improved across all divisions during the second half of 2004. Annual cash flow from operations net of capital expenditures was $477 million in fiscal 2004. We ended fiscal 2004 with $2.2 billion in cash, cash equivalents and short-term investments on our balance sheet.

The Toys U.S. management team continued to energize the U.S. toy stores with a powerful offering of exclusive products during the holiday season, improvements to in-store presentation and merchandising, new training initiatives, brand-enhancing advertising, and sharper pricing of key items. However, the toy industry continued to face a number of challenges during the past year. Industry sources estimate that sales of traditional toys declined again in 2004, with overall industry sales falling by 5% in the U.S. Against this challenging backdrop, the changes we made enabled us to strengthen the value we provide to our customers and gain market share in our U.S. toy business during the holiday season.

The U.S. toy division also posted improved operating earnings for the fourth quarter of fiscal 2004. This year’s $238 million fourth quarter operating earnings represent a 47% increase from operating earnings of $162 million in 2003. In addition, during the second half of the year our video game business, which had experienced substantial sales declines in the last several years, turned slightly positive, buoyed by a number of new product introductions. This bodes well for 2005 and 2006, which will bring a host of additional new products as a new videogame cycle begins.

Our International division achieved another record performance in fiscal 2004, with net sales exceeding $2.7 billion and operating earnings of $220 million. Currency translation had a favorable impact on performance this year; however, we surpassed our goals for financial performance measured in local currencies as well. Thirty-three new stores were opened abroad in 2004, of which seven were owned stores and the balance were licensed or franchise operations. Comparable store sales in local currencies were up 0.6%, an impressive accomplishment given that the International division faced the dual challenges of the difficult video game cycle as well as a highly promotional competitive environment. Strong sales of juvenile products, learning toys, and consumer electronics helped the division achieve its sales goals.

We continue to be excited about the potential of the Babies “R” Us concept in the global marketplace. Our first International Babies “R” Us stores are operated by Toys “R” Us—Japan, which is 48% owned by Toys “R” Us, Inc. Toys “R” Us - Japan now has seven Babies “R” Us stores and plans to open additional stores this year. In fact, of eleven new “R” Us store openings that are planned in Japan in 2005, eight will be new Babies “R” Us stores.

In the United States, the Babies “R” Us division opened 19 new stores and ended the year with 217 locations. With the closing of the Kids “R” Us division, as announced in November 2003, we were able to convert several Kids “R” Us stores into Babies “R” Us locations. Using these smaller prototype facilities has enabled us to expand into smaller markets.

Babies “R” Us posted another double-digit earnings gain in 2004, generating operating earnings of $224 million, up 17% versus 2003. Comparable store sales growth was a solid 2.2%, with total net sales growth at 7.2% for the year. The results reflect our continued gains in market share in the juvenile business, and our apparel and baby gear categories continued to be strong performers with double-digit comparable sales growth over 2003.

In October 2004, Babies “R” Us also announced a new, exclusive partnership with celebrity nursery designer, author, and mother-of-four Wendy Bellissimo, and in January, we successfully launched our new line of bedding and nursery accessories, Wendy Bellissimo Baby & Kids. The partnership makes Wendy’s luxurious quality and signature style available to our customers at a more affordable price and it is being enthusiastically received by our Babies “R” Us guests.

The Toysrus.com division performed well in 2004. The division was profitable, on an annual basis, for the first time in fiscal 2004. U.S. sales were up 3%, including a 6% increase in core toy sales and an increase of almost 19% in the Babiesrus.com business. We also saw increases in our consumer base and in our holiday season “dot com” market share. We achieved these results while reducing our marketing expenditures in 2004. Although the changes in our marketing strategy had some negative impact on sales growth, they were an important factor in our achieving our first full-year profit at Toysrus.com.

In 2004, the division also launched Toysrus.ca, an e-commerce site integrated into our Toys “R” Us business in Canada and operated independently of our arrangement with Amazon.com. Additionally, our newer online businesses — sportsrus.com and personalizedbyrus.com — are off to an excellent start. Overall, the Toysrus.com division maintained its place as the #1 toy and baby products e-commerce site in terms of both sales and traffic. Sticking to our strategy of generating profitable sales and offering ease and convenience to online shoppers, we added a new functionality to our site that enables customers to redeem online their “stored value” cards (gift cards).

We could not have achieved these results without the partnership of our vendors, whose dedication to specialty toy retailing in the U.S. and around the globe has been immeasurable. With their help, we were able to offer an assortment of merchandise that was further differentiated from our competitors. The result was a gain in market share for our toy business. Likewise, the dedication of our employees through this uncertain period has enabled us to emerge in 2005 with new energy and confidence in our future.

Bain Capital, KKR and Vornado have expressed their enthusiasm about the value of the “R” Us businesses and their future potential. Bain Capital, KKR and Vornado have characterized Toys “R” Us and Babies “R” Us as premier franchises with strong global brand recognition and a collection of high quality product offerings and have indicated that they are excited about partnering with the management team and employees to strengthen the long-term operating and financial performance of the businesses and to realize the full potential of the Toys “R” Us and Babies “R” Us businesses and brands in the U.S. and internationally.

We firmly believe that Bain Capital, KKR and Vornado and our vendor partners will help us build on the momentum that we have worked so hard to establish, and we look forward to a successful future as a leading toy and baby products retailer. We hope that parents and children around the world will be shopping at Babies “R” Us and Toys “R” Us stores for many, many years to come.

On a personal note, I want to take one more opportunity to thank all those who contributed to our improved performance in 2004 and helped us bring our strategic review to a successful conclusion. The employees of Toys “R” Us, Inc. worked diligently to strengthen our business and enhance our offering for our guests within a challenging environment, and their efforts deserve great praise. The Board of Directors and our advisors focused on ensuring that our strategic review enhanced the value of our company – and the merger agreement we have entered reflects their tireless contributions.

Finally, I greatly appreciate the support of our stockholders whose patience allowed us the time to analyze properly our business and review all opportunities. I hope that all of our stockholders, including our many employee stockholders, are pleased with the results of our efforts to enhance value and to position Toys “R” Us for success in the future.

2004 ANNUAL REPORT

Stockholder Information

Inside Back Cover

Stockholder Information

Corporate Headquarters

One Geoffrey Way

Wayne, NJ 07470

973-617-3500

Common Stock Listed

New York Stock Exchange, Symbol: TOY

Corporate Secretary

Christopher K. Kay

Executive Vice President–Chief Operating Officer & Corporate Secretary

One Geoffrey Way, Wayne, NJ 07470

General Counsel

David J. Schwartz

Senior Vice President & General Counsel

One Geoffrey Way, Wayne, NJ 07470

Registrar and Transfer Agent

American Stock Transfer and Trust Company

59 Maiden Lane, New York, NY 10038

877-777-0800

Independent Auditors

Ernst & Young LLP

5 Times Square, New York, NY 10036

Stockholder Information

The Company will supply to any owner of its common stock, without charge, an additional copy of this Annual Report on Form

10-K, for the fiscal year ended January 29, 2005, which has been filed with the Securities and Exchange Commission. Requests should be made in writing to: Investor Relations, Toys “R” Us, Inc., One Geoffrey Way, Wayne, NJ 07470.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained on the Internet at www.toysrusinc.com or by calling 800-TOYS R US (800-869-7787). A version of the Toys “R” Us, Inc. 2004 Annual Report will be available at www.toysrusinc.com.

2004 ANNUAL REPORT

Stockholder Information

Inside Back Cover

Special Stockholders Meeting

A Special Meeting of Toys “R” Us, Inc.’s stockholders will be held to consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of March 17, 2005 by and among the Company, Global Toys Acquisition Merger Sub, Inc. and Global Toys Acquisition, LLC, an entity owned by an investment group, consisting of entities advised by or affiliated with, Bain Capital Partners LLC, Kohlberg Kravis Roberts & Co., L.P. and Vornado Realty Trust. A formal notice detailing the date, time, and location of the meeting will be mailed to all stockholders of record.

2004 Annual Report Inside Front Cover

Toys“R”Us, Inc. Company Profile

Toys “R” Us, Inc. is a worldwide specialty retailers of toys, baby products, and children’s apparel. At the end of the fiscal year, January 29, 2005, we operated 1,499 retail stores worldwide. These consisted of 898 United States locations comprised of 681 toy stores under the name Toys“R”Us and 217 specialty baby-juvenile stores under the name Babies“R”Us. Internationally, we operated, licensed, or franchised 601 stores in 30 countries under the “R”Us name. We also sell merchandise through our Internet sites at www.toysrus.com, www.babiesrus.com, www.imaginarium.com, www.sportsrus.com, and www.personalizedbyrus.com. Toys “R” Us, Inc. is incorporated in the state of Delaware.

Toys“R”Us – U.S.

The U.S. division continued its strong focus on providing a quality shopping experience in its 681 toy stores during 2004. A renewed emphasis on in-store execution was given to presentation and merchandising, sharper pricing on key items, and the training of seasonal associates for the crucial holiday period. A new advertising campaign captured the joy of play and the company’s year-round dedication to helping customers choose the perfect toys for the special children in their lives.

Toys“R”Us – International

Toys“R”Us opened its first international stores in Singapore and Canada in 1984. Today there are 601 Toys“R”Us stores in 30 countries around the world where customers can feel the joy of being a Toys“R”Us kid. The International division had another record year of operating earnings in 2004. This performance speaks to the strength of the Toys“R”Us brand in other countries and the way the business is tailored to meet the unique retail needs of each country.

Toysrus.com

Toysrus.com offers families on the go great selection, the ease of online shopping, and convenient shipping options. Today, Toysrus.com is the number one e-commerce site for toy and baby products, and it continues to expand its reach. In 2004, the division launched Toysrus.ca, an e-commerce site to support Canada’s retail business. The division’s other online shopping experiences include Babiesrus.com featuring the Baby Registry, Imaginarium.com, Sportsrus.com featuring unique sport-related merchandise, and Personalizedbyrus.com offering personalized gifts.

Babies“R”Us

Since 1996 Babies“R”Us has grown to include 217 locations in the U.S. With sales approaching $2 billion, it is now the largest baby products specialty retailer in the world. The division’s Baby Registry service also registers more expectant parents than any other retailer. Babies“R”Us offers everything expectant parents need and knowledgeable associates who help navigate the many shopping choices new parents must make. Educational in-store events and seminars also help to prepare parents-to-be for their new arrivals. In addition, an array of guest services and amenities, including a Mother’s Room, special parking for mothers-to-be, free gift wrap, and a Special Orders desk all make the Babies“R”Us shopping experience hassle-free and superior to other retailers.

Item 2. Properties

Stores Across the United States & Puerto Rico at January 29, 2005

	Toys “R” Us	Babies “R” Us
Alabama	7	3
Alaska	1	—
Arizona	11	4
Arkansas	4	—
California	82	21
Colorado	8	4
Connecticut	10	5
Delaware	2	1
Florida	46	14
Georgia	20	9
Hawaii	1	—
Idaho	2	1
Illinois	32	10
Indiana	13	6
Iowa	8	1
Kansas	5	1
Kentucky	8	2
Louisiana	9	2
Maine	2	1
Maryland	18	4
Massachusetts	18	6
Michigan	25	10
Minnesota	10	2
Mississippi	6	—
Missouri	13	5
Montana	1	—
Nebraska	3	1
Nevada	4	3
New Hampshire	5	2
New Jersey	26	11
New Mexico	4	1
New York	45	16
North Carolina	15	7
North Dakota	1	—
Ohio	32	10
Oklahoma	5	2
Oregon	7	2
Pennsylvania	33	13
Rhode Island	1	1
South Carolina	9	3
South Dakota	2	—
Tennessee	14	4
Texas	50	16
Utah	6	3
Vermont	1	—
Virginia	22	7
Washington	15	3
West Virginia	4	—
Wisconsin	11	—
Puerto Rico	4	—

Total	681	217

Toys ‘R’ Us International - 601
Australia	32
Austria	10
Bahrain	1	*
Canada	63
Denmark	12	*
Egypt	1	*
France	33
Germany	48
Hong Kong	7	*
Indonesia	3	*
Israel	21	*
Japan	153	**
Kuwait	1	*
Malaysia	6	*
Mauritius	1	*
Netherlands	15	*
Norway	6	*
Oman	1	*
Portugal	8
Qatar	1	*
Saudi Arabia	6	*
Singapore	4	*
South Africa	13	*
Spain	34
Sweden	11	*
Switzerland	4
Taiwan	10	*
Turkey	26	*
United Arab Emirates	3	*
United Kingdom	67

Total	601

* Franchised or Licensed

** 48% owned

5

Item 6. Selected Financial Data

FINANCIAL HIGHLIGHTS

TOYS “R” US, INC. & SUBSIDIARIES

	Fiscal Year Ended
	Jan 29, 2005	Jan 31, 2004[1]	Feb 01, 2003[1]	Feb 02, 2002[1]	Feb 03, 2001[1]
	(In millions, except per share data)
Operations[2]
Net Sales	$11,100	$11,320	$11,305	$11,019	$11,332
Net Earnings/(Loss)	252	63	213	68	388
Basic Earnings/(Loss) Per Share	1.17	0.30	1.03	0.34	1.84
Diluted Earnings/(Loss) Per Share	1.16	0.29	1.02	0.33	1.80
Financial Position at Year End
Working Capital	$1,806	$1,865	$1,185	$618	$536
Real Estate—Net	2,400	2,328	2,263	2,202	2,244
Total Assets	9,768	10,265	9,451	8,138	8,078
Long-Term Debt[3]	1,860	2,349	2,139	1,816	1,567
Stockholders’ Equity	4,325	3,974	3,815	3,207	3,203
Common Shares Outstanding	215.9	213.6	212.5	196.7	197.5
Number of Stores at Year End
Toys “R” Us—U.S.	681	685	685	701	710
Toys “R” Us—International[4]	601	574	544	507	491
Babies “R” Us—U.S	217	198	183	165	145
Kids “R” Us—U.S	—	44	146	184	198
Imaginarium—U.S.	—	—	37	42	37
Total Stores	1,499	1,501	1,595	1,599	1,581

[1]	Restated to reflect a correction in our accounting practices for leases and leasehold improvements. Refer to Note 2 to the Consolidated Financial Statements entitled “RESTATEMENT OF FINANCIAL STATEMENTS FOR ACCOUNTING FOR LEASES AND LEASEHOLD IMPROVEMENTS” for details.

[2]	Certain fiscal years include the impact of restructuring and other charges. In addition, the fiscal year ended January 31, 2004 was impacted by the adoption of an accounting change. For further details, see our Annual Reports on Form 10-K.

[3]	Excludes current portion

[4]	Includes licensed and franchised stores.